Filed pursuant to Rule 424(b)(4)
Registration No. 333-256219

9,250,000 Shares

Ordinary Shares

WalkMe Ltd. is offering 9,250,000 ordinary shares. This is the initial public offering, and no public market exists for our ordinary shares. The initial public offering price is $31.00 per share.

Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the symbol “WKME.”

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 16.

PRICE $31.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)
Per share	$31.00	$2.015	$28.985
Total	$286,750,000	$18,638,750	$268,111,250

(1)	We have agreed to reimburse the underwriter for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have the option to purchase up to an additional 1,387,500 ordinary shares from us at the initial public offering price, less the underwriting discounts and commissions, for a period of 30 days after the date of this prospectus.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have requested that the underwriters make issuer directed allocations in the aggregate of 1,774,192 ordinary shares to entities affiliated with Insight Partners and Vitruvian Partners, which are affiliated with certain of our directors. However, because these issuer directed allocations represent our request, and do not constitute a binding agreement or commitment on behalf of Insight Partners or Vitruvian Partners, these shareholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these shareholders as they will on any other shares sold to the public in this offering.

The underwriters expect to deliver the ordinary shares to purchasers on or about June 18, 2021.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	CITIGROUP

WELLS FARGO SECURITIES	BARCLAYS	BMO CAPITAL MARKETS

JMP SECURITIES	KEYBANC CAPITAL MARKETS	NEEDHAM & COMPANY

June 15, 2021

Walk me
Digital Adoption Platform
Reach Exponential value with technology.

“Humans are at the heart of digital transformation and change is happening too fast.
Without a mutual relationship, it just doesn’t work.
Walkme is completely changing the way humans interact with technology –
This is the essence of digital adoption.”
Dan Adika.
Co-founder & CEO.
WalkMe
Rafael Sweary,
Co-founder & President,
WalkMe

Digital adoption platform.
Create data-driven experiences
Gain visibility into the tech stack as you measure,
Driven, and act to ultimately maximize the impact of your digital transformation strategy.
Drive users to success
Drive user adoption of your digital assets on any device across your tech stack

Financial highlights
$ 178 m ARR(1
~2000 Serving Customers
34% 34% LTM Total Revenue/LTM Subscription Revenue YoY Growth (2)
368 Customer with >$100k in ARR 31% YoY Growth(1)
22 Customers with >$1M in ARR 58% YoY Growth(1)
118% Dollar Based Net Retention Rate >500 Employee Customer(1)
All data as of march 31,2021 unless otherwise indicated.
(1) See “ management’s Discussion and Analysis of Financial Condition and Result of Operation _key Bussiness and Financial metrics” for addition information regarding Annualized Recuring Revenue (“ARR”) and Dollar Rased Net Retention Rate, including how we defined and use these metrics.
(2) Represents the twelve months ended march 31, 2020. During the twelve months ended March 31, 2020 and 2021, we had net losses of $49.6 million and $46.2 million, respectively.

Annualized Recurring Revenue
ARR(1)
$93m    Q1-19
$103M    Q2-19
$117M    Q3-19
$131M    Q4-19
$138M    Q1-20
$146M    Q2-20
$154M    Q3-20
$164M    Q4-20
$178M    Q1-21
We had net losses of $12.8 million, $12.2 million, $13.4 million and $11.7 million for the three months ended March 31, June 30, September 30 and December 31, 2019, respectively; $12.3 million, $3.5 million, $13.2 million and $16.0 million for the three months ended March 31, June 30, September 30 and December 31, 2020 respectively; and $13.4 million for the three months ended March 31, 2021.
(1) See “ management’s Discussion and Analysis of Financial Condition and Result of Operation _key Bussiness and Financial metrics” for addition information regarding Annualized Recuring Revenue (“ARR”) and Dollar Rased Net Retention Rate , including how we defined and use these metric.

Walk me
Total Economic
Impact™ of WalkMe.
368% ROI
Over three years
< 3 Month Payback Period
60% Reduction in training
Time on application*
50% savings in IT support calls
And Help Desk tickets*
20% Savings in software
Licensing fees*
Benefits from Employee-Facing Apps
35% Increase in customer retention*
10% Growth upsell opportunities from existing customers over three years*
50% Savings in customer support call costs
Benefits from Customer-facing Services
*According to a October 2020 Forrester Consulting study, The total Economic impact™ of WalkMe Digital Adoption platform, a study commissioned by WalkMe.

WalkMe’s
Industry Recognition
Awards Analyst Recognition Parents*
Forbes the cloud100 2016|2017|2018|2019|2020
JMP HOT 100 software companies 2018
Forbes 2021 AMERICA’S BEST STARTUP EMPLOYERS
POWERED BY
2019 BEST COMPANY OUTLOOK
Deloitte.
Technology Fast
500™
Deloitte’s technology fast 500™ north America
Deloitte’s technology fast 500™ emea 2016|2018|2019
Remote tech speakthrough awars
Overall remotetech solution of the year,2020
Everest group
The leader in Everest group’s digital adoption platform (dap)
Products peak matrix® assessment 2020
Gartner
Gartner cool vendor
2013
451 research
Firestarter
451 research firestarter award 2020
Frost Sullivan
Frost & Sullivan 2020 global digital transformation optimization platforms company of the year
6 issued u.s. patents
6 u.s. patent applications
8 foreign patent applications
*patents as march 31,2021

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our ordinary shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy our ordinary shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

BASIS OF PRESENTATION

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). We present our consolidated financial statements in U.S. dollars. Certain amounts in this prospectus may not total due to rounding. All percentages have been calculated using unrounded amounts.

As used in this prospectus, unless otherwise noted or the context otherwise requires, references to “WalkMe,” the “Company,” “we,” “us,” “our company” and “our business” refer to WalkMe Ltd., together with its consolidated subsidiaries as a consolidated entity.

Throughout this prospectus, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics.” In this prospectus, we also present Free Cash Flow and Non-GAAP Operating Income (Loss), which are not recognized terms under GAAP. We define these terms as follows:

•	“Free Cash Flow” is defined as net cash used in operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs.

•	“Non-GAAP Operating Income (Loss)” is defined as net income (loss) from operations excluding share-based compensation and amortization of acquired intangible assets.

See “Prospectus Summary—Summary Consolidated Financial and Other Data” for a discussion regarding our use of Free Cash Flow and Non-GAAP Operating Income (Loss), including their limitations, and a reconciliation to the most directly comparable GAAP financial measures.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, the markets in which we operate and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Certain of these sources were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. Our estimates are derived from publicly available information released by independent third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of our industry and the markets in which we operate, which we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any such information, and these sources generally state that the information they contain has been obtained from sources believed to be reliable. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by independent third parties and by us.

In particular, certain information identified in this prospectus is contained in the following third-party industry sources:

•	Accenture Research, Leaders Wanted: Masters of Change at a Moment of Truth, February 2021

•	Blissfully, SaaS Trends 2020, October 2019

•	Boston Consulting Group, Flipping the Odds of Digital Transformation Success, October 2020

•	Everest Group, Digital Adoption Platform (DAP) Products PEAK Matrix® Assessment with Technology Vendor Landscape 2020, July 2020

•	Gartner, Inc. (“Gartner”), Improve Employee Usage, Engagement and Productivity With Digital Adoption Solutions, November 2020

•	Gartner, Forecast Alert: IT Spending, Worldwide, 4Q20 Update, January 2021

•	IDC Research, Inc., Worldwide Digital Transformation Spending Forecast, 2020–2024, December 2020

•	IDC Research, Inc., Worldwide Black Book, February 2021

•	Insight Enterprises, Is IT Failing the Cost Optimisation Challenge, November 2020

•	KPMG, Going Digital Faster, January 2021

We also identify certain information in this prospectus from the following third-party industry sources, each of which was commissioned by us (not in connection with this offering):

•	Forrester Consulting, The Total Economic Impact™ of WalkMe Digital Adoption Platform, October 2020

•	Harvard Business Review Analytic Services, The State of Digital Adoption 2021, March 2021

The Gartner content described herein (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Content are subject to change without notice.

The Forrester Consulting study referred to above was based on information provided to Forrester Consulting during interviews they conducted with organizational decision-makers from four representative customers, selected by us, with experience using our Digital Adoption Platform as well as Forrester’s assumptions based on its own research. In selecting customers to participate in the study, we sought to assemble a group of customers that would provide a fulsome representation of our platform’s capabilities. As a result, we selected customers from diverse industries, each with a diverse portfolio of use cases. All customers we selected to participate in the study agreed to participate. The information provided during these customer interviews was then used by Forrester Consulting to create a modeled composite of representative customers reflecting characteristics of the interviewed organizations in order to examine the return on investment that organizations may potentially realize from deploying our Digital Adoption Platform.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus includes certain trademarks, trade names and service marks that are important to our business, which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the “®”, “™” or “SM” symbols, but such references are not intended to indicate, in any way, that we or the applicable owner will not assert, to the fullest extent possible under applicable law, our or its rights or the rights of any applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including the “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus and our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus before making an investment decision.

Our Vision

Our vision is to fundamentally transform the productivity of humanity by harnessing the power of technology.

In the modern global economy, nearly every industry has been disrupted by the power of technology. We are on a journey to help organizations accelerate their digital transformations by redefining how users interact with software and how organizations measure and execute their technology and business strategies.

Overview

WalkMe is the defining solution enabling organizations to better realize the value of their software investments. Using our cloud-based Digital Adoption Platform, users—employees and customers of organizations—can navigate websites, SaaS applications, and mobile apps through a digital, GPS-like experience to accomplish any task from simple, online transactions, to complex cross-application software processes, to fully autonomous experiences that require no manual clicks or entries.

Our Digital Adoption Platform overlays upon any application with a simple no-code implementation. Once overlaid, our platform provides immediate insights that enable a data-first approach to understand the gaps between user interactions and behavior with technology and an organization’s business goals. With actionable insights, we then enable organizations to create and deliver elegant experiences that enable users to access the full functionality and value of the software, ensuring digital adoption, and ultimately fulfilling the promise of digital transformation.

With a digital adoption strategy powered by WalkMe, employees and customers of organizations can benefit from intuitive and unified technology experiences. Chief information officers (“CIO”) and business leaders gain visibility and insights across the organization’s enterprise technology stack. This allows organizations to become more results driven, agile and innovative, to better compete in today’s ever-changing business environment and to ultimately achieve their objectives.

The digital revolution has fundamentally shifted the core competencies required of successful companies. From remote-first workforces leveraging virtual collaboration for seamless communications to new digitally-enabled business models, technology is impacting all of humanity. To compete in an increasingly digital world, organizations have amassed a patchwork of technologies, investing billions of dollars a year in software applications that promise specific business outcomes to elevate and exceed their key business metrics.

Organizations continue to acquire new technologies to achieve their digital transformation goals, but the more software they acquire, the more complex their enterprise technology stack is to manage, use and maintain. CIOs and business leaders lack visibility into what or how software is being utilized, and whether they are realizing value from their technology investments. Similarly, users—both employees and customers—struggle to navigate a growing number of applications with different interfaces to complete business processes. Users must continuously relearn new technology functions that may have vastly different and evolving capabilities. Meanwhile, user expectations for digital interactions have also evolved as our day-to-day usage of technology has increased with the consumerization of software, causing users to increasingly demand frictionless and elegant digital experiences.

Our Digital Adoption Platform drives the success of digital transformation initiatives by empowering CIOs and business leaders with critical business insights to increase software adoption and improve user experiences for employees and customers.

•

For CIOs and business leaders, our platform provides unified visibility and insights across the organization’s software stack to improve key business processes and drive employees and customers to action. Our data-driven insights offer strategic perspective and provide a competitive advantage to CIOs.

•

For Employees, our platform provides a contextual and unified experience that can be seamlessly delivered across any application (third party, proprietary, mobile or desktop) to provide personalized process workflow guidance and automation.

•	For Customers, our platform can be deployed on any customer facing website or application to power self-service onboarding, feature engagement, support and more.

We serve a diverse set of customers across all major industries, including some of the world’s largest and most sophisticated enterprises. As of March 31, 2021, we had approximately 2,000 customers including 155 of the Fortune 500 and 243 of the Global 2000, as well as 368 customers with annualized recurring revenue (“ARR”) greater than $100,000 and 22 customers with ARR greater than $1,000,000. We deliver our cloud-native, Digital Adoption Platform on a subscription basis to facilitate broad-based adoption of our technology, and subscription revenue comprised approximately 88% of our total revenue for the year ended December 31, 2020 and 90% of our revenue for the three months ended March 31, 2021.

Our success in helping customers achieve their digital transformation strategies has enabled us to achieve significant growth. For the years ended December 31, 2019 and 2020, our revenue was $105.1 million and $148.3 million, respectively, representing year-over-year growth of 41%. For the three months ended March 31, 2020 and 2021, our revenue was $34.2 million and $42.7 million, respectively, representing year-over-year growth of 25%. For the years ended December 31, 2019 and 2020, our net loss was $50.1 million and $45.0 million, respectively, our operating cash flow was ($48.5) million and ($8.7) million, respectively, and our free cash flow was ($53.0) million and ($11.0) million, respectively. For the three months ended March 31, 2020 and 2021, our net loss was $12.3 million and $13.4 million, respectively, our operating cash flow was ($7.4) million and ($2.9) million, respectively, and our free cash flow was ($8.2) million and ($4.1) million, respectively. See the section titled “—Summary Consolidated Financial and Other Data” for additional information regarding free cash flow, a measure that is not calculated under GAAP.

Key Trends Driving the Need for a Digital Adoption Platform

Digital transformation is a priority for enterprise organizations. According to Gartner, enterprise software spend is expected to increase from $506 billion in 2021 to $715 billion by 2024, as enterprises invest in technology to increase productivity, better compete and grow their businesses. Moreover, global enterprise spend on digital transformation is projected to reach nearly $2.4 trillion within the next four years, representing over 57% of all business spending on technology, according to IDC. According to Gartner, by 2025, 70% of organizations will use digital adoption solutions across the entire technology stack to overcome still insufficient application user experiences.

Digital transformation is dependent on people adopting new software applications. Enterprises are not experiencing the promised returns on their digital transformation investments, largely because their employees are overwhelmed by the increasing number of software applications they are being asked to learn and utilize, and their customers are confused by new digital interactions that are constantly evolving as applications are updated.

Failure to adopt applications has significant costs for organizations. According to Insight Enterprises, over 20% of licensing spend is on software that is not utilized which represents $3.0 million a year in wasted investment for most organizations.

Users need a frictionless software application experience. Employees expect frictionless technology experiences, which is in turn critical for employee retention. Meanwhile, customers experience pain points along their digital journeys, such as difficult to navigate websites, which can lead to lost sales.

Business processes span multiple applications across organizational silos. Employees depend on a vast array of enterprise software applications that often span different departments to perform their job functions. As the number of applications employees must learn grows, a unified user experience becomes critical, especially for workflows that require multiple applications with disparate user interfaces that can be challenging to learn, thus reducing employee productivity and creating user frustration. Moreover, for department-level managers and CIOs overseeing entire organizations, multiple applications and workflows without centralization or machine learning (“ML”)-based analytics do not provide the visibility required for insightful decision-making.

The role of the CIO is evolving from traditional to transformational. As digital transformation has risen in strategic importance, the modern CIO is increasingly expected to broadly influence business strategy across the organization. To be successful, CIOs require unified visibility into their digital portfolio, actionable insights and the ability to deliver frictionless, cross-platform user experiences across the enterprise.

WalkMe’s Digital Adoption Platform

Key benefits of our platform include:

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Provides Insights to Help CIOs and Business Leaders Drive Business Outcomes Horizontally Across the Organization. CIOs and business leaders use our Insights capabilities and integration center technology to gain visibility into the enterprise technology stack, including software usage and user experiences across business processes. This analytics suite delivers tactical and strategic metrics that can be leveraged by CIOs and business leaders.

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Delivers Immediate Value. Our technology provides CIOs and business leaders with immediate visibility into their software stacks and business processes, consolidates user actions on applications and provides detailed guidance on how to use them effectively.

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Optimizes Software Usage and Technology Spend. Our Digital Adoption Platform enables enterprises to make greater use of software more efficiently. With our Digital Adoption Platform, organizations can create easy-to-use business process workflows that facilitate and encourage employees to realize the full benefit of software applications.

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Increases Employee Productivity and Reduces Support Costs. By engaging employees across software applications, employees are able to more easily use the software applications that the enterprise has deployed. This leads to improved productivity, increased data accuracy, reduced support costs and increased employee engagement.

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Improves Customer Engagement. By simplifying the end user experience, our Digital Adoption Platform has been shown to drive an increase of approximately 35% in customer retention, 10% growth in upsell opportunities from existing customers over three years, and 50% savings in customer support call costs, according to a 2020 Forrester Consulting study, The Total Economic Impact™ of WalkMe Digital Adoption Platform, a study we commissioned.

Market Opportunity

We believe that digital adoption represents a vast, rapidly growing and under penetrated market opportunity today, and we estimate our total addressable market opportunity to be approximately $34 billion. As the pioneer and market leader in this category, we believe that we are well-positioned to capture a substantial portion of this large opportunity over time.

What Sets Us Apart

We believe our proprietary user interface (“UI”) technology and approach to architecting our platform provides us with several distinguishing advantages:

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Category-defining platform powering digital transformation. We pioneered the digital adoption category and our strong brand awareness increases our opportunities to win new customers and to expand our offerings within our existing customers.

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Broad, rich dataset and AI/ML capabilities provide valuable insights and continuous optimization. By leveraging our extensive user interaction data with machine learning technology, we deliver an integrated platform for discovering and implementing digital transformation to drive continuous optimization and increase our competitive advantage.

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Proprietary AI technology that recognizes user interfaces. Our patented UI recognition and artificial intelligence technology enables our customers to scale their digital transformation strategies by recognizing changes to underlying UI elements and automatically adapting the WalkMe navigation and automation experience.

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Growing ecosystem that positions WalkMe at the center of the digital transformation industry. We are investing to continue to grow our brand awareness and build out WalkMe Beyond, an ecosystem of users, partners, and collaborators with powerful network effects.

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Infrastructure agnostic and extensible technology. Our Digital Adoption Platform can be deployed across any type of application and operating system. Because our platform works everywhere, our customers are able to automate digital processes across their internally built and third-party applications from a single platform.

Our Growth Strategy

Key elements of our growth strategy include:

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Innovate and advance our platform. We will continue to invest in research and development to enhance our platform, including machine-learning, hyper-automation and process mining/discovery technologies.

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Acquire new customers. We intend to accelerate new customer acquisition to continue to grow our customer base across the markets that we serve as well as enter into new market segments by scaling our sales and marketing capabilities and channel relationships.

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Increase usage and spend from our existing customers. We believe our ease of use, depth, breadth of platform and rapid time to value will enable us to increase adoption by our existing customers across their entire organization.

•	Expand internationally. We believe there is a global need for our Digital Adoption Platform and that there is a compelling opportunity to expand our offerings internationally.

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Expand our ecosystem and go-to-market partnerships. We intend to continue investing in our ecosystem and partner relationships to extend the functionality of our platform, support new use cases and add new go-to-market channels.

Risk Factors

Investing in our ordinary shares involves risks. You should carefully consider the risks described under the caption “Risk Factors” before making a decision to invest in our ordinary shares. If any of these risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:

•	We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or sustain profitability.

•

Our business and operations have experienced rapid growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

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Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

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The markets for our products are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

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If we are not able to keep pace with technological and competitive developments or fail to develop or otherwise introduce new products and enhancements to our existing offerings, our products may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be adversely affected.

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If we do not maintain the interoperability of our offerings across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.

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The markets in which we compete are nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of which may have greater financial, technical, and other resources than we do. If we do not compete successfully our business, financial condition and results of operations could be harmed.

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Our Digital Adoption Platform is at the core of our business, and any decline in demand for our Digital Adoption Platform occasioned by malfunction, inferior performance, increased competition or otherwise, will impact our business, financial condition and results of operations.

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Our business depends in part on our existing customers expanding the value of their subscriptions over time and renewing their subscriptions at the end of the applicable subscription period. Any decline in our dollar-based net retention rate may harm our future operating results.

•	If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

•	We recognize subscription revenue over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

•	If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

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If we are unable to manage our fixed and variable costs or expand the scale of our operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our business, financial condition and results of operations may be materially and adversely affected.

•	Our results of operations are likely to fluctuate from quarter to quarter, which could adversely affect our business, financial condition and results of operations.

•	The ongoing COVID-19 pandemic could harm our business, financial condition and results of operations.

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We typically provide service-level commitments under our subscription agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, extended subscription terms or refunds of prepaid amounts equivalent to the credits, any of which could lead to subscription termination or a decrease in customer renewals in future periods.

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If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our solution may be perceived as not being secure, our reputation and market position may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities.

•	Failure to protect or enforce our rights in our proprietary technology, brand and intellectual property could substantially harm our business and results of operations.

Corporate Information

We were formed under the laws of the State of Israel in October 2011 under the name Make Tutorial Ltd. We changed our name to WalkMe Ltd. in March 2012. Our principal executive offices are located at 1 Walter Moses St., Tel Aviv, 6789903, Israel. Our website address is www.walkme.com, and our telephone number is +972-3-763-0333. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes. Our agent for service of process in the United States is WalkMe, Inc., which maintains its principal offices at 71 Stevenson Street, Floor 20, San Francisco, CA 94105. Its telephone number is 855-492-5563.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

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the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue equals or exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common equity securities held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued, during the preceding three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year following the fifth anniversary of the closing of this offering.

Emerging growth companies can also take advantage of the extended transition period provided in Section 13(a) of the Exchange Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies that have adopted the new or revised accounting standards.

In addition, upon the closing of this offering, we will report under the Exchange Act as a “foreign private issuer.” As a foreign private issuer, we may take advantage of certain provisions under the rules of The Nasdaq Stock Market, LLC (“Nasdaq”) that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act that require the filing with the U.S. Securities and Exchange Commission (the “SEC”) of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

•	the majority of our executive officers or directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the United States; or

•	our business is administered principally in the United States.

We have chosen to take advantage of certain of the reduced disclosure requirements and other exemptions described above in the registration statement of which this prospectus forms a part and intend to continue to take advantage of certain exemptions in the future. As a result, the information that we provide may be different than the information you receive from other public companies in which you hold stock. As a result, some investors may find our ordinary shares less attractive than they would have otherwise. The result may be a less active trading market for our ordinary shares, and the price of our ordinary shares may be more volatile. See “Risk Factors—We are an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors” and “—We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.”

THE OFFERING

Ordinary shares offered by us	9,250,000 ordinary shares.

Option to purchase additional ordinary shares	We have granted the underwriters a 30-day option to purchase up to 1,387,500 additional ordinary shares at the public offering price, less underwriting discounts and commissions.

Ordinary shares to be outstanding after this offering	82,652,098 ordinary shares (or 84,039,598 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $263.6 million (or approximately $303.8 million if the underwriters exercise their option to purchase additional ordinary shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and thereby enable access to the public equity markets for us and our shareholders, and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. See “Use of Proceeds.”

Dividend policy	We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and expand our business. Our board of directors has sole discretion regarding whether to pay dividends, subject to the laws of the State of Israel. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. See “Dividend Policy.”

Risk factors	Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 16 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our ordinary shares.

Listing	Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the symbol “WKME.”

Issuer directed allocations	We have requested that the underwriters make issuer directed allocations in the aggregate of 1,774,192 ordinary shares to entities affiliated with Insight Partners and Vitruvian Partners, which are affiliated with certain of our directors. See “Certain Relationships and Related Party Transactions—Participation in this Offering.”

The number of our ordinary shares to be outstanding after this offering is based on 73,402,098 ordinary shares outstanding as of March 31, 2021, after giving effect to the Preferred Share Conversion (as defined below), and excludes:

•

15,009,720 ordinary shares issuable upon the exercise of options outstanding under our Restated 2012 Share Option Plan (the “Restated 2012 Plan”) as of March 31, 2021 at a weighted average exercise price of $6.95 per share, 5,581,064 of which were vested as of such date;

•	636,250 additional ordinary shares issuable upon the exercise of options granted under the Restated 2012 Plan after March 31, 2021 at an exercise price of $26.47 per share;

•

9,954,480 ordinary shares reserved for future issuance under our 2021 Share Incentive Plan (the “2021 Plan”), which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any additional ordinary shares that may be reserved for issuance thereunder in the future pursuant to provisions in such plan that automatically increase the ordinary share reserve thereunder; and

•

1,824,988 ordinary shares reserved for issuance under our 2021 Employee Share Purchase Plan (“ESPP”), which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any additional ordinary shares that may be reserved for issuance thereunder in the future pursuant to provisions in such plan that automatically increase the ordinary share reserve thereunder.

In addition, unless otherwise indicated, all information in this prospectus reflects and assumes:

•

the automatic conversion of all of our outstanding preferred shares into an aggregate of 59,180,522 ordinary shares immediately prior to the closing of this offering (the “Preferred Share Conversion”);

•	the adoption of our amended and restated articles of association (our “Post-IPO Articles”) upon the closing of this offering;

•	no exercise of the outstanding options described above after March 31, 2021; and

•	no exercise by the underwriters of their option to purchase up to 1,387,500 additional ordinary shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial and other data for the periods and as of the dates indicated. We prepare our consolidated financial statements in accordance with GAAP. The summary historical consolidated financial data as of December 31, 2020 and for the years ended December 31, 2019 and 2020 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary historical consolidated financial data as of March 31, 2021 and for the three months ended March 31, 2020 and 2021, has been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In our opinion, the unaudited financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial information. Our historical results for any prior period are not necessarily indicative of results expected in any future period and our interim results are not necessarily indicative of the results that may be expected for the full fiscal year or any other future period. You should read the following information in conjunction with the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, the accompanying notes and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenues
Subscription	$94,769	$130,303	$29,652	$38,474
Professional services	10,360	18,003	4,569	4,180

Total revenue	105,129	148,306	34,221	42,654
Cost of revenues(1)(2)
Subscription	11,947	19,141	4,187	5,689
Professional services	18,729	20,017	5,073	5,080
Total cost of revenue	30,676	39,158	9,260	10,769

Gross profit	74,453	109,148	24,961	31,885
Operating expenses(1)
Research and development	26,639	31,560	7,613	10,422
Sales and marketing	75,004	87,208	23,291	25,135
General and administrative	22,095	33,541	5,306	9,373

Total operating expenses	123,738	152,309	36,210	44,930

Operating loss	(49,285)	(43,161)	(11,249)	(13,045)
Financial income (expenses), net	474	(156)	(559)	45
Loss before income taxes	(48,811)	(43,317)	(11,808)	(13,000)

Income taxes	(1,307)	(1,708)	(469)	(404)

Net loss	$(50,118)	$(45,025)	$(12,277)	$(13,404)

Net loss per share attributable to ordinary shareholders: (3)
Basic and diluted	$(4.15)	$(4.07)	$(1.32)	$(1.71)

Weighted average shares used to compute net loss per share attributable to ordinary shareholders: (3) Basic and diluted	12,011,502	13,217,183	12,791,827	13,995,089

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Pro forma net loss per share: (3)
Basic and diluted		$(0.75)		$(0.33)

Weighted average shares used to compute pro forma net loss per share attributable to ordinary shareholders: (3) Basic and diluted		71,349,900		72,727,164

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Consolidated Statement of Cash Flows:
Net cash (used in) operating activities	$(48,544)	$(8,653)	$(7,428)	$(2,882)
Net cash (used in) provided by investing activities	3,522	(45,729)	(723)	(1,199)
Net cash provided by financing activities	84,849	41,614	3,678	10,671

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(dollar amounts in thousands)
Selected Other Data:
Annualized Recurring Revenue(4)	$131,225	$164,343	$137,782	$177,517
$100,000+ Customers(5)	265	347	284	368
Dollar-Based Net Retention Rate (all customers)(6)	113%	112%	115%	111%
Dollar Based Net Retention Rate (customers having 500 or more employees)(6)	119%	120%	121%	118%
Remaining Performance Obligations(7)	$175,541	$205,146	$174,325	$237,200
Free Cash Flow(8)	$(53,022)	$(11,005)	$(8,151)	$(4,081)
Non-GAAP Operating Income (Loss)(9)	$(45,908)	$(29,100)	$(10,424)	$(9,513)

	As of March 31, 2021
	Actual	Pro Forma(10)	Pro Forma As Adjusted(11)
	(in thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	$68,480	$68,480	$332,091
Working capital(12)	54,737	54,737	318,348
Total assets	213,144	213,144	476,755
Total liabilities	127,767	127,767	127,767
Redeemable non-controlling interest	19,046	19,046	19,046
Convertible preferred shares	310,490	—	—
Additional paid-in capital	15,098	325,588	589,199
Accumulated deficit	(259,072)	(259,072)	(259,072)
Accumulated other comprehensive income	(185)	(185)	(185)
Total shareholders’ (deficit) equity	(244,159)	66,331	329,942

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenues	$41	$201	$34	$177
Research and development	282	1,596	240	471
Sales and marketing	427	1,105	222	793
General and administrative	2,330	11,115	285	2,091

Total share-based compensation(a)	$3,080	$14,017	$781	$3,532

(a)	Share-based compensation expenses for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 includes $1.9 million, $8.5 million and $0.2 million, respectively, of compensation expenses related to secondary share purchase transactions as described in note 6 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Includes amortization of acquired intangibles as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenues	$(297)	$(44)	$(44)	$—

(3)

See note 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical and pro forma basic and diluted net loss per share attributable to ordinary shareholders.

(4)

We use Annualized Recurring Revenue (“ARR”) as a measure of our revenue trend and as an indicator of our future revenue opportunity from existing customer contracts. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Annualized Recurring Revenue” for additional information on how we define and use this metric.

(5)

We define “$100,000+ Customers” as the number of customers with ARR greater than $100,000. We define a customer as a distinct entity with an active subscription contract as of the measurement date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Customers with ARR Greater than $100,000” for additional information on how we define and use this metric.

(6)

Our Dollar-Based Net Retention Rate compares the ARR from the same set of subscription customers across comparable periods. In each of the trailing four quarters, the set of customers identified from 12 months prior is compared to those same customers’ subscription ARR in the respective quarter. The calculation of our Dollar-Based Net Retention Rate in a particular quarter is obtained by averaging the result from that particular quarter with the corresponding results from each of the prior three quarters. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Dollar-Based Net Retention Rate” for additional information on how we define and use this metric.

(7)

Remaining Performance Obligations represents future revenue from committed contracts that has not been recognized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business and Financial Metrics—Remaining Performance Obligations” for additional information on how we define and use this metric.

(8)

We define Free Cash Flow as net cash used in operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Free cash flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash used in operating activities. Some of the limitations of free cash flow are that this metric does not reflect our future contractual commitments and may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

The following is a reconciliation of net cash used in operating activities, the most directly comparable GAAP liquidity measure, to Free Cash Flow for each period presented above and for each quarterly period during the year ended December 31, 2020.

	Year Ended December 31,		Three Months Ended
	2019	2020	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Net cash provided by (used in) operating activities	$(48,544)	$(8,653)	$(7,428)	$443	$396	$(2,064)	$(2,882)
Less: purchases of property and equipment	2,463	822	406	151	213	52	488
Less: capitalized internal-use software costs	2,015	1,530	317	406	361	446	711

Free cash flow	$(53,022)	$(11,005)	$(8,151)	$(114)	$(178)	$(2,562)	$(4,081)

(9)

We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation and amortization of acquired intangible assets. We exclude these items because they occur for reasons that may be unrelated to our core operating performance during the period, and because we believe that such items may obscure underlying business trends and make comparisons of long-term performance difficult. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. We believe that Non-GAAP Operating Income (Loss) provides our management and investors with useful supplementary information by facilitating period-to-period comparisons of our results of operations. Non-GAAP Operating Income (Loss) has limitations as an analytical tool, may differ from similarly titled metrics presented by other companies, and should not be considered in isolation or as a substitute for analysis of GAAP financial measures. In addition, we believe it is important for investors to understand that while Non-GAAP Operating Income (Loss) excludes the amortization expense related to acquired intangible assets, these assets contribute to the generation of revenue that is included in Non-GAAP Operating Income (Loss).

The following is a reconciliation of operating loss, the most directly comparable GAAP financial performance measure, to Non-GAAP Operating Income (Loss) for each period presented above and for each quarterly period during the year ended December 31, 2020.

	Year Ended December 31,		Three Months Ended
	2019	2020	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Operating loss	$(49,285)	$(43,161)	$(11,249)	$(3,515)	$(12,904)	$(15,493)	$(13,045)
Add: Share-based compensation	3,080	14,017	781	617	6,596	6,023	3,532
Add: Amortization of acquired intangible assets	297	44	44	$—	$—	$—	$—

Non-GAAP Operating Loss	$(45,908)	$(29,100)	$(10,424)	$(2,898)	$(6,308)	$(9,470)	$(9,513)

(10)	Reflects the Preferred Share Conversion and adoption of our Post-IPO Articles immediately prior to the closing of this offering.

(11)

As adjusted information reflects the pro forma adjustments described in footnote (10) above and gives effect to the issuance of 9,250,000 ordinary shares in this offering at the initial public offering price, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(12)	We define working capital as total current assets minus total current liabilities.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business and Industry

We have incurred operating losses in the past, expect to incur operating losses in the future and may never achieve or sustain profitability.

We have incurred annual net losses each year since our formation in October 2011. For the years ended December 31, 2019 and 2020, we had net losses of $50.1 million and $45.0 million, respectively. For the three months ended March 31, 2020 and 2021, we had net losses of $12.3 million and $13.4 million, respectively. We expect to continue to incur additional losses in the foreseeable future and we may not achieve or maintain profitability in the future. As of March 31, 2021, we had an accumulated deficit of $259.1 million. We intend to continue to expend substantial financial and other resources on, among other things:

•	innovating and advancing our platform;

•	acquiring new customers;

•	increasing usage by and spend from our existing customers;

•	international expansion; and

•	expansion of our ecosystem and go-to-market partnerships.

These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenues sufficiently, or at all, to offset these higher expenses. In addition, to the extent we are successful in increasing our customer base, we may also incur increased losses because the costs associated with acquiring customers are generally incurred up front, while subscription revenue is generally recognized ratably over the subscription term. Additionally, we expect to continue making significant expenditures on sales and marketing efforts, and expenditures to grow our platform and develop new features, integrations, capabilities, and enhancements to our platform. Furthermore, as a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. If our revenue does not grow at a greater rate than our operating expenses, we will not be profitable in future periods. Our revenue growth may slow or our revenue may decline for a number of possible reasons, many of which are beyond our control, including greater market penetration, increased competition, slowing demand for our platform, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, global economic downturns, or any of the other factors discussed in this “Risk Factors” section. Any failure to increase our revenue as we grow our business could prevent us from achieving profitability at all or on a consistent basis, which would make it more difficult to accomplish our business objectives and could have a material adverse effect on our business, financial condition and results of operations and cause the market price of our ordinary shares to decline.

Our business and operations have experienced rapid growth, and if we do not appropriately manage this growth and any future growth, or if we are unable to improve our systems, processes and controls, our business, financial condition, results of operations and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our products in recent periods, and we plan to make continued investments in the growth and expansion of our business. The growth and expansion of our business places a continuous significant strain on our management, operational, and financial resources. In addition, as customers adopt our platform and products for an increasing number of use cases, we will need to continue to support increasingly complex commercial relationships. In order to manage our growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our security and compliance requirements, our operating and administrative systems, our relationships with various partners and other third parties, and our ability to manage headcount and processes in an efficient manner.

We may not be able to sustain the pace of improvements to our platform and products successfully or implement systems, processes and controls in an efficient or timely manner or in a manner that does not negatively affect our business, financial condition and results of operations. Our failure to improve our systems, processes, and controls, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to forecast our revenue, expenses and earnings accurately, or to prevent losses.

As we expand our business and operate as a public company, we may find it difficult to maintain our corporate culture while managing our employee growth. Any failure to manage our anticipated growth and related organizational changes in a manner that preserves our culture could negatively impact future growth and achievement of our business objectives. Additionally, our productivity and the quality of our offerings may be adversely affected if we do not integrate and train our new employees quickly and effectively. These challenges have been, and likely will continue to be, heightened due to the ongoing COVID-19 pandemic and the related stay-at-home, travel and other restrictions instituted by governments around the world. Failure to effectively manage our growth to date and any future growth could result in increased costs, negatively affect our customers’ satisfaction with our offerings and adversely affect our business, financial condition, results of operations and growth prospects.

Our recent growth may not be indicative of our future growth, and we may not be able to sustain our revenue growth rate in the future. Our growth also makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

Our total revenues for the years ended December 31, 2019 and 2020 were $105.1 million and $148.3 million, respectively, representing year-over-year growth of 41%. Our total revenues for the three months ended March 31, 2020 and 2021 were $34.2 million and $42.7 million, respectively, representing year-over-year growth of 25%. You should not rely on our revenue growth over any historical period as an indication of our future performance. Even if our revenue continues to increase, we expect our revenue growth rate to decline in future periods. Many factors may contribute to declines in our growth rate, including greater market penetration, increased competition, slowing demand for our offerings, a failure by us to continue capitalizing on growth opportunities, the maturation of our business, and global economic downturns, among others. If our growth rate declines, investors’ perceptions of our business and the market price of our ordinary shares could be adversely affected.

In addition, our rapid growth may make it difficult to evaluate our current business and future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business would be harmed. Moreover, if the assumptions that we use to plan our business are incorrect or change in reaction to changes in the markets in which we operate, or if we are unable to maintain consistent revenue or revenue growth, our share price could be volatile, and it may be difficult to achieve and maintain profitability.

The markets for our products are new and evolving and may develop more slowly or differently than we expect. Our future success depends on the growth and expansion of these markets and our ability to adapt and respond effectively to evolving market conditions.

The markets for our products are relatively new, rapidly evolving and unproven. Accordingly, it is difficult to predict customer adoption and renewals, demand for our platform and our products, the entry of competitive products, the success of existing competitive products, or the future growth rate, expansion, longevity and the size of our target markets. The expansion of, and our ability to penetrate, these new and evolving markets depends on a number of factors, including widespread awareness among key organizational decision makers of, and the cost, performance, effectiveness and perceived value associated with, digital adoption platforms and technologies. If we or other software and SaaS providers experience security incidents, loss of customer data, or disruptions in delivery or service, the market for these applications as a whole, including our platform and products, may be negatively affected. If digital adoption technologies and software do not continue to achieve market acceptance, or if there is a reduction in demand caused by decreased customer or user acceptance, technological challenges, weakening economic conditions (including in connection with the COVID-19 pandemic), privacy, data protection and data security concerns, governmental regulation, competing technologies and products, decreases in information technology spending or otherwise, or if software providers begin to implement digital adoption solutions natively within their existing products, the markets for our platform and products might not continue to develop or might develop more slowly than we expect, which could adversely affect our business, financial condition and results of operations.

If we are not able to keep pace with technological and competitive developments or fail to develop or otherwise introduce new products and enhancements to our existing offerings, our products may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be adversely affected.

The markets in which we compete are characterized by rapid technological change, frequent introductions of new products, services, features and capabilities, and evolving industry standards and regulatory requirements. Our ability to grow our customer base and increase revenue from existing customers will depend in significant part on our ability to develop or otherwise introduce new product offerings and new features, integrations, capabilities and other enhancements to our existing offerings on a timely basis, as well as on our ability to interoperate across an increasing range of devices, operating systems and third-party applications. The success of any new products or enhancements to our existing offerings will depend on a number of factors including, but not limited to, the timeliness and effectiveness of our research and product development activities and go-to-market strategy, our ability to anticipate customer needs and achieve market acceptance, our ability to manage the risks associated with new product releases, the effective management of development and other spending in connection with the product development process and anticipated demand, and the availability of other newly developed products and technologies by our competitors.

In addition, in connection with our product development efforts, we may introduce significant changes to our existing products, or develop or otherwise introduce new and unproven products or product features, including technologies with which we have little or no prior development or operating experience. These new products, product features and other updates may not perform as expected, may fail to engage our customers or other users of our products, or may otherwise create a lag in adoption of such new or updated products and product features. New products may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such products to new and existing customers. We have in the past experienced bugs, errors, or other defects or deficiencies in new products and product updates and delays in releasing new products, deployment options, and product enhancements and may have similar experiences in the future. As a result, some of our customers may either defer purchasing our products until the next upgrade is released or switch to a competitor if we are not able to keep up with technological developments.

To keep pace with technological and competitive developments, we have in the past invested, and may in the future invest, in the acquisition of complementary businesses, technologies, services, products, and other assets that expand the products that we can offer our customers. We may make these investments without being certain that they will result in products or enhancements that will be accepted by existing or prospective customers or that will achieve market acceptance. The short- and long-term impact of any major change to our offerings, or the introduction of new products or solutions, is particularly difficult to predict. If new or enhanced offerings fail to engage our customers or other users of our products, or do not perform as expected, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such products, any of which may adversely affect our reputation and negatively affect our business in the short-term, long-term, or both. If we are unable to successfully enhance our existing products to meet evolving customer requirements, increase adoption and use cases of our platform and products, develop new products and product features and quickly resolve security vulnerabilities, or if our efforts in any of these areas are more expensive than we expect, then our business, financial condition and results of operations would be adversely affected.

If we do not maintain the interoperability of our offerings across devices, operating systems and third-party applications that we do not control, and if we are not able to maintain and expand our relationships with third-party technology partners to integrate our offerings with their products and solutions, our business, financial condition and results of operations may be adversely affected.

Our success depends in part on our ability to integrate our platform and products with a variety of devices, operating systems and third-party applications that we do not control, and we need to continuously modify and enhance our offerings to adapt to changes in hardware, software, networking, browser and database technologies. Third-party products and services are constantly evolving, and we may not be able to modify our offerings to ensure their compatibility with those of other third parties following development changes. Third-party providers may change the features of their applications and software, restrict our access to their applications and software or alter the terms governing use of their applications and access to those applications and software in an adverse manner. Such changes could functionally limit or eliminate our ability to use these third-party applications and software in conjunction with our products, which could negatively impact customer demand, our competitive position and adversely affect our business. Certain companies with which we currently compete or may in the future compete own, develop, operate or distribute operating systems, cloud hosting services and other software applications, and/or have material business relationships with companies that own, develop, operate or distribute operating systems, application stores, cloud hosting services and other software that our offerings rely on to operate. These companies may be able to disrupt the operation or compatibility of our offerings with their products or services, or exert strong business influence on our ability to, and the terms on which we, operate and distribute our offerings. Moreover, some of these companies may have inherent advantages developing products and services that more tightly integrate with their software and hardware platforms or those of their business partners. Should these or any other third-party providers modify their products or standards in a manner that degrades the functionality of our offerings or gives preferential treatment to competitive products or services, whether to enhance their competitive position or for any other reason, we may not be able to offer the functionality that our customers need, which would negatively impact our ability to generate revenue and adversely affect our business. Furthermore, any losses or shifts in the market position of the providers of these third-party products and services could require us to identify and develop integrations with new third-party technologies. Such changes could consume substantial resources and may not be effective. Any expansion into new geographies may also require us to integrate our offerings with new third-party technologies, products and services and invest in developing new relationships with these providers. If we are unable to respond to changes in a cost-effective manner, our offerings may become less marketable, less competitive, or obsolete, and our business, financial condition and results of operations may be negatively impacted.

Further, we have created mobile applications and mobile versions of our offerings to respond to the increasing number of people who access the internet and cloud-based software applications through mobile devices, including smartphones and handheld tablets or laptop computers. If these mobile applications do not perform well, our business may suffer. We are also dependent on third-party application stores that we do not control, and that may prevent us from timely updating our offerings, building new features, integrations, capabilities or other enhancements, or charging for access. Should any of these companies stop allowing or supporting access to our offerings, allow access for us only at an unsustainable cost, or make changes to the terms of access in order to make our offerings less desirable or harder to access, whether for competitive reasons or otherwise, it would also have a negative impact on our business.

The markets in which we compete are nascent and highly fragmented, and we may not be able to compete successfully against current and future competitors, some of which may have greater financial, technical, and other resources than we do. If we do not compete successfully our business, financial condition and results of operations could be harmed.

The market for our platform and products is highly fragmented, quickly evolving, and subject to rapid changes in technology. We believe that our ability to compete successfully depends upon many factors both within and beyond our control, including the following:

•	breadth of applications and technology integrations supported;

•	support for cross-application guidance, automation and analytics;

•	expertise in third-party application implementations;

•	integration of robust analytics and visualization capabilities;

•	cross-platform support for workflows including mobile native applications (iOS and Android) and desktop (Windows and macOS);

•	ease of implementation and use;

•	performance, security, scalability and reliability;

•	quality of customer support;

•	total cost of ownership; and

•	brand recognition and reputation.

While we do not believe that any of our competitors currently offers a solution that effectively competes with the full functionality of our integrated platform technology solutions, our main sources of competition fall into the following categories:

•	Non-adoption from enterprises maintaining the status quo of offline, internally developed, or non-dynamic, FAQ-centric application guidance and workflow support;

•	Point solutions embedded natively or as an add-on to software provided by diversified enterprise software companies such as SAP, Oracle, Microsoft, and Salesforce; and

•	Providers of software for specific in-app guidance or analytics use cases for SaaS applications.

Additionally, we compete with home-grown, start-up, and open source technologies across the categories described above. With the trend toward distributed and remote workforces (which has accelerated as a result of the COVID-19 pandemic), the passage of time, the introduction of new technologies and the entrance of new market participants, competition has intensified, and we expect it to continue to intensify in the future. Established companies are also developing their own products that compete with ours, and may continue to do so in the future. Established companies may also acquire or establish product integration, distribution or other cooperative relationships with our current competitors. New competitors or alliances among competitors may emerge from time to time and rapidly acquire significant market share due to various factors such as their greater brand name recognition, larger existing user or customer base, customer preferences for their offerings, a larger or more effective sales organization and greater financial, technical, marketing and other resources and experience. Furthermore, with the recent increase in large merger and acquisition transactions in the technology industry, particularly transactions involving cloud-based technologies, there is a greater likelihood that we will compete with other larger technology companies in the future. Companies resulting from these potential consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Many of our competitors have, and additional potential competitors may have, greater financial, technical, and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings, larger and more mature intellectual property portfolios, more established relationships in the industry and with customers, lower cost structures and greater customer experience resources. These competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards and customer requirements. They may also be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Potential customers may also prefer to purchase from companies with which they have an existing relationship rather than a new supplier, regardless of product performance or features. Furthermore, we expect that our industry will continue to attract new companies, including smaller emerging companies, which could introduce new offerings or alternative solutions to the problems we address. We may also expand into new markets and encounter additional competitors in such markets. The numerous and evolving competitive pressures in the markets in which we operate, or our failure to respond effectively to such pressures, may result in price reductions, fewer customers, reduced revenue, gross profit and gross margins, increased net losses and loss of market share, any of which could significantly and adversely affect our business, financial condition and results of operations.

Our Digital Adoption Platform is at the core of our business, and any decline in demand for our Digital Adoption Platform occasioned by malfunction, inferior performance, increased competition or otherwise, will impact our business, financial condition and results of operations.

Our Digital Adoption Platform is at the core of our business and all of our customer subscriptions. Customer subscriptions to our Digital Adoption Platform accounted for approximately 90% and 88% of our total revenue for the years ended December 31, 2019 and 2020, respectively, with the remainder of our revenue being derived from associated professional services. For the three months ended March 31, 2020 and 2021, customer subscriptions to our Digital Adoption Platform accounted for approximately 87% and 90% of our total revenue, respectively, with the remainder of our revenue being derived from associated professional services. Accordingly, market acceptance of our Digital Adoption Platform is critical to our success. If demand for our Digital Adoption Platform declines, the demand for the associated professional services will also decline. Demand for our Digital Adoption Platform is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of digital adoption platforms and technologies by customers for existing and new use cases, the timing of development and release of new features, functionality, and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, including the potential introduction of native digital adoption solutions within software providers’ existing products, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demand, or if our Digital Adoption Platform fails to compete effectively, achieve more widespread market acceptance, or meet statutory, regulatory, contractual, or other applicable requirements, then our business, financial condition and results of operations would be harmed.

Our business depends in part on our existing customers expanding the value of their subscriptions over time and renewing their subscriptions at the end of the applicable subscription period. Any decline in our Dollar-Based Net Retention Rate may harm our future operating results.

Our future success depends in part on our ability to expand the value of our existing customers’ subscriptions over time, and on our customers renewing their subscriptions when the contract term expires. The terms of our subscription agreements are typically for a period of one to three years, and our customers are under no obligation to renew their subscriptions after the expiration of the applicable subscription period. As a result, we cannot guarantee that customers will renew their subscriptions for a similar contract period or with a similar or greater scope of applications, users, features, capabilities or other terms that are equally or more beneficial to us, if they renew at all.

We may not accurately predict future renewal trends and cannot accurately predict our Dollar-Based Net Retention Rate given the diversity of our customer base in terms of size, industry and geography. Customer renewals, and our Dollar-Based Net Retention Rate, may decline or fluctuate as a result of a number of factors, including customer satisfaction with our products and our customer support, the frequency and severity of product outages, our product uptime or latency, the pricing and value proposition of our offerings compared to those of our competitors, additional new features, integrations, capabilities or other enhancements that we may develop or otherwise introduce from time to time, updates to our products as a result of updates by technology partners, mergers and acquisitions affecting our customer base, and consolidation of affiliates’ multiple into a single account. Customer renewals have been and may in the future also be impacted by general economic conditions (including in connection with the COVID-19 pandemic), strengths and weaknesses in our customers’ underlying businesses, and other factors, many of which are beyond our control, that reduce customers’ spending levels. In addition, customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings on our platform. These factors may also be exacerbated if our customer base continues to grow to encompass larger enterprises, which generally require more sophisticated and costly sales efforts. If our customers do not expand the value of their subscriptions over time, or if our customers fail to renew their subscriptions or renew on less economically beneficial terms, our revenue may decline or grow less quickly than anticipated and our business, financial condition and results of operations may be harmed.

If we are unable to attract new customers, our business, financial condition and results of operations will be adversely affected.

To increase our revenue, we must continue to attract new customers. Our success will depend to a substantial extent on the widespread adoption of our platform and products. Many enterprises may view digital adoption platforms and technologies such as ours as new and unproven, and may be reluctant or unwilling to migrate to our Digital Adoption Platform. Further, the adoption of SaaS business software may be slower in industries with heightened data security interests or business practices requiring highly customizable application software. In addition, as our target markets mature, our products evolve, and competitors introduce lower cost or differentiated products that are perceived to compete with our platform and products, our ability to sell subscriptions for our products could be impaired. Similarly, our subscription sales could be adversely affected if customers or users within these organizations perceive that features incorporated into competitive products reduce the need for our products, or if they prefer to purchase other products that are bundled with solutions offered by other companies that operate in adjacent markets and compete with our products. As a result of these and other factors, we may be unable to attract new customers, which may have an adverse effect on our business, financial condition and results of operations.

We recognize subscription revenue over the term of the relevant subscription period, and as a result, downturns or upturns in sales are not immediately reflected in full in our results of operations.

We generate revenue primarily through sales of subscriptions to our Digital Adoption Platform, and we recognize our subscription revenue ratably over the term of the relevant subscription period. As a result, a significant portion of the revenue we report each fiscal quarter is the recognition of deferred revenue from subscription contracts entered into during previous fiscal quarters. Consequently, a decline in new or renewed subscriptions in any one fiscal quarter will not be fully or immediately reflected in revenue in that fiscal quarter and will negatively affect our revenue in future fiscal quarters. Accordingly, the effect of significant downturns in new or renewed sales of our subscriptions is not reflected in full in our results of operations until future periods.

Our ability to achieve customer renewals and increase sales of our products is dependent on the quality of our customer support, and our failure to offer effective customer support would have an adverse effect on our reputation, business, financial condition and results of operations.

Our customers depend on our customer support professionals, which we refer to as our customer success team, to resolve issues and realize the full benefits relating to our platform and products. If we do not succeed in helping our customers quickly resolve implementation and/or post-deployment issues or provide effective ongoing support and education, our ability to renew subscriptions with existing customers and to expand the value of those subscriptions would be adversely affected and our reputation with potential customers could also be damaged. In addition, a significant portion of our existing customer base consists of large enterprises, which generally have more complex IT environments and require higher levels of support than smaller customers. If we fail to meet the requirements of these customers, it may be more difficult to grow sales or maintain our relationships with them.

Additionally, it can take several months to recruit, hire and train qualified engineering-level customer support employees, and we may not be able to hire such resources fast enough to keep up with demand. To the extent we are unsuccessful in hiring, training and retaining adequate support resources, our ability to provide adequate and timely support to our customers, and our customers’ satisfaction with our platform and products, will be adversely affected. Our failure to provide and maintain effective support services would have an adverse effect on our business, financial condition, results of operations and reputation.

If we fail to maintain and enhance our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer.

We believe that maintaining and enhancing the WalkMe brand is important to support the marketing and sale of our existing and future products to new customers and to expanding sales of our products to existing customers. We also believe that brand recognition will become increasingly important as competition in our target markets increases. Successfully maintaining and enhancing our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable products that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionality and use cases, and our ability to successfully differentiate our products and platform capabilities from those of our competitors. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the marketing expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract new customers and retain existing customers as necessary to realize a sufficient return on our brand-building efforts, and may fail to achieve the widespread brand awareness that is critical for broad customer adoption of our offerings.

If we are unable to manage our fixed and variable costs or expand the scale of our operations and generate a sufficient amount of revenue to offset the associated fixed and variable costs, our business, financial condition and results of operations may be materially and adversely affected.

SaaS businesses like ours tend to involve certain fixed costs, and our ability to achieve desired operating margins depends largely on our success in maintaining a scale of operations and generating a sufficient amount of revenue to offset these fixed costs and other variable costs. Our fixed costs typically include compensation of employees, cloud-based computing services, data storage and related expenses and office rental expenses. Our variable costs typically include sales and marketing expenses and payment processing fees. These costs can be difficult to manage, particularly as we continue to grow. If we are unable to effectively manage these costs or achieve economies of scale, our operating margin may decrease and our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our results of operations are likely to fluctuate from quarter to quarter, which could adversely affect our business, financial condition and results of operations.

Our results of operations, including our revenue, cost of revenue, gross margin, operating expenses, cash flow, and deferred revenue, have fluctuated from quarter to quarter in the past and may continue to vary significantly in the future so that period-to-period comparisons of our results of operations may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control, may be difficult to predict, and may or may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly financial results include:

•	our ability to attract and retain new customers and expand sales within our existing customer base;

•	the loss of existing customers;

•	subscription renewals and the timing of such renewals;

•	fluctuations in customer usage of our products from period to period;

•	customer satisfaction with our products and platform capabilities and customer support;

•	mergers and acquisitions or other transactions affecting our customer base, including the consolidation of affiliates’ multiple accounts into a single account;

•	mix of our revenue between subscription and professional services;

•	our ability to gain new partners and retain existing partners, and any changes in the economic terms of our agreements with such partners;

•	increases or decreases in the number of users or applications in our subscriptions or pricing changes upon any renewals of customer agreements;

•	fluctuations in share-based compensation expense;

•	decisions by potential customers to purchase alternative solutions or develop in-house technologies as alternatives to our products;

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the amount and timing of operating expenses related to the maintenance and expansion of our business and operations, including investments in research and development, sales and marketing, including the capacity of our sales team, and general and administrative resources;

•	our ability to manage our cloud services infrastructure costs;

•	technical disruptions or network outages;

•	developments or disputes concerning our intellectual property or proprietary rights, our platform or products, or third-party intellectual property or proprietary rights;

•	negative publicity about our company, our offerings or our partners, including as a result of actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

•	general economic, industry and market conditions;

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the impact of the ongoing COVID-19 pandemic, or any other pandemic, epidemic, outbreak of infectious disease or other global health crises on our business, the businesses of our customers and partners and general economic conditions;

•	the impact of political uncertainty or unrest;

•	changes in our pricing policies or those of our competitors;

•	fluctuations in the growth rate of the overall markets that our products address;

•	seasonality in the underlying businesses of our customers, including budgeting cycles and purchasing practices, and any changes in customer spending patterns;

•	the business strengths or weakness of our customers;

•	our ability to collect timely on invoices or receivables;

•	the cost and potential outcomes of litigation or other disputes;

•	future accounting pronouncements or changes in our accounting policies;

•	our overall effective tax rate, including impacts caused by any reorganization in our corporate tax structure and any new legislation or regulatory developments;

•	our ability to successfully expand our business in the U.S. and internationally;

•	fluctuations in foreign currency exchange rates;

•	legal and regulatory compliance costs in new and existing markets; and

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the timing and success of new products or product features introduced by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers or partners.

The impact of one or more of the foregoing or other factors may cause our results of operations to vary significantly. Such fluctuations could cause us to fail to meet the expectations of investors or securities analysts, which could cause the trading price of our ordinary shares to fall substantially, and we could face costly lawsuits, including securities class action suits. Additionally, the rapid growth we have experienced in recent years may have masked the full effects of these seasonal factors on our business to date, and as such, these factors may have a greater effect on our results of operations in future periods.

The ongoing COVID-19 pandemic could harm our business, financial condition and results of operations.

In December 2019, a novel coronavirus disease (“COVID-19”) was reported in China and began to spread across the globe. In March 2020, the World Health Organization (“WHO”) declared COVID-19 a global pandemic. Since that time, this contagious disease outbreak has continued to spread, impacting worldwide economic activity and financial markets. As a result of the COVID-19 pandemic, government authorities around the world have ordered schools and businesses to close, imposed restrictions on non-essential activities and required people to remain at home while implementing significant limitations on business activities, travel and social gatherings. These conditions have caused disruptions in global demand and global supply chains, increasing rates of unemployment, and have adversely affected companies across a variety of industries, including many of our customers and partners.

In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, as well as government mandates, we took precautionary measures intended to minimize the risk of the virus to our employees, our customers, our partners and the communities in which we operate. As part of this response, we enabled our entire work force to work remotely, paused hiring and implemented travel restrictions. We also implemented a short-term hiring freeze across our company, which limited our sales capacity and, together with the impact on spending across much of the global economy, led to longer sales cycles in the second quarter of 2020.

Though we began reinvesting in our sales capacity in the second half of 2020 and have started to see a reversal of these trends, we cannot guarantee that this recovery will continue. In addition, given the continued spread of COVID-19 and the resultant personal, economic and governmental reactions, we may have to take additional actions in the future that could harm our business, financial condition, and results of operations. While we have a distributed workforce and our employees are accustomed to working remotely or working with other remote employees, our workforce was not trained to be fully remote, and it is possible that continued widespread remote work arrangements may have a negative impact on our operations, the execution of our business plans, the productivity and availability of key personnel and other employees necessary to conduct our business, and on third-party service providers who perform critical services for us, or otherwise cause operational failures due to changes in our normal business practices. If a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The increase in remote working may also result in privacy, data protection, data security and increased fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to future developments. Although we continue to monitor the situation and may adjust our current policies as more information and public health guidance become available, the effects of suspending travel and doing business in-person over the long-term, as well as the continued disruption to the operations of our customers and partners, may also negatively affect our customer success efforts, sales and marketing efforts, challenge our ability to enter into customer contracts in a timely manner, slow down our recruiting efforts, and create operational or other challenges, any of which could harm our business, financial condition and results of operations. The COVID-19 pandemic has also resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity.

It is not possible at this time to estimate the long-term impact that COVID-19 could have on our business, financial condition and results of operations as the impact will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Even after the outbreak of COVID-19 has subsided, we may experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future. Furthermore, because of our subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and entrepreneurial spirit we have worked to foster, which could harm our business and growth prospects.

We believe that our culture has been and will continue to be a key contributor to our success. We expect to continue to hire aggressively as we expand, and we will need to maintain our culture among a larger number of employees, dispersed across various geographic regions. If we do not continue to maintain our corporate culture as we grow, we may be unable to foster the innovation, creativity and entrepreneurial spirit we believe we need to support our growth. The continued growth and expansion of our business and our transition from a private company to a public company may also result in changes to our corporate culture, which could harm our ability to attract, recruit and retain employees, as well as our business and our prospects for future growth.

We typically provide service-level commitments under our subscription agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, extended subscription terms or refunds of prepaid amounts equivalent to the credits, any of which could lead to subscription termination or a decrease in customer renewals in future periods.

Our subscription agreements typically contain service-level commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer subscription agreements, we may be contractually obligated to provide these customers with credits for future service, extended subscription terms or refunds of prepaid amounts equivalent to the credits, any of which could lead to subscription termination or a decrease in customer renewal. Accordingly, failure to meet our service-level commitments could significantly affect our revenue in the periods in which the failure occurs and the credits are applied or the refunds paid out. In addition, subscription terminations and any reduction in renewals resulting from service-level failures could significantly affect both our current and future revenue. Any service-level failures could also create negative publicity and damage our reputation, which may discourage prospective customers from adopting our offerings. In addition, if we modify the terms of our service-level commitments in future customer agreements in a manner that customers perceive to be unfavorable, demand for our offerings could be reduced. Any of these events could adversely affect our business, financial condition and results of operations.

We target enterprise customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities.

Our sales and marketing organization is increasingly focused on large enterprise customers. Sales to large customers involve risks that may not be present or that are present to a lesser extent with sales to smaller entities, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, enterprise customers may require considerable time to evaluate and test our solutions and those of our competitors prior to making a purchase decision and placing an order. Moreover, large enterprise customers often begin to deploy our products on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our products widely enough across their organization to justify our substantial upfront investment.

We depend on our executive leadership team and other key employees, and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel, or delays in hiring required personnel, particularly in engineering, research and development, sales or customer support, may seriously harm our business, financial condition and results of operations. Although we have entered into employment agreements with our key personnel, some of which include notice periods with which the employee is required to comply prior to terminating their employment with us, their employment is for no specific duration. We are also substantially dependent on the continued service of our existing engineering personnel because of the complexity of our products.

Our future performance also depends on the continued services and continuing contributions of our executive leadership team, including our co-founders Dan Adika, who currently serves as our Chief Executive Officer, and Rafael Sweary, who currently serves as our President, to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of our executive leadership team, particularly Mr. Adika or Mr. Sweary, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition and results of operations.

Additionally, the industry in which we operate is generally characterized by significant competition for skilled personnel as well as high employee attrition. There is currently a high demand for experienced software industry personnel, particularly for engineering, research and development, sales and support positions, and we may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs and, even if our efforts are successful, such personnel may not become as productive as we expect. This intense competition has resulted in increasing wages, especially in Israel, where most of our research and development positions are located, and in the San Francisco Bay Area, where we have a significant presence, which may make it more difficult for us to attract and retain qualified personnel, as many of the companies against which we compete for personnel have greater financial resources than we do. These competitors may also actively seek to hire our existing personnel away from us, even if such employee has entered into a non-compete agreement. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work. For example, Israeli labor courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the protection of a company’s confidential information or other intellectual property, taking into account, among other things, the employee’s tenure, position, and the degree to which the non-compete undertaking limits the employee’s freedom of occupation. We may not be able to make such a demonstration. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited, that they have divulged proprietary or other confidential information, or that their former employers own their inventions or other work product developed while employed by us.

In addition, in making employment decisions, particularly in the internet and high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Employees may be more likely to leave us if the shares they own or the shares underlying their equity incentive awards have significantly appreciated or significantly reduced in value. Many of our employees may receive significant proceeds from sales of our equity in the public markets after this offering, which may reduce their motivation to continue to work for us and could lead to employee attrition. If we fail to attract new personnel, or fail to retain and motivate our current personnel, our business, financial condition, results of operations and growth prospects could be harmed.

The failure to effectively develop and expand our sales and marketing capabilities, including third-party resources, could harm our ability to increase our customer base and achieve broader market acceptance of our offerings.

Our ability to increase our customer base and achieve broader market acceptance of our platform and products will depend to a significant extent on our ability to expand our sales and marketing operations. As part of our growth strategy, we plan to continue to invest in growing our direct sales force. If we are unable to hire a sufficient number of qualified sales personnel in the near term, our business and growth prospects will be adversely impacted. Identifying and recruiting qualified sales representatives and training them is time-consuming and resource-intensive, and they may not be fully trained and productive for a significant amount of time. We also plan to continue to dedicate significant resources to our marketing programs. All of these efforts will require us to invest significant financial and other resources. Our business will be harmed if our efforts do not generate a correspondingly significant increase in revenue. We will not achieve anticipated revenue growth from expanding our sales force if we are unable to hire, develop, motivate and retain talented sales personnel, if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if our sales and marketing programs are not effective. In addition, because we rely primarily on a direct sales model, our customer acquisition costs are higher than those of organizations that rely primarily on a self-service model, which may limit our ability to cut costs in response to changing economic and competitive conditions.

In addition to our direct sales force, we also leverage reseller and other partner relationships to help market and sell our offerings to customers around the world, particularly in jurisdictions in which we have a limited presence. Though we expect that we will need to maintain and expand our network of partners as we continue to expand our presence in international markets, these relationships subject us to certain risks. Some of our partners, mainly system integrators, offer a wide array of software and services in addition to ours. Because most of their revenue is derived from selling professional services, they may prioritize sales of other more professional-services heavy solutions instead of ours. Moreover, we may face channel conflicts with producers of software that our customers use in addition to ours. If such producers perceive our solutions as a competitive threat to their products, our ability to maintain or establish partnerships with third parties may be adversely affected. In addition, recruiting and retaining qualified partners and training them in our technology and offerings requires significant time and resources If we decide to further develop and expand our indirect sales channels, we must continue to scale and improve our processes and procedures to support these channels, including investing in systems and training. Many partners may not be willing to invest the time and resources required to train their staff to effectively market and sell our offerings.

The sales prices of our products may change, which may reduce our revenue and gross profit and adversely affect our financial results.

The sales prices for our products may be subject to change for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products, general economic conditions, or changes in our marketing, customer acquisition and technology costs and, as a result, we anticipate that we will need to change our pricing model from time to time. In the past, including in connection with the COVID-19 pandemic, we have sometimes adjusted our prices for individual customers in certain situations, and expect to do so from time to time in the future. Moreover, demand for our offerings is price-sensitive. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse offerings may reduce the price of offerings that compete with ours or may bundle them with other offerings and provide for free. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both, and we may be unable to attract new customers or grow and retain our customer base based on our historical pricing. As we develop and introduce new offerings, as well as features, integrations, capabilities and other enhancements, we may need to, or choose to, revise our pricing. We may also face challenges setting prices for new and existing offerings in any new geographies into which we expand. There can be no assurance that we will not be forced to engage in price-cutting initiatives or to increase our marketing and other expenses to attract customers in response to competitive or other pressures. Any decrease in the sales prices for our products, without a corresponding decrease in costs, increase in volume or increase in revenue from our other offerings, would adversely affect our revenue and gross profit. We cannot assure you that we will be able to maintain our prices and gross profits at levels that will allow us to achieve and maintain profitability.

The length of our sales cycle can be unpredictable, particularly with respect to sales to enterprise customers, and our sales efforts may require considerable time and expense.

Our results of operations may fluctuate, in part, because of the length and variability of the sales cycle of our subscriptions and the difficulty in making short-term adjustments to our operating expenses. Our results of operations depend in large part on sales to new enterprise customers and increasing sales to existing customers. The length of our sales cycle, from initial contact from a prospective customer to contractually committing to one or more of our offerings, can vary substantially from customer to customer based on a number of factors, including deal complexity, implementation time and the need for our customers to satisfy their own internal requirements and processes, as well as whether a sale is made directly by us or by one of our resellers or other partners. It is difficult to predict exactly when, or even if, we will make a sale to a potential customer, or if and when we can increase sales to our existing customers. As a result, large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. Because a substantial proportion of our expenses are relatively fixed in the short term, our results of operations will suffer if revenue falls below our expectations in a particular quarter, which could cause the price of our ordinary shares to decline.

Expansion into markets outside the United States is important to the growth of our business, and if we do not manage the business and economic risks of international expansion effectively, it could materially and adversely affect our business, financial condition and results of operations.

Our future success depends, in part, on our ability to sustain and expand our penetration of the international markets in which we currently operate and to expand into additional international markets. Our ability to expand internationally will depend upon our ability to deliver functionality and other features that reflect the needs and preferences of the international customers that we target and to successfully navigate the risks inherent in operating a business internationally. The continued expansion of our international operations will subject us to new risks and may increase risks that we currently face, including risks associated with:

•	recruiting and retaining talented and capable employees outside of Israel and the United States, and maintaining our company culture across all of our offices;

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providing our platform and operating our business across a significant distance, in different languages and among different cultures, including the potential need to modify our platform and features to reflect local languages and to ensure that they are culturally appropriate and relevant in different countries;

•	slower than anticipated availability and adoption of cloud and technology infrastructures by international businesses;

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the applicability of evolving and potentially inconsistent international laws and regulations, including laws and regulations with respect to tariffs, privacy, data protection, data security, consumer protection and unsolicited email, and the risk of penalties to our customers, users and individual members of our executive leadership team or other employees if our practices are deemed to be out of compliance;

•	operating in jurisdictions that do not protect intellectual property rights to the same extent as does the United States;

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our need to rely on local partners, including in connection with joint venture or other arrangements like our Japanese subsidiary, WalkMe K.K., to penetrate certain geographic regions, which may make us dependent on such local partners to implement our growth strategy. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations—WalkMe K.K”;

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compliance by us and our business partners with anti-corruption laws, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory limitations on our ability to provide our platform in certain international markets;

•	political and economic instability;

•	fluctuations in currency exchange rates;

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double taxation of our international earnings and potentially adverse tax consequences due to changes in the income and other tax laws of Israel, the United States or the international jurisdictions in which we operate, including the complexities of foreign value added tax (or other tax) systems, and restrictions on the repatriation of earnings;

•	higher costs of doing business internationally, including increased accounting, travel, infrastructure and legal compliance costs;

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different labor regulations, especially in the European Union, where labor laws are generally more advantageous to employees as compared to the United States, including deemed hourly wage and overtime regulations in these locations;

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the ongoing COVID-19 pandemic, or any other pandemic, epidemic or outbreak of infectious disease, including uncertainty regarding what measures the United States or foreign governments will take in response;

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the implementation of exchange controls, including restrictions promulgated by the United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and other similar trade protection regulations and measures in the United States, Israel or in other jurisdictions;

•	reduced ability to timely collect amounts owed to us by our customers in countries where our recourse may be more limited;

•	limitations on our ability to reinvest earnings from operations derived from one country to fund the capital needs of our operations in other countries;

•	potential changes in laws, regulations, and costs affecting our UK operations and personnel due to Brexit;

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as an Israeli company, we are subject to Israeli laws concerning governmental access to data and the risk, or perception of risk, of such access may making our platform less attractive to organizations outside Israel, and compliance with such Israeli laws may conflict with legal obligations that we, or other organizations on our platform, may be subject to in other countries; and

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exposure to liabilities under anti-corruption and anti-money laundering laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and similar applicable laws and regulations in other jurisdictions.

While we have invested, and expect to continue to invest, significant resources in our international operations and expansion, it is possible that returns on such investments will not be achieved in the near future or at all in these less familiar competitive and regulatory environments. Compliance with laws and regulations applicable to our global operations could substantially increase our cost of doing business in international jurisdictions, and any violations could result in enforcement actions, fines, civil and criminal penalties, damages, injunctions, or reputational harm. If we are unable comply with these laws and regulations or manage the difficulties and challenges described above and any other problems we encounter in connection with our international operations and expansion, our business, financial condition and results of operations could be materially and adversely affected.

We expect our revenue mix to vary over time, which could harm our gross margin and results of operations.

Our gross margins and results of operations could be harmed by changes in our revenue mix between subscription and professional services and associated costs resulting from any number of factors, including an increase in the number of partner-assisted sales; entry into new markets or growth in lower margin markets; entry into markets with different pricing and cost structures; pricing discounts; and increased price competition. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross margin and results of operations. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our ordinary shares could decline.

Catastrophic events, or man-made problems such as terrorism, may disrupt our business.

A significant natural disaster, such as an earthquake, fire, flood, or significant power outage could have an adverse impact on our business, financial condition and results of operations. A number of our executive officers and other employees, as well as our customers and partners, are located in the San Francisco Bay Area, a region known for seismic activity and increasingly, wildfires. In the event our or our customers’ or partners’ operations are hindered by any of the events discussed above, sales could be delayed, resulting in missed financial targets for a particular reporting period. In addition, acts of terrorism, pandemics, such as the ongoing COVID-19 pandemic or any other pandemic, epidemic, outbreak of infectious disease or other public health crisis, protests, riots and other geo-political unrest could cause disruptions in our business or the businesses of our customers, partners, or the economy as a whole. Any disruption in the businesses of our customers or partners that affects sales in a given fiscal quarter could have a significant adverse impact on our quarterly results for that and future quarters. All of the aforementioned risks may be further increased if our disaster recovery plans or those of our customers or partners prove to be inadequate.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional currency is the U.S. dollar and our revenue and expenses are primarily denominated in U.S. dollars. However, a significant portion of our headcount related expenses, consisting principally of salaries and related personnel expenses as well as leases and certain other operating expenses, are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the New Israeli Shekels (NIS). Furthermore, we anticipate that a material portion of our expenses will continue to be denominated in NIS.

In addition, increased international sales in the future may result in greater foreign currency denominated sales, increasing our foreign currency risk. Moreover, operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with currency fluctuations, our financial condition and results of operations could be adversely affected. While we may decide to continue to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure, which could adversely affect our financial condition and results of operations.

We may need to raise additional funds to finance our future capital needs, which may dilute the value of our outstanding ordinary shares or, if we are unable to raise sufficient additional funds, may prevent us from growing our business.

Historically, we have funded our operations and capital expenditures primarily through our operating cash flows and the net proceeds we have received from sales of equity securities. Although we believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations and net proceeds from sales of committed equity securities, will be sufficient to support our liquidity and capital requirements for at least the next 12 months, we may need to raise additional funds to finance our existing and future capital needs, including developing new services and technologies, and to fund ongoing operating expenses. If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding ordinary shares. We may also decide to issue securities, including protected securities, that have rights, preferences and privileges senior to our ordinary shares. We may also incur debt. Any debt financing would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. We also can provide no assurances that the funds we raise will be sufficient to finance any future capital requirements. We may be unable to raise additional funds on terms favorable to us or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional capital or generate sufficient cash flows, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry, which could materially and adversely affect our business, prospects, financial condition and results of operations.

Our executive leadership team has limited experience managing a public company, and the requirements of being a public company may strain our resources, divert the attention of our executive leadership team, and affect our ability to attract and retain qualified board members.

As a public company listed in the United States, we will incur significant additional legal, accounting, and other expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and Nasdaq, may increase legal and financial compliance costs, and make some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies.

Most members of our executive leadership team have no or limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Our executive leadership team may not successfully or efficiently manage our transition to being a public company subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. We also intend to invest resources to comply with evolving laws, regulations, and standards, and these new obligations and constituents will require significant attention from our executive leadership team and could divert their attention away from the day-to-day management of our business. If, notwithstanding our efforts, we fail to comply with new laws, regulations, and standards, regulatory authorities may initiate legal proceedings against us and our business, financial condition and results of operations may be harmed.

Failure to comply with these rules might also make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we might be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events would also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on committees of our board of directors or as members of our executive leadership team.

Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We sell to U.S. federal, state, and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries such as financial services, telecommunications and healthcare. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for our products are affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products. Additionally, any actual or perceived privacy, data protection, or data security incident, or even any perceived defect with regard to our practices or measures in these areas, may negatively impact public sector demand for our products.

We also often provide technical support services to certain of our government entity customers to resolve any issues relating to our products. If we do not effectively assist our government entity customers in deploying our products, succeed in helping our government entity customers quickly resolve post-deployment issues, or provide effective ongoing support, our ability to sell additional products to new and existing government entity customers would be adversely affected and our reputation could be damaged.

Further, governmental and highly regulated entities may demand contract terms that differ from our standard arrangements and are less favorable than terms agreed with private sector customers. Such entities may have statutory, contractual, or other legal rights to terminate contracts with us for convenience or due to a default, and any such termination may adversely affect our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our subscriptions, a reduction of revenue, or fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely affect our results of operations in a material way.

We are exposed to credit risk and fluctuations in the market values of our investment portfolio.

Given the global nature of our business we have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk, or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.

Risks Related to Information Technology, Intellectual Property and Data Security and Privacy

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers’ data, our data or our platform, our solution may be perceived as not being secure, our reputation may be harmed, demand for our platform and products may be reduced, and we may incur significant liabilities.

Our platform and products involve the collection, storage, processing, transmission and other use of data, including certain confidential, sensitive, and personal information. More generally, in the ordinary course of our business, we collect, store, transmit and otherwise process large amounts of sensitive corporate, personal and other information, including intellectual property, proprietary business information, and other confidential information. Any security breach, data loss, or other compromise, including those resulting from a cybersecurity attack, phishing attack, or any unauthorized access, unauthorized usage, virus or similar breach or disruption could result in the loss or destruction of or unauthorized access to, or use, alteration, disclosure, or acquisition of, data, damage to our reputation, loss of intellectual property protection, claims and litigation, regulatory investigations, or other liabilities. We may become the target of cyber-attacks by third parties seeking unauthorized access to our or our customers’ data or to disrupt our ability to provide our services. These attacks may come from individual hackers, criminal groups, and state-sponsored organizations. Additionally, companies have, in general, experienced an increase in phishing, social engineering and other attacks from third parties in connection with the COVID-19 pandemic, and the increase in remote working further increases these and other security threats. We experience cyber-attacks and other security incidents of varying degrees from time to time, though none which individually or in the aggregate has led to costs or consequences which have materially impacted our operations or business. If our security measures are breached as a result of third-party action, employee error or negligence, a defect or bug in our offerings or those of our third-party service providers, malfeasance or otherwise and, as a result, someone obtains unauthorized access to any data, including our confidential, sensitive, or personal information or the confidential, sensitive, or personal information of our customers, or other persons, or any of these types of information is lost, destroyed, or used, altered, disclosed, or acquired without authorization, or if any of the foregoing is perceived to have occurred, our reputation may be damaged, our business may suffer, and we could incur significant liability, including under applicable data privacy and security laws and regulations. Even the perception of inadequate security may damage our reputation and market position, negatively impacting our ability to win new customers and retain and receive timely payments from existing customers. Further, we could be required to expend significant capital and other resources to protect against and address any data security incident or breach, which may not be covered or fully covered by our insurance and which may involve payments for investigations, forensic analyses, regulatory compliance, breach notification, legal advice, public relations advice, system repair or replacement, or other services. We and our third-party vendors and service providers also may face difficulties or delays in identifying or responding to, and remediating and otherwise responding to, cyberattacks and other security breaches and incidents. We have incurred substantial costs in efforts to protect against and address potential impacts of security breaches and incidents, and anticipate doing so in the future.

In addition, we do not directly control content that our customers transmit to or with, or store in, our products. If our customers use our products for the transmission or storage of personally identifiable information or other sensitive information and our security measures are or are believed to have been breached as a result of third party action, employee error, malfeasance or otherwise, our reputation could be damaged, our business may suffer, and we could incur significant liability.

We engage third-party vendors and service providers to store and otherwise process some of our and our customers’ data, including personal, confidential, sensitive, and other information about individuals. Our vendors and service providers may also be the targets of cyberattacks, malicious software, phishing schemes, and fraud. Our ability to monitor our vendors and service providers’ data security is limited, and, in any event, third parties may be able to circumvent those security measures, resulting in the unauthorized access to, misuse, acquisition, disclosure, loss, alteration, or destruction of our and our customers’ data, including confidential, sensitive, and other information about individuals.

Where a security incident involves a breach of security leading to the accidental or unlawful destruction, loss, alternation, unauthorized disclosure of, or access to, personal data, this could result in fines of up to EUR 20 million or 4% of annual global turnover under the General Data Protection Regulation 2016/679 (the “GDPR”) or £17 million and 4% of total annual revenue in the case of the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together, the “UK GDPR”). We may also be required to notify such breaches to regulators and/or individuals and operate to mitigate damages, which may result in us incurring additional costs. Techniques used to sabotage or obtain unauthorized access to systems or networks are constantly evolving and, in some instances, are not identified until after they have been launched against a target. We and our service providers may be unable to anticipate these techniques, react in a timely manner, or implement adequate preventative and mitigating measures. If we are unable to efficiently and effectively maintain and upgrade our system safeguards, we may incur unexpected costs and certain of our systems may become more vulnerable to unauthorized access or disruption. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, market position, and reputation.

A real or perceived defect, security vulnerability, error, or performance failure in our products could cause us to lose revenue, damage our reputation, and expose us to liability.

Our products are inherently complex and, despite extensive testing and quality control, have in the past and may in the future contain defects or errors, especially when first introduced, or not perform as contemplated. These defects, security vulnerabilities, errors, or performance failures could cause damage to our reputation, loss of customers or revenue, subscription cancellations, service terminations, or lack of market acceptance of our products. As the use of our products among new and existing customers expands, particularly to more sensitive, secure, or mission critical uses, we may be subject to increased scrutiny, potential reputational risk, or potential liability should our products fail to perform as contemplated in such deployments. We have in the past and may in the future need to issue corrective releases of our products to fix these defects, errors or performance failures, which could require us to allocate significant research and development and customer support resources to address these problems. Despite our efforts, such corrections may take longer to develop and release than we or our customers anticipate and expect.

Any limitation of liability provisions that may be contained in our customer, user, third-party vendor, service provider, partner and other agreements may not be enforceable or adequate or effective as a result of existing or future applicable law or unfavorable judicial decisions, and they may not function to limit our liability arising from regulatory enforcement. In addition, some of our customer, user, third-party vendor, service provider, partner and other agreements are not capped or limited, either generally or, in some cases, with respect to certain liabilities. The sale and support of our products entail the risk of liability claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against any such liability may not be adequate to cover a potential claim, and may be subject to exclusions, or subject us to the risk that the insurer will deny coverage as to any future claim or exclude from our coverage such claims in policy renewals, increase our fees or deductibles or impose co-insurance requirements. Any such bugs, defects, security vulnerabilities, errors, or other performance failures in our platform or products, including as a result of denial of claims by our insurer or the successful assertion of claims by others against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition, results of operations and reputation.

Incorrect use of, or our customers’ failure to update, our products could result in customer dissatisfaction and negatively affect our business, operations, financial results, and growth prospects.

Our products are often operated in large scale, complex IT environments. Our customers require training and experience in the proper use of, and the benefits that can be derived from, our products to maximize their potential. If users of our products do not implement, use, or update them correctly or as intended, then actual or perceived performance inadequacies and/or security vulnerabilities may result. Because our customers rely on our products to manage a wide range of operations, the incorrect implementation or use of, or our customers’ failure to update, our products, or our failure to train customers on how to use our products, may result in customer dissatisfaction and negative publicity, which may adversely affect our reputation and brand. Our customers’ failure to be effectively trained or implement our products could result in lost opportunities for follow-on sales to these customers and decrease subscriptions by new customers, which would adversely affect our business, financial condition, results of operations and growth prospects.

Insufficient investment in, or interruptions or performance problems associated with, our technology and infrastructure, and our reliance on technologies from third parties, including third-party cloud providers, may adversely affect our business, financial condition and results of operations.

Our continued growth depends in part on the ability of our existing and potential customers to access our platform at any time, within an acceptable timeframe and without interruption or degradation of performance. We have experienced, and may in the future experience, disruptions, outages, and other performance problems, which may be caused by a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, denial of service attacks, or other security related incidents. If our products and platform capabilities are unavailable or if our customers or other users are unable to access our products and platform capabilities within a reasonable amount of time or at all, we may experience a loss of customers, lost or delayed market acceptance of our platform and products, delays in payment to us by customers, injury to our reputation and brand, legal claims against us, and the diversion of our resources. In addition, to the extent that we do not effectively upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

In addition, the operation of our platform depends on third-party cloud providers, hosting services and other third-party service providers. Our cloud providers run their own platforms that we access, and we are therefore vulnerable to their service interruptions and any changes in their product offerings. Any limitation on the capacity of our third-party hosting services could impede our ability to onboard new customers or expand the usage of our existing customers, which could adversely affect our business, financial condition and results of operations. In addition, any incident affecting our third-party cloud providers’ infrastructure, including cyber-attacks, computer viruses, malware, systems failures or other technical malfunctions, natural disasters, fire, flood, severe storm, earthquake, power loss, telecommunications failures, terrorist or other attacks, protests or riots, and other similar events beyond our control, could negatively affect our offerings. It is also possible that our customers and regulators would seek to hold us accountable for any breach of security affecting a third-party cloud provider’s infrastructure and we may incur significant liability in investigating such an incident and responding to any claims, investigations, or proceedings made or initiated by those customers, regulators, and other third parties. We may not be able to recover a material portion of such liabilities from any of our third-party cloud providers. In addition, it may become increasingly difficult to maintain and improve our performance, especially during peak usage times, as our products becomes more complex and the usage of our products increases. Moreover, our insurance may not be adequate to cover such liability and may be subject to exclusions. Any of the above circumstances or events may adversely affect our business, financial condition and results of operations.

Furthermore, our website and internal technology infrastructure may experience performance issues due to a variety of factors, including infrastructure changes, human or software errors, website or third-party hosting disruptions, capacity constraints, technical failures or natural disasters, or fraud, denial-of-service or other security attacks. Our use and distribution of open source software may increase this risk, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, including with respect to security vulnerabilities or bugs. If our website is unavailable or our customers are unable to order subscriptions or services or download our offerings within a reasonable period of time or at all, our business could be adversely affected. We expect to continue to make significant investments to maintain and improve website performance and to enable rapid releases of new features, integrations, capabilities and other enhancements for our offerings. To the extent that we do not effectively upgrade our systems as needed and continually develop our technology to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected.

In the event that our service agreements with our third-party hosting services are terminated, or there is a lapse of service, elimination of services or features that we utilize, interruption of internet service provider connectivity or damage to our providers’ facilities, we could experience interruptions in access to our platform as well as significant delays and additional expense in arranging or creating new facilities and services and/or re-architecting our offerings for deployment on a different cloud infrastructure service provider, which could adversely affect our business, financial condition and results of operations. Upon the termination or expiration of such service agreements, we cannot guarantee that adequate third-party hosting services will be available to us from the same or different hosting services providers on commercially acceptable terms or within adequate timelines or at all.

We also rely on cloud technologies from third parties in order to operate critical functions of our business, including financial management services, relationship management services, and lead generation management services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our products and supporting our customers could be impaired, and our ability to generate and manage sales leads could be weakened until equivalent services are identified, obtained, and implemented. Even if such services are available, we may not be able to identify, obtain and implement such services in time to avoid disruption to our business, and such services may only be available on a more costly basis or otherwise less favorable terms. Any of the foregoing could have a material adverse effect on our business, including our financial condition, results of operations and reputation.

Failure to protect or enforce our rights in our proprietary technology, brand and intellectual property could substantially harm our business and results of operations.

Our success depends to a significant degree on our ability to protect our rights in our proprietary technology, methodologies, know-how, and brand. We rely on a combination of trademark, copyright, patent, trade secret and other intellectual property laws as well as contractual restrictions and confidentiality procedures to establish and protect our proprietary rights. However, we currently make certain components of our products available under open source licenses and release internal software projects under open source licenses, and anticipate doing so in the future in order to, among other things, encourage and develop a marketplace where third parties can create complementary products that will be able to connect to our Digital Adoption Platform. Because the source code of the components that we distribute under open source licenses is publicly available, our ability to monetize and protect our intellectual property rights with respect to such source code may be limited or, in some cases, lost entirely. Our competitors could access such source code and use it to create software and service offerings that compete with ours.

Further, the steps we take to protect and enforce our intellectual property rights may be inadequate. We may not be able to register our intellectual property rights in all jurisdictions where we conduct or anticipate conducting business, and may experience conflicts with third parties who contest our applications to register our intellectual property. Even if registered or issued, we cannot guarantee that our trademarks, patents, copyrights or other intellectual property or proprietary rights will be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage. Not all of our key intellectual property is eligible for patent protection or can otherwise be registered. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create offerings that compete with ours. If we fail to defend and protect our intellectual property rights adequately, our competitors and other third parties may gain access to our proprietary technology, information and know-how, reverse-engineer our products, and infringe upon or dilute the value of our brand, and our business may be harmed. In addition, obtaining, maintaining, defending, and enforcing our intellectual property rights might entail significant expense. Any patents, trademarks, copyrights, or other intellectual property rights that we have or may obtain may be challenged by others or invalidated through administrative process or litigation. Even if we continue to seek patent protection in the future, we may be unable to obtain further patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, may be designed around by our competitors, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain.

We may be unable to prevent third parties from acquiring domain names or trademarks that are similar to, infringe upon, dilute or diminish the value of our trademarks and other proprietary rights. Additionally, our trademarks may be opposed, otherwise challenged or declared invalid, unenforceable or generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks, which we need in order to build name recognition with customers. If third parties succeed in registering or developing common law rights in such trademarks and we are not successful in challenging such third-party rights, or if our trademark rights are successfully challenged, we may not be able to use our trademarks to commercialize our products in certain relevant jurisdictions.

Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our products are available. The laws of some countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we continue to expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information will likely increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, diluting, misappropriating or otherwise violating our intellectual property rights.

We enter into confidential, non-compete, proprietary, and inventions assignment agreements with our employees and consultants and enter into confidentiality agreements with other parties. No assurance can be given that these agreements will grant all necessary rights to any inventions that may have been developed by the employees or consultants party thereto or be effective in controlling access to and distribution of our proprietary information, especially in certain states and countries, including Israel, that are less willing to enforce such agreements in certain cases. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

Policing and defending against unauthorized use of our know-how, technology and intellectual property is difficult, costly, time-consuming and may not be effective. Third parties may knowingly or unknowingly infringe our intellectual property rights. We may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to our executive leadership team and other employees, and could result in substantial royalties, license fees or other damages, or in the impairment or loss of portions of our intellectual property. Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of the attention and resources of our executive leadership team or other employees, could delay further sales or the implementation of our products, require us to reengineer or impair the functionality of our products, delay introductions of new products, result in our substituting inferior or more costly technologies into our products, or injure our reputation. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We could incur substantial costs and other harm to our business and results of operations as a result of any claim of infringement, misappropriation or other violation of another party’s intellectual property rights.

In recent years, there has been significant litigation involving patents and other intellectual property rights in our industry. Compared to many larger, more established companies in our industry, we do not currently have a broad patent portfolio, which could prevent us from deterring patent infringement claims through our own patent portfolio, and our competitors and others may now and in the future have significantly broader and more mature patent portfolios than we have. There is a risk that our operations, platform or individual solutions may infringe or otherwise violate, or be alleged to infringe or otherwise violate, the intellectual property rights of third parties. We could incur substantial costs in defending any intellectual property litigation. If we are sued by a third party that claims that our products infringe, misappropriate or otherwise violate their intellectual property rights, the litigation could be expensive and could divert our attention and resources of our executive leadership team or other employees. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ordinary shares.

Any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, regardless of the merit of the claim or our defense, may require us to do one or more of the following:

•	cease selling or using products or technology that incorporate or cover the intellectual property rights that we allegedly infringe, misappropriate or otherwise violate;

•	make substantial payments for royalty or license fees, legal fees, settlement payments or other costs or damages;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology or intellectual property; or

•	redesign the allegedly infringing products or technology to avoid infringement, misappropriation or other violation, which could be costly, time-consuming or impossible.

Moreover, any such litigation could also affect the use of our platform by our customers, partners, affiliates and other third parties, which may result and substantial damages to them and to us (including indemnification obligations). If we are required to make substantial payments or undertake or suffer any of the other actions and consequences noted above as a result of any intellectual property infringement, misappropriation or violation claims against us or any obligation to indemnify our customers for such claims, such payments, actions and consequences could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, misappropriation, violation, and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, misappropriation or other violation, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. Large indemnity payments could harm our business, financial condition and results of operations. Although we normally seek to contractually limit our liability with respect to such indemnity obligations, we do not and may not in the future have a cap on our liability in certain agreements, which could result in substantial liability, and we may still incur significant liability under agreements that do have such a cap. Moreover, even if contractually capped or limited, such limitations and caps may not always be enforceable. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with that customer, other existing customers and new customers, and other parties, and could harm our reputation, business, financial condition and results of operations.

We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could result in significant liability or reputational harm to our business.

We receive, collect, store, process, transfer, and use personal information and other data relating to customers and end users of our products, our employees and contractors, and other persons. We have legal and contractual obligations regarding the protection of confidentiality and appropriate use of certain data, including personal information. We are subject to numerous laws, directives and regulations in multiple jurisdictions and territories regarding privacy, data protection, and data security and the collection, storing, sharing, use, processing, transfer, disclosure, and protection of personal information and other data, the scope and extent of which are changing, subject to differing interpretations, and may be inconsistent among jurisdictions or conflict with other legal and regulatory requirements. We are also subject to certain contractual obligations to third parties related to privacy, data protection and data security, and may comply with, or face asserted or actual obligations to comply with, self-regulatory frameworks and other standards. We strive to comply with our applicable policies and applicable laws, regulations, contractual obligations, and other actual and alleged legal obligations relating to privacy, data protection, and data security to the extent possible. However, the regulatory framework for privacy, data protection and data security worldwide is, and is likely to remain for the foreseeable future, uncertain and complex, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that we do not anticipate or that is inconsistent from one jurisdiction to another and may conflict with other legal obligations or our practices. Further, any significant change to applicable laws, regulations or industry practices regarding the collection, use, retention, security or disclosure of data, or their interpretation, or any changes regarding the manner in which the consent of users or other data subjects for the collection, use, retention or disclosure of such data must be obtained, could increase our costs and require us to modify our services and features, possibly in a material manner, which we may be unable to complete, and may limit our ability to store and process user data or develop new services and features.

If we were found in violation of any applicable laws or regulations relating to privacy, data protection, or security, or faced claims or accusations of such violations, our business may be materially and adversely affected and we would likely have to change our business practices and potentially the services and features available through our platform. In addition, these laws and regulations could impose significant costs on us and could constrain our ability to use and process data in manners that may be commercially desirable. In addition, if a breach of data security or security incident were to occur or to be alleged to have occurred, if any violation of laws and regulations relating to privacy, data protection or data security were to be alleged, or if we had any actual or alleged defect in our safeguards or practices relating to privacy, data protection, or data security, our solutions may be perceived as less desirable and our business, financial condition, market position, reputation, results of operations and growth prospects could be materially and adversely affected.

We also expect that there will continue to be new laws, regulations, and industry standards concerning privacy, data protection, and data security proposed and enacted in various jurisdictions. For example, the California Consumer Privacy Act (“CCPA”), which came into force in 2020, provides new data privacy rights for California consumers and new operational requirements for covered companies. Specifically, the CCPA mandates that covered companies provide new disclosures to California consumers and afford such consumers new data privacy rights that include, among other things, the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches that is expected to increase data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (“CPRA”), was approved by California voters in the November 3, 2020 election. The CPRA generally takes effect on January 1, 2023 and significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain personal information and creating a new state agency to oversee implementation and enforcement efforts, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply. Some observers have noted the CCPA and CPRA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could also increase our potential liability and adversely affect our business. For example, the CCPA has encouraged “copycat” or other similar laws to be considered and proposed in other states across the country, such as in Virginia, New Hampshire, Illinois and Nebraska. On March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023. Broad federal privacy legislation also has been proposed. Recent and new state and federal legislation relating to privacy may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment in resources to compliance programs, could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Various U.S. federal privacy laws are potentially relevant to our business, including the Federal Trade Commission Act, Controlling the Assault of Non-Solicited Pornography and Marketing Act, the Family Educational Rights and Privacy Act, the Children’s Online Privacy Protection Act, and the Telephone Consumer Protection Act. Any actual or perceived failure to comply with these laws could result in a costly investigation and claims and litigation resulting in potentially significant liability, injunctions and other consequences, loss of trust by our users, harm to our reputation and market position and a material and adverse impact on our reputation and business.

We are also subject to data privacy and security laws in jurisdictions outside of the United States. We are subject to, among other laws and regulations, the GDPR, and the UK GDPR. The data protection landscape in the European Union (the “EU”) is continually evolving, resulting in possible significant operational costs for internal compliance and risks to our business. The GDPR and the UK GDPR contain numerous requirements, including the requirement to provide detailed disclosures about how personal data is collected and processed (in a concise, intelligible and easily accessible form); demonstrating that an appropriate legal basis is in place or otherwise exists to justify data processing activities; granting new rights for data subjects in regard to their personal data (including the right to be “forgotten” and the right to data portability), as well as enhancing data subject rights (e.g., data subject access requests); introducing the obligation to notify data protection regulators or supervisory authorities (and in certain cases, affected individuals) of significant data breaches; defining for the first time pseudonymized (i.e., key-coded) data; imposing limitations on retention of personal data; maintaining a record of data processing; and complying with the principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. Compliance with the GDPR and the UK GDPR may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses and these changes may lead to other additional costs and increase our overall risk exposure.

In addition, the GDPR/UK GDPR regulate the transfer of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the U.S. Recent legal developments in the EU have created complexity and uncertainty regarding such transfers. For instance, on July 16, 2020, the Court of Justice of the European Union (the “CJEU”) invalidated the EU-U.S. Privacy Shield Framework (the “Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield scheme. While the CJEU upheld the adequacy of the standard contractual clauses (a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism and potential alternative to the Privacy Shield), it made clear that reliance on such clauses alone may not necessarily be sufficient in all circumstances. Use of the standard contractual clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, including, in particular, applicable surveillance laws and rights of individuals, and additional measures and/or contractual provisions may need to be put in place; however, the nature of these additional measures is currently uncertain. The CJEU also states that if a competent supervisory authority believes that the standard contractual clauses cannot be complied with in the destination country and that the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. We previously relied on our own, as well as vendors’, Privacy Shield certifications for the purposes of transferring personal data from the EEA to the U.S. in compliance with the GDPR’s data export conditions. These recent developments require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to the U.S. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

In addition, the withdrawal of the United Kingdom (the “UK”) from the EU means that the UK will become a “third country” for the purposes of data transfers from the EU to the UK following the expiration of the four to six-month personal data transfer grace period (from 1 January 2021) set out in the EU and UK Trade and Cooperation Agreement, unless a relevant adequacy decision is adopted in favor of the UK, which would allow data transfers without additional measures. These changes may require us to find alternative solutions for the compliant transfer of personal data into the UK. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, including, for example, the role of the UK’s Information Commissioner’s Office following the end of the transitional period. These changes could lead to additional costs and increase our overall risk exposure.

Failure to comply with the GDPR and the UK GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations (in the case of the GDPR) or £17.5 million and 4% of total annual revenue (in the case of the UK GDPR). In addition to the foregoing, a breach of the GDPR or UK GDPR could result in regulatory investigations, reputational damage, orders to cease/ change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.

We are also subject to evolving EU and UK privacy laws on cookies and e-marketing. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem, and current national laws that implement the ePrivacy Directive are highly likely to be replaced by an EU regulation known as the ePrivacy Regulation which will significantly increase fines for non-compliance. In the EU and the UK, informed consent is required for the placement of a cookie or similar technologies on a user’s device and for direct electronic marketing. The GDPR also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology While the text of the ePrivacy Regulation is still under development, a recent European court decision and recent regulatory guidance are driving increased attention to cookies and tracking technologies. If regulators start to enforce the strict approach provided for in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities and may negatively impact our efforts to understand users, adversely affect our margins, increase costs, and subject us to additional liabilities.

In addition, we are subject to the Israeli Privacy Protection Law 5741-1981 (the “PPL”), and its regulations, including the Israeli Privacy Protection Regulations (Data Security) 2017 (“Data Security Regulations”), which impose obligations with respect to the manner personal data is processed, maintained, transferred, disclosed, accessed and secured, as well as the guidelines of the Israeli Privacy Protection Authority and Amendment No. 40 to the Communications Law (Telecommunications and Broadcasting), 5742-1982. The Data Security Regulations may require us to adjust our data protection and data security practices, information security measures, certain organizational procedures, applicable positions (such as an information security manager) and other technical and organizational security measures. Failure to comply with the PPL, its regulations and guidelines issued by the Israeli Privacy Protection Authority may expose us to administrative fines, civil claims (including class actions) and in certain cases criminal liability. Current pending legislation may result in a change of the current enforcement measures and sanctions. The Israeli Privacy Protection Authority may initiate administrative inspection proceedings, from time to time, without any suspicion of any particular breach of the PPL, as it has done in the past with respect to dozens of Israeli companies in various business sectors. In addition, to the extent that any administrative supervision procedure is initiated by the Israeli Privacy Protection Authority and reveals certain irregularities with respect to our compliance with the PPL, in addition to our exposure to administrative fines, civil claims (including class actions) and in certain cases criminal liability, we may also need to take certain remedial actions to rectify such irregularities, which may increase our costs.

In addition to the laws, directives and regulations discussed above, we are and may be subject to additional laws, directives and regulations in any jurisdiction or territory in which we, our partners and/or our affiliates operate and/or make our offerings available, and may be subject to actual or asserted obligations under self-regulatory frameworks or other standards, in addition to contractual obligations relating to privacy, data protection and data security. Some countries are also considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services. Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or data security, may result in governmental investigations or enforcement actions, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, other obligations, and policies that are applicable to the businesses of our customers and other users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or contractual obligations, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Our use of open source software could negatively affect our ability to sell our products and subject us to possible litigation.

We use “open source” software in connection with the development and deployment of our products, including in our products, and we expect to continue to use open source software in the future. Few of the licenses applicable to certain open source software that we use have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products. For example, some open source licenses may subject us to requirements that we make available, in certain cases and if the component subject of the open source license is used in a particular manner, the source code for modifications or derivative works we create based upon, incorporating, linking to or using the open source software (which could include valuable proprietary code), and that we license such modifications or derivative works under the terms of applicable open source licenses. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the sale of our products that contain the open source software and required to comply with onerous conditions or restrictions on these products, which could disrupt the distribution and sale of these products. In addition, there have been claims challenging the ownership rights in open source software against companies that incorporate open source software into their products, and the licensors of such open source software provide no warranties or indemnities with respect to such claims. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products, and to re-engineer our products or discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or at all. We and our customers may also be subject to suits by parties claiming infringement, misappropriation or other violation of third-party intellectual property rights due to the reliance by our solutions on certain open source software, and such litigation could be costly for us to defend and subject us to an injunction, payments for damages and other liabilities and obligations.

Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. Some open source projects provided on an “as is” basis have known or unknown vulnerabilities and architectural instabilities which, if not properly addressed, could negatively affect the performance of any product incorporating the relevant software. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of the foregoing could result in lost revenue, require us to devote additional research and development resources to re-engineer our solutions, cause us to incur additional costs and expenses, and result in customer dissatisfaction, any of which could adversely affect our business, financial condition and results of operations.

We rely on software and services licensed from other parties. The loss of software or services from third parties could increase our costs and limit the features available in our platform and products.

Components of our offerings include various types of software and services licensed from unaffiliated parties. If any of the software or services we license from others or functional equivalents thereof were either no longer available to us or no longer offered on commercially reasonable terms, we would be required to either redesign the offerings that include such software or services to function with software or services available from other parties or develop these components ourselves, which we may not be able to do without incurring increased costs, experiencing delays in our product launches and the release of new offerings. Furthermore, we might be forced to temporarily limit the features available in our current or future products. If we fail to maintain or renegotiate any of these software or service licenses, we could face delays and diversion of resources in attempting to license and integrate functional equivalents.

Risks Related to Other Legal, Regulatory and Tax Matters

Our business is subject to a variety of laws and regulations, both in the United States and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations and standards governing issues such as worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy, data protection and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet and mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other technology companies. As the geographic scope of our business expands, regulatory agencies or courts may claim that we, or our customers or users, are subject to additional requirements, or that we are prohibited from conducting our business in or with certain jurisdictions.

In addition, recent financial, political and other events may increase the level of regulatory scrutiny on technology companies generally. Regulatory agencies may enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create or further exacerbate different or conflicting obligations on us from one jurisdiction to another.

As a result of the foregoing, we may incur increased costs, be exposed to increased risk of liability and face additional challenges expanding our business operations, any of which would adversely affect our business, financial condition, results of operations and growth prospects.

Legal, political, and economic uncertainty surrounding the exit of the United Kingdom from the EU may be a source of instability to international markets, create significant currency fluctuations, adversely affect our operations in the United Kingdom and pose additional risks to our business, financial condition and results of operations.

In connection with Brexit, the United Kingdom formally withdrew from the European Union and ratified a trade and cooperation agreement governing its future relationship with the European Union. The agreement, which is being applied provisionally from January 1, 2021 until it is ratified by the European Parliament and the Council of the European Union, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the United Kingdom and the European Union as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal.

These developments and the continued uncertainty regarding the terms of the relationship between the United Kingdom and the European Union post-Brexit have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future UK laws and regulations as the United Kingdom determines which EU laws to replace or replicate, including financial laws and regulations, tax and free trade agreements, tax and customs laws, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and transport laws could increase the costs of doing business in the United Kingdom and depress economic activity. Additionally, the need to comply with any applicable regulatory changes will likely increase costs for us and our existing and potential customers located in the United Kingdom, which could negatively affect demand for our offerings and the ability of customers to make payments under their agreements with us. Any of these factors could have a significant adverse effect on our business, financial condition, results of operations and prospects.

We are subject to various governmental export control, trade sanctions, and import laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

In some cases, our products are subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, and the Israeli Control of Products and Services Decree (Engagement in Encryption), 5735-1974, and our activities may be subject to trade and economic sanctions, including those administered or governed by OFAC, the Israeli Trade with the Enemy Ordinance, 1939 and sanction laws of the European Union and other applicable jurisdictions (collectively, “Trade Controls”). As such, a license may be required to export or re-export our products, or provide related services, to certain countries, customers and other users, as well as for certain end uses. Further, our products that incorporate encryption functionality may be subject to special controls applying to encryption items and/or certain reporting requirements.

While we are in the process of implementing additional procedures designed to ensure our compliance with Trade Controls, we cannot guarantee that we have not made accessible, or will not make accessible, inadvertently our services to persons in violation of Trade Controls, or that our customers have not permitted or, despite these procedures, will not in the future permit our services to be used by parties in countries or territories subject to Trade Controls. For example, we recently implemented geo-location blocking through a third party to prevent content created by our customers using our tools from being accessed by users of our customers from IP addresses potentially linked to countries subject to Trade Controls, but we cannot be certain that this technique will work in all circumstances. In addition, prior to implementation of these geo-location blocking techniques, some users of our customers, while not having access to our platform, have had access from IP addresses potentially linked to countries subject to Trade Controls to customer created content, such as application guides or walkthrus created by the customer using our tools. The failure to comply with Trade Controls could subject us to both civil and criminal penalties, including substantial fines, possible incarceration of responsible individuals for willful violations, possible loss of our export or import privileges, and reputational harm. Further, the process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities. Trade Controls are complex and dynamic regimes, and monitoring and ensuring compliance can be challenging, particularly given that our products are widely distributed throughout the world and are available for download without registration. Any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations, and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our offerings or the ability of our customers or their employees or end customers to implement our offerings in those countries. Changes in our offerings or changes in export and import regulations in such countries may create delays in the introduction of our offerings into international markets, prevent our end-customers with international operations from deploying our offerings globally or, in some cases, prevent or delay the export or import of our offerings to certain countries, governments, or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons, or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our offerings by, or in our decreased ability to export or sell our offerings to, existing or potential customers with international operations. Any decreased use of our offerings or limitation on our ability to export to or sell our offerings in international markets could adversely affect our business, financial condition and results of operations, and our ability to execute our growth strategy.

Changes in laws and regulations related to the internet, changes in the internet infrastructure itself, or increases in the cost of internet connectivity and network access may diminish the demand for our offerings and could harm our business.

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for our offerings, increase our cost of doing business, and adversely affect our results of operations. Changes in these laws or regulations could require us to modify our offerings, or certain aspects of our offerings, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our customers’ and other users’ access to the internet.

On June 11, 2018, the repeal of the Federal Communications Commission’s (the “FCC”), “net neutrality” rules took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer

Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations.

As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our customers and other users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our customers and other users rely on, even for a short period of time, could adversely affect our business, financial condition and results of operations. In addition, the performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our offerings could decline.

Internet access is frequently provided by companies that have significant market power and the ability to take actions that degrade, disrupt, or increase the cost of customers’ access to our offerings. As demand for online media increases, there can be no assurance that internet and network service providers will continue to price their network access services on reasonable terms. We could incur greater operating expenses and our customer acquisition and retention could be negatively impacted if network operators:

•	implement usage-based pricing;

•	discount pricing for competitive products;

•	otherwise materially change their pricing rates or schemes;

•	charge us to deliver our traffic at certain levels or at all;

•	throttle traffic based on its source or type;

•	implement bandwidth caps or other usage restrictions; or

•	otherwise try to monetize or control access to their networks.

We have limited or no control over the extent to which any of these circumstances may occur, and if network access or distribution prices rise, our business, financial condition and results of operations would likely be adversely affected.

Failure to comply with anti-bribery, anti-corruption, anti-money laundering laws, and similar laws, could subject us to penalties and other adverse consequences.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the United Kingdom Bribery Act 2010, the Proceeds of Crime Act 2002, Chapter 9 (sub-chapter 5) of the Israeli Penal Law, 5737-1977, the Israeli Prohibition on Money Laundering Law, 5760–2000 and additional anti-bribery or anti-corruption laws, regulations, or rules of the countries in which we operate. These laws generally prohibit companies and their employees and third-party partners, representatives, and agents from engaging in corruption and bribery, including by offering, promising, giving, or authorizing the provision of anything of value, either directly or indirectly, to a government official or commercial party to influence official action, direct business to any person, gain any improper advantage, or obtain or retain business. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly.

We sometimes leverage third parties to sell our products and conduct certain aspects of our business abroad. We and our third-party partners may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for inaccurate or incomplete accounting records, internal accounting controls deemed inadequate by applicable regulatory authorities, and corrupt or other illegal activities of our employees, affiliates, third-party partners, representatives, and agents, even if we do not explicitly authorize such activities. We cannot assure you that our employees and other agents, or those of our partners, will not take actions in violation of applicable law, for which we may be ultimately held responsible. As we increase our international sales and business operations, our risks under these laws are likely to increase.

Any actual or alleged violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, fines, damages, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, or suspension or debarment from U.S. government contracts, all of which may have an adverse effect on our reputation, business, financial condition, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of the attention and resources of our executive leadership team and other employees and cause us to incur significant defense costs and other professional fees. In addition, the U.S. government may seek to hold us liable for FCPA violations committed by companies that we invest in or acquire.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could expose us to greater than anticipated tax liabilities.

The tax laws applicable to our business, including the laws of Israel, the United States, and other jurisdictions, are subject to interpretation and certain jurisdictions may aggressively interpret their laws in an effort to raise additional tax revenue. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements or our revenue recognition policies, which could increase our worldwide effective tax rate and harm our financial position and results of operations. It is possible that tax authorities may disagree with certain positions we have taken and any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. Further, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

Based on our current corporate structure, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. The authorities in these jurisdictions could review our tax returns or require us to file tax returns in jurisdictions in which we are not currently filing, and could impose additional tax, interest, and penalties. These authorities could also claim that various withholding requirements apply to us or our subsidiaries, assert that benefits of tax treaties are not available to us or our subsidiaries, or challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing. The relevant taxing authorities may determine that the manner in which we operate our business does not achieve the intended tax consequences. If such a disagreement was to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties. Such authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries. Any increase in the amount of taxes we pay or that are imposed on us could increase our worldwide effective tax rate and harm our business, financial condition and results of operations.

We could be required to collect additional sales, use, value added, digital services or other similar taxes or be subject to other liabilities that may increase the costs our clients would have to pay for our products and adversely affect our results of operations.

We collect sales, value added and other similar taxes in a number of jurisdictions. One or more U.S. states or countries may seek to impose incremental or new sales, use, value added, digital services, or other tax collection obligations on us. Further, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States has ruled that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer, thus permitting a wider enforcement of such sales and use tax collection requirements against non-U.S. companies that have historically not been responsible for state or local tax collection unless they had physical presence in the U.S. customer’s state. As a result, U.S. states and local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions, even if we have no physical presence in that jurisdiction. A successful assertion by one or more U.S. states requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties. Furthermore, certain jurisdictions, such as the United Kingdom and France, have recently introduced a digital services tax, which is generally a tax on gross revenue generated from users or customers located in in those jurisdictions, and other jurisdictions have enacted or are considering enacting similar laws. A successful assertion by a U.S. state or local government, or other country or jurisdiction that we should have been or should be collecting additional sales, use, value added, digital services or other similar taxes could, among other things, result in substantial tax payments, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or otherwise harm our business.

Our ability to use our net operating loss carryforwards to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had net operating loss carryforwards of $200.2 million in Israel, which may be utilized against future income taxes. Limitations imposed by the applicable jurisdictions on our ability to utilize net operating loss carryforwards, including with respect to the net operating loss carryforwards of companies that we have acquired or may acquire in the future, could cause income taxes to be paid earlier than would be paid if such limitations were not in effect and could cause such net operating loss carryforwards to expire unused, in each case reducing or eliminating the benefit of such net operating loss carryforwards. Furthermore, we may not be able to generate sufficient taxable income to utilize our net operating loss carryforwards before they expire. If any of these events occur, we may not derive some or all of the expected benefits from our net operating loss carryforwards. Also, any available net operating loss carryforwards would have value only to the extent there is income in the future against which such net operating loss carryforwards may be offset. For these reasons, we may not be able to realize a tax benefit from the use of our net operating loss carryforwards, whether or not we attain profitability. We have recorded a full valuation allowance related to our carryforwards due to the uncertainty of the ultimate realization of the future benefits of those assets.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Further, the accounting rules and regulations are continually changing in ways that could materially impact our financial statements.

Though we cannot predict the impact of future changes to accounting principles or our accounting policies on our financial statements going forward, any such change in these principles or how they are interpreted could have a significant effect on our reported results of operations and could affect the reporting of transactions already completed before the announcement of a change.

We are not, and do not intend to become, regulated as an “investment company” under the Investment Company Act of 1940, as amended (“Investment Company Act”), and if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act if:

•

it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•

it is an inadvertent investment company because, absent an applicable exemption, (i) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, or (ii) it owns or proposes to acquire investment securities having a value exceeding 45% of the value of its total assets (exclusive of U.S. government securities and cash items) and/or more than 45% of its income is derived from investment securities on a consolidated basis with its wholly owned subsidiaries.

We are engaged primarily in the business of providing clients with our cloud-based Digital Adoption Platform, which enables organizations to better realize the value of their software investments. We hold ourselves out as a cloud-based technology company and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are, or following this offering will be, an “orthodox” investment company as defined in Section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. Furthermore, we believe that on a consolidated basis less than 45% of our total assets (exclusive of U.S. government securities and cash items) are composed of, and less than 45% of our income is derived from, assets that could be considered investment securities. Accordingly, we do not believe that we are, or following this offering will be, an inadvertent investment company by virtue of the 45% tests in Rule 3a-1 of the Investment Company Act as described in the second bullet point above. In addition, we believe that we are not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a noninvestment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operation of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, generally prohibit the issuance of options and impose certain governance requirements. We intend to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act or otherwise conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act. In order to ensure that we are not deemed to be an investment company, we may be limited in the assets that we may continue to own and, further, may need to dispose of or acquire certain assets at such times or on such terms as may be less favorable to us than in the absence of such requirement. In particular, as is common in Israel, much of our marketable securities and some of our cash is held in the form of time-based depositary accounts, which may be considered securities under the Investment Company Act, and we could be required to invest our cash into accounts that yield a lower return in order to avoid becoming an investment company. If anything were to happen which would cause us to be deemed to be an investment company under the Investment Company Act, the requirements imposed by the Investment Company Act could make it impractical for us to continue our business as currently conducted, which would materially adversely affect our business, financial condition and results of operations. In addition, if we were to become inadvertently subject to the Investment Company Act, any violation of the Investment Company Act could subject us to material adverse consequences, including potentially significant regulatory penalties.

Risks Related to Our Ordinary Shares and this Offering

Our share price may be volatile, and you may lose all or part of your investment.

The initial public offering price for the ordinary shares sold in this offering will be determined by negotiation between us and the representatives of the underwriters. This price may not reflect the market price of our ordinary shares following this offering and the price of our ordinary shares may decline. In addition, the market price of our ordinary shares could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated changes or fluctuations in our results of operations;

•	the guidance we may provide to the public, and any changes in, or our failure to perform in line with, such guidance;

•	announcements by us or our competitors of significant business developments, new offerings or new or terminated significant contracts, commercial relationships or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	future sales or expected future sales of our ordinary shares;

•	investor perceptions of us and the industries and markets in which we operate;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•

failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	actual or perceived breaches of, or failures relating to, privacy, data protection or data security;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	actual or anticipated changes in our executive leadership team or our board of directors;

•	general economic conditions and slow or negative growth of our target markets; and

•	other events or factors, including those resulting from pandemics, war, incidents of terrorism or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary shares. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our attention and resources of our executive leadership team and other employees could be diverted.

There has been no prior public market for our ordinary shares, and an active trading market may not develop.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may also reduce the fair value of your shares or impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling ordinary shares and may impair our ability to acquire other companies by using our shares as consideration.

If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

The price of our ordinary shares and trading volume may be heavily influenced by the way analysts and investors interpret our financial information and other disclosures. If securities or industry analysts do not publish research or reports about our business, delay publishing reports about our business, or publish negative reports about our business, regardless of accuracy, the market price and trading volume of our ordinary shares could decline.

If a trading market for our ordinary shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our ordinary shares, the price of our ordinary shares could decline. The share prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance they have publicly announced or the expectations of analysts and investors. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or investors, analysts could downgrade our ordinary shares or publish unfavorable research about us. Furthermore, if one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline.

Even if our ordinary shares are actively covered by analysts, we do not have any control over the analysts or the measures that analysts or investors may rely upon to forecast our future results. Over-reliance by analysts or investors on any particular metric to forecast our future results may lead to forecasts that differ significantly from our own.

We are an “emerging growth company,” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of specified reduced disclosure and other requirements that are applicable to public companies that are not emerging growth companies. These provisions include:

•

the option to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•

not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, while we are an emerging growth company we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, our operating results and financial statements may not be comparable to the operating results and financial statements of companies who have adopted the new or revised accounting standards.

We may remain an emerging growth company until the earliest to occur of: (i) the last day of the first fiscal year in which our annual gross revenue equals or exceeds $1.07 billion; (ii) the date that we become a “large accelerated filer,” as defined in Rule 12b-2 under the Exchange Act, which will occur if the market value of our common equity securities held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; (iii) the date on which we have issued, during the preceding three-year period, more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of the closing of this offering.

Investors may find our ordinary shares less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may decline or become more volatile.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Upon the closing of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer, we may take advantage of certain provisions under the Nasdaq corporate governance rules that allow us to follow Israeli law for certain corporate governance matters. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation Fair Disclosure (“Regulation FD”), which regulates selective disclosures of material information by issuers.

In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers, like emerging growth companies, also are exempt from certain more stringent executive compensation disclosure rules. Thus, if we remain a foreign private issuer, even if we no longer qualify as an emerging growth company, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are neither an emerging growth company nor a foreign private issuer. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act that are applicable to U.S. domestic public companies. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2021. In the future, we would lose our foreign private issuer status if more than 50% of our outstanding voting securities are owned by U.S. residents and any of the following three circumstances applies: (1) the majority of our directors or executive officers are U.S. citizens or residents, (2) more than 50% of our assets are located in the United States, or (3) our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

As we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than the Nasdaq corporate governance rules, provided that we disclose and describe the requirements we are not following and the Israeli practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings, and may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares or the perception that such sales may occur.

Sales by us or our shareholders of a substantial number of ordinary shares in the public market following this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. Following this offering, based on the number of ordinary shares outstanding as of March 31, 2021, and after giving effect to the Preferred Share Conversion, we will have an aggregate of 82,652,098 ordinary shares outstanding. This includes the ordinary shares being sold in this offering, which we expect will be freely tradable without restriction or further registration under the Securities Act, except for any shares acquired by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Substantially all of the remaining shares are currently restricted as a result of securities laws, or restrictions in market stand-off provisions or the lock-up agreements described elsewhere in this prospectus under the caption “Underwriting” (which may be waived at any time, with or without notice, by Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC). Unless earlier released (including pursuant to the partial release provisions described elsewhere in this prospectus under the caption “Underwriting”), all of the ordinary shares subject to such market stand-off provisions or lock-up agreements will be able to be sold following the 180th day after the date of this prospectus unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations and other requirements under Rule 144 of the Securities Act; provided that if the 180th day after the date of this prospectus occurs during or within five trading days prior to the commencement of a regularly scheduled trading blackout period under our insider trading policy, the lock-up period will expire on the sixth trading day immediately preceding the commencement of such blackout period. See “Shares Eligible for Future Sale.”

In addition, following the closing of this offering and the expiration of the lock-up period described above, we expect that holders of an aggregate of approximately 61,368,628 ordinary shares, based on the number of ordinary shares outstanding as of March 31, 2021 (after giving effect to the Preferred Share Conversion), and 6,677,295 additional ordinary shares issuable upon the exercise of options outstanding as of March 31, 2021, will be entitled to certain rights with respect to the registration of these shares under the Securities Act pursuant to our Investor’s Rights Agreement. We also intend to file a registration statement on Form S-8 under the Securities Act registering the ordinary shares that we may issue from time to time under our incentive plans. Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements and market stand-off provisions expire.

The market price of our ordinary shares may decline significantly when the restrictions on resale by our existing shareholders lapse or when we are required to register the sale of our shareholders’ remaining ordinary shares. A decline in the trading price of our ordinary shares might impede our ability to raise capital through the issuance of additional ordinary shares or other equity securities and may impair your ability to sell your shares at a price higher than the price you paid for them or at all.

The issuance of additional shares in connection with financings, acquisitions, investments, our share incentive plans or otherwise will dilute all other shareholders.

Our Post-IPO Articles will authorize us to issue up to 900,000,000 ordinary shares. Subject to compliance with applicable rules and regulations, we may issue ordinary shares or securities convertible into ordinary shares from time to time in connection with a financing, acquisition, investment, our share incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing shareholders and cause the market price of our ordinary shares to decline.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares.

We would be classified as a passive foreign investment company (“PFIC”) for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of our gross income for such year is “passive income” (as defined in the relevant provisions of the Internal Revenue Code of 1986, as amended), or (ii) 50% or more of the value of our gross assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For these purposes, cash and other assets readily convertible into cash are categorized as passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. Passive income generally includes, among other things, rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. For purposes of this test, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation of which we own, directly or indirectly, more than 25% (by value) of the stock. Based on the currently expected market capitalization, and anticipated composition of our income, assets and operations, we do not expect to be classified as a PFIC in respect of our current taxable year. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year, and can only be made after the close of each taxable year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or if it subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Taxation and Government Programs—U.S. Federal Income Tax Considerations”) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ordinary shares. U.S. Holders should consult their tax advisors regarding the application of PFIC rules to their investment in our ordinary shares. See “Taxation and Government Programs—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” (“CFC”) in our group (if any). Because our group includes a U.S. subsidiary, certain of our non-U.S. subsidiaries will be treated as CFCs (regardless of whether or not we are treated as a CFC). A United States shareholder of a CFC may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by CFC, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a CFC generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether we are or any of our non-U.S. subsidiaries is treated as a CFC or whether any investor is treated as a United States shareholder with respect to any such CFC or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. The United States Internal Revenue Service has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and taxpaying obligations with respect to foreign-controlled CFCs. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.

You will experience immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase in this offering.

The initial public offering price of our ordinary shares substantially exceeds the pro forma as adjusted net tangible book value per share of our ordinary shares immediately after this offering. Therefore, if you purchase our ordinary shares in this offering, you will suffer immediate dilution of $27.53 per share (or $27.11 per share if the underwriters exercise in full their option to purchase additional ordinary shares), representing the difference between our pro forma as adjusted net tangible book value per share as of March 31, 2021 and the initial public offering price of our ordinary shares set forth on the cover page of this prospectus. If outstanding options to purchase our ordinary shares are exercised in the future, you will experience additional dilution.

This dilution is due to the substantially lower price paid by our investors who purchased shares prior to this offering as compared to the price offered to the public in this offering. See the section entitled “Dilution” for additional information.

Provisions of Israeli law and our Post-IPO Articles may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Provisions of Israeli law, including the Israeli Companies Law, 5759-1999 (the “Companies Law”), and our Post-IPO Articles could have the effect of delaying or preventing a change in control and may make it more difficult for a third-party to acquire us or our shareholders to elect different individuals to our board of directors, even if doing so would be considered to be beneficial by some of our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Among other things:

•	the Companies Law regulates mergers and requires that a tender offer be effected when more than a specified percentage of shares in a company are purchased;

•

the Companies Law requires special approvals for certain transactions involving directors, officers or certain significant shareholders and regulates other matters that may be relevant to these types of transactions;

•	the Companies Law does not provide for shareholder action by written consent for public companies, thereby requiring all shareholder actions to be taken at a general meeting of shareholders;

•

our Post-IPO Articles divide our directors into three classes, each of which is elected once every three years, and accordingly, each of our directors serves until the third annual general meeting following his or her election or re-election or until he or she is removed;

•

an amendment to our Post-IPO Articles will generally require, in addition to the approval of our board of directors, a vote of the holders of a majority of our outstanding ordinary shares entitled to vote and present and voting on the matter at a general meeting of shareholders (referred to as simple majority), and the amendment of a limited number of provisions, such as the provision dividing our directors into three classes, requires a vote of the holders of at least 65% of the total voting power of our shareholders;

•

our Post-IPO Articles do not permit a director to be removed except by a vote of the holders of at least 65% of the total voting power of our shareholders and any amendment to such provision shall require the approval of at least 65% of the total voting power of our shareholders; and

•	our Post-IPO Articles provide that director vacancies may be filled by our board of directors.

Israeli tax considerations may also make potential transactions undesirable to us or to some of our shareholders whose country of residence does not have a tax treaty with Israel granting tax relief to such shareholders from Israeli tax. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of numerous conditions, including a holding period of up to two years from the date of the transaction during which certain sales and dispositions of shares of the participating companies are restricted. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

Furthermore, under the Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, and the regulations, guidelines, rules, procedures, and benefit tracks thereunder

(collectively, the “Innovation Law”), to which we are subject due to our receipt of grants from the Israeli National Authority for Technological Innovation, or the Israeli Innovation Authority (the “IIA”), a recipient of IIA grants such as our company must report to the IIA regarding any change in the holding of means of control of our company which transforms any non-Israeli citizen or resident into an “interested party,” as defined in the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and such non-Israeli citizen or resident shall execute an undertaking in favor of IIA, in a form prescribed by IIA.

We have broad discretion over the use of proceeds we receive in this offering and may not apply the proceeds in ways that increase the value of your investment.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and thereby enable access to the public equity markets for us and our shareholders, and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. Accordingly, our management will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether such net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we intend invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, or other securities. These investments may not yield a favorable return for us. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected results, which could cause our share price to decline.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain all available funds and any future earnings to finance the operation and expansion of our business and do not anticipate paying any dividends on our ordinary shares in the foreseeable future. Consequently, investors who purchase ordinary shares in this offering may be unable to realize a gain on their investment except by selling such shares after price appreciation, which may never occur.

Our board of directors has sole discretion regarding whether to pay dividends. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant. The Israeli Companies Law, 5759-1999 (the “Companies Law”) imposes restrictions on our ability to declare and pay dividends. See the section titled “Description of Share Capital and Articles of Association—Dividend and Liquidation Rights” for additional information. Generally, payments of dividends are subject to Israeli withholding taxes. See the section titled “Taxation and Government Programs—Israeli Tax Considerations and Government Programs” for additional information.

We will incur increased costs as a result of operating as a public company, and our executive leadership team and other employees will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our executive leadership team and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and could also make it more difficult for us to attract and retain qualified members of our board.

We are evaluating these rules and regulations and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act (“Section 404”) and therefore are not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our annual reports and provide an annual management report on the effectiveness of control over financial reporting. Though we will be required to disclose material changes in internal control over financial reporting on an annual basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. We currently have limited accounting personnel and we have begun the process of evaluating the adequacy of our accounting personnel staffing level and other matters related to our internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses once we are a public company, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

After this offering, our principal shareholders will continue to have significant influence over us.

After the closing of this offering, our principal shareholders each holding more than 5% of our outstanding ordinary shares will collectively beneficially own approximately 69.3% of our outstanding ordinary shares. See “Principal Shareholders.” As a result, these shareholders will be able to exert significant influence over us and, acting together, will have control over most matters that require approval by our shareholders, including matters such as adoption of the financial statements, the appointment and dismissal of directors, terms of compensation of our directors and chief executive officer, capital increases, amendment to our articles of associations, and approval of significant corporate transactions. The interests of these shareholders may not always coincide with, and in some cases may conflict with, our interests and the interests of our other shareholders. For instance, these shareholders could attempt to delay or prevent a change in control of our company, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares. This concentration of ownership may also affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests. In addition, we have requested that the underwriters make issuer directed allocations in the aggregate of 1,774,192 ordinary shares to entities affiliated with Insight Partners and Vitruvian Partners, which are affiliated with certain of our directors. However, because these issuer directed allocations represent our request, and do not constitute a binding agreement or commitment on behalf of Insight Partners or Vitruvian Partners, these shareholders may determine to purchase more, fewer or no shares in this offering. The foregoing discussion does not give effect to any potential purchases by these shareholders in this offering.

If we are unable to satisfy the requirements of Section 404 as they apply to us, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and the price of our ordinary shares may suffer.

We are subject to the requirements of the Sarbanes-Oxley Act in light of the listing of our ordinary shares on the Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires companies subject to the reporting requirements of the United States securities laws to complete a comprehensive evaluation of its and its subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the JOBS Act, we will be classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Our Post-IPO Articles designate the federal district courts of the United States as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our shareholders.

Our Post-IPO Articles provide that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the sole and exclusive forum for any claim asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. We note that investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may increase the costs associated with such lawsuits, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our Post-IPO Articles inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provisions of our articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Risks Related to Our Incorporation and Location in Israel

Conditions in Israel could materially and adversely affect our business.

Many of our employees, including certain members of our executive leadership team, operate from our offices that are located in Tel Aviv, Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip against civilian targets in various parts of Israel, including areas in which some employees and consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further the State of Israel and Israeli companies have been from time to time subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

In addition, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

It may be difficult to enforce a U.S. judgment against us, and our officers and directors named in this prospectus, in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

Not all of our directors or officers are residents of the United States and most of their and our assets are located outside the United States. Service of process upon us or our non-U.S. resident directors and officers and enforcement of judgments obtained in the United States against us or our non-U.S. our directors and executive officers may be difficult to obtain within the United States. We have been informed by our legal counsel in Israel that it may be difficult to assert claims under U.S. securities laws in original actions instituted in Israel or obtain a judgment based on the civil liability provisions of U.S. federal securities laws. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws against us or our non-U.S. officers and directors because Israel may not be the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. Under certain circumstances, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. For more information, see “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our Post-IPO Articles and the Companies Law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, pursuant to the Companies Law each shareholder of an Israeli company has to act in good faith and in a customary manner in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders on amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and certain transactions requiring shareholders’ approval under the Companies Law. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or who has the power to appoint or prevent the appointment of a director or officer in the company or has other powers toward the company has a duty of fairness toward the company. However, Israeli law does not define the substance of this duty of fairness. There is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

We (or companies we have acquired) have received Israeli government grants for certain research and development activities. The terms of these grants may require us to satisfy specified conditions in order to develop and transfer technologies supported by such grants outside of Israel. In addition, in some circumstances, we may be required to pay penalties in addition to repaying the grants.

A company we acquired in 2017 was previously financed, in part, through grants from the IIA. As part of the acquisition transaction, we assumed all rights, restrictions and obligation towards the IIA in respect of such grants. From its inception through 2017, that company conducted projects with the IIA’s support and received grants totaling $0.3 million from the IIA, of which $0.2 million has been repaid to the IIA. The grants received from the IIA bear an annual interest rate based on the 12-month London Interbank Offered Rate.

The Innovation Law requires, inter alia, that the products developed as part of the programs under which the grants were given be manufactured in Israel and restricts the ability to transfer know-how funded by IIA outside of Israel. Transfer of IIA-funded know-how outside of Israel requires prior approval and is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the Innovation Law. A transfer for the purpose of the Innovation Law is generally interpreted very broadly and includes, inter alia, any actual sale of the IIA-funded know-how, any license to develop the IIA-funded know-how or the products resulting from such IIA-funded know-how or any other transaction, which, in essence, constitutes a transfer of IIA-funded know-how. We cannot be certain that any approval of the IIA will be obtained on terms that are acceptable to us, or at all. We may not receive the required approvals should we wish to transfer IIA-funded know-how and/or development outside of Israel in the future.

Subject to prior approval of the IIA, we may transfer the IIA-funded know-how to another Israeli company. If the IIA-funded know-how is transferred to another Israeli entity, the transfer would still require IIA approval but will not be subject to the payment of the redemption fee. In such case, the acquiring company would have to assume all of the applicable restrictions and obligations towards the IIA (including the restrictions on the transfer of know-how and manufacturing capacity, to the extent applicable, outside of Israel) as a condition to IIA approval.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967 (the “Patent Law”), inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee (the “Committee”), a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his or her inventions. Case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration, but rather uses the criteria specified in the Patent Law. Although we generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals waive their right to remuneration for service inventions, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

Our Post-IPO Articles provide that unless we consent otherwise, the competent courts of Tel Aviv, Israel shall be the sole and exclusive forum for substantially all disputes between us and our shareholders under the Companies Law and the Israeli Securities Law, which could limit our shareholders’ ability to bring claims and proceedings against, as well as obtain a favorable judicial forum for disputes with, us and our directors, officers and other employees.

Unless we consent in writing to the selection of an alternative forum, the competent courts of Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in our Post-IPO Articles will not relieve us of our duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and shareholders will not be deemed to have waived our compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees.

General Risk Factors

If we are unable to consummate acquisitions at acceptable prices, and to enter into other strategic transactions and relationships that support our long-term strategy, our growth rate and our business, financial condition and results of operations could be negatively affected. These transactions and relationships also subject us to certain risks.

As part of our business strategy, we may acquire or make investments in complementary companies, products or technologies, and enter into other strategic transactions and relationships in the ordinary course. Our ability to grow our revenues, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at acceptable prices, realize anticipated synergies and make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our growth rate and our business, financial condition and results of operations. Promising acquisitions, investments and other strategic transactions are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. In addition, competition for acquisitions, investments and other strategic transactions may result in higher purchase prices or other terms less economically favorable to us. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate these transactions on acceptable terms or at all.

In addition, even if we are able to consummate acquisitions and enter into other strategic transactions and relationships, these transactions and relationships involve a number of financial, accounting, managerial, operational, legal, compliance and other risks and challenges, including the following, any of which could negatively affect our growth rate and the trading price of our ordinary shares, and may have a material adverse effect on our business, financial condition and results of operations:

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Any business, technology, product or solution that we acquire or invest in could under-perform relative to our expectations and the price that we paid or not perform in accordance with our anticipated timetable, or we could fail to operate any such business or deploy any such technology, product or solution profitably.

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We may incur or assume significant debt in connection with our acquisitions and other strategic transactions and relationships, which could also cause a deterioration of our credit ratings, result in increased borrowing costs and interest expense and diminish our future access to the capital markets.

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Acquisitions and other strategic transactions and relationships could cause our financial results to differ from our own or the investment community’s expectations in any given period, or over the long-term.

•	Pre-closing and post-closing earnings charges could adversely impact operating results in any given period, and the impact may be substantially different from period to period.

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Acquisitions and other strategic transactions and relationships could create demands on our management, operational resources and financial and internal control systems that we are unable to effectively address.

•	We could experience difficulty in integrating personnel, operations and financial and other controls and systems and retaining key employees and customers.

•	We may be unable to achieve cost savings or other synergies anticipated in connection with an acquisition or other strategic transaction or relationship.

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We may assume unknown liabilities, known contingent liabilities that become realized, known liabilities that prove greater than anticipated, internal control deficiencies or exposure to regulatory sanctions resulting from the acquired company’s or investee’s activities and the realization of any of these liabilities or deficiencies may increase our expenses, adversely affect our financial position and/or cause us to fail to meet our public financial reporting obligations.

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In connection with acquisitions and other strategic transactions and relationships, we often enter into post-closing financial arrangements such as purchase price adjustments, earn-out obligations and indemnification obligations, which may have unpredictable financial results.

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As a result of our acquisitions, we have recorded significant goodwill and other assets on our balance sheet and if we are not able to realize the value of these assets, or if the fair value of our investments declines, we may be required to incur impairment charges.

•

We may have interests that diverge from those of our strategic partners and we may not be able to direct the management and operations of the strategic relationship in the manner we believe is most appropriate, exposing us to additional risk.

Investing in or making loans to early-stage companies often entails a high degree of risk, and we may not achieve the strategic, technological, financial or commercial benefits we anticipate; we may lose our investment or fail to recoup our loan; or our investment may be illiquid for a greater-than-expected period of time.

Unfavorable conditions in our industry or the global economy or reductions in information technology spending could limit our ability to grow our business and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Current or future economic uncertainties or downturns could adversely affect our business and results of operations. Negative conditions in the general economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth, financial, and credit market fluctuations, political turmoil, natural catastrophes, the ongoing COVID-19 pandemic, any other pandemic, epidemic or outbreak of infectious disease, warfare, protests and riots, and terrorist attacks on the United States, Europe, the Middle East, the Asia Pacific region, or elsewhere, could cause a decrease in business investments by our customers and potential customers, including spending on information technology, and negatively affect the growth of our business. To the extent our products are perceived by customers and potential customers as discretionary, our revenue may be disproportionately affected by delays or reductions in general information technology spending. Also, customers may choose to develop in-house software as an alternative to using our products. Moreover, competitors may respond to market conditions by lowering prices. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate do not improve, or worsen from present levels, our business, results of operations, and financial condition could be adversely affected.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including as a result of any of the risks described in this prospectus.

The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. In addition, our ability to expand in any of our target markets depends on a number of factors, including the widespread awareness among key organizational decision makers of, and the cost, performance, and perceived value associated with, our platform and products and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Following the closing of this offering, we will be subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of our ordinary shares.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue, and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our ordinary shares.

Our business activities subject us to litigation risk that could materially and adversely affect us by subjecting us to significant money damages and other remedies, causing unfavorable publicity or increasing our litigation expense.

We are, from time to time, the subject of complaints or litigation, including user claims, contract claims, employee allegations of improper termination and discrimination and claims related to violations of applicable government laws regarding religious freedom, advertising and intellectual property. The number and significance of these potential claims and disputes may increase as our business expands. Any such claim could be expensive to defend and, regardless of its merit, may divert time, money, management’s attention and other valuable resources away from our operations, harm our reputation, and, thereby, adversely affect our business. Further, our insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Additionally, a substantial judgment against us could materially and adversely affect our business, financial condition, results of operations and prospects.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains estimates and forward-looking statements, principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Dividend Policy,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” All statements other than statements of historical facts contained in this prospectus may be estimates or forward-looking statements. In some cases, these statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar words.

Our estimates and forward-looking statements are based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks, uncertainties and other important factors (including those discussed elsewhere in this prospectus under “Risk Factors”) that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross margin, operating expenses, cash flow and deferred revenue;

•	our ability to manage our growth effectively, sustain our historical growth rate in the future or achieve or maintain profitability;

•	the impact of the COVID-19 pandemic on our business, financial condition and results of operations;

•	the growth and expansion of the markets for our offerings and our ability to adapt and respond effectively to evolving market conditions;

•	our estimates of, and future expectations regarding, our market opportunity;

•	our ability to keep pace with technological and competitive developments and develop or otherwise introduce new products and solutions and enhancements to our existing offerings;

•

our ability to maintain the interoperability of our offerings across devices, operating systems and third-party applications and to maintain and expand our relationships with third-party technology partners;

•	the effects of increased competition in our target markets and our ability to compete effectively;

•	our ability to attract and retain new customers and to expand within our existing customer base;

•	the success of our sales and marketing operations, including our ability to realize efficiencies and reduce customer acquisition costs;

•	the percentage of our remaining performance obligations that we expect to recognize as revenue;

•	our ability to meet the service-level commitments under our customer agreements and the effects on our business if we are unable to do so;

•	our relationships with, and dependence on, various third-party service providers;

•	our dependence on our management team and other key employees;

•	our ability to maintain and enhance awareness of our brand;

•	our ability to offer high quality customer support;

•	our ability to effectively develop and expand our marketing and sales capabilities;

•	our ability to maintain the sales prices of our offerings and the effects of pricing fluctuations;

•	the sustainability of, and fluctuations in, our gross margin;

•	risks related to our international operations and our ability to expand our international business operations;

•	the effects of currency exchange rate fluctuations on our results of operations;

•	challenges and risks related to our sales to government entities;

•

our ability to consummate acquisitions at our historical rate and at acceptable prices, to enter into other strategic transactions and relationships, and to manage the risks related to these transactions and arrangements;

•	our ability to protect our proprietary technology, or to obtain, maintain, protect and enforce sufficiently broad intellectual property rights therein;

•	our ability to maintain the security and availability of our platform, products and solutions;

•	our ability to comply with current and future legislation and governmental regulations to which we are subject or may become subject in the future;

•	changes in applicable tax law, the stability of effective tax rates and adverse outcomes resulting from examination of our income or other tax returns;

•	risks related to political, economic and security conditions in Israel;

•	the effects of unfavorable conditions in our industry or the global economy or reductions in information technology spending; and

•	factors that may affect the future trading prices of our ordinary shares.

The forward-looking statements contained in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from estimates or forward-looking statements. The estimates and forward-looking statements contained in this prospectus speak only as of the date of this prospectus. Except as required by applicable law, we undertake no obligation to publicly update or revise any estimates or forward-looking statements whether as a result of new information, future events or otherwise, or to reflect the occurrence of unanticipated events. We qualify all of our estimates and forward-looking statements by reference to these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $263.6 million (or approximately $303.8 million if the underwriters exercise their option to purchase additional ordinary shares in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our ordinary shares and thereby enable access to the public equity markets for us and our shareholders, and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services or technologies that complement our business. However, we do not have binding agreements or commitments for any material acquisitions or investments at this time.

As of the date of this prospectus, we cannot specify with certainty the specific allocations or all of the particular uses for the net proceeds to be received by us upon the completion of this offering. The expected use of net proceeds from this offering represents our intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application and specific allocations of the net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments or other securities. We cannot predict whether the proceeds invested will yield a favorable return for us.

DIVIDEND POLICY

We have never declared or paid any dividends on our ordinary shares. We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and expand our business. Our board of directors has sole discretion regarding whether to pay dividends, subject to the laws of the State of Israel. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our directors may deem relevant.

The Companies Law imposes restrictions on our ability to declare and pay dividends. See “Description of Share Capital and Articles of Association—Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See “Taxation and Government Programs—Israeli Tax Considerations and Government Programs” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021, as follows:

•	on an actual basis;

•	on a pro forma basis to give effect to (i) the Preferred Share Conversion and (ii) adoption of our Post-IPO Articles immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to the issuance and sale of 9,250,000 ordinary shares in this offering at the initial public offering price set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only. You should read this information in conjunction with the sections titled “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$68,480	$68,480	$332,091

Redeemable non-controlling interest	$19,046	$19,046	$19,046
Convertible preferred shares, no par value per share; 59,216,788 shares authorized, 59,180,522 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted(1)	310,490	—	—
Shareholders’ (deficit) equity:
Ordinary shares, no par value per share: 89,631,512 shares authorized, 14,221,576 shares issued and outstanding, actual; 900,000,000 shares authorized, 73,402,098 shares issued and outstanding, pro forma; 900,000,000 shares authorized, 82,652,098 shares issued and outstanding, pro forma as adjusted(1)	—	—	—
Deferred shares, no par value per share; 4,103,500 shares authorized, no shares issued or outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted(1)	—	—	—
Additional paid-in capital	15,098	325,588	589,199
Accumulated other comprehensive income	(185)	(185)	(185)
Accumulated deficit	(259,072)	(259,072)	(259,072)

Total shareholders’ (deficit) equity	(244,159)	66,331	329,942

Total capitalization	$85,377	$85,377	$348,988

(1)

On March 4, 2021, our shareholders approved a change of share capital from NIS 0.01 par value to no par value. On May 11, 2021, our shareholders approved a change in share capital, converting all of the Company’s authorized and unissued deferred shares into 4,103,500 authorized ordinary shares of no par value.

The number of ordinary shares set forth in the table above does not include:

•

15,009,720 ordinary shares issuable upon the exercise of options outstanding under our Restated 2012 Plan as of March 31, 2021 at a weighted average exercise price of $6.95 per share, 5,581,064 of which were vested as of such date;

•	636,250 additional ordinary shares issuable upon the exercise of options granted under the Restated 2012 Plan after March 31, 2021 at an exercise price of $26.47 per share;

•

9,954,480 ordinary shares reserved for future issuance under our 2021 Plan, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any additional ordinary shares that may be reserved for issuance thereunder in the future pursuant to provisions in such plan that automatically increase the ordinary share reserve thereunder; and

•

1,824,988 ordinary shares reserved for issuance under our ESPP, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any additional ordinary shares that may be reserved for issuance thereunder in the future pursuant to provisions in such plan that automatically increase the ordinary share reserve thereunder.

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per ordinary share after this offering.

Our net tangible book value as of March 31, 2021 was ($20.18) per ordinary share. Net tangible book value per share represents the book value of our total tangible assets less the book value of our total liabilities, redeemable non-controlling interest and convertible preferred shares, divided by the number of our ordinary shares outstanding as of March 31, 2021.

Our pro forma net tangible book value as of March 31, 2021 was $0.32 per ordinary share. Pro forma net tangible book value per share represents our net tangible book value divided by the number of our ordinary shares outstanding as of March 31, 2021, after giving effect to the Preferred Share Conversion immediately prior to the closing of this offering.

After giving further effect to our sale of 9,250,000 ordinary shares in this offering at the initial public offering price set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on a pro forma as adjusted basis as of March 31, 2021 would have been approximately $3.47 per ordinary share. This amount represents an immediate increase in pro forma net tangible book value of $3.15 per ordinary share to our existing shareholders and an immediate dilution of $27.53 per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for an ordinary share in this offering.

The following table illustrates this dilution:

Initial public offering price per share		$31.00
Net tangible book value per share as of March 31, 2021	$(20.18)
Pro forma increase in net tangible book value per share	20.50

Pro forma net tangible book value per share as of March 31, 2021	0.32
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	3.15

Pro forma as adjusted net tangible book value per share after this offering		$3.47

Dilution per share to new investors in this offering		$27.53

If the underwriters exercise in full their option to purchase additional ordinary shares in this offering, the pro forma as adjusted net tangible book value after the offering would be $3.89 per share, the increase in pro forma net tangible book value to existing shareholders would be $3.57 per share, and the dilution to new investors would be $27.11 per share.

The following table summarizes, on the pro forma as adjusted basis described above, as of March 31, 2021, the difference between our existing shareholders and new investors purchasing ordinary shares in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid to us in cash and the average price per share paid by such existing shareholders or new investors, as the case may be. The calculation below is based on the initial public offering price set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	73,402,098	88.8%	$313,644,591	52.2%	$4.27
New investors	9,250,000	11.2	286,750,000	47.8	31.00

Total	82,652,098	100%	600,394,591	100%

If the underwriters’ option to purchase additional ordinary shares is exercised in full, our existing shareholders would own 87.3% and our new investors would own 12.7% of the total number of ordinary shares outstanding upon the completion of this offering.

The number of our ordinary shares to be outstanding after this offering is based on 73,402,098 ordinary shares outstanding as of March 31, 2021, after giving effect to the Preferred Share Conversion, and excludes:

•

15,009,720 ordinary shares issuable upon the exercise of options outstanding under our Restated 2012 Plan as of March 31, 2021 at a weighted average exercise price of $6.95 per share, 5,581,064 of which were vested as of such date;

•	636,250 additional ordinary shares issuable upon the exercise of options granted under the Restated 2012 Plan after March 31, 2021 at an exercise price of $26.47 per share;

•

9,954,480 ordinary shares reserved for future issuance under our 2021 Plan, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any additional ordinary shares that may be reserved for issuance thereunder in the future pursuant to provisions in such plan that automatically increase the ordinary share reserve thereunder; and

•

1,824,988 ordinary shares reserved for issuance under our ESPP, which became effective upon the effectiveness of the registration statement of which this prospectus forms a part, as well as any additional ordinary shares that may be reserved for issuance thereunder in the future pursuant to provisions in such plan that automatically increase the ordinary share reserve thereunder.

To the extent any new options are issued or we issue additional ordinary shares or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering. If all of the outstanding options described above had been exercised as of March 31, 2021, the pro forma as adjusted net tangible book value per share after this offering would be $4.73, and dilution per share to new investors would be $26.27.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data for the periods and as of the dates indicated. We prepare our consolidated financial statements in accordance with GAAP. The selected historical consolidated financial data as of December 31, 2019 and 2020 and for the years ended December 31, 2019 and 2020 has been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected historical consolidated financial data as of March 31, 2020 and 2021 and for the three months ended March 31, 2020 and 2021 has been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In our opinion, the unaudited financial statements have been prepared on a basis consistent with our audited consolidated financial statements and contain all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial information. Our historical results for any prior period are not necessarily indicative of results expected in any future period and our interim results are not necessarily indicative of the results that may be expected for the full fiscal year or any other future period. The financial data set forth below should be read in conjunction with, and is qualified by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020		2021
	(in thousands, except share and per share data)
Consolidated Statements of Operations:
Revenues
Subscription	$94,769	$130,303		$29,652	$38,474
Professional services	10,360	18,003		4,569	4,180

Total revenue	105,129	148,306		34,221	42,654
Cost of revenues(1)(2)
Subscription	11,947	19,141		4,187	5,689
Professional services	18,729	20,017		5,073	5,080
Total cost of revenue	30,676	39,158		9,260	10,769

Gross profit	74,453	109,148		24,961	31,885
Operating expenses(1)
Research and development	26,639	31,560		7,613	10,422
Sales and marketing	75,004	87,208		23,291	25,135
General and administrative	22,095	33,541		5,306	9,373

Total operating expenses	123,738	152,309		36,210	44,930

Operating loss	(49,285)	(43,161)		(11,249)	(13,045)
Financial income (expenses), net	474	(156)		(559)	45
Loss before income taxes	(48,811)	(43,317)		(11,808)	(13,000)

Income taxes	(1,307)	(1,708)		(469)	(404)

Net loss	$(50,118)	$(45,025)		$(12,277)	$(13,404)

Net loss attributable to non-controlling interest	(696)	(1,311)		(457)	(246)
Adjustment attributable to non-controlling interest	475	5,487		481	10,816
Deemed dividend to ordinary shareholders	—	4,569		4,569	—
Net loss attributable to WalkMe Ltd.	(49,897)	(53,770)		(16,870)	(23,974)
Net loss per share attributable to ordinary shareholders: (3)
Basic and diluted	$(4.15)	$(4.07)	$	(1.32)	$(1.71)

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands, except share and per share data)
Weighted average shares used to compute net loss per share attributable to ordinary shareholders: (3)
Basic and diluted	12,011,502	13,217,183	12,791,827	13,995,089

Pro forma net loss per share: (3)
Basic and diluted		$(0.75)		$(0.33)

Weighted average shares used to compute pro forma net loss per share attributable to ordinary shareholders: (3) Basic and diluted		71,349,900		72,727,164

	As of December 31,		As of March 31,
	2019	2020	2020	2021
	(in thousands)
Consolidated Balance Sheet:
Cash and cash equivalents	$74,184	$62,328	$69,699	$68,480
Working capital(4)	49,051	59,602	41,179	54,737
Total assets	149,740	184,288	142,337	213,144
Total liabilities	75,673	99,410	75,814	127,767
Redeemable non-controlling interest	2,041	8,647	2,053	19,046
Convertible preferred shares	261,955	300,490	265,490	310,490
Additional paid-in capital	7,636	21,524	12,688	15,098
Accumulated deficit	(197,631)	(245,914)	(214,020)	(259,072)
Total shareholders’ deficit	(189,969)	(224,259)	(201,020)	(244,159)
(1) Includes share-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenues	$41	$201	$34	$177
Research and development	282	1,596	240	471
Sales and marketing	427	1,105	222	793
General and administrative	2,330	11,115	285	2,091

Total share-based compensation(a)	$3,080	$14,017	$781	$3,532

(a)	Share-based compensation expenses for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 includes $1.9 million, $8.5 million and $ 0.2 million, respectively, of compensation expenses related to secondary share purchase transactions as described in note 6 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Includes amortization of acquired intangibles as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenues	$(297)	$(44)	$(44)	$—

(3)

See note 9 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate our historical and pro forma basic and diluted net loss per share attributable to ordinary shareholders.

(4)	We define working capital as total current assets minus total current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis and set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. You should review the sections of this prospectus titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the key risks, uncertainties and assumptions relating to our forward-looking statements and the important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis and elsewhere in this prospectus.

Overview

WalkMe is the defining solution enabling organizations to better realize the value of their software investments. Once overlaid, our platform provides immediate insights that enable a data-first approach to understand the gaps between user interactions and behavior with technology and an organization’s business goals. With actionable insights, we then enable organizations to create and deliver elegant experiences that enable users to access the full functionality and value of the software, ensuring digital adoption, and ultimately fulfilling the promise of digital transformation.

Our success in helping customers achieve their digital transformation strategies has enabled us to achieve significant growth. In response to the COVID-19 pandemic, we implemented a short-term hiring freeze across our company, which limited our sales capacity and, together with the impact on spending across much of the global economy, led to longer sales cycles in the second quarter of 2020 and have impacted our recent results. For the years ended December 31, 2019 and 2020, our revenue was $105.1 million and $148.3 million, respectively, representing year-over-year growth of 41%. For the three months ended March 31, 2020 and 2021, our revenue was $34.2 million and $42.7 million, respectively, representing year-over-year growth of 25%. For the years ended December 31, 2019 and 2020, our net loss was $50.1 million and $45.0 million, respectively, our operating cash flow was ($48.5) million and ($8.7) million, respectively, and our free cash flow was ($53.0) million and ($11.0) million, respectively. For the three months ended March 31, 2020 and 2021, our net loss was $12.3 million and $13.4 million, respectively, our operating cash flow was ($7.4) million and ($2.9) million, respectively, and our free cash flow was ($8.2) million and ($4.1) million, respectively. See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information regarding free cash flow, a measure that is not calculated under GAAP.

Key Company Milestones

WalkMe was founded in Israel in 2011 to make software easier to use and deploy. Since our inception, we have achieved a number of key milestones as we built our Digital Adoption Platform, along the way creating an entire new category of enterprise software.

Milestones

Our Business Model

We generate revenue by selling subscriptions to our cloud-based Digital Adoption Platform, as well as associated professional services. Our contracts are typically for a period of one to three years. We have seen a trend towards multi-year contracts as our customers deepen their investment in WalkMe as a strategic platform underlying their digital transformation strategies. We primarily bill our customers annually in advance. Subscription revenue comprised approximately 90% and 88% of our total revenue for 2019 and 2020, respectively, and approximately 87% and 90% of our total revenue for the three months ended March 31, 2020 and 2021.

We price our subscriptions based on the number of applications on which WalkMe is deployed, the number of users, and the breadth of the capabilities of our Digital Adoption Platform to which our customers choose to subscribe. Our customers often expand their subscriptions as they grow the number of users that engage with our Digital Adoption Platform, the number of applications on which WalkMe is deployed and the breadth of the capabilities to which they subscribe. When customers move to an enterprise-wide model, our pricing changes to a price per user for unlimited applications.

We have a diverse customer base consisting of organizations of various sizes across all major industries, and our largest customer accounted for less than 2.0% and 1.6% of our ARR in the three months ended December 31, 2019 and 2020, respectively, and less than 2.5% and 3.3% of our ARR in the three months ended March 31, 2020 and 2021. Our go-to-market strategy is increasingly focused on enterprise customers within the Global 2000, as those customers have larger employee and customer bases, many with a greater need to transform digitally and a significant opportunity to benefit from the deployment of our Digital Adoption Platform as many of them have a need to accelerate their digital transformations. As of March 31, 2021, our customers included 155 of the Fortune 500 and 243 of the Global 2000, illustrating the applicability of our Digital Adoption Platform for some of the world’s largest and most sophisticated enterprises, as well as our potential for future growth. In addition, as of March 31, 2021, we had 368 customers with ARR greater than $100,000, increasing from 284 as of March 31,

2020 and 193 as of March 31, 2019. These customers represented 71% of our ARR as of March 31, 2021, increasing from 63% as of March 31, 2020 and 54% as of March 31, 2019. Also, 5, 13 and 22 customers had ARR of $1,000,000 or more as of March 31, 2019, 2020 and 2021, respectively, which customers represented 9%, 16% and 22% of our ARR, respectively, as of such dates. Of our 155 Fortune 500 customers, 105 had ARR greater than $100,000 and 11 had ARR of $1,000,000 or more as of March 31, 2021. Furthermore, of our 243 Global 2000 customers, 135 had ARR greater than $100,000 and 11 had ARR of $1,000,000 or more as of March 31, 2021. Our revenue from customers outside of the United States represented approximately 29% of our total revenue in the years ended December 31, 2019 and 2020 and approximately 34% and 30% of our total revenue in the three months ended March 31, 2020 and 2021, respectively.

Key Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth and improve our results of operations.

Customer Acquisition and Expansion

We are focused on continuing to acquire new customers to support our long-term growth and increasingly have optimized our customer acquisition efforts to target customers with greater than 500 employees that we believe can yield greater expansion opportunities over time as compared to less than 500 employee customer accounts. As of March 31, 2021 we had 1,984 total customers and 986 customers with 500 or more employees. As of March 31, 2020, June 30, 2020, September 30, 2020, and December 31, 2020, we had 1,936, 1,964, 1,966, and 1,997 total customers, respectively. Also, as of March 31, 2020, June 30, 2020, September 30, 2020, and December 31, 2020, we had 907, 920, 922, and 956 customers with 500 or more employees, respectively. As of March 31, 2019, June 30, 2019, September 30, 2019, and December 31, 2019, we had 1,705, 1,760, 1,859, and 1,945 total customers, respectively. Also, as of March 31, 2019, June 30, 2019, September 30, 2019, and December 31, 2019 we had 746, 792, 840, and 880 customers with 500 or more employees, respectively.

We define a customer as a distinct entity with an active subscription contract as of the measurement date. For new customers, we typically land in a specific geography or departmental use case such as HR, ERP or CRM. We then aim to grow within that customer’s organization by expanding across other departments, use cases and geographies. For some customers, we offer enterprise-wide subscriptions that enable them to use our Digital Adoption Platform on any application and across any department or geography within their organization. We believe enterprise-wide subscription agreements such as this encourage our customers to consume more of our platform and ultimately can result in greater long-term value to us. We intend to continue to invest in our go-to-market strategy to address new customers and use cases across all industries and customer sizes. Our results will depend in part on the degree to which these efforts are successful.

The chart below illustrates the expansion we have historically experienced within our existing customer base over time by presenting the total ARR of each cohort over the periods presented, with each cohort representing customers who made their first purchase from us in a given fiscal year. For example, the 2018 cohort includes all customers that made their first purchase from us between January 1, 2018 and December 31, 2018. Our ARR from customers for the 2015 cohort, 2016 cohort, 2017 cohort, 2018 cohort, 2019, and 2020 cohort as of March 31, 2021 represented an increase over each cohort’s initial aggregate ARR by 2.2x, 1.0x, 1.6x, 1.2x, 1.2x, and 1.0x, respectively. Our ARR from customers with 500 or more employees for the 2015 cohort, 2016 cohort, 2017 cohort, 2018 cohort, 2019, and 2020 cohort as of March 31, 2021 represented an increase over each cohort’s initial aggregate ARR by 4.3x, 1.8x, 2.7x, 1.5x, 1.4x, and 1.1x, respectively. These ARR multiples reflect both decreases in customer contract values and customer cancellations that have occurred since the comparative ARR calculation date. We track ARR within each customer cohort because we believe it provides useful information to management and investors regarding our ability to retain and expand ARR from our existing customers over time, and for identifying trends in customer use cycles and gauging the success of our customer expansion efforts over the long-term, which assists us in planning for and managing the growth of our business.

Investing for Growth

Our investments for growth encompass multiple critical areas, including international growth, enterprise sales, and product expansion. We also intend to continue to expand our sales and go-to-market efforts in existing markets, increase our sales territories, and broaden our partner ecosystem. We also plan to continue our investment into research and development to extend our technology leadership, product functionality and grow the emerging Digital Adoption category.

We continue to evolve our technology to ensure that we are best serving our customers’ needs. We believe this will lead to continued expansion within our current customers’ organizations and increase sales to new customers. We continue to invest in research and development to drive product innovation and development.

Ecosystem Expansion

In February 2021, we launched WalkMe Beyond, our solution ecosystem which includes components such as Digital Adoption Platform professionals, a marketplace and community, product and technology integrations, open API, and a training institute. We have strong partnerships with strategic systems integrators such as Accenture, Cognizant, Deloitte, IBM and PwC, among others. We expect our partnerships to extend our sales reach and provide implementation leverage both in the United States and internationally. We intend to continue to invest in our partnership expansion and integration development efforts to build a healthy ecosystem that will contribute to the long-term growth and sustainability of our business.

Impact of COVID-19

In December 2019, COVID-19 was first reported in China; in January 2020, the WHO declared it a Public Health Emergency of International Concern; and in March 2020, the WHO declared it a pandemic. This contagious disease outbreak has continued to spread across the globe, impacting worldwide economic activity and financial markets.

In response to the COVID-19 pandemic, we took immediate action following global shelter-in-place orders to reduce our operating expenses while we monitored global economic conditions. As part of this response, we enabled our entire workforce to work remotely and implemented travel restrictions. The changes we have implemented to date to enable remote working have not materially affected and are not expected to materially affect our ability to operate our business, including our financial reporting systems. The conditions caused by the pandemic also adversely affected, among other things, demand, new customer acquisitions and existing customer renewals, largely driven by changes in customer spending habits and IT budgets. In response to the pandemic, we implemented a short-term hiring freeze across our company, which limited our sales capacity and, together with the impact on spending across much of the global economy, led to longer sales cycles in the second quarter of 2020. As a result of our actions, our operating loss was less than expected.

Despite these initial headwinds, demand for our offerings accelerated in the second half of 2020 and we began reinvesting in our sales capacity and resumed hiring, the benefits of which we began to see in the fourth quarter of 2020 as new business growth returned to pre-pandemic levels. We attribute this recovery in part to the stabilization of the global economy, as well as to the rapid transition to remote work in the wake of COVID-19, which reinforced, in part, the value proposition of a digital adoption strategy for enterprises transitioning to remote work forces. While there can be no assurance that these trends will continue, we believe these factors show that long-term demand for our offerings remains strong.

Although we believe our business is well-suited to navigate the current environment, the full extent to which the COVID-19 pandemic will impact our business, financial condition and results of operations is still unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent pre-COVID-19 economic and operating conditions resume. For additional information regarding the potential impact of the COVID-19 pandemic on our business, see “Risk Factors—Risks Related to Our Business and Industry—The ongoing COVID-19 pandemic could harm our business, financial condition and results of operations.”

Key Business and Financial Metrics

We review a number of operating and financial metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Annualized Recurring Revenue (“ARR”)

We use ARR as a measure of our revenue trend and as an indicator of our future revenue opportunity from existing customer contracts. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). Our calculation of ARR is not adjusted for the impact of any known or projected future events (such as customer cancellations, upgrades or downgrades, or price increases or decreases) that may cause any such contract not to be renewed on its existing terms. In addition, the amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to new bookings, cancellations, upgrades, downgrades or other changes in pending renewals, as well as the effects of professional services revenue and acquisitions or divestitures. As a result, ARR should be viewed independently of, and not as a substitute for or forecast of, revenue and deferred revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies. As of December 31, 2020, customers having 500 or more employees represented 83% of our ARR, compared to 80% of our ARR as of December 31, 2019. As of March 31, 2021, customers having 500 or more employees represented 86% of our ARR, compared to 81% of our ARR as of March 31, 2020.

	As of December 31,		As of March 31,
	2019	2020	2020	2021
Annualized Recurring Revenue (millions)	$131.2	$164.3	$137.8	$177.5

Customers with ARR Greater than $100,000

We measure the number of customers with ARR greater than $100,000 (“$100,000+ Customers”). We believe our ability to increase these customers is an indicator of our market penetration, strategic demand for our Digital Adoption Platform, the growth of our business, and our potential future business opportunities. Our calculation of this metric may differ from similarly titled metrics presented by other companies.

	As of December 31,		As of March 31,
	2019	2020	2020	2021
$100,000+ Customers	265	347	284	368

We also measure the number of customers within our $100,000+ Customers who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications. We believe these customers are an indication of the success of our customer acquisition and expansion strategy and demonstrate the strategic demand for our Digital Adoption Platform, the growth of our business and our potential future business opportunities. Our calculation of this metric may differ from similarly titled metrics presented by other companies. As of December 31, 2019 and 2020, we had 38 and 77, respectively, of these customers, and as of March 31, 2020 and 2021, we had 44 and 88 of these customers. As of December 31, 2020, these customers represented 25% of our ARR, compared to 15% of our ARR as of December 31, 2019. As of March 31, 2021, these customers represented 32% of our ARR, compared to 15% of our ARR as of March 31, 2020. Additionally, as of March 31, 2021, these customers had an average ARR of $0.6 million, compared to $0.5 million as of March 31, 2020. Further, as of March 31, 2021, the customer with the greatest ARR had an ARR of $5.8 million, compared to $2.6 million as of March 31, 2020.

Dollar-Based Net Retention Rate

We use our Dollar-Based Net Retention Rate to measure our ability to retain and expand ARR from our existing customers on a trailing four-quarter basis. Our Dollar-Based Net Retention Rate compares the ARR from the same set of subscription customers across comparable periods. In each of the trailing four quarters, the set of customers identified from 12 months prior is compared to those same customers’ subscription ARR in the respective quarter. ARR in the trailing four quarters includes customer renewals, expansion, contraction and churn. The calculation of our Dollar-Based Net Retention Rate in a particular quarter is obtained by averaging the result from that particular quarter with the corresponding results from each of the prior three quarters. Our calculation of Dollar-Based Net Retention Rate may differ from similarly titled metrics presented by other companies. Our dollar-based net retention rate for all customers for the years ended December 31, 2019 and 2020 was 113% and 112%, respectively, and for the three months ended March 31, 2020 and 2021 was 115% and 111%, respectively. Our dollar-based net retention rate for customers having 500 or more employees for the years ended December 31, 2019 and 2020 was 119% and 120%, respectively, and for the three months ended March 31, 2020 and 2021 was 121% and 118%, respectively.

	As of December 31,		As of March 31,
	2019	2020	2020	2021
Dollar-Based Net Retention Rate (all customers)	113%	112%	115%	111%
Dollar Based Net Retention Rate (customers having 500 or more employees)	119%	120%	121%	118%

Remaining Performance Obligations

Our Remaining Performance Obligations represents future revenue from committed contracts that has not been recognized. This calculation includes deferred revenue and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. Subscription contracts with termination for convenience and without any penalty are excluded. We expect to recognize 60% of our Remaining Performance Obligations as of

March 31, 2021 as revenue over the next twelve months, and the remainder thereafter, in each case, in accordance with our revenue recognition policy; however, we cannot guarantee that any portion of our Remaining Performance Obligations will be recognized as revenue within the timeframe we expect or at all.

	As of December 31,		As of March 31,
	2019	2020	2020	2021
Remaining Performance Obligations (millions)	$175.5	$205.1	$174.3	$237.2

Non-GAAP Financial Measures

In addition to our financial results reported in accordance with GAAP, we believe that Free Cash Flow and Non-GAAP Operating Income (Loss), both of which are non-GAAP financial measures, are useful in evaluating the performance of our business.

Free Cash Flow

We define Free Cash Flow as net cash used in operating activities, less cash used for purchases of property and equipment and capitalized internal-use software costs. We believe that Free Cash Flow is a useful indicator of liquidity that provides information to management and investors, even if negative, about the amount of cash used in our business. Free Cash Flow has limitations as an analytical tool, may differ from similarly titled metrics presented by other companies, and should not be considered in isolation or as a substitute for analysis of net cash used in operating activities, the most directly comparable GAAP liquidity measure, or any other GAAP financial measures. Our Free Cash Flow may vary from period to period and be impacted as we continue to invest for growth in our business. The following table sets forth our net cash used in operating activities and our Free Cash Flow for each period presented. See “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information regarding how we use Free Cash Flow, its limitations, and a reconciliation of Free Cash Flow to net cash used in operating activities for each period presented below.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Net Cash Used in Operating Activities (millions)	$(48.5)	$(8.7)	$(7.4)	$(2.9)
Free Cash Flow (millions)	$(53.0)	$(11.0)	$(8.2)	$(4.1)

Non-GAAP Operating Income (Loss)

We define Non-GAAP Operating Income (Loss) as net income (loss) from operations excluding share-based compensation and amortization of acquired intangible assets. We use Non-GAAP Operating Income (Loss) with traditional GAAP measures to evaluate our financial performance. We believe that Non-GAAP Operating Income (Loss) provides our management and investors with useful supplementary information by facilitating period-to-period comparisons of our results of operations. Non-GAAP Operating Income (Loss) has limitations as an analytical tool, may differ from similarly titled metrics presented by other companies, and should not be considered in isolation or as a substitute for analysis of operating loss, the most directly comparable GAAP financial performance measure, or any other GAAP financial measures. The following table sets forth our operating loss, as determined in accordance with GAAP, and our Non-GAAP Operating Loss for each period presented. See “Prospectus Summary —Summary Consolidated Financial and Other Data” for additional information regarding how we use Non-GAAP Operating Income (Loss), its limitations, and a reconciliation of Non-GAAP Operating Income (Loss) to operating loss for each period presented below.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Operating Loss (millions)	$(49.3)	$(43.2)	$(11.2)	$(13.0)
Non-GAAP Operating Loss (millions)	$(45.9)	$(29.1)	$(10.4)	$(9.5)

Components of Our Results of Operations

Revenue

Subscription Revenue

Subscription revenue primarily consists of subscription fees from our cloud-based Digital Adoption Platform. We recognize subscription revenue ratably over the subscription period, which typically varies from one to three years. Our customers are generally billed upfront, and amounts that have been billed are initially recorded as deferred revenue until recognized in accordance with our revenue recognition policy. Consequently, a portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to subscriptions that we entered into during previous periods.

Professional Services Revenue

Professional services consist of services provided to our customers to help them maximize our platform capabilities in highly complex operational environments. Professional services are priced on a time and material basis and, accordingly, revenues are recognized as services are delivered.

Cost of Revenue and Gross Margin

Cost of Revenue

Cost of subscription revenue primarily consists of costs related to third-party cloud infrastructure providers for hosting our platform, employee-related costs for operations and global support (including salaries, benefits, bonuses and share-based compensation), and depreciation and amortization related to acquired intangibles and internal-use software. Cost of professional services revenue primarily consists of employee-related costs (such as salaries, bonuses and share-based compensation) and subcontractor costs associated with the delivery of these services. Additionally, we allocate certain overhead costs to each of these costs of revenue.

We intend to continue to invest additional resources in our platform and our customer support organization as we grow our business. The level and timing of investment in these areas will affect our cost of revenue in the future.

Gross Margin

Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as a result of the timing and amount of investments to expand our hosting capacity, and our continued efforts to build platform support and professional services teams.

Operating Expenses

Research and Development

Research and development expenses consist primarily of employee-related costs (including salaries, benefits, bonuses and share-based compensation) and subcontractor costs associated with our engineering team responsible for the design, development, and testing of our products, the cost of development environments and tools, and allocated overhead. We expect that our research and development expenses will increase in absolute dollars as our business grows, particularly as we continue to invest in the development of our platform. We expect research and development expenses may fluctuate as a percentage of revenues from period to period due to the timing and extent of these expenses.

Sales and Marketing

Sales and marketing expenses primarily consist of employee-related costs (such as salaries, sales commissions, bonuses and share-based compensation expenses), costs associated with marketing programs to promote our brand and awareness, demand generating activities, customer events, other sales expenses and allocated overhead.

We expect sales and marketing expenses to increase in absolute dollars as we continue to make significant investments in our sales and marketing organizations to drive additional revenues, further penetrate our target markets, and expand our global customer base. As a percentage of revenues, we expect our sales and marketing expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.

General and Administrative

General and administrative expenses consist of employee-related costs (such as salaries, bonuses and share-based compensation) for executive, finance, legal, human resources, IT and other administrative personnel, professional services fees, consulting services and allocated overhead.

Following the completion of this offering, we expect to incur additional costs associated with operating as a public company, including costs of accounting, audit, legal, regulatory and tax-related services associated with maintaining compliance with SEC and stock exchange requirements, director and officer insurance costs, and investor and public relations costs. Accordingly, we expect general and administrative expenses to increase in absolute dollars for the foreseeable future. We expect general and administrative expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.

Finance Income (Expenses), Net

Finance income (expenses), net primarily consists of finance expenses such as bank fees, foreign exchange gains and losses and interest income earned on our cash investments.

Income Tax Expenses

Income tax expenses primarily consist of income taxes related to U.S. and other jurisdictions in which we conduct business. We maintain a full valuation allowance for net deferred tax assets as we believe that it is more likely than not that the deferred tax assets will not be realized. Our effective tax rate is affected by tax rates in the jurisdictions in which we conduct business and the relative amounts of income we earn in those jurisdictions, as well as non-deductible expenses and changes in our valuation allowance.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following table presents selected data from our audited consolidated statements of operations for the years ended December 31, 2019 and 2020 and our unaudited consolidated statements of operations for the three months ended March 31, 2020 and 2021:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Revenues
Subscription	$94,769	$130,303	$29,652	$38,474
Professional Services	10,360	18,003	4,569	4,180

Total revenue	105,129	148,306	34,221	42,654
Cost of revenues(1)(2)
Subscription	11,947	19,141	4,187	5,689
Professional services	18,729	20,017	5,073	5,080

Total cost of revenue	30,676	39,158	9,260	10,769

Gross profit	74,453	109,148	24,961	31,885
Operating expenses(1)
Research and development	26,639	31,560	7,613	10,422
Sales and marketing	75,004	87,208	23,291	25,135
General and administrative	22,095	33,541	5,306	9,373

Total operating expenses	123,738	152,309	36,210	44,930

Operating loss	(49,285)	(43,161)	(11,249)	(13,045)
Financial income (expenses), net	474	(156)	(559)	45

Loss before provision for income taxes	(48,811)	(43,317)	(11,808)	(13,000)
Income tax expense	(1,307)	(1,708)	(469)	(404)

Net loss	$(50,118)	$(45,025)	$(12,277)	$(13,404)

(1)	Includes share-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Cost of revenues	$41	$201	$34	$177
Research and development	282	1,596	240	471
Sales and marketing	427	1,105	222	793
General and administrative	2,330	11,115	285	2,091

Total share-based compensation(a)	$3,080	$14,017	$781	$3,532

(a)	Share-based compensation expenses for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 includes $1.9 million, $8.5 million and $ 0.2 million, respectively, of compensation expenses related to secondary share purchase transactions as described in note 6 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Includes amortization of acquired intangibles as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
			(in thousands)
Cost of revenues	$(297)	$(44)	$(44)	$—

The following table sets forth our results of operations as a percentage of total revenue for each period presented above.

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Revenues
Subscription	90%	88%	87%	90%
Professional Services	10%	12%	13%	10%

Total revenue	100%	100%	100%	100%
Cost of revenues
Subscription	11%	13%	12%	13%
Professional services	18%	13%	15%	12%

Total cost of revenue	29%	26%	27%	25%

Gross profit	71%	74%	73%	75%
Operating expenses
Research and development	25%	21%	22%	24%
Sales and marketing	71%	59%	68%	59%
General and administrative	21%	23%	16%	22%

Total operating expenses	117%	103%	106%	105%

Operating loss	(46)%	(29)%	(33)%	(31)%
Financial income (expenses), net	*	*	2%	*

Loss before provision for income taxes	(46)%	(29)%	(35)%	(31)%
Income tax expense	(1)%	(1)%	(1)%	(1)%

Net loss	(47)%	(30)%	(36)%	(32)%

*	represents less than 1%

Comparison of the Three Months Ended March 31, 2020 and 2021

Revenue

	Three Months Ended March 31,		Period-over-Period Change
	2020	2021	Dollar	Percentage
	(in thousands, except percentages)
Subscription revenues	$29,652	$38,474	$8,822	30%
Professional services revenues	4,569	4,180	(389)	(9)

Total revenue	$34,221	$42,654	$8,433	25%

The following table presents our subscription revenues and professional services revenues as a percentage of our total revenue for each period presented above.

	Three Months Ended March 31,
	2020	2021
Subscription revenues	87%	90%
Professional services revenues	13	10

Total revenue	100%	100%

Subscription Revenues

Subscription revenues increased by $8.8 million, or 30%, to $38.5 million for the three months ended March 31, 2021 compared to $29.7 million for the three months ended March 31, 2020. This increase was primarily due to customer additions as well as expansion from existing customers within and across lines of business.

Professional Services Revenues

Professional services revenues decreased by $0.4 million, or 9%, to $4.2 million for the three months ended March 31, 2021 compared to $4.6 million for the three months ended March 31, 2020. This decrease was primarily attributable to a decrease in the number of professional service hours performed during the quarter.

Cost of Revenues and Gross Margin

	Three Months Ended March 31,		Period-over-Period Change
	2020	2021	Dollar	Percentage
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription revenues	$4,187	$5,689	$1,502	36%
Cost of professional services revenues	5,073	5,080	7	* %

Total cost of revenues	$9,260	$10,769	$1,509	16%

Gross margin:
Subscription	86%	85%
Professional services	(11)	(22)
Total gross margin	73%	75%

*	represents less than 1%

Cost of Subscription Revenues

Cost of subscription revenues increased by $1.5 million, or 36%, to $5.7 million for the three months ended March 31, 2021 compared to $4.2 million for the three months ended March 31, 2020. This increase was primarily attributable to an increase of $1.3 million in third-party cloud hosting costs and $0.4 million in employee-related costs as a result of increased headcount. These increases were partially offset by a $0.2 million decrease in amortization and depreciation expense.

Gross Margin—Subscription

Our gross margin for subscription revenue remained substantially consistent during the three months ended March 31, 2021, compared to the three months ended March 31, 2020. While our gross margins for subscription revenue may fluctuate in the near-term as we invest in our growth, we expect our subscription revenue gross margin to improve over the long-term as we achieve additional economies of scale.

Cost of Professional Services Revenues

Cost of professional services revenues remained substantially consistent during the three months ended March 31, 2021, compared to the three months ended March 31, 2020.

Gross Margin—Professional Services

Our gross margin for professional services revenue decreased primarily due to lower utilization of professional services personnel.

Operating Expenses

Research and Development

	Three Months Ended March 31,		Period-over-Period Change
	2020	2021	Dollar	Percentage
	(in thousands, except percentages)
Research and development	$7,613	$10,422	$2,809	37%

Research and development expenses increased by $2.8 million, or 37%, to $10.4 million for the three months ended March 31, 2021 compared to $7.6 million for the three months ended March 31, 2020. The increase was primarily attributable to an increase of $2.0 million in employee-related costs as a result of increased headcount, $0.2 million in share-based compensation expense and $0.6 million in subcontractors, professional fees and other expenses.

Sales and Marketing

	Three Months Ended March 31,		Period-over-Period Change
	2020	2021	Dollar	Percentage
	(in thousands, except percentages)
Sales and marketing	$23,291	$25,135	$1,844	8%

Sales and marketing expenses increased by $1.8 million, or 8%, to $25.1 million for the three months ended March 31, 2021 compared to $23.3 million for the three months ended March 31, 2020. The increase in sales and marketing expenses was primarily attributable to an increase of $7.5 million in employee-related costs as a result of increased headcount and variable compensation for our sales personnel and $0.6 million in share-based compensation expense. These increases were partially offset by a $3.8 million in deferred contract acquisition costs driven by an increase in total sales, $1.4 million decrease in online marketing activities due to performance improvements and processes optimization and $1.1 million decrease in travel costs driven largely by the COVID-19 pandemic.

General and Administrative

	Three Months Ended March 31,		Period-over-Period Change
	2020	2021	Dollar	Percentage
	(in thousands, except percentages)
General and administrative	$5,306	$9,373	$4,067	77%

General and administrative expenses increased by $4.1 million, or 77%, to $9.4 million for the three months ended March 31, 2021 compared to $5.3 million for the three months ended March 31, 2020. The increase was primarily attributable to an increase of $1.8 million in employee-related costs as a result of increased headcount, $1.8 million in share-based compensation expense and increase of $0.5 million in outsourcing and professional services.

Financial Income (Expense), Net

	Three Months Ended March 31,		Period-over-Period Change
	2020	2021	Dollar	Percentage
	(in thousands, except percentages)
Financial income (expense), net	$(559)	$45	$604	108%

Financial income, net increased by approximately $0.6 million, or 108%, to $ 0.1 million of income for the three months ended March 31, 2021 compared to $(0.5) million of expense for the three months ended March 31, 2020. This increase was primarily attributable to an increase in foreign currency exchange rates income.

Income Tax Expenses

	Three Months Ended March 31,		Period-over-Period Change
	2020	2021	Dollar	Percentage
	(in thousands, except percentages)
Income tax expenses	$469	$404	$(65)	(14)%

Income tax expenses decreased by $0.1 million, or 14%, to $0.4 million for the three months ended March 31, 2021 compared to $0.5 million for the three months ended March 31, 2020. The decrease in provision for income taxes was primarily due to a decrease in taxable income from our operations in the United States.

Comparison of the Years Ended December 31, 2019 and 2020

Revenue

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Subscription revenues	$94,769	$130,303	$35,534	37%
Professional services revenues	10,360	18,003	7,643	74

Total revenue	$105,129	$148,306	$43,177	41%

The following table presents our subscription revenues and professional services revenues as a percentage of our total revenue for each period presented above.

	Year Ended December 31,
	2019	2020
Subscription revenues	90%	88%
Professional services revenues	10	12

Total revenue	100%	100%

Subscription Revenues

Subscription revenues increased by $35.5 million, or 37%, to $130.3 million for the year ended December 31, 2020 compared to $94.8 million for the year ended December 31, 2019. This increase was primarily due to expansion from existing customers within and across lines of business, as well as new customer additions. Approximately 59% of the increase in revenue was attributable to the growth from existing customers, and the remaining increase in revenue was attributable to new customers.

Professional Services Revenues

Professional services revenues increased by $7.6 million, or 74%, to $18.0 million for the year ended December 31, 2020 compared to $10.4 million for the year ended December 31, 2019. This increase was primarily attributable to an increase in the number of professional service hours performed as we expanded our professional services organization to help our customers further realize the benefits of our platform.

Cost of Revenues and Gross Margin

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription revenues	$11,947	$19,141	$7,194	60%
Cost of professional services revenues	18,729	20,017	1,288	7%

Total cost of revenues	$30,676	$39,158	$8,482	28%

Gross margin:
Subscription	87%	85%
Professional services	(81)	(11)
Total gross margin	71%	74%

Cost of Subscription Revenues

Cost of subscription revenues increased by $7.2 million, or 60%, to $19.1 million for the year ended December 31, 2020 compared to $11.9 million for the year ended December 31, 2019. This increase was primarily attributable to an increase of $3.7 million in third-party cloud hosting costs, $1.5 million in employee-related costs as a result of increased headcount, $1.2 million in amortization and depreciation expense, and $0.8 million allocated overhead and other costs.

Gross Margin—Subscription

Our gross margin for subscription revenue remained substantially consistent during the year ended December 31, 2020, compared to the year ended December 31, 2019. While our gross margins for subscription revenue may fluctuate in the near-term as we invest in our growth, we expect our subscription revenue gross margin to improve over the long-term as we achieve additional economies of scale.

Cost of Professional Services Revenues

Cost of professional services revenues increased by $1.3 million, or 7%, to $20.0 million for the year ended December 31, 2020 compared to $18.7 million for the year ended December 31, 2019. This increase was primarily attributable to an increase of $0.9 million in employee-related costs as a result of increased headcount and $0.4 million in allocated overhead costs.

Gross Margin—Professional Services

Our gross margin for professional services revenue increased primarily due to higher utilization of professional services personnel.

Operating Expenses

Research and Development

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Research and development	$26,639	$31,560	$4,921	18%

Research and development expenses increased by $4.9 million, or 18%, to $31.6 million for the year ended December 31, 2020 compared to $26.6 million for the year ended December 31, 2019. The increase was primarily attributable to an increase of $3.0 million in employee-related costs as a result of increased headcount, $1.3 million in share-based compensation expense and $0.6 million in subcontractors, professional fees and other expenses.

Sales and Marketing

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Sales and marketing	$75,004	$87,208	$12,204	16%

Sales and marketing expenses increased by $12.2 million, or 16%, to $87.2 million for the year ended December 31, 2020 compared to $75.0 million for the year ended December 31, 2019. The increase in sales and marketing expenses was primarily attributable to an increase of $9.5 million in employee-related costs as a result of increased headcount and variable compensation for our sales personnel, $2.8 million in deferred contract acquisition costs driven by an increase in total sales, $0.5 million in allocated overhead costs, and $0.7 million in share-based compensation expense. These increases were partially offset by a $1.3 million decrease in online marketing activities due to performance improvements and processes optimization.

General and Administrative

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
General and administrative	$22,095	$33,541	$11,446	52%

General and administrative expenses increased by $11.4 million, or 52%, to $33.5 million for the year ended December 31, 2020 compared to $22.1 million for the year ended December 31, 2019. The increase was primarily attributable to an increase of $8.8 million in share-based compensation expense and $1.6 million in employee-related costs as a result of increased headcount, partially offset by a $0.6 million decrease in travel and personnel-related costs due to COVID-19. General and administrative expenses for the year ended December 31, 2019 were reduced by $1.6 million following a legal settlement. For additional information, please refer to note 5 to the consolidated financial statements included elsewhere in this prospectus.

Financial Income (Expense), Net

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Financial income (expense), net	$474	$(156)	$(630)	(133)%

Financial expense, net increased by approximately $0.6 million, or 133%, to $(0.2) million of expense for the year ended December 31, 2020 compared to $0.5 million of income for the year ended December 31, 2019. This increase was primarily attributable to an increase in foreign currency exchange rates expenses and bank fees, partially offset by an increase in interest income.

Income Tax Expenses

	Year Ended December 31,		Period-over-Period Change
	2019	2020	Dollar	Percentage
	(in thousands, except percentages)
Income tax expenses	$1,307	$1,708	$401	31%

Income tax expenses increased by $0.4 million, or 31%, to $1.7 million for the year ended December 31, 2020 compared to $1.3 million for the year ended December 31, 2019. The increase in income tax expenses was primarily due to an increase in tax on our operations in the United States.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations and other data for each of the quarters indicated, as well as the percentage that each line item in such consolidated statements of operations represents of our total revenue for each quarter presented. The unaudited quarterly consolidated statements of operations data for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus, and reflects, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that are necessary for a fair statement of this financial information. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial and other data should be read in conjunction with the other information set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the information set forth in our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our results for any quarter are not necessarily indicative of results that may be expected for a full year or any other period.

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Revenues
Subscription	$22,081	$24,874	$27,574	$29,652	$32,112	$33,634	$34,905	$38,474
Professional services	2,707	3,068	2,857	4,569	4,409	5,022	4,003	4,180

Total revenue	24,788	27,942	30,431	34,221	36,521	38,656	38,908	42,654
Cost of revenues
Subscription(1)(2)	2,658	3,315	3,937	4,187	4,220	5,226	5,508	5,689
Professional services(1)	4,649	5,248	4,804	5,073	4,724	5,144	5,076	5,080

Total cost of revenue	7,307	8,563	8,741	9,260	8,944	10,370	10,584	10,769

Gross profit	17,481	19,379	21,690	24,961	27,577	28,286	28,324	31,885

Operating expenses
Research and development (1)	6,807	6,847	6,751	7,613	6,781	7,579	9,587	10,422
Sales and marketing (1)	17,188	20,221	21,737	23,291	19,547	21,508	22,862	25,135
General and administrative (1)	5,550	5,472	4,684	5,306	4,764	12,103	11,368	9,373

Total operating expenses	29,545	32,540	33,172	36,210	31,092	41,190	43,817	44,930

Operating loss	(12,064)	(13,161)	(11,482)	(11,249)	(3,515)	(12,904)	(15,493)	(13,045)
Finance income (expenses), net	150	78	189	(559)	115	169	119	45

Loss before provision for income taxes	(11,914)	(13,083)	(11,293)	(11,808)	(3,400)	(12,735)	(15,374)	(13,000)
Income tax expenses	(314)	(344)	(370)	(469)	(136)	(511)	(592)	(404)

Net loss	$(12,228)	$(13,427)	$(11,663)	$(12,277)	$(3,536)	$(13,246)	$(15,966)	$(13,404)

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Selected Other Data:
Annualized Recurring Revenue(3)	$103,387	$117,255	$131,225	$137,782	$146,133	$154,407	$164,343	$177,517

(1)	Includes share-based compensation expense as follows:

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Cost of revenues	$13	$12	$12	$34	$43	$53	$71	$177
Research and development	91	76	65	240	103	116	1,137	471
Sales and marketing	117	111	106	222	206	249	428	793
General and administrative	89	85	140	285	265	6,178	4,387	2,091

Total share-based compensation	$310	$284	$323	$781	$617	$6,596	$6,023	$3,532

(2)	Includes amortization of acquired intangibles expenses as follows:

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
	(in thousands)
Cost of revenues	$74	$74	$75	$44	$—	$—	$—	$—

(3)

We use Annualized Recurring Revenue (“ARR”) as a measure of our revenue trend and as an indicator of our future revenue opportunity from existing customer contracts. We define ARR as the annualized value of customer subscription contracts as of the measurement date, assuming any contract that expires during the next 12 months is renewed on its existing terms (including contracts for which we are negotiating a renewal). See “—Key Business and Financial Metrics—Annualized Recurring Revenue” for additional information on how we define and use this metric. Customers having 500 or more employees represented 77%, 78% and 80% of our ARR as of June 30, September 30 and December 31, 2019, respectively; 81%, 82%, 83% and 83% of our ARR as of March 31, June 30, September 30 and December 31, 2020, respectively; and 86% of our ARR as of March 31, 2021. Customers with ARR greater than $100,000 and who have purchased enterprise-wide subscriptions or who have department-wide usage of our Digital Adoption Platform across four or more applications had ARR of $13.2 million, $16.8 million and $19.2 million as of June 30, September 30 and December 31, 2019, respectively; $20.9 million, $28.0 million, $32.2 million and $41.8 million as of March 31, June 30, September 30 and December 31, 2020, respectively; and $55.9 million as of March 31, 2021.

The following table sets forth our results of operations as a percentage of total revenue for each period presented above.

	Three Months Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021
Revenues
Subscription	89%	89%	91%	87%	88%	87%	90%	90%
Professional services	11	11	9	13	12	13	10	10%

Total revenue	100	100	100	100	100	100	100	100%

Cost of revenues
Subscription	11	12	13	12	12	14	14	13%
Professional services	19	19	16	15	13	13	13	12%

Total cost of revenue	29	31	29	27	24	27	27	25%

Gross profit	71	69	71	73	76	73	73	75%

Operating expenses	—	—	—	—	—	—	—
Research and development	27	25	22	22	19	20	25	24%
Sales and marketing	69	72	71	68	54	56	59	59%
General and administrative	22	20	15	16	13	31	29	22%

Total operating expenses	119	116	109	106	85	107	113	105%

Operating loss	(49)	(47)	(38)	(33)	(10)	(33)	(40)	(31)%
Finance income (expenses), net	1	*	1	(2)	*	*	*	*

Loss before provision for income taxes	(48)	(47)	(37)	(35)	(9)	(33)	(40)	(31)%
Income tax expenses	(1)	(1)	(1)	(1)	*	(1)	(2)	(1)%

Net loss	(49)%	(48)%	(38)%	(36)%	(10)%	(34)%	(41)%	(32)%

*	represents less than 1%

Quarterly Revenue Trends

Our quarterly revenue increased sequentially in each of the periods presented, primarily due to expansion within existing customers as well as increases in revenues from new customers. We have typically acquired more new customers in the fourth quarter of our fiscal year, though this seasonality is sometimes not immediately apparent in our revenue due to the fact that we recognize subscription revenue over the term of the contract.

Quarterly Cost of Revenue and Gross Margin Trends

Our quarterly gross margin has generally fluctuated during the periods presented above, primarily as result of fluctuations in the gross margin of our professional services.

Quarterly Operating Expense Trends

Total operating expenses generally increased sequentially during the periods presented, primarily due to the addition of personnel in connection with the expansion of our business, investment in our sales capacity, our research and development and our infrastructure. The decrease in operating expenses for the three months ended June 30, 2020 was primarily due to our response to the COVID-19 pandemic, as further discussed elsewhere in this section under “—Impact of COVID-19.”

Liquidity and Capital Resources

Overview

We have financed operations to date primarily through our operating cash flows and the net proceeds we have received from sales of equity securities. Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes. As of March 31, 2021, our principal sources of liquidity were cash and cash equivalents of $68.5 million and short-term bank deposits of $43.3 million.

We believe that our existing cash and cash equivalents and short-term bank deposits, together with cash flow from operations and net proceeds from sales of committed equity securities, will be sufficient to support our liquidity and capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our revenue growth, the timing and extent of investments to support such growth, the expansion of sales and marketing activities, increases in general and administrative costs and many other factors, including those described elsewhere in this section under “—Key Factors Affecting Our Performance” and elsewhere in this prospectus under “Risk Factors.” We may, in the future, enter into arrangements to acquire or invest in complementary technologies, solutions or businesses. We may be required to seek additional equity or debt financing. In the event we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. In particular, the widespread COVID-19 pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, which may reduce our ability to access capital. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would adversely affect our business, financial condition and results of operations.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
	(in thousands)
Net cash (used in) operating activities	$(48,544)	$(8,653)	$(7,428)	$(2,882)
Net cash (used in) provided by investing activities	3,522	(45,729)	(723)	(1,199)
Net cash provided by financing activities	84,849	41,614	3,678	10,671

Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	51	248	(26)	(455)
Net increase in cash, cash equivalents and restricted cash	39,878	(12,520)	(4,499)	6,135

Cash, cash equivalents and restricted cash at beginning of year	35,537	75,415	75,415	62,895

Cash, cash equivalents and restricted cash at end of the period	$75,415	$62,895	$70,916	$69,030

Operating Activities

Our largest source of operating cash is cash collection from sales of subscriptions to our customers. Our primary uses of cash from operating activities are for employee-related expenses, marketing expenses, hosting expenses and allocated overhead expenses. We have generated negative cash flows and have supplemented working capital requirements through net proceeds from the sale of equity securities.

Cash used in operating activities for the three months ended March 31, 2020 of $7.4 million was primarily related to our net loss of $12.3 million, adjusted for non-cash charges of $2.0 million and net cash outflows of approximately $2.8 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, depreciation and amortization of property and equipment, amortization of capitalized software and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities were related to a $5.1 million decrease in trade receivables, net and a $1.4 million increase in accrued expenses and other liabilities. These amounts were partially offset by a $2.6 million decrease in employees and payroll accruals and $2.5 million decrease in prepaid expenses and other assets.

Cash used in operating activities for the three months ended March 31, 2021 of $2.9 million was primarily related to our net loss of $13.4 million, adjusted for non-cash charges of $4.5 million and net cash outflows of approximately $6.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, depreciation and amortization of property and equipment and amortization of capitalized software. The main drivers of the changes in operating assets and liabilities were related to a $13.8 million increase in trade receivables, net and a $7.0 million increase in prepaid expenses and other assets. These amounts were partially offset by a $21.1 million increase in deferred revenues and a $4.3 million increase in employees and payroll accruals.

Cash used in operating activities for the year ended December 31, 2019 of $48.5 million was primarily related to our net loss of $50.1 million, adjusted for non-cash charges of $6.6 million and net cash outflows of approximately $5.0 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, depreciation and amortization of property and equipment, amortization of capitalized software and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities were related to a $14.3 million increase in trade receivables, net, due to increases in sales, a $13.9 million increase in prepaid expenses and other assets due to an increase in deferred contract acquisition costs, and a $2.0 million decrease in accrued expenses and other liabilities. These amounts were partially offset by a $20.1 million increase in deferred revenues, mainly due to increased billing, and a $4.4 million increase in employee-related accruals, mainly due to higher commission payments.

Cash used in operating activities for the year ended December 31, 2020 of $8.7 million was primarily related to our net loss of $45.0 million, adjusted for non-cash charges of $18.7 million and net cash inflows of approximately $17.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of share-based compensation, depreciation and amortization of property and equipment, amortization of capitalized software and amortization of acquired intangibles. The main drivers of the changes in operating assets and liabilities were related to a $6.1 million increase in accrued expenses and other liabilities, mainly due to an increase in rent related accruals, a $5.2 million increase in deferred revenues, mainly due to increased billing, and a $5.0 million increase in employee-related accruals due to higher commission payments and deferral of payroll taxes.

Investing Activities

Cash used in investing activities of $0.7 million for the three months ended March 31, 2020 was related to capital expenditures of $0.4 million and capitalization of software development costs of $0.3 million.

Cash used in investing activities of $1.2 million for the three months ended March 31, 2021 was related to capital expenditures of $0.5 million and capitalization of software development costs of $0.7 million.

Cash provided by investing activities of $3.5 million for the year ended December 31, 2019 was related to net proceeds from short-term investments of $8.0 million, capital expenditures of $2.5 million and capitalization of software development costs of $2.0 million.

Cash used in investing activities of $45.7 million for the year ended December 31, 2020 was related to net investment in short-term investments of $43.4 million, capital expenditures of $0.8 million and capitalization of software development costs of $1.5 million.

Financing Activities

Cash provided by financing activities of $3.7 million for the three months ended March 31, 2020 was primarily related to $3.5 million in proceeds from equity financing and $0.2 million of proceeds from the exercise of share options.

Cash provided by financing activities of $10.7 million for the three months ended March 31, 2021 was primarily related to $10.0 million in proceeds from equity financing and $0.7 million of proceeds from the exercise of share options.

Cash provided by financing activities of $84.8 million for the year ended December 31, 2019 was primarily related to $82.1 million in proceeds from equity financings, net of issuance costs, as well as $2.2 million in proceeds from the non-controlling interest of our Japan joint venture and $0.5 million of proceeds from the exercise of share options.

Cash provided by financing activities of $41.6 million for the year ended December 31, 2020 was primarily related to $38.5 million in proceeds from equity financings, net of issuance costs, as well as $2.3 million in proceeds from the non-controlling interest of our Japan joint venture and $0.8 million of proceeds from the exercise of share options.

Commitments and Contractual Obligations

The following table summarizes our non-cancellable contractual obligations as of December 31, 2020:

	Less than 1 year	1 to 3 years	3 to 5 years	Total
	(in thousands)
Operating lease obligations	$5,612	$10,098	$3,220	$18,930
Purchase obligations, including hosting services	5,695	17,714	—	23,409

Total	$11,307	$27,812	$3,220	$42,339

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. For additional information, please refer to note 5 to the consolidated financial statements included elsewhere in this prospectus.

In addition to the obligations described above, our subscription agreements contain standard indemnification obligations. Pursuant to these agreements, we will indemnify, defend, and hold the other party harmless with respect to a claim, suit, or proceeding brought against the other party by a third party alleging that our intellectual property infringes upon the intellectual property of the third party, or results from a breach of our representations and warranties or covenants, or that results from any acts of negligence or willful misconduct. The term of these indemnification agreements is generally perpetual any time after the execution of the agreement. Typically, these indemnification provisions do not provide for a maximum potential amount of future payments we could be required to make. However, in the past we have not been obligated to make significant payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2019 or 2020 or March 31, 2021.

We also indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited. However, our director and officer insurance policy limits our exposure and enables us to recover a portion of any future amounts paid. Historically, we have not been obligated to make any payments for these obligations and no liabilities have been recorded for these obligations on our consolidated balance sheet as of December 31, 2019 or 2020 or March 31, 2021.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

WalkMe K.K.

During the year ended December 31, 2018, we established WalkMe K.K., a Japanese company in which we own a controlling interest, for purposes of facilitating our entry into the Japanese market. We have consolidated the results of operations and financial condition of WalkMe K.K. since its inception. Pursuant to an agreement with the holders of the non-controlling interest in WalkMe K.K., beginning in 2027 we may redeem the non-controlling interest, or be required to redeem such interest by the holders thereof, based on a prescribed formula derived from the relative revenues of WalkMe K.K. and the Company. The balance of the redeemable non-controlling interest is reported on our balance sheet below total liabilities but above shareholders’ deficit at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. As of December 31, 2019 and 2020 and March 31, 2021, the redeemable non-controlling interest of non-controlling interests in WalkMe K.K. amounted to $2.0 million, $8.6 million and $19.0 million, respectively.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

As of March 31, 2021, we had $115.4 million of cash and cash equivalents and bank deposits. Interest-earning instruments carry a degree of interest rate risk. However, our historical interest income has not fluctuated significantly. A hypothetical 10% change in interest rates would not have had a material impact on our financial results for the years ended December 30, 2019 and 2020 or the three months ended March 31, 2021. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure.

Foreign Currency Exchange Risk

Our reporting currency and the functional currency of our non-U.S. subsidiaries is U.S. dollar, with the exception of Walkme K.K our Japanese subsidiary, for which the Japanese Yen is the functional currency. The majority of our revenues were denominated in U.S. dollars and the remainder in other currencies. However, a significant portion of our operating costs in Israel, consisting principally of salaries and employee-related costs, and operating lease and facility expenses are denominated in NIS. This foreign currency exposure gives rise to market risk associated with exchange rate movements of the U.S. dollar against the NIS.

To reduce the impact of foreign currency exchange risks associated with forecasted future cash flows and certain existing assets and liabilities and the volatility in our consolidated statements of operations, we have established a hedging policy. Currently, our hedging activity relates to U.S. dollar/NIS exchange rate exposure. We do not enter into derivative instruments for trading or speculative purposes. We account for our derivative instruments as either assets or liabilities and carry them at fair value in the consolidated balance sheets. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and the resulting designation. Our hedging activities reduce but do not eliminate the impact of currency exchange rate movements.

A decrease of 10% in the U.S. dollar/NIS exchange rate would have increased our cost of revenue and operating expenses by 3.1%, 4.1% and 2.75% for the years ended December 31, 2019 and 2020 and the three months ended March 31, 2021, respectively. If the NIS fluctuates significantly against the U.S. dollar, it may have a negative impact on our results of operations.

Critical Accounting Policies

Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and the related disclosures. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates set forth in the consolidated financial statements, and the reported amounts of revenue and expenses during the applicable reporting periods. Actual results could differ from those estimates.

We believe that the accounting policies described below require management’s most difficult, subjective or complex judgments. Judgments or uncertainties affecting the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. See note 2 to the consolidated financial statements included elsewhere in this prospectus for additional information regarding these and our other significant accounting policies.

Revenue Recognition

We generate revenue primarily from sales of subscriptions to access our Digital Adoption Platform, together with related services to our customers. Arrangements with customers do not provide the customer with the right to take possession of the software operating our platform at any time. Instead, customers are granted continuous access to our platform over the contractual period. Revenue is recognized when control of these services is transferred to our customers, which is based on the customer’s usage of the product and reflects the consideration we expect to receive in exchange for those services. Revenue excludes sales and other indirect taxes.

Effective February 1, 2018, we elected to early adopt Accounting Standards Codification 606, Revenue from Contracts with Customers, or ASC 606, on a modified retrospective basis. Our revenue recognition policies require us to make significant judgments and estimates.

We account for revenue contracts with customers through the following steps:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to the performance obligations in the contract; and

•	recognize revenue when or as, we satisfy a performance obligation.

Our contracts with customers often include promises to transfer multiple performance obligations. In these contracts, we identify each performance obligation and evaluate whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined.

We allocate the transaction price to each distinct performance obligation based on the stand-alone selling price for each performance obligation. Judgment is required to determine the stand-alone selling price for each distinct performance obligation. We generally estimate the stand-alone selling price of our subscription and professional services based on the actual renewal prices in stand-alone transactions.

Cost to Obtain a Contract

We capitalize sales commissions and associated payroll taxes paid to sales personnel that are incremental to the acquisition of customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans and if the commissions are incremental and would not have occurred absent the customer contract.

Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values. Sales commissions paid for the renewal of a contract to sales personnel are amortized over the contractual term of the renewals. Sales commissions paid upon the initial acquisition of a customer contract for sales personnel are amortized over a period of four years. We determine the period of benefit for sales commissions paid for the acquisition of the initial customer contract by taking into consideration the length of terms in its customer contracts, life of the technology and other factors.

Amortization of sales commissions are included in sales and marketing expense in the consolidated statements of operations. We have applied the practical expedient in ASC 606 to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We periodically review these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit.

Share-Based Compensation

Share-based compensation expense related to employees, consultants, and non-employee directors is measured based on the grant-date fair value of the awards. We establish fair value as the measurement objective in accounting for share-based payment transactions and recognize expenses on a straight-line basis over the requisite service period, which is generally the vesting term of four years. The fair value of each award is estimated on the grant date using the Black-Scholes option-pricing model.

Determining the fair value of share-based awards at the grant date requires significant judgement. The determination of the grant date fair value of share-based awards using the Black-Scholes option-pricing model is affected by our estimated common share fair value as well as other subjective assumptions including the expected term of the awards, the expected volatility over the expected term of the awards, expected dividend yield and risk-free interest rates. The assumptions used in our option-pricing model represent management’s best estimates. These assumptions and estimates are as follows:

•

Fair Value of Ordinary Shares. As our ordinary shares are not publicly traded, we estimate the fair value of our ordinary shares based on contemporaneous valuations and other factors deemed relevant by management.

•

Expected Term. The expected term of the share options reflects the period for which we believe the option will remain outstanding. To determine the expected term, we generally apply the simplified method approach. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.

•

Expected Volatility. As we do not have trading history for our ordinary shares, the selected volatility used is representative of expected future volatility. We base expected future volatility on the historical and implied volatility of comparable publicly traded companies over a similar expected term.

•

Expected Dividend Yield. We have never declared or paid any cash dividends and do not presently intend to pay cash dividends in the foreseeable future. As a result, we used an expected dividend yield of zero.

•	Risk-Free Interest Rates. We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.

The following table reflects the weighted average assumptions used to estimate the fair value of options granted during the years ended December 31, 2019 and 2020 and the three months ended March 31, 2020 and 2021:

	Year Ended December 31,		Three Months Ended March 31,
	2019	2020	2020	2021
Expected dividend yield	—	—	—	—
Expected volatility	60%-65%	60%	60%	60%
Expected term (years)	5-6.08	6.08	6.08	5-6.55
Risk-free interest rate	1.51%-2.39%	0.28%-1.45%	1.45%	0.49%-1.05%

Assumptions used in valuing non-employee share options are generally consistent with those used for employee share options with the exception that the expected term is over the contractual life, or 10 years.

We will continue to use judgment in evaluating the assumptions related to our share-based compensation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may have refinements to our estimates, which could materially impact our future share-based compensation expense.

Ordinary Share Valuations

In the absence of a public trading market, the fair value of our ordinary shares was determined by our board of directors, with input from management, taking into account our most recent valuations from an independent third-party valuation specialist. The valuations of our ordinary shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation models were based on future expectations combined with management judgment and considered numerous objective and subjective factors to determine the fair value of our ordinary shares as of the date of each option grant, including the following factors:

•	Contemporaneous valuations performed at periodic intervals by unrelated third-party specialists;

•	The liquidation preferences, rights, preferences and privileges of our protected shares relative to our ordinary shares;

•	Our actual operating and financial performance;

•	The price of ordinary shares sold to third-party investors in secondary transactions in arm’s-length transactions;

•	Current business conditions and projections;

•	Our stage of development;

•

The likelihood and timing of achieving a liquidity event for the ordinary shares underlying the share options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	Any adjustment necessary to recognize a lack of marketability of the ordinary shares underlying the granted options; and

•	The market performance of comparable publicly traded companies.

In valuing our ordinary shares, the fair value of our business was determined using various valuation methods, including combinations of income and market approaches with input from management. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate that is derived from an analysis of the cost of capital of comparable publicly traded companies in our industry or similar business operations as of each valuation date and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company.

For each valuation, the fair value of our business determined by the income and market approaches was then allocated to the ordinary shares using either the option-pricing method (“OPM”), or a hybrid of the probability-weighted expected return method (“PWERM”) and OPM methods.

In addition, we also considered any secondary transactions involving our ordinary shares. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange and assigned the transactions an appropriate weighting in the valuation of our ordinary shares. Factors considered include the number of different buyers and sellers, transaction volume, timing relative to the valuation date, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved investors with access to our financial information.

In some cases, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest ordinary share valuation determined pursuant to the method described above or a straight-line calculation between two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Application of these approaches and methodologies involves the use of estimates, judgments, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable public companies, and the probability of and timing associated with possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our ordinary shares.

Internal Use Software Development Costs

We capitalize certain costs related to the development of our platform and other software applications for internal use. In accordance with authoritative guidance, we begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used as intended. We stop capitalizing these costs when the software is substantially complete and ready for its intended use, including the completion of all significant testing. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally estimated to be three years. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditure will result in additional functionality and expense costs incurred for maintenance and minor upgrades and enhancements. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded within research and development expenses in our consolidated statements of operations.

We exercise judgment in determining the point at which various projects may be capitalized, in assessing the ongoing value of the capitalized costs and in determining the estimated useful lives over which the costs are amortized. To the extent that we change the manner in which we develop and test new features and functionalities related to our platform, assess the ongoing value of capitalized assets or determine the estimated useful lives over which the costs are amortized, the amount of internal-use software development costs we capitalize and amortize could change in future periods.

Recently Adopted Accounting Pronouncements

See the section titled “Summary of Significant Accounting Policies” in note 2 to our consolidated financial statements included elsewhere in this prospectus for more information.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period until the earlier of the date we (x) are no longer an emerging growth company, or (y) affirmatively and irrevocably opt out of the extended transition period. As a result, our operating results and financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

A LETTER FROM WALKME’S FOUNDERS

It all started with a question.

Our journey together as founders started in 2011 with one simple question everyone was asking: can you help me with this website? And so our journey started with a simple and cool idea to solve this challenge: step-by-step guidance on top of a website, a “walkthrough.” That’s how we chose the name WalkMe, short for “Walk me through it”.

But the interesting story is how, from one simple idea, we embarked upon a journey to revolutionize how people use technology.

We launched WalkMe with the confidence that our success would be immediate - thinking that every website owner would buy our product - but we quickly understood this was in fact not the case.

If anything, the fact that our success wasn’t immediate only fueled our motivation and determination. We were convinced of the need and motivated by any challenge. We focused our energy on making our product better, the market fit more compelling and perfecting our go-to-market. We did this by asking a lot of questions and constantly testing different approaches; we started gathering data before gathering data was a thing - a practice that would transform and differentiate our product in the years to come.

We asked a lot of questions - and the best answers came from our customers.

As our questions evolved, so did the digital landscape of our customers. We were a new technology, and we wanted to build trust and a market fit. With our first few customers, we were concerned not only about the product experience, but how we measure the value our customers get out of WalkMe, not the value to us. Motivated by challenge, we built our product by focusing on the problems and the challenges we wanted to solve for our customers - rather than the solution; we never settled for compliments and positive feedback alone, and encouraged our customers to give us the constructive or negative feedback that would make us better. That’s where our best ideas always came from.

And so, with the help of our customers, what started as a simple point solution for online guidance, has transformed into a strategic platform designed to extract the value of technology, leveraging real-time data and insights that focus on the business goals of the organization, to drive the behaviors for which they bought or built software in the first place. And today, we are supporting nearly 2,000 organizations to achieve the most meaningful business initiative - digital transformation.

It’s not just about the technology. It’s an industry.

We take pride in our technology not only because it is groundbreaking, but because it answers a real need, a true pain point felt by anyone who uses a digital platform. Through this technology, we developed not only a community of WalkMe customers - but an entire community of digital adoption (DAP) professionals who are building careers based entirely on their expertise with our platform. We are supporting and connecting these professionals through a vibrant community, making jobs available through our job board and investing in their professional advancement and growth through our Digital Adoption Institute, as well as a marketplace which connects WalkMe digital adoption service providers with organizations and businesses.

We’re just getting started.

In the modern global economy, nearly every industry has been disrupted by the power of technology. We are on a mission to help organizations accelerate their digital transformations by redefining how users interact with software and how organizations measure and execute their technology and business strategies.

We’ve now reached a critical milestone in our journey, one that we have been dreaming of for many years. Building this vision started as a personal quest and throughout this journey our passion has only grown stronger.

From the start, as co-founders, we have been fortunate in that we complement each other very well. We have a business background and a technology background. Together, we have both grown significantly, because we have been able to challenge and support each other in all the right areas.

But we could not have - and have not - gotten here by ourselves. We are here with the help of our employees, customers, business partners, and investors. It is thanks to their invaluable support, advice, and continuous feedback that we constantly learn, grow, and develop; and it is with this very purpose, as we continue through this journey, that we humbly invite you to join us in building the future of digital adoption; building a future which empowers humanity, fundamentally changing how humans interact with technology.

Dan & Rafi. WalkMe Co-Founders

Nestle is a playground of constant innovation, its what allows us to keep our competitive edge. Its imperative to us that our employees and customers feel that Nestles digital transformation is empowering them, not weighing them down. WalkMe provides that safety net that allows us to plan, measure and execute upon our digital transformation strategy knowing our users are supported and engaged. Head of Workforce 360, Nestle 2x Increase in task completion ~300K Employees are able to access a digital assistant right from their desktop increase In overall adoption rates and user satisfaction across key applications Customer Since: 2019 Company Size: ~300,000 employees Use Case: Employee Experience

We want to be able to effectively understand how people are using our tools and services, and WolkMe allows us to do that-to gain insights we wouldn't be able to gain otherwise. Chief Information Officer. Red Hot 93% Fewer clicks for a key sales-related process 20+ Applications utilize WalkMe to boost productivity up to Projected annual savings 20% In software licences Customer Since: 2016 Company Size: ~12,000 employees Use Case: Employee Experience

'' Ultimately, all of our Investments In technology are to Improve the quality of healthcare we provide to our patients. and WalkMe helps make that a reality. Success with WalkMe allows us to have a truly digital workplace. It also means our leaders have real-time guidance to ensure our frontline workers are paid on time and correctly and healthcare centers receive the correct equipment at the right time, enabling a better patient experience. Head of Talent Technology, CHRISTUS Health $1M In Improved month payment outcomes 30+ applications use WalkMe to support rapid digital transformation 90%+ open rates for Internal announcements sent through Workstation Customer Since: 2018 Company Size: 45,000+ employees Use Case: Employee Experience

WalkMe had a positive impact on Sprinklr in a short period of timeour time to value was within 90 days for both our customer and employee experience use cases. WalkMe allows us to create a frictionless user experience internally and externally. This helps us make our customers happier and supports our growth goals. VP Customer Delight & Operations, Sprinklr 330% Increase in feature adoption 84% Increase in engagement with new product announcements 11+ Internal applications utilize WalkMe to improve user experience ~85% Reduction in support on travel and expense applications Customer Since: 2019 Company Size: 2000+ employees Use Case: Employee Experience Customer Experience

WalkMe assisted over 46,000 Quest Diagnostics employees navigate a digital transformation of their coreHR application experience, helping keep users productive while optimizing adoption of a new technology. In a department where data integrity and efficiency are key, WalkMe drives increased process completion and reduces support volume across key HR applications. Ulta Beauty relies on WalkMe to optimize its supply chain operations and simplify its employee experience on complez inventory management applications. Since implementing WalkMe, Ulta has realized significant support cost savings, higher employee productivity, and increased user satisfaction. Growth and scale are core components of each platform and process that Unity puts in place. WalkMe helps drive self-service for end-users across internal systems from HR to Sales to increase efficiency and user satisfaction. Corporate clients rely on Bank of the Wests commercial banking portal for mission-critical cash management needs. WalkMe has been essential in the roll-out of a new e-banking application, providing resources and real-time guidance to demystify complex payment processes for customers. Additionally, WalkMe has helped drive lower customer call volumes to the banks contact center while also serving as a valuable resource for call agents to assist clients who do still call in.

BUSINESS

Our Vision

Our vision is to fundamentally transform the productivity of humanity by harnessing the power of technology.

In the modern global economy, nearly every industry has been disrupted by the power of technology. We are on a journey to help organizations accelerate their digital transformations by redefining how users interact with software and how organizations measure and execute their technology and business strategies.

Overview

WalkMe is the defining solution enabling organizations to better realize the value of their software investments. Using our cloud-based Digital Adoption Platform, users—employees and customers of organizations—can navigate websites, SaaS applications, or mobile apps through a digital, GPS-like experience to accomplish any task from simple, online transactions, to complex cross-application software processes, to fully autonomous experiences that require no manual clicks or entries.

Using our unique, no code software implementation process, our Digital Adoption Platform overlays upon any application and enables a data first approach to understand the gaps between user interactions and behavior with technology and an organization’s business goals. With actionable insights, we then enable organizations to create and deliver elegant experiences that lead users to success, ensuring digital adoption and ultimately fulfilling the promise of digital transformation.

With a digital adoption strategy powered by WalkMe, employees and customers of organizations can benefit from intuitive and unified technology experiences. Chief information officers (“CIO”) and business leaders gain visibility and insights across the organization’s enterprise technology stack. This allows organizations to become more results driven, agile and innovative, to better compete in today’s ever-changing business environment, to accelerate their digital strategies and to ultimately achieve their objectives.

The digital revolution has fundamentally shifted the core competencies required of successful companies. According to the U.S. Bureau of Economic Analysis, digital investment, defined as private non-residential fixed investment in software, research and development, and information processing equipment, comprised 56% of all non-residential fixed investment by U.S. businesses as of the fourth quarter of 2020. From remote-first workforces leveraging virtual collaboration for seamless communications to new digitally-enabled business models, technology is impacting every part of people’s lives. Meanwhile, as daily usage of technology has increased over time, expectations for digital interactions have evolved, resulting in the consumerization of software and increased demand for frictionless user experiences. To compete in an increasingly digital world, organizations continue to acquire new technologies, investing billions of dollars a year in software applications that promise specific business outcomes to elevate and exceed their key business metrics. These software applications, increasingly delivered over the cloud, cover every business process and department within an organization. According to Gartner, enterprise software spend is expected to increase from $506 billion in 2021 to $715 billion by 2024, as enterprises invest in software to transform their businesses.

Fully realized, these investments promise increased employee productivity, better customer experiences and improved business insights for CIOs and business leaders. In practice, however, the more software organizations acquire, the more complex their enterprise technology stack is to manage, use and maintain. CIOs and business leaders lack visibility into what or how software is being utilized, which processes can be optimized and whether their technology investments are delivering the expected business value. Similarly, users—both employees and customers—struggle to navigate a growing number of applications with different interfaces to complete business processes. Users must continuously relearn new technology functions that may have vastly different and evolving capabilities.

As a result, despite massive investments in technology, the majority of organizations fail to successfully capitalize on their digital transformation initiatives, accomplish their strategic objectives and deliver business value at scale. According to Boston Consulting Group, 70% of digital transformations fall short of their objectives. We believe the principal reason for such failures is the inability of users to overcome deeply rooted behaviors and adopt underlying software.

We believe the key to digital adoption is understanding points of failure and bottlenecks through data-based insights, then continually acting on and improving processes to achieve digital transformation more rapidly and strategically. According to a recent Harvard Business Review Analytic Services study we sponsored of over 500 corporate executives, 80% of respondents stated that, in order to increase the chances of digital transformation success, it is important or very important for senior management to have a clear and complete overview of their organization’s digital adoption progress via analytics. Moreover, 81% of those surveyed agreed or strongly agreed that the ability to rapidly adopt new technologies and embed them in their employees’ everyday work is a competitive differentiator in their industry.

With digital transformation success, we believe CIOs and business leaders:

•	gain visibility into the usage of the software applications stack to better understand resource allocation;

•	create streamlined digital experiences that meet business goals for the organization;

•	have the ability to measure return on investment in technology spend; and

•	track software usage to gain insight into tangible business impact created by manager-led departments.

In addition, digital transformation success provides employees and customers with:

•	intuitive and improving user experiences with technology;

•	simplified learning curves for gaining proficiency on a new application, increasing efficiency and solving the problem of under-utilization of software;

•	reduced breadth and variety of applications that they are required to engage with and continuously learn; and

•	more frequent engagement with software, which leads to increased retention.

From new digital transformation programs to optimizing value out of existing technologies, we help organizations tie software adoption to their strategic goals across every level, from CIOs and business leaders, to employees and customers. As of March 31, 2021, through our Digital Adoption Platform, we had approximately 2,000 customers in 42 countries, including 155 of the Fortune 500 and 243 of the Global 2000.

Our success in helping customers achieve their digital transformation strategies has allowed us to achieve significant growth. For the years ended December 31, 2019 and 2020, our revenue was $105.1 million and $148.3 million, respectively, representing year-over-year growth of 41%. For the three months ended March 31, 2020 and 2021, our revenue was $34.2 million and $42.7 million, respectively, representing year-over-year growth of 25%. For the years ended December 31, 2019 and 2020, our net loss was $50.1 million and $45.0 million, respectively, our operating cash flow was ($48.5) million and ($8.7) million, respectively, and our free cash flow was ($53.0) million and ($11.0) million, respectively. For the three months ended March 31, 2020 and 2021, our net loss was $12.3 million and $13.4 million, respectively, our operating cash flow was ($7.4) million and ($2.9) million, respectively, and our free cash flow was ($8.2) million and ($4.1) million, respectively. See the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data” for additional information regarding free cash flow, a measure that is not calculated under GAAP.

Key Trends Driving the Need for a Digital Adoption Platform

Digital transformation is a priority for enterprise organizations. According to Gartner, enterprise software spend is expected to increase from $506 billion in 2021 to $715 billion by 2024, as enterprises invest in technology to increase productivity, better compete and grow their businesses. Moreover, global enterprise spend on digital transformation is projected to reach nearly $2.4 trillion within the next four years, representing over 57% of all business spending on technology, according to IDC. According to research by Accenture, digital leaders, defined as the top 10% of companies leading technology innovation, achieve two to three times greater revenue growth as compared to their competitors—a widening divide that Accenture calls the “Digital Achievement Gap.” As enterprises attempt to drive successful digital transformation, budget allocations to software continue to increase. According to IDC, global enterprise spend on software as a percentage of total global IT spend has grown from 22% in 2016 to 26% in 2020, and is projected to grow to 30% by 2024. Moreover, according to Gartner, by 2025, 70% of organizations will use digital adoption solutions across the entire technology stack to overcome still insufficient application user experiences.

The COVID-19 pandemic has further accelerated this trend, as public health measures force enterprises to accelerate their cloud-migration initiatives, enable virtual work collaboration at scale and transform operations to deliver contactless, digitally-enabled experiences for their employees and customers. According to a KPMG survey, 79% of CEOs say that their companies are accelerating the creation of a seamless digital consumer experience as a result of the COVID-19 pandemic and 63% have increased their digital transformation budget. As technology innovation accelerates in an increasingly online world, companies must become digital or risk being rendered obsolete.

Digital transformation is dependent on people adopting new software applications. Based on Blissfully 2020 SaaS trends report, enterprises maintain 288 SaaS applications, on average, representing approximately 10 applications per employee, with usage of applications growing at an estimated rate of 30% annually. Despite this growth, enterprises are not experiencing the promised returns on their digital transformation investments largely, we believe, because their employees are overwhelmed by the increasing number of software applications they are being asked to learn and utilize, and their customers are confused by new digital interactions that are constantly evolving as applications are updated. Enterprises require assistance bridging this gap between their digital transformation aspirations and the technical acumen of their internal and external users.

Failure to adopt applications has significant costs for organizations. According to Insight Enterprises, over 20% of licensing spend is on software that is not utilized, which represents $3.0 million a year in wasted investment for most organizations. For employees, underutilization results in additional time required to complete tasks, ultimately leading to lost customers and revenue. For managers, underutilization results in wasted IT spend and resources and reduced employee productivity. As a result, CIOs face difficulty steering their organizations to desired goals. These factors often result in organizations achieving only a small portion of their digital transformation goals while incurring large monetary and operational costs.

Users need a frictionless software application experience. As new advanced digital user interfaces such as wearables, smartphones and AI-powered voice assistants become more prevalent, enterprise applications appear dated and cumbersome by comparison. This disparity in interfaces affects engagement and heightens expectations for software provided by organizations to their users. Moreover, employees expect frictionless technology experiences, which is in turn critical for employee retention. In the virtual work environment, frictionless onboarding and streamlined workflows have become essential to maintaining an efficient and productive workforce. Meanwhile, customers experience pain points along their digital journeys, such as difficult to navigate websites, which can lead to lost sales. Enterprises must increasingly prioritize frictionless digital experiences for their employees and customers.

In a digital world, delivering experiences that employees value and customers love is key to capturing the benefit of applications.

Business processes span multiple applications across organizational silos. Employees depend on a vast array of enterprise software applications that often span different departments to perform their job functions. A sales employee may utilize different applications for external purposes such as CRM, quoting and project management, while simultaneously dealing with internal HR, payroll, expense and other back-office tools. According to a recent report by Harvard Business Review Analytic Services, employees find cross-application workflows are on average 42% more difficult to use than single application processes. When multiple workflows exist without sufficient guidance, more potential points of failure arise, as employees can no longer be experts in each application across the organization. A unified and guided user experience becomes critical as the number of applications grows. Finally, for department-level managers and CIOs overseeing entire organizations, multiple applications and workflows without centralization or ML-based analytics do not provide the visibility required for insightful decision-making.

The role of the CIO is evolving from traditional to transformational. The CIO has increasingly become a key influencer in most parts of an organization, including customer experience, operations, COVID-19 response and recovery efforts, innovation and overall leadership of the organization. To succeed, CIOs must present themselves in the core business strategy of the organization. They accordingly require the right technology to lead the organization to digital transformation success, by ensuring a robust, resilient and agile infrastructure. This requires access to the right data and visibility into their digital portfolio and the ability to create seamless user experiences for users across the organization and across any platform.

WalkMe’s Digital Adoption Platform

Our Digital Adoption Platform enables organizations to measure, drive and act to maximize the impact of their digital transformation and accelerate the return on their software investment. Our unified, strategic platform drives value through the following building blocks:

Data and Visibility

WalkMe Insights provides CIOs and business leaders with visibility across the software stack and the insights needed to measure, drive and act to maximize the impact of their digital transformation strategies.

User Experience

User experience is the foundation of WalkMe. With our software, enterprises can design and overlay contextual and personalized experiences that drive adoption of its digital assets on mobile, web and desktop interfaces.

User-Centric Technology Applicable Anywhere

Our technology is designed to leverage the application user interface (“UI”) as the primary integration point to deliver our products. Unlike Application Programming Interfaces (“APIs”) which are not consistently available across applications and require developer resources to implement, our UI-focused approach allows us to deploy our Digital Adoption Platform across any application and deliver contextually aware, fully dynamic workflow guidance, automation and analytics.

Our Digital Adoption Platform drives the success of digital transformation initiatives by empowering CIOs and business leaders with critical business insights to increase software adoption and improve user experiences for employees and customers:

•

For CIOs and Business Leaders, our platform provides unified visibility and insights across the organization’s software stack, to improve key business processes and drive employees and customers to action. Our data-driven insights offer strategic perspective and provide a competitive advantage to CIOs.

•

A leading food and beverage company uses our Digital Adoption Platform to gain visibility into user behavior across applications and focus resources to target employees at the point in their journey that they need help. By automating common workflow processes and providing targeted support for others, they are realizing improved task completion rates of nearly two times prior levels, in some cases. Importantly, user satisfaction has increased and productivity gains have given employees more time to focus on higher value initiatives

•

For Employees, our platform provides a contextual and unified experience that can be seamlessly delivered across any application (third party, proprietary, mobile or desktop) to provide personalized process workflow guidance and automation.

•

A global pharmacy store chain utilized our technology to drive digital adoption across multiple apps that are relied upon by more than 220,000 employees globally, resulting in an average reduction of 50% in support tickets. During the pandemic, a key driver of WalkMe’s success was its role in standing up new technology with as little friction as possible.

•

A leading biotechnology company uses WalkMe across over 45 applications in over 11 languages to empower its workforce to be successful while continuing to deliver on its promises to employees and customers. WalkMe is used as a strategy for adoption of existing apps as well as a method of deploying new pieces of software. With WalkMe, they rolled out an enterprise wide HCM to 90,000+ employees with no formal training methods and user satisfaction ranking at 98% in some cases.

•	For Customers, our platform can be deployed on any customer facing website or application to power self-service onboarding, feature engagement, support and more.

•

One of the world’s largest technology and consulting companies uses WalkMe to support onboarding, mitigate support tickets, and increase success of their customers on over 20 B2B offerings. They’ve seen 6x increase in product adoption, 4x higher conversion rate, 80% revenue growth of digital offerings, and a 300% improvement in product usage consumption, and user retention.

Key Benefits of Our Digital Adoption Platform

By overcoming the digital transformation challenge, organizations are better able to leverage technology to drive key business metrics that focus on mitigating risk for the business, driving efficiency and revenues. Our Digital Adoption Platform:

•

Provides Insights to Help CIOs and Business Leaders Drive Business Outcomes Horizontally Across the Organization. CIOs and business leaders use our Insights capabilities and integration-center technology to gain visibility into the enterprise technology stack, including software usage and user experiences across business processes. This analytics suite delivers metrics horizontally across departmental managers, which include tactical information such as how employees and customers engage with applications (e.g., number of active users and application and feature utilization) as well as higher level, strategic information targeted to CIOs (e.g., enterprise wide technology utilization and process adoption). Our analytics can be leveraged to change user behaviors and increase digital adoption, which drives business outcomes that align with the strategic goals of the entire organization.

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Delivers Immediate Value. Our technology provides CIOs and business leaders with immediate visibility into the software stack and business processes, consolidates applications for users to navigate and provides detailed guidance on how to use them effectively. From an employee and customer perspective, time to mastery of new technologies is greatly reduced. In addition, managers do not have to rely on IT resources to facilitate deployment and integration with legacy systems, shortening the wait for useful insights and allowing for quick decisions. Such dynamics enable enterprises to cultivate agile and productive workforces that can rapidly adapt to changing organizational needs. By using our platform, enterprises organically understand the data-based insights and derived solutions to their issues, saving additional learning curve costs and achieving faster and increased ROI on their software spend.

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Optimizes Software Usage and Technology Spend. We enable enterprises to make greater use of software more efficiently. For example, many enterprises utilize their CRM tools solely as a contact database. With our Digital Adoption Platform, organizations can create easy to use business process workflows that facilitate and encourage employees to use the CRM tools as an interactive sales pipeline and forecasting system that provides comprehensive revenue generation benefits. Through our Digital Adoption Platform, organizations are able to capture this additional value from new user behavior formed around the optimal product adoption.

These improved usage behaviors also lead to increased return on technology investment for CIOs. According to an October 2020 Forrester Consulting study, The Total Economic Impact™ of WalkMe Digital Adoption Platform, a study WalkMe commissioned (“TEI Study”), our Digital Adoption Platform was estimated to deliver net present value savings of $9.8 million from increased application usage and process efficiency over a three-year period for a modeled composite of representative customers. The TEI study also found that WalkMe can deliver up to a 368% return on investment over three years for customers implementing our Digital Adoption Platform, with a payback period of less than three months. The study further found that WalkMe enabled organizations can realize future license savings of about 20% savings in the third year of implementing our Digital Adoption Platform. Additionally, the study indicated that the value of the benefits customers derive from WalkMe can grow approximately 126% over three years as organizations implement more use cases.

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Increases Employee Productivity and Reduces Support Costs. By engaging employees across software applications, employees are able to use more easily the software applications that the enterprise has deployed. This leads to improved productivity, increased data accuracy, reduced support costs and increased employee engagement. Based on the TEI Study, employees observe a 60% reduction in training time on applications and savings of 50% from reduced IT support calls and Help Desk tickets. With WalkMe, employees are able to realize the full capabilities of different applications without friction, driving better performance in their jobs and improving business outcomes for the organization.

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Improves Customer Engagement. Our Digital Adoption Platform improves customer engagement and retention by simplifying the end user experience. According to the TEI Study, our Digital Adoption Platform resulted in an approximate increase of 35% in customer retention and 10% growth in upsell opportunities from existing customers over three years.

For additional details regarding the TEI Study, see “Market and Industry Data.”

Our Competitive Strengths

Category-defining platform powering digital transformation. We pioneered the digital adoption category. We believe that our position as the market leader and our strong brand awareness increases our opportunities to win new customers and to expand our offerings within our existing customers. According to a 2020 Everest Group study that observed 14 Digital Adoption Platform vendors, in 2019 WalkMe’s Digital Adoption Platform market share, by license revenue, was greater than 50%. As of March 31, 2021, our customers included 155 of the Fortune 500 and 243 of the Global 2000. We believe the adoption of WalkMe by the largest global enterprises is evidence that our platform has the enterprise-grade functionality, scalability, reliability and security required by the world’s most demanding organizations.

Broad, rich dataset and AI/ML capabilities provide valuable insights and continuous optimization. The breadth of applications where our software is deployed has enabled us to build a massive dataset, capturing on average billions of data events per day. We leverage this dataset to power our machine learning algorithms, which proactively identify where users struggle, what users’ intent was in completing an action within an application or workflow, and where opportunities exist for automation of repetitive workflows. The depth of our experience has provided us with deep insights on best practices and industry benchmarking, as well as key performance indicators, all of which we are able to share with our customers. As a result, WalkMe acts as both a platform for discovering and implementing digital transformation initiatives, and enabling customers to rapidly adjust business processes and test impact, driving a cycle of continuous optimization.

Proprietary AI technology that recognizes user interfaces. Our technology operates as a layer upon any user interface and leverages artificial intelligence to analyze and identify the underlying elements of the UI. By deploying this patented UI intelligence technology across thousands of software instances, we have developed deep insights into how users interact with software and a powerful understanding of the consistent elements present across many different user interfaces. This core technology ensures that if an application or user interface is updated, the existing collection of our instructional guides and automated workflow processes are automatically updated to support the new version of the underlying application with limited or no input from our customer. For example, if an update to an underlying application changes the location of a field linked to a Walk-Thru, WalkMe will automatically recognize the new location and the workflow for the user will not be disrupted. Similarly, as users customize their UI to their own preferences, the WalkMe automations and guidance layers will adapt to the user by recognizing the relevant underlying elements. This technology enables our customers to scale and advance their digital transformation strategies by significantly reducing maintenance requirements and costs borne from constant changes to the underlying software, continuous process modification and optimization, and the flexibility desired by and unique needs of each user.

Growing ecosystem that positions WalkMe at the center of the digital transformation industry. We are investing to continue to grow our brand awareness and build out the WalkMe Beyond brand, an ecosystem of professionals, partners, and collaborators with powerful network effects. We have established WalkMe Beyond as a core strategy that brings together the various industry activities that are shaping our ecosystem, including our research arm, professionals certified by us on our platform, our partners, the Digital Adoption Institute, our customer community portal, Integration center, developer hub and a soon-to-launch services exchange marketplace.

Infrastructure agnostic and extensible technology. Our Digital Adoption Platform can be deployed across any type of application including SaaS cloud applications, on-premise software on servers, on desktops or on mobile devices and across all operating systems. Because our platform works across all of these systems, our customers are able to automate digital processes across their internally built, third-party application environments from a single platform. Our platform is easy to access and operate from anywhere, which is important for increasingly distributed and remote workforces.

Our Market Opportunity

We estimate our total addressable market opportunity to be approximately $34 billion. We calculated this figure by estimating the total number of organizations globally by referencing independent industry data from the S&P Global Market Intelligence database. We segmented these organizations globally into three cohorts based on the number of employees: organizations that have between 500 and 5,000 employees globally, between 5,000 and 25,000 employees globally and over 25,000 employees globally. We then applied an average annual contract value to each cohort using internally generated data of actual customer spend for the respective cohort.

The ARR applied to the estimated number of organizations in each cohort based on the number of global employees is calculated using our internal data for actual customer spend by size, based on global employee count. We calculated the median ARR of the top 100 customers of each cohort, multiplied the calculated ARR for each cohort by the number of organizations in each cohort and then aggregated these values across all cohorts to arrive at our estimated total addressable market opportunity in 2021.

Our Growth Strategy

We intend to capitalize on our large market opportunity, first mover advantage and category-defining technology platform by executing the following key elements of our growth strategy:

Innovate and advance our platform. Our investments in research and development to build our technology have been a core differentiator for us. We released WalkMe for mobile applications in 2017, our Insights engine in 2018, and introduced ActionBot in 2019 and our patented UI Intelligence technology in 2019. We will continue to invest in technology innovation to enhance our platform, including machine-learning, hyper-automation and process mining/discovery technologies.

Acquire new customers. We have achieved significant and broad-based customer adoption, including 242 of the Global 2000. We believe that we have a substantial opportunity to continue to grow our customer base. We intend to accelerate new customer acquisition across the markets that we serve as well as enter into new market segments by scaling our sales and marketing capabilities and channel relationships.

Increase usage and spend from our existing customers. Our customers often initially adopt WalkMe for a specific use case within a single department. After their initial adoption, our customers frequently expand to new users and use cases across additional applications within a department and ultimately to applications across the entire enterprise. We believe that our ease of use, depth, breadth of our platform, and, according to the TEI Study, a pay-back period of less than 3 months, will enable us to increase adoption by our existing customers.

Expand internationally. We believe there is a global need for our Digital Adoption Platform. As of March 31, 2021, we had customers across 42 countries and, during 2020 and the first quarter of 2021, approximately 29% and 30% of our revenue came from customers outside of the United States. We have made significant investments in expanding our presence in Europe, the Middle East, Africa and Asia, and we believe there is a compelling opportunity to expand our offerings internationally in those markets with minimal additional investment to our technology and infrastructure.

Expand our ecosystem and go-to-market partnerships. We intend to continue investing in our ecosystem and partner relationships to extend the functionality of our platform, support new use cases and add new go-to-market channels. We have built a flexible technology platform with open APIs which third-party developers can use to develop and sell new applications and solutions through our WalkMe Marketplace, which will increase our value to our customers and further embed WalkMe as a strategic platform within the enterprise. We will continue to invest in building our partner relationships including our relationships with system integrators to increase our delivery capacity, add new go-to-market channels and increase our sales pipeline. We will continue to grow our WalkMe Beyond ecosystem, digital adoption platform (“DAP”) professional as a Profession and our WalkMe Marketplace for independent professionals to offer services supporting WalkMe.

Our Technology

Our technology is designed to autonomously understand user behavior across digital journeys by leveraging the application UI as the primary integration point to deliver our products. Our UI-focused approach enables seamless integration and allows us to deploy our products across any application—including custom built software—to deliver contextually aware, fully dynamic workflow guidance, as well as automation and analytics based on the user needs. Our Digital Adoption Platform does not require any coding or changes to the underlying application to implement the seamless deployment of WalkMe across the applications used by our customers.

At the core of our UI-focused approach is DeepUI, our proprietary UI Intelligence technology. DeepUI leverages patented AI and machine learning algorithms to analyze any software application or website UI in relation to the user’s process flow context, navigation intent and permissions, among many other factors.

By understanding how users interact with the underlying elements of any application’s UI at a granular level, our Digital Adoption Platform is able to automatically adapt as applications are continuously updated. For example, just as a person would know how to recognize a login page because they have seen similar pages countless times before, our DeepUI technology recognizes the underlying elements of an application’s UI and automatically adapts to enable users to successfully navigate through any application process flow, regardless of changes to the underlying UI. In addition, our DeepUI technology drives reductions in operational and maintenance costs by removing the need to support manual updates triggered by version changes to the underlying application. We do this by periodically scanning the applications upon which our software is deployed and collecting user behavior metadata. We do this seamlessly, with no impact on the user.

The data collected by DeepUI is digested by Insights. Insights collects user attributes, session information, WalkMe interactions, location, device, among others, processing on average billions of events every day. Insights’ core technology is a petabyte scale real-time analytics platform that can support data at any scale and in any form. The events are aggregated and accumulated into smart dashboards, which enable our customers to analyze and run ad hoc queries on real time and historical data. This provides our customers with actionable insights to help with their data-driven decisions and maximize their value from our platform.

Our Core Principles in Building Our Technology

No prerequisites and frictionless deployment on any digital asset

Our technology is platform agnostic and supports any digital asset that is used by our customers, including all modern web browsers (desktop and mobile), mobile native applications (iOS and Android), and desktop operating systems (Windows and macOS).

Simple and flexible deployment across any enterprise environment

Our platform is easy to deploy across any enterprise, including complex IT environments and custom-built software. We support delivery through a browser extension, code snippet, mobile SDK, desktop agent, or through 3rd party apps.

No-code simplicity, enterprise grade functionality

We designed our platform so that any individual can build complex implementations without the need for coding by leveraging our UI intelligence technology and our robust and easy-to-use editor. Like recording a macro in Office, our editor enables the building of Walkthroughs by recording the steps a user takes. This makes building content simple, fast and easy to maintain, while also supporting enterprise requirements such as collaboration by multiple users building on the same account, testing environments or versioning.

Data-driven approach

Our platform is built on a big-data pipeline that collects and processes on average billions of events every day, providing CIOs and business leaders visibility into the software stack and an understanding into digital experiences across applications. In order to monitor business goals, customers are able to leverage data, identify areas of improvement, apply digital adoption capabilities, define success and act upon it.

Deliver extensible, agile and integration-ready platforms

Our platform achieves extensibility and agility by designing core services such as content management and user behavior analysis to be broadly applicable to any application. This reduces the complexity and the required effort needed to adopt new applications that are built to serve additional use cases. Furthermore, our platform is designed to be easily integrated with software utilized by our customers by exposing an API and set of tools for incoming and outgoing data integrations, in both batch mode as well as online.

Cloud-native architecture for performance, reliability and availability

Our software is built on a microservices-based architecture, leveraging public cloud infrastructure from Amazon Web Services and Google Cloud Platform. Our architecture is designed to be highly scalable and reliable, as it runs on top of business critical systems.

Security and privacy by design

WalkMe is ISO 27001 and SOC 2 Type II certified. In addition, we have developed features that provide our customers with security controls over their use of WalkMe that helps achieve their compliance with regulatory requirements. Additionally, our UI-focused integration approach supports improved security by aligning our Digital Adoption Platform with the user role-based policies already integrated within the application.

Our Platform

Our extended functional capabilities, designed to solve key business challenges, include:

Experience

User experience is what drives WalkMe. With WalkMe, our customers can design contextual and personalized experiences that engage and drive user adoption of their digital assets on mobile, web and desktop.

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Smart Walk-Thrus. Smart Walk-Thrus are intelligent and context aware, step-by-step instructions delivered to users in real-time as dynamic, in-app experiences that adjust guidance based on user roles and actions, app navigation orientation, workflow process stage and custom defined conditions. Walk-Thrus simplify the user experience by providing on-screen guidance and automation, helping ensure proper task completion. Examples include guiding employees on how to add a lead or account to a CRM, or helping consumers complete a purchase. Walk-Thrus can also branch into other Walk-Thrus based on contextual rules. They can scroll down pages to a hidden component, commute users in and out of systems (including third-party data sources) and even perform active tasks, such as validating and submitting forms.

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Flow Steps. Flow Steps function to alter the sequence of the Smart Walk-Thru; for example, they can split the Smart Walk-Thru into different paths, wait for a certain condition before continuing, or handle errors.

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SmartTips. SmartTips are functional tool tips used for guidance and validation. SmartTips can add remarks that address certain processes that are prone to user error, especially in complicated or vague forms. SmartTips can provide information on what is on the page or in an input field and provide real-time feedback on data before form submission.

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ShoutOuts. ShoutOuts are notifications that display announcements and encourage interaction. ShoutOuts can be represented by an action button that will launch another WalkMe item. For example, in a CRM setting, ShoutOuts can be used to inform users that the website will be going down for maintenance, or remind employees to log activity.

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Onboarding. Onboarding is a to-do list for users. Onboarding Tasks enable users to see their progress as they move through the Tasks, gamifying the experience and pushing them to complete more tasks and engage with WalkMe. Onboarding can be used to train new hires on a series of tasks, or to help inform users of widespread changes in an application or on a website.

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TeachMe. WalkMe’s Micro-LMS suite, TeachMe, allows users to package their WalkMe experiences into learning modules and complete courses. Learning is available to them in the application when it is most relevant to them. Courses will appear in a tab on the left hand side of the screen that can be minimized or maximized. Courses in TeachMe are made using Walk-Thrus, Resource, Articles, Videos and more.

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Workstation. Workstation connects employees through a single interface to the applications within an enterprise and simplifies task completion through a natural language conversational interface and automation.

•	WalkMe Mobile. WalkMe Mobile is a native mobile platform for iOS and Android applications that adds the WalkMe capabilities to mobile apps.

Automation

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Automated Steps. An Automation process is an automated Smart Walk-Thru that can run simultaneously while a visual Smart Walk-Thru (including balloon steps) is also running. For example, an automated process can copy and paste text from one application and into another and close the process without undermining data integrity.

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ActionBot. Our ActionBot is a natural language chatbot interface that allows users to perform entire tasks from a central conversational interface, meaning the user is not required to search, operate and navigate sophisticated enterprise management systems, fill in complex forms or struggle through convoluted flows between disconnected platforms. The ActionBot automation can be performed on top of the UI or by utilizing APIs.

Build

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No-code editor. Our no-code editor is our main authoring tool through which WalkMe customers can create, design and manage content without writing new software code. With key functionalities such as segmentation, conditional logic and branching, our customers can create seamless user experiences that drive users to success.

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Solution Accelerators. We have built several platform-specific solution templates based on the implementations gathered by WalkMe across the most commonly used applications. These Solution Accelerators drive best practices, reduce customer maintenance efforts and costs and enable faster implementation and time-to-value for frequently used actions such as changing password or updating an address.

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Shield. WalkMe Shield is an automated testing solution which ensures that the end users’ experience is always up-to-date. Shield records both the WalkMe and user experience to ensure flows are up-to-date with every website change, browser update and platform version release.

Insights

WalkMe Insights provides CIOs and business leaders with visibility across the software stack and the insights needed to measure, drive and act to ultimately maximize the impact of their digital transformation strategy.

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Visibility into Software Application Utilization. Provides insight into all applications deployed across an organization, including usage trends, cross-application user journeys, and workflow processes.

•	Real-time Assessment of User Productivity. Provides granular data to identify opportunities to optimize user and business productivity and eliminate the friction from adopting new technologies.

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Innovative Suite of Digital Experience Analytics. Measures user engagement and usage across the underlying application by capturing every interaction users have with HTML elements on a website to create rich user event data that can be leveraged for analytics.

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Powerful User Journey Insights through Session Stream and Session Playback. Session Stream delivers analytics for understanding user journeys and experiences by displaying the exact sequence of user actions and events in a single session. Session Playback pairs with Session Stream to provide a video-like re-creation of a user’s actual experience.

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Unique Business Process Analytics through Funnels. Analyze linear business processes to understand user challenges, path to completion, conversion and logical cohort segmentation. In addition, Funnels provides ability to drill into detailed user-list and session playback analysis and can be used with any WalkMe or application UI interaction.

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Tracked Events Dashboard to Drive Pattern Recognition. Enables CIOs and business leaders to view customer usage trends through Insight’s Tracked Events and better understand patterns to track what works and what does not. Tracked Events Dashboard can be customized with a set of selected tracked events and can be shown at a user or account level.

•	Custom Reports. In cases where customers are interested in datasets that are not available throughout our dashboards, a custom report can be created and added to the WalkMe Insights dashboard. Custom reports can aggregate data from multiple applications in one place and are flexible to be downloaded, sent periodically via email or integrated with external applications, such as BI and Analytics software.

Integration Center

Our Integration Center technology supports both incoming and outgoing integrations to strengthen data analysis on the one hand and create segmented and personalized user experiences on the other. Our customers integrate their most business-critical applications to and from WalkMe for better decision making and more impactful user experiences.

Customers

We serve a diverse set of customers across all major industries, including some of the world’s largest and most sophisticated enterprises. As of March 31, 2021, we had approximately 2,000 customers including 155 of the Fortune 500 and 243 of the Global 2000, as well as 368 customers with ARR greater than $100,000 and 22 customers with ARR greater than $1,000,000. Below is a representative list of customers categorized by industry vertical. No single customer accounted for more than 2.0% and 1.6% of our ARR in the three months ended December 31, 2019 and 2020, respectively, or more than 2.5% and 3.3% of our ARR in the three months ended March 31, 2020 and 2021.

Consumer & Retail	Technology	Financial Services	Energy, Industrial, & Transportation
Circle K L’Oreal Nestle Southern Glazers Ulta	LinkedIn Red Hat Sprinklr Unity Technologies	Bank of the West Citigroup† E*trade†† Goldman Sachs† IGM Financial Services Nasdaq Paychex Sun Life Financial Zurich Insurance Group	American Airlines BMW Chevron Orica Schneider Electric Veolia

Healthcare & Life Science	Education & Non Profit	Communications
AstraZeneca Christus Health Geisinger Modernizing Medicine Parexel Quest Diagnostics Syneos Health Team Health	Kaplan Make a Wish Foundation McGraw Hill Stanford University School of Medicine University of Miami University of Virginia	British Telecommunications PLC Cisco LogMeIn Lumen Technologies

†	Citigroup Global Markets Inc. and Goldman Sachs & Co. LLC are acting as representatives for the underwriters for the offering to which this prospectus relates.
††	E*trade is a subsidiary of Morgan Stanley & Co. LLC who is acting as a representative for the underwriters for the offering to which this prospectus relates.

Customer Case Studies

Nestlé

Nestlé is the world’s largest food and beverage company with over 2,000 brands, nearly 300,000 employees and operations in approximately 190 countries around the world.

The Situation

Nestlé realized early on in its digital transformation that investment in new technology wouldn’t prove valuable if the software wasn’t being used effectively to provide a better experience to end users. With nearly 300,000 end users globally, Nestlé needed a digital adoption solution that could work across applications, both new and existing, to enable a more effective workforce.

WalkMe’s Impact

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WalkMe gave Nestlé insights into user behavior, enabling IT to focus resources on precise pain points and address user challenges quickly. Nestlé deploys WalkMe solutions to simplify key processes and eliminate repetitive tasks, rapidly improving user efficiency.

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Nestlé uses WalkMe Workstation not only as an IT notification center to directly communicate with nearly 300,000 end users globally, but also as a desktop personal assistant to help employees find what they need, when they need it.

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Overall adoption rates at Nestlé increased as friction with applications decreased. Task completion rates increased; even doubled in many cases. Less time was spent on repetitive tasks which allowed employees to take on more value-added work.

Red Hat

Red Hat is a multinational software company that provides open source software products to enterprises. Founded in 1993, Red Hat is headquartered in Raleigh, North Carolina and employs approximately 12,000 employees. Examples of its offerings include Red Hat Enterprise Linux, an operating system that runs on hardware for use in cloud environments, and Red Hat Virtualization, a software solution that allows customers to use a common hardware infrastructure to run various operating systems and applications. Red Hat also creates, maintains and contributes to many free software projects, and has acquired and released several proprietary software product codebases under open source licenses.

The Situation

Red Hat invests heavily in its employee experience with hundreds of live enterprise applications. This complex IT landscape is further complicated by ongoing digital transformation, resulting in constant changes in functionalities and processes.

Red Hat faced challenges including how to improve the employee experience on an increasing number of applications, prevent the inefficient use of applications, increase self-service within applications, and ultimately realize a return on their software investments.

By creating a Center of Excellence with an arm dedicated to Digital Adoption, Red Hat has been able to quickly identify pain points in the employee experience and deploy WalkMe to help.

WalkMe’s Impact

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Red Hat utilizes WalkMe for over 20 applications across their technology stack to simplify user experience, encourage self-service, automate repetitive tasks and gain visibility into how employees interact with technology. In one instance, Red Hat observed 93% fewer clicks for a key sales-related process. The result is improved data integrity and a time savings that relates to the equivalent of two full-time employees a year. This also means associates can focus on meaningful work, which is one of Red Hat’s strategic focus areas.

•	During a recent HCM migration of 17,000 employees in 10 languages, Red Hat calculated over a half a million dollars in cost avoidance due to the elimination of traditional training methods

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Red Hat uses WalkMe for insights into how their employees interact with software, to determine if enterprise applications are being used to their full potential and sunset apps that are no longer of value. Due to the increased transparency into the usage of applications, Red Hat expects to save up to 20% on licensing, experience a $915,000 yearly productivity gain for a specific application, and realize $638,000 in savings on design and implementation training.

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WalkMe allows Red Hat to understand adoption habits throughout the user lifecycle and tailor each piece of technology to user needs without costly development hours. Results include a 39% drop in support tickets on a specific application.

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WalkMe has improved employee experience and engagement at Red Hat, as seen by a 100% user satisfaction within a complex process. Users are also more productive with WalkMe, as seen by employee time savings ranging from 47% to 63% in specific HR processes. This ultimately helps Red Hat promote a culture of self-service while deflecting support.

CHRISTUS Health

CHRISTUS Health is an international not-for-profit health system headquartered in Irving, Texas. CHRISTUS Health operates more than 600 health centers, long-term care facilities, community hospitals, walk-in clinics and health ministries. Beyond the United States, the system also operates services in the Chile, Mexico and Colombia, and employs over 45,000 people, including over 15,000 physicians.

The Situation

CHRISTUS Health comprises more than 600 health centers across the country. Efficient use of technology for such large, busy, and dispersed groups is critical to both patient outcomes as well as the bottom line. With multiple migrations on the horizon, CHRISTUS Health has layered WalkMe over 30 applications to support the rapid digital transformation taking place across the enterprise.

WalkMe’s Impact

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WalkMe supported an enterprise-wide migration to an ERP that replaced over 40 disparate applications for HR, supply chain, performance and financial management, among others. This generated $1 million per month in improved payment outcomes by catching potential errors at the time of entry that would not have otherwise been claimed or processed.

•	WalkMe ActionBot was used to converse with employees, answer questions in real time and automate processes across applications, improving user experience and boosting productivity.

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WalkMe Workstation sits on employee’s desktops and provides unified content to employees via a central communication hub, enabling CHRISTUS Health to simplify self-service support and reduce demand on IT, as well as drive visibility of important announcements directly on the user’s screen. Typically, these key messages would be lost in the abyss of employees’ overloaded email inboxes, but with Workstation, they see open rates of over 90%.

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WalkMe enables CHRISTUS Health to stay agile as an organization. In times of rapid digital transformation, implementing a new process or system update previously took several months, with WalkMe, these changes can be successfully adopted in a matter of days.

Sprinklr

Sprinklr is an American software company based in New York City that develops a world leading SaaS customer experience management (CXM) platform. Founded in 2009, Sprinklr has offices in 25 countries and employs over 2000 employees. The company’s software combines different applications for social advertising, content management, collaboration, employee advocacy, customer care and social media research, enabling businesses to manage their customer experiences on modern channels.

The Situation

Sprinklr uses WalkMe to enable their customers and employees to keep up with their growth. Sprinklr deployed WalkMe on its customer-facing products to reduce support, improve the onboarding experience and increase conversion.

With the success it experienced on its customer facing applications, Sprinklr quickly expanded its use of WalkMe to internal tools. WalkMe has allowed Sprinklr to further enable its users to take advantage of its technology stack in a way that increases effectiveness and fosters a frictionless employee and customer experience.

WalkMe’s Impact

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WalkMe’s analytics are used by Sprinklr to gain actionable insights into customer behavior on its products. This allows Sprinklr to create unique onboarding experiences, which have led to a 330% increase in feature adoption and an 84% increase in engagement with new product announcements.

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WalkMe’s cross-application functionality allows product teams to work together to target users at impactful points in their user journey. This has resulted in a 30% increase in time spent by Sprinklr’s customers and a 22% decrease in customer support tickets.

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Internally, Sprinklr layered WalkMe customized in-app guidance over 11 enterprise applications, with 7-10 planned for this year. Outreach for support on travel and expense applications was reduced by approximately 85%. Employee productivity and satisfaction improved across the applications.

•	WalkMe feels native to Sprinklr’s internal applications, which is especially important when overlaid on an application like an HCM, the one system that touches 100% of employees.

Veolia

Veolia is a French transnational company with activities in three main service and utility areas—water management, waste management and energy services. Veolia is headquartered in Paris, France, and employs nearly 180,000 employees around the world. A global leader in optimized resource management, Veolia designs and provides water, waste and energy management solutions that contribute to the sustainable development of communities and industries.

The Situation

Veolia’s digital transformation involved investing millions of dollars in new technology to migrate away from legacy processes and platforms to boost enterprise-wide productivity. It needed a digital adoption strategy that could unify an employee base that ranged from workers in the field with little exposure to digital tools to corporate employees and get them up to speed quickly on business critical applications.

WalkMe’s Impact

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WalkMe solutions were used to engage 5,000 employees to quickly get them up to speed on over 15 new applications. Prior to Veolia’s implementation of WalkMe, many of the employees in the field had little to no interaction with technology. WalkMe allowed for the rapid upskilling required to support its digital transformation and Veolia proudly reports a 400% return on its initial investment in WalkMe.

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WalkMe Digital Adoption Platform was implemented across over 20 applications for real-time support and insights into software usage. WalkMe allowed Veolia to quantify errors, track progress and measure how long it took employees to learn and complete new processes.

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Veolia uses WalkMe to share data across applications, improve data quality, as well as eliminate extra clicks which saves both time and money. By streaming employee communications with WalkMe Workstation, Veolia observed a 70% jump in employee user engagement with internal communications, up from 10% before WalkMe.

•	Veolia is now seeking to implement WalkMe across their pipeline of new application roll-outs for increased adoption and improved engagement.

Sales and Marketing

Our sales and marketing teams work together closely to drive awareness and adoption of our platform, accelerate customer acquisition and increase revenue from customers. While we sell to organizations of all sizes across a broad range of industries, our key focus is on larger enterprises that tend to invest more heavily in software application deployment. These organizations have larger workforces and customer bases and therefore a greater need for our Digital Adoption Platform. We plan to continue to invest in our direct sales force to grow our larger enterprise customer base, both in the U.S. and internationally.

Marketing

To support our sales team in reaching potential customers, our integrated marketing programs are architected to address the specific needs of our diverse market segments. They create qualified sales opportunities, highlight WalkMe’s position as the market pioneer and leader and educate and raise awareness of our Digital Adoption Platform. In addition, we have tailored customer marketing initiatives focusing on driving expansion within existing accounts and virality among Digital Adoption Platform professionals and advocates.

Our marketing department ensures thought leadership and market education for our Digital Adoption Platform. It promotes activity around our growing WalkMe Beyond ecosystem as well as Realize, our customer and user conference.

Sales

Our go-to-market model involves a combination of direct sales and partner-assisted sales.

Direct Sales:

We sell subscriptions to our platform primarily through our direct sales force which is largely organized by territory and customer size, measured by the number of employees. Our direct sales force is focused on landing new customers, as well as expanding within them as they adopt WalkMe for additional use cases and applications. We typically onboard a new customer with solutions targeting:

•	one application or department, after which our sales force focuses on expanding into other applications or departments, or

•	an enterprise-wide deployment where WalkMe is used across departments, applications and use cases.

We sell to multiple buyers within an enterprise including:

•	CIO or VP IT who is focused on digital transformation to business efficiency, workforce agility and an overall return on software investment;

•	VP of sales, whose priorities include sales productivity and forecast accuracy;

•	Head of Human Resources who aims to improve the digital experience of employees, especially in a remote work environment;

•	Head of Product who is trying to improve revenue and customer retention across an application or platform; and

•	Head of Contact Center who is looking to reduce support overhead and improve productivity of support teams.

Partner-Assisted Sales:

We work with strategic systems integrators such as Accenture, Deloitte, IBM, PwC and Cognizant to sell with and/or through them to their clients. We believe that Global Systems Integrators (“GSI”) are important consulting and implementation partners for WalkMe, enabling enterprises to further their digital adoption strategies and are a natural extension of our go-to-market function. We have also developed relationships with leading regional systems integrators.

Customer Support and Professional Services:

Our customer success team provides customer support for each of our customers. Support begins in the customer acquisition phase and continues throughout the duration of the relationship. Customer support includes working with customers on launch and on-boarding, ongoing support, analytics and renewal. We have a dedicated professional services team. This team provides support to customers that require services, may have special operational needs or may require more custom analytics.

Research and Development

Our research and development organization is responsible for the design, development, testing and delivery of new technologies, features, integrations and improvements to our platform. It is also responsible for operating and scaling our platform, including the underlying public cloud infrastructure.

Our research and development organization consists of teams specializing in software engineering, user experience, product management, data science, technical program management and technical writing. As of March 31, 2021, we had approximately 200 employees in our research and development organization. Our research and development employees are located primarily in our Tel Aviv offices. We intend to continue to invest in our research and development capabilities to expand our platform.

Human Capital Resources, Culture and Values

We employ a growing and highly-skilled employee base, including our sales force and engineers and promote a culture of innovation to continuously enhance our services and commercial footprint. Our human capital objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our current and new employees.

As of March 31, 2021, we had approximately 940 full-time employees. Employee turnover has not had a material impact on our operations to date. None of our employees are represented by a trade or labor union. In certain countries in which we operate, we are subject to local labor law requirements, which may automatically make our employees subject to industry-wide collective bargaining agreements. We have not experienced any work stoppages and we consider our relationship with our employees to be good.

Our Culture and Values

The WalkMe Cultural Framework underlines the foundations of our company culture, forming the basis of how we live and work each day as a customer-focused community of equals. Every member of the team is encouraged to show up, speak up and amplify the voices of those around them. We take pride in our products, our people and the impact we are able to have on the world. Every employee has a powerful and personal impact on the future of the business. Our values include:

•	Empowering Progress: We aim to increase the potential of technology to continue changing how humans interact with the world and the potential of people to constantly fuel that progress.

•	Embracing Authenticity: We share the good and the bad with transparency and empathy and place the highest regard for our employees to be unapologetic in their diversity of opinion.

•	Leading from Eye Level: We are growing fast, empowering employees to shine in a flat structure. We celebrate each other’s wins and believe in the power of ideas and innovation, not the power of rank.

•	Celebrating Uniqueness: We embrace our differences as our greatest asset and take strength from what makes us unique.

•	Accelerating Performance: We empower our customers to realize the value of their technology investments to reduce costs, increase revenue and mitigate risk to the business.

Competition

We have pioneered the Digital Adoption Platform market, and we do not believe that any single company currently offers a solution that effectively competes with the full functionality of our integrated platform technology solutions. Our main sources of competition fall into the following categories:

•	Non-adoption from enterprises maintaining the status quo of offline, internally developed, or non-dynamic, FAQ-centric application guidance and workflow support;

•	Point solutions embedded natively or as an add-on to software provided by diversified enterprise software companies such as SAP, Oracle, Microsoft, Salesforce; and

•	Providers of software for specific in-app guidance or analytics use cases for SaaS applications, which lack holistic platform solutions and extensibility across applications.

We believe that the principal competitive factors in our markets include the following:

•	Breadth of applications and technology integrations supported;

•	Support for cross-application guidance, automation and analytics;

•	Expertise in third-party application implementations;

•

Integration of robust analytics and visualization capabilities: in addition to analytics across WalkMe usage, our Digital Experience Analytics provides usage analytics across the underlying, third-party platforms;

•	Cross-platform support for workflows including mobile native applications (iOS and Android) and desktop (Windows and macOS);

•	Ease of implementation and use;

•	Performance, security, scalability and reliability;

•	Quality of customer support;

•	Total cost of ownership; and

•	Brand recognition and reputation.

We believe that we compete favorably with respect to the factors listed above. However, some of the vendors we compete with might have greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings and larger and more mature intellectual property portfolios. These competitors may be able to leverage these resources to gain business in a manner that discourages customers from purchasing our offerings. Furthermore, we expect that our industry will continue to attract new competitors, including smaller emerging companies, which could introduce new offerings or alternative solutions to the problems we address. We may also expand into new markets and encounter additional competitors in such markets.

Our Intellectual Property

We consider our trademarks, trade dress, patents, copyrights, trade secrets and other intellectual property rights, including those in our know-how and the software code of our proprietary technology and products, to be, in the aggregate, material to our business. We protect our intellectual property rights by relying on federal and state statutory and common law rights, foreign laws where applicable, as well as contractual restrictions.

We seek to control access to our trade secrets and other confidential information related to our proprietary technology by entering into confidentiality agreements with our employees, consultants, vendors and business partners who have access to our confidential information, and we maintain policies and procedures designed to control access to and distribution of our confidential information.

We seek patent protection covering certain inventions originating from us and, from time to time, review opportunities to acquire patents to the extent we believe such patents may be useful or relevant to our business. As of March 31, 2021, we owned six issued U.S. patents, six U.S. patent applications and eight foreign patent applications.

We pursue the registration of our domain names, trademarks and service marks in the United States and in locations outside the United States. As of March 31, 2021, we owned a registered trademark for the “WALKME”

logo in the United States and 14 other countries, and a registered trademark for the “WALKME” mark in Israel. We also had 11 applications for trademark registrations pending in the United States and various other countries.

While most of the intellectual property underlying our technology and products is developed and owned by us, we have obtained rights to use intellectual property of third parties through licenses, services and/or other relevant agreements. Although we believe these agreements are sufficient for the operation of our business, these agreements typically limit our use of the third parties’ intellectual property to specific uses and for specific time periods.

From time to time, we have faced, and we expect to face in the future, allegations by third parties, including our competitors, that we have infringed their trademarks, copyrights, patents and other intellectual property rights or challenging the validity or enforceability of our intellectual property rights. We are not presently a party to any such legal proceedings that, in the opinion of our management, would individually or taken together have a material adverse effect on our business, financial condition, results of operations or cash flows. For additional information regarding the risks discussed above and other risks related to our intellectual property, see “Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Security and Privacy.”

Government Regulations

We are subject to a variety of laws and regulations in the United States, Europe, Israel and elsewhere that involve matters central to our business. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve privacy, data protection and personal information, rights of publicity, content, intellectual property, advertising, marketing, distribution, data security, data retention and deletion, electronic contracts and other communications, competition, consumer protection, telecommunications, taxation, economic or other trade prohibitions or sanctions, anti-corruption law compliance, securities law compliance and online payment services, among others.

In particular, we are subject to U.S. federal, state, and foreign laws regarding privacy and protection of data relating to individuals. Foreign data protection, privacy, content, competition, and other laws and regulations can impose different obligations or be more restrictive than those in the United States. U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain, particularly in the new and rapidly-evolving industry in which we operate, and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices.

We are also subject to the European General Data Protection Regulation (the “GDPR”). The GDPR, and national implementing legislation in EEA member states, impose a strict data protection compliance regime. Failure to comply with the GDPR could result in penalties for noncompliance (including possible fines of up to the greater of €20 million and 4% of our global annual turnover for the preceding financial year for the most serious violations, as well as the right to compensation for financial or non-financial damages claimed by individuals as well as other regulatory investigations and resulting reputational damage).

In addition, following the departure of the United Kingdom as an EU Member State on January 31, 2020, we are subject to the UK General Data Protection Regulation and the UK Data Protection Act 2018 (together, the “UK GDPR”). Failure to comply with the UK DP Laws could lead to fines of up to £17.5 million or 4% of total annual revenue, whichever is greater. Compliance with the GDPR and the UK GDPR may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses and these changes may lead to other additional costs and increase our overall risk exposure.

The California Consumer Privacy Act (the “CCPA”), which took effect in January 2020 and to which we are subject, also establishes certain transparency rules and creates new data privacy rights for users, including rights to access and delete their personal information and new ways to opt-out of certain sales or transfers of their personal information, and provides users with additional causes of action. Additionally, California voters approved a new privacy law, the California Privacy Rights Act (the “CPRA”), in the November 3, 2020 election. Effective starting on January 1, 2023 (with certain obligations applicable to data processed from and after January 2022), the CPRA will significantly modify the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Similarly, there are a number of legislative proposals in the United States, at both the federal and state level, as well as other jurisdictions that could impose new obligations or limitations in areas affecting our business. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (“CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA will require us to incur additional costs and expenses in an effort to comply with it before it becomes effective on January 1, 2023.

As an Israeli headquartered company, we are also subject to the Israeli Protection of Privacy Law, 5741-1981 (the “PPL”), and the regulations enacted thereunder, including the Privacy Protection Regulations (Data Security), 5777-2017 (the “Data Security Regulations”). The PPL imposes certain obligations on the owners of databases containing personal data, including a requirement to register databases with certain characteristics, an obligation to notify data subjects of the purposes for which their personal data is collected and processed and of the disclosure of such data to third parties, a requirement to respond to certain requests from data subjects to access, rectify and/or delete personal data relating to them, and an obligation to maintain the security of personal data. In addition, the Data Security Regulations, impose comprehensive data security requirements on the processing of personal data. The Protection of Privacy Regulations (Transfer of Data to Overseas Databases), 5761-2001, further impose certain conditions on cross-border transfers of personal data from databases in Israel.

Certain violations of the PPL are considered a criminal and/or a civil offense and could expose the violating entity to criminal, administrative, and financial sanctions, as well as to civil actions. Additionally, the Israel Privacy Protection Authority may issue a public statement that an entity violated the PPL, and such a determination could potentially be used against such entity in civil litigation.

In July 2020, the Israeli Ministry of Justice indicated that it intends to promote amendments to the PPL designed, among other things, to accommodate the PPL to the digital era, enhance the Israel Privacy Protection Authority’s investigative and enforcement powers (including powers to impose fines) and to expand data subjects’ rights.

Some countries are also considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. For information regarding risks related to these compliance requirements, please see “Risk Factors—Risks Related to Information Technology, Intellectual Property and Data Security and Privacy—We are subject to stringent and changing laws, regulations, standards, and contractual obligations related to privacy, data protection, and data security. Our actual or perceived failure to comply with such obligations could result in significant liability or reputational harm to our business.” The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the “Risk Factors—Risks Related to Other Legal, Regulatory and Tax Matters” section of this prospectus for information regarding how actions by regulatory authorities or changes in legislation and regulation in the jurisdictions in which we operate may have a material adverse effect on our business.

Facilities

Our corporate headquarters is located in Tel-Aviv, Israel, where we occupy an office space totaling approximately 40,000 square feet, under a lease agreement that expires in February 2023. Our U.S. headquarters is located in San Francisco, where we occupy an office space totaling approximately 40,000 square feet, subject to a lease agreement that expires in July 2024.

We also lease office space in Raleigh, North Carolina, as well as in London, Paris, Tokyo, Sydney and Singapore.

We believe that these facilities are sufficient to meet our current needs and that suitable additional space will be available as needed to accommodate any foreseeable expansion of our operations. We lease all of our facilities and do not own any real property.

Legal Proceedings

We are not subject to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name and position of each of our executive officers and directors as of the date of this prospectus:

Name	Age	Position

Executive Officers

Dan Adika	35	Chief Executive Officer and Chairperson

Rafael Sweary	49	President and Director

Andrew Casey	51	Chief Financial Officer

Non-Employee Directors

Haleli Barath	46	Director

Michele Bettencourt (1)	60	Director

Menashe Ezra (3)	68	Director

Ron Gutler (1) (2) (3)	63	Director

Jeff Horing (3)	57	Director

Rory O’Driscoll (2)	56	Director

Michael Risman (3)	53	Director

Roy Saar (1) (2)	51	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating, governance and sustainability committee

Executive Officers

Dan Adika is our Co-Founder and has served as our Chief Executive Officer and a member of our board of directors since March 2012. Prior to co-founding our company, Mr. Adika served as a software engineer at Hewlett-Packard Company, a computer and information technology company, from May 2010 to May 2011. Before that, from January 2005 to March 2010, Mr. Adika served as a computer programmer in the Israel Defense Forces. We believe that Mr. Adika’s technical experience and knowledge of our company qualify him to serve on our board of directors.

Rafael Sweary is our Co-Founder and has served as our President and as a member of our board of directors since March 2012. Prior to co-founding our company, Mr. Sweary served as the Entrepreneur-in-Residence at Ocean Assets from June 2005 to November 2007. Before that, from June 2001 to June 2005, Mr. Sweary served as the President and Chief Executive Officer at Jetro Platforms, an enterprise software company which he co-founded. Mr. Sweary holds a B.A. in economics from the College of Management Academic Studies in Israel and an M.B.A. from the University of Baltimore. We believe that Mr. Sweary’s broad leadership and industry experience and knowledge of our company qualify him to serve on our board of directors.

Andrew Casey has served as our Chief Financial Officer since March 2020. Prior to joining our company, Mr. Casey served as Senior Vice President Finance and Business Operations at ServiceNow, Inc., a cloud computing company, from June 2014 to March 2020. Before that, Mr. Casey served in senior finance roles at several technology companies, including Vice President, Finance at Hewlett-Packard from September 2011 to June 2014; Senior Director Finance, Enterprise Sales and Services at NortonLifeLock Inc. (formerly Symantec)

from September 2007 to October 2011; Senior Director, Corporate Finance at Oracle Corporation from July 2005 to September 2007; and Director, FP&A at Sun Microsystems from June 1996 to July 2005. Mr. Casey holds a B.A. in economics from the University of Redlands, an M.B.A. from Claremont Graduate University and is a certified Managerial Accountant.

Non-Employee Directors

Haleli Barath has served as a member of our board of directors since February 2021. Since 2009, Ms. Barath has served as Managing Partner at BFP & Co. law firm which she co-founded. Since 2014, Ms. Barath has served as a General Partner at Cerca Partners, a venture capital firm which she co-founded. Since February 2021, Ms. Barath has also served on the board of IM Cannabis Corp., a publicly traded company. Ms. Barath also currently serves on the boards of directors of several privately-held companies. Ms. Barath holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel. We believe that Ms. Barath’s corporate law and business expertise gained from her experience in the legal profession and in the venture capital industry, including her time spent serving on boards of directors of various companies and familiarity with Israeli companies, qualifies her to serve on our board of directors.

Michele Bettencourt has served as a member of our board of directors since March 2021. From February 2017 to February 2020, Ms. Bettencourt served as Co-Chief Executive Officer of He Said She Said Productions NYC, a film production company which she founded. From August 2014 to February 2018, Ms. Bettencourt also served as chairperson of the board of directors of Imperva, Inc., a cyber security company, where she also served as Chief Executive Officer from August 2014 to July 2017. Before that, from November 2010 to March 2014, Ms. Bettencourt served as Chief Executive Officer of Coverity Inc., a software company, through its acquisition by Synopsys, Inc. From January 2006 to October 2009, Ms. Bettencourt served as Senior Vice President of Special Projects at Autonomy Corporation plc. Before that, from 2003 to 2005, Ms. Bettencourt served as Chief Executive Officer of Verity Inc., an enterprise search company, and led the company through its acquisition by Autonomy in 2005. Ms. Bettencourt served on the board of directors of Proofpoint, Inc., an enterprise security company, from April 2012 until January 2017, and on the board of directors of Versant Corporation from January 2012 to December 2012 through its acquisition by Actian Corporation. Ms. Bettencourt holds a B.A. in English from Santa Clara University. We believe that Ms. Bettencourt’s extensive management experience and service on the board of directors of technology companies qualifies her to serve on our board of directors.

Menashe Ezra has served as a member of our board of directors since December 2014. Since 2008, Mr. Ezra has served as Managing Partner at Gemini Israel Ventures, a venture capital firm. Before joining Gemini Israel Ventures, from October 2001 to October 2007, Mr. Ezra served as Managing Partner at BRM Capital, a venture capital firm. Before that, from 1993 to 1998, Mr. Ezra served as Chief Executive Officer at WaveAccess, a wireless communications company which he founded and which was sold to Lucent Technologies Inc., a telecommunications company, or Lucent, in 1998. From December 1998 to April 2001, Mr. Ezra served as VP Wireless Network Solutions at Lucent. Mr. Ezra also serves on the boards of directors of several privately-held companies. Mr. Ezra holds a B.Sc. in electrical engineering from Tel Aviv University. We believe that Mr. Ezra’s experience in the venture capital industry, including his time spent serving on the boards of directors of various companies and familiarity with Israeli companies, qualifies him to serve on our board of directors.

Ron Gutler has served as a member of our board of directors since October 2020. Mr. Gutler currently serves on the boards of directors of Fiverr International Ltd., Wix.com Ltd., CyberArk Software Ltd. and several private companies. From May 2002 through February 2013, Mr. Gutler served as the Chairman of the board of directors of NICE Systems Ltd., a public company specializing in voice recognition, data security and surveillance. Between 2002 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Mr. Gutler is a former Managing Director and Partner of Bankers Trust Company, which is currently part of Deutsche Bank. Mr. Gutler holds a B.A. and an M.B.A. from the Hebrew University of Jerusalem. We believe that Mr. Gutler’s extensive management experience serving on the board of directors of technology companies qualifies him to serve on our board of directors.

Jeff Horing has served as a member of our board of directors since August 2018. Since January 1995, Mr. Horing has served as Managing Director at Insight Venture Partners, a private equity firm which he co-founded. Mr. Horing has served on the boards of directors of JFrog Ltd., a software company, since September 2018; nCino, Inc., a financial technology company, since February 2015; and Alteryx, Inc., a software company, since September 2014. Mr. Horing also currently serves on the boards of directors of several privately-held companies and has previously served on the boards of directors of numerous publicly-held companies, including the board of directors of Tintri, Inc., a software company, from February 2014 to June 2017. Mr. Horing holds a B.S. and B.A. from the University of Pennsylvania’s Moore School of Engineering and the Wharton School, respectively, and an M.B.A. from the M.I.T. Sloan School of Management. We believe that Mr. Horing’s corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on boards of directors of various companies and familiarity with Israeli companies, qualifies him to serve on our board of directors.

Rory O’Driscoll has served as a member of our board of directors since February 2014. Since 2007, Mr. O’Driscoll has served as a Managing Partner at Scale Venture Partners, a venture capital firm. Mr. O’Driscoll has also served as a member of the board of directors of Bill.com Holdings, Inc., a software company, since July 2013. Mr. O’Driscoll previously served on the board of directors of Box, Inc., a data storage and file management software company, from March 2010 to July 2020, and DocuSign, Inc., an eSignature and digital transaction management company, from December 2010 to August 2018. Mr. O’Driscoll also currently serves on the boards of directors of several privately held companies. Mr. O’Driscoll holds a B.Sc. in Economics from the London School of Economics. We believe that Mr. O’Driscoll’s extensive experience in the venture capital industry and his knowledge of technology companies qualify him to serve on our board of directors.

Michael Risman has served as a member of our board of directors since June 2021. Prior to then and since December 2019, he also served as the representative of the former corporate director, Vitruvian Directors I Limited. Since May 2006, Mr. Risman has served as Managing Partner of Vitruvian Partners, a private equity firm which he co-founded. Prior to that, from September 1995 to May 2006, Mr. Risman served as a Global Equity Partner at Apax Partners, a private equity firm, where he led their Information Technology Investment Team in Europe. Mr. Risman has previously served on the boards of directors of Farfetch, a fashion technology company, from November 2014 to August 2020; Just Eat, an online food ordering company from April 2012 to March 2016; and Dialog Semiconductor, a semiconductor solutions manufacturer, from August 1999 to July 2006. Mr. Risman also currently serves on the board of directors of several privately-held companies in which funds managed by Vitruvian Partners have invested. Mr. Risman holds an M.A. in electrical engineering from Cambridge University and an M.B.A. from the Harvard Business School. We believe that Mr. Risman’s extensive experience in the venture capital industry and his knowledge of technology companies qualify him to serve on our board of directors.

Roy Saar has served as a member of our board of directors since March 2012. Since 2008, Mr. Saar has served in positions of increasing responsibility at Mangrove Capital Partners, an investment firm, most recently serving as Partner. In 2002, Mr. Saar co-founded RFcell Technologies Ltd., a wireless product and service provider. Before that, in 1999, he co-founded Sphera Corporation, a virtual server technology vendor for SaaS providers, which was acquired by Parallels in 2007. Since January 2007, Mr. Saar has also served as a member of the board of directors of Wix.com Ltd. Mr. Saar also currently serves on the boards of directors of several privately-held companies. Mr. Saar holds a B.A. in Business Administration and Economics from Tel Aviv University. We believe that Mr. Saar’s extensive experience in the venture capital industry and with technology companies qualify him to serve on our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Corporate Governance Practices

As an Israeli company, we are subject to various corporate governance requirements under the Companies Law. However, pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors (other than the gender diversification rule under the Companies Law, which requires the appointment of a director from the other gender if at the time a director is appointed all members of the board of directors are of the same gender). In accordance with these regulations, we elected to “opt out” from those requirements of the Companies Law. Under these regulations, the exemptions from such Companies Law requirements will continue to be available to us so long as: (i) we do not have a “controlling shareholder” (as such term is defined under the Companies Law), (ii) our shares are traded on certain U.S. stock exchanges, including Nasdaq, and (iii) we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable rules of Nasdaq) applicable to U.S. domestic issuers.

After the closing of this offering, we will be a “foreign private issuer” (as such term is defined in Rule 405 under the Securities Act). As a foreign private issuer, we will be permitted to comply with Israeli corporate governance practices instead of the corporate governance rules of Nasdaq, provided that we disclose which requirements we are not following and the equivalent Israeli requirement.

We intend to rely on this “foreign private issuer exemption” with respect to the quorum requirement for shareholder meetings. Whereas under the corporate governance rules of Nasdaq, a quorum requires the presence, in person or by proxy, of holders of at least 33 1/3% of the total issued outstanding voting power of our shares at each general meeting of shareholders, pursuant to our Post-IPO Articles, and as permitted under the Companies Law, the quorum required for a general meeting of shareholders will consist of at least two shareholders present in person or by proxy in accordance with the Companies Law, who hold or represent at least 33 1/3% of the total outstanding voting power of our shares, except if (i) any such general meeting of shareholders was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting, we qualify to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares (and if the meeting is adjourned for a lack of quorum, the quorum for such adjourned meeting will be, subject to certain exceptions, any number of shareholders). We otherwise intend to comply with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may, however, in the future decide to use the “foreign private issuer exemption” and opt out of some or all of the other corporate governance rules.

Board of Directors

Under the Companies Law and our Post-IPO Articles, our business and affairs will be managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them.

Under our Post-IPO Articles, our board of directors must consist of not less than three but no more than ten directors divided into three classes with staggered three-year terms, provided, however, that in the event at any time our board of directors is comprised of nine or less members, the maximum number of members permitted under the Post-IPO Articles shall not exceed nine. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and thereafter, each year the term of office of only one class of directors will expire.

Our directors will be divided among the three classes as follows:

•	the Class I directors will be Roy Saar, Michael Risman, Menashe Ezra and Dan Adika, and their terms will expire at our annual general meeting of our shareholders to be held in 2022;

•	the Class II directors, will be Michele Bettencourt, Rafael Sweary and Rory O’Driscoll, and their terms will expire at our annual general meeting of our shareholders to be held in 2023; and

•	the Class III directors will be Jeff Horing, Ron Gutler and Haleli Barath, and their terms will expire at our annual general meeting of our shareholders to be held in 2024.

Our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting will be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors.

Each director will hold office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below.

Under our Post-IPO Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or any amendment to this provision shall require the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Post-IPO Articles, the new director filling the vacancy will serve until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors.

Chairperson of the Board

Our Post-IPO Articles provide that the Chairperson of our board of directors is appointed by the members of our board of directors from among them. Under the Companies Law, the chief executive officer of a public company, or a relative of the chief executive officer, may not serve as the chairperson of the board of directors of such public company, and the chairperson of the board of directors of a public company, or a relative of the chairperson, may not be vested with authorities of the chief executive officer of such public company without shareholder approval consisting of a majority vote of the shares present and voting at a shareholders meeting, and in addition, either:

•

at least a majority of the shares of non-controlling shareholders and shareholders that do not have a personal interest in the approval voted at the meeting are voted in favor (disregarding abstentions); or

•

the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment that re voted against such appointment does not exceed two percent (2%) of the aggregate voting rights in the company.

The shareholders’ approval can be effective for a period of up to five years following an initial public offering, and subsequently, for additional periods of up to three years.

In addition, a person who is subordinated, directly or indirectly, to the chief executive officer may not serve as the chairperson of the board of directors; the chairperson of the board of directors may not be vested with authorities that are granted to persons who are subordinated to the chief executive officer; and the chairperson of the board of directors may not serve in any other position in the company or in a controlled subsidiary, but may serve as a director or chairperson of a controlled subsidiary.

During a special and annual general meeting of our shareholders held on June 6, 2021, our shareholders approved the appointment of Dan Adika as Chairperson of our board of directors in addition to his role as our Chief Executive Officer. According to the Companies Law and the regulations promulgated thereunder, such appointment is valid for an initial term of five years following the closing of this offering. Following such initial term, each renewal of the appointment of our Chief Executive Officer as Chairperson of the board of directors will be subject to the shareholder approval described above and will be limited to a three-year term.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on Nasdaq, are required to appoint at least two external directors. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including Nasdaq, which do not have a “controlling shareholder,” may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of the board of directors. In accordance with these regulations, we have elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our board of directors.

Appointment Rights

Pursuant to our articles of association in effect prior to this offering, certain of our shareholders had rights to appoint members of our board of directors. All rights to appoint directors will terminate upon the closing of this offering. Our currently serving directors were appointed as follows:

•	Dan Adika was appointed by a majority vote based on the number of shares held by Mr. Eyal Cohen, Brooks S.M. Projects Ltd. and Mr. Dan Adika;

•	Haleli Barath was appointed by resolution of our board of directors;

•	Michele Bettencourt was appointed by resolution of our board of directors;

•	Menashe Ezra was appointed by Gemini Israel V, L.P. and Gemini Partners Investors V, L.P;

•	Ron Gutler was appointed by unanimous consent of our board of directors;

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Jeff Horing was appointed by Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners IX (Co-Investors), L.P. and Insight Venture Partners (Delaware) IX, L.P.;

•	Rory O’Driscoll was appointed by Scale Venture Partners IV, L.P.;

•	Michael Risman was appointed by Vitruvian Directors I Limited on behalf of Ambleside S.a.r.l;

•	Roy Saar was appointed by Mangrove III Investments S.a.r.l.; and

•	Rafael Sweary was appointed by a majority vote based on the number of shares held by Mr. Eyal Cohen, Brooks S.M. Projects Ltd. and Mr. Dan Adika.

Committees of our Board of Directors

Audit Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint an audit committee. The audit committee must be comprised of at least three directors.

Listing Requirements

Under Nasdaq corporate governance rules, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ron Gutler, Michele Bettencourt and Roy Saar. Ron Gutler serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq corporate governance rules. Our board of directors has determined that each of Ron Gutler, Michele Bettencourt and Roy Saar is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by Nasdaq corporate governance rules.

Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members.

Audit Committee Role

Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee consistent with the Companies Law, the SEC rules and Nasdaq corporate governance rules, which include:

•	retaining and terminating our independent auditors, subject to ratification by our board of directors, and in the case of retention, to ratification by the shareholders;

•	pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms;

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overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act;

•	reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC;

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recommending to our board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor;

•	reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;

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identifying irregularities in our business administration, inter alia, by consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to our board of directors;

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reviewing policies and procedures with respect to transactions (other than transactions related to the compensation or terms of services) between us and our officers and directors, or affiliates of our officers or directors, or transactions that are not in the ordinary course of our business and deciding whether to approve such acts and transactions if so required under the Companies Law; and

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees.

Compensation Committee

Companies Law Requirements

Under the Companies Law, the board of directors of a public company must appoint a compensation committee, which must be comprised of at least three directors.

Listing Requirements

Under the Nasdaq corporate governance rules, we are required to maintain a compensation committee consisting of at least two independent directors.

Our compensation committee consists of Rory O’Driscoll, Ron Gutler and Roy Saar. Rory O’Driscoll serves as chairperson of the compensation committee. Our board of directors has determined that each member of our compensation committee is independent under Nasdaq corporate governance rules, including the additional independence requirements applicable to the members of a compensation committee.

Compensation Committee Role

In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows:

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making recommendations to our board of directors with respect to the approval of the compensation policy for office holders and, once every three years, regarding any extensions to a compensation policy that was adopted for a period of more than three years;

•	reviewing the implementation of the compensation policy and periodically making recommendations to our board of directors with respect to any amendments or updates of the compensation policy;

•	resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and

•	exempting, under certain circumstances, a transaction with our Chief Executive Officer from the approval of our shareholders.

An “office holder” is defined in the Companies Law as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager. Certain of the persons listed in the table under the section titled “Management—Executive Officers and Directors” are office holders under the Companies Law.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with Nasdaq corporate governance rules and the Companies Law, and include among others:

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recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equity-based compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law;

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reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives;

•	approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and

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administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards.

Nominating, Governance and Sustainability Committee

Our nominating, governance and sustainability committee consists of Menashe Ezra, Jeff Horing, Ron Gutler and Michael Risman. Menashe Ezra serves as chairman of the nominating and governance committee. Our board of directors has adopted a nominating, governance and sustainability committee charter setting forth the responsibilities of the committee, which include:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors;

•	assessing the performance of the members of our board;

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establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business; and.

•	overseeing our policies, programs and strategies related to environmental, social and governance matters (ESG)

Compensation Policy under the Companies Law

In general, under the Companies Law, a public company must have a compensation policy approved by the board of directors after receiving and considering the recommendations of the compensation committee. In addition, our compensation policy must be approved at least once every three years, first, by our board of directors, upon the recommendation of our compensation committee, and second, by a simple majority of the ordinary shares present, in person or by proxy, and voting (excluding abstentions) at a general meeting of shareholders, provided that either:

•	such majority includes at least a majority of the shares held by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in such compensation policy; or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

Under special circumstances, the board of directors may approve the compensation policy despite the objection of the shareholders on the condition that the compensation committee and then the board of directors decide, on the basis of detailed grounds and after discussing again the compensation policy, that approval of the compensation policy, despite the objection of shareholders, is for the benefit of the company.

If a company that initially offers its securities to the public, like us, adopts a compensation policy in advance of its initial public offering, and describes it in its prospectus for such offering, then such compensation policy shall be deemed a validly adopted policy in accordance with the Companies Law requirements described above. Furthermore, if the compensation policy is established in accordance with the aforementioned relief, then it will remain in effect for a term of five years from the date such company becomes a public company.

The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors:

•	the education, skills, experience, expertise and accomplishments of the relevant office holder;

•	the office holder’s position and responsibilities;

•	prior compensation agreements with the office holder;

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the ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company;

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if the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equity-based components; and

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if the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

The compensation policy must also include, among other things:

•	with regards to variable components:

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with the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, or if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; and

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the ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant.

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a condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements;

•	the minimum holding or vesting period of variable equity-based components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and

•	a limit to retirement grants.

Our compensation policy, which will become effective immediately prior to the closing of this offering, is designed to promote retention and motivation of directors and executive officers, incentivize superior individual excellence, align the interests of our directors and executive officers with our long-term performance and provide a risk management tool. To that end, a portion of our executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods and performance based vesting for equity-based compensation.

Our compensation policy also addresses our executive officers’ individual characteristics (such as their respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as a signing bonus and special bonuses with respect to any special achievements, such as outstanding personal achievement, outstanding personal effort or outstanding company performance), equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses are limited to a maximum amount linked to the executive officer’s base salary.

An annual cash bonus may be awarded to executive officers upon the attainment of pre-set periodic objectives and individual targets. The annual cash bonus that may be granted to our executive officers other than our Chief Executive Officer will be based on performance objectives and a discretionary evaluation of the executive officer’s overall performance by our Chief Executive Officer and subject to minimum thresholds. The annual cash bonus that may be granted to executive officers other than our Chief Executive Officer may alternatively be based entirely on a discretionary evaluation. Furthermore, our Chief Executive Officer will be entitled to approve performance objectives for executive officers who report to him.

The measurable performance objectives of our Chief Executive Officer will be determined annually by our compensation committee and board of directors. A non-material portion of the Chief Executive Officer’s annual cash bonus, as provided in our compensation policy, may be based on a discretionary evaluation of the Chief Executive Officer’s overall performance by the compensation committee and the board of directors.

The equity-based compensation under our compensation policy for our executive officers (including members of our board of directors) is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the executive officers’ interests with our long-term interests and those of our shareholders and to strengthen the retention and the motivation of executive officers in the long term. Our compensation policy provides for executive officer compensation in the form of share options or other equity-based awards, such as restricted shares and restricted share units, in accordance with our equity incentive plan then in place. The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the executive officer.

In addition, our compensation policy contains compensation recovery provisions which allow us under certain conditions to recover bonuses paid in excess, enable our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer who reports directly him (provided that the changes of the terms of employment are in accordance with our compensation policy) and allow us to exculpate, indemnify and insure our executive officers and directors to the maximum extent permitted by Israeli law subject to certain limitations set forth therein.

Our compensation policy also provides for compensation to the members of our board of directors either (i) in accordance with the amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, or (ii) in accordance with the amounts determined in our compensation policy.

Our compensation policy, which will be approved by our board of directors and shareholders prior to the closing of this offering, will become effective immediately prior to the closing of this offering and will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Compensation of Directors and Executive Officers

Directors

Under the Companies Law, the compensation of our directors requires the approval of our compensation committee, the subsequent approval of our board of directors and, unless exempted under regulations promulgated under the Companies Law, the approval of our shareholders at a general meeting. If the compensation of our directors is inconsistent with our stated compensation policy, then those provisions that must be included in the compensation policy according to the Companies Law must have been considered by the compensation committee and board of directors, and shareholder approval will also be required, provided that:

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at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such matter, present and voting at such meeting, are voted in favor of the compensation package, excluding abstentions; or

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the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such matter voting against the compensation package does not exceed two percent (2%) of the aggregate voting rights in the Company.

Executive Officers other than the Chief Executive Officer

The Companies Law requires the approval of the compensation of a public company’s executive officers (other than the chief executive officer) in the following order: (i) the compensation committee, (ii) the company’s board of directors, and (iii) if such compensation arrangement is inconsistent with the company’s stated compensation policy, the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve a compensation arrangement with an executive officer that is inconsistent with the company’s stated compensation policy, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide detailed reasons for their decision.

An amendment to an existing arrangement with an office holder (who is not a director) requires only the approval of the compensation committee, if the compensation committee determines that the amendment is not material in comparison to the existing arrangement. However, according to regulations promulgated under the Companies Law, an amendment to an existing arrangement with an office holder (who is not a director) who is subordinate to the chief executive officer shall not require the approval of the compensation committee, if (i) the amendment is approved by the chief executive officer, (ii) the company’s compensation policy provides that a non-material amendment to the terms of service of an office holder (other than the chief executive officer) may be approved by the chief executive officer and (iii) the engagement terms are consistent with the company’s compensation policy.

Chief Executive Officer

Under the Companies Law, the compensation of a public company’s chief executive officer is required to be approved by: (i) the company’s compensation committee; (ii) the company’s board of directors, and (iii) the company’s shareholders (by a special majority vote as discussed above with respect to the approval of director compensation). However, if the shareholders of the company decline to approve the compensation arrangement with the chief executive officer, the compensation committee and board of directors may override the shareholders’ decision if each of the compensation committee and the board of directors provide, in detail, reasons for their decision. The approval of each of the compensation committee and the board of directors should be in accordance with the company’s stated compensation policy; however, in special circumstances, they may approve compensation terms of a chief executive officer that are inconsistent with such policy provided that they have considered those provisions that must be included in the compensation policy according to the Companies Law and that shareholder approval was obtained (by a special majority vote as discussed above with respect to the approval of director compensation). In addition, the compensation committee may waive the shareholder approval requirement with regards to the approval of the engagement terms of a candidate for the chief executive officer position, if it determines that the compensation arrangement is consistent with the company’s stated compensation policy and that the chief executive officer candidate did not have a prior business relationship with the company or a controlling shareholder of the company and that subjecting the approval of the engagement to a shareholder vote would impede the company’s ability to employ the chief executive officer candidate. In the event that the chief executive officer candidate also serves as a member of the board of directors, his or her compensation terms as chief executive officer will be approved in accordance with the rules applicable to approval of compensation of directors.

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2020 was approximately $4.8 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to such executive officers and directors, and other benefits commonly reimbursed or paid by companies in Israel.

As of March 31, 2021, options to purchase 7,545,376 ordinary shares granted to our executive officers and directors were outstanding under our equity incentive plans at a weighted average exercise price of $6.74 per ordinary share.

After the closing of this offering and subject to the approval of our shareholders which we expect to obtain prior to the closing of this offering, we intend to pay each of our non-employee directors an annual retainer of $30,000, with an additional annual payment for service on board committees as follows: $10,000 (or $20,000 for the chairperson) per membership of the audit committee, or $7,500 (or $15,000 for the chairperson) per membership of the compensation committee and $4,000 (or $8,000 for the chairperson) per membership of the nominating, governance and sustainability committee or any other board committee. In addition, upon election, non-employee directors, will be granted equity awards under our incentive plan at a value of $400,000, which will vest on a monthly basis over a period of three years. In addition, each non-employee director will be granted equity awards under our incentive plan (provided the director is still in office) at a value of $180,000, which will vest on the earlier of the first anniversary of the date on which such options and restricted share units were granted or the date upon which our next annual general meeting of the shareholders is convened, subject to such director’s continued service through such date. Any unvested equity grants will accelerate and fully vest upon the occurrence of a change in control transaction.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor cannot be an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or its representative. An “interested party” is defined in the Companies Law as (i) a holder of 5% or more of the issued share capital or voting power in a company, (ii) any person or entity who has the right to designate one or more directors or to designate the chief executive officer of the company or (iii) any person who serves as a director or as chief executive officer of the company. We have not yet appointed our internal auditor, but we intend to appoint an internal auditor following the closing of this offering.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care includes, among other things, a duty to use reasonable means, in light of the circumstances, to obtain:

•	information on the business advisability of a given action brought for his, her or its approval or performed by virtue of his, her or its position; and

•	all other important information pertaining to such action.

The duty of loyalty requires that an office holder act in good faith and in the best interests of the company, and includes, among other things, the duty to:

•	refrain from any act involving a conflict of interest between the performance of his, her or its duties in the company and his, her or its other duties or personal affairs;

•	refrain from any activity that is competitive with the business of the company;

•	refrain from exploiting any business opportunity of the company for the purpose of gaining a personal advantage for himself, herself or itself or others; and

•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his, her or its position as an office holder.

Under the Companies Law, a company may approve an act specified above which would otherwise constitute a breach of the office holder’s duty of loyalty, provided that the office holder acted in good faith, neither the act nor its approval harms the company, and the office holder discloses his, her or its personal interest a sufficient time before the approval of such act. Any such approval is subject to the terms of the Companies Law setting forth, among other things, the appropriate bodies of the company required to provide such approval and the methods of obtaining such approval.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that such office holder may have and all related material information known to such office holder concerning any existing or proposed transaction with the company. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which such person has the right to appoint at least one director or the general manager, but excluding a personal interest stemming solely from one’s ownership of shares in the company. A personal interest includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to the officer holder’s vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

If it is determined that an office holder has a personal interest in a non-extraordinary transaction, meaning any transaction that is in the ordinary course of business, on market terms or that is not likely to have a material impact on the company’s profitability, assets or liabilities, approval by the board of directors is required for the transaction unless the company’s articles of association provide for a different method of approval. Any such transaction that is adverse to the company’s interests may not be approved by the board of directors.

Approval first by the company’s audit committee and subsequently by the board of directors is required for an extraordinary transaction (meaning any transaction that is not in the ordinary course of business, not on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities) in which an office holder has a personal interest.

A director and any other office holder who has a personal interest in a transaction which is considered at a meeting of the board of directors or the audit committee may generally (unless it is with respect to a transaction which is not an extraordinary transaction) not be present at such a meeting or vote on that matter unless a majority of the directors or members of the audit committee, as applicable, have a personal interest in the matter. If a majority of the members of the audit committee or the board of directors have a personal interest in the matter, then all of the directors may participate in deliberations of the audit committee or board of directors, as applicable, with respect to such transaction and vote on the approval thereof and, in such case, shareholder approval is also required.

Certain disclosure and approval requirements apply under Israeli law to certain transactions with controlling shareholders, certain transactions in which a controlling shareholder has a personal interest and certain arrangements regarding the terms of service or employment of a controlling shareholder. For these purposes, a controlling shareholder is any shareholder that has the ability to direct the company’s actions, including any shareholder holding 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be one shareholder.

For a description of the approvals required under Israeli law for compensation arrangements of officers and directors, see “—Compensation of Directors and Executive Officers.”

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power with respect to the company, including, among other things, in voting at a general meeting and at shareholder class meetings with respect to the following matters:

•	an amendment to the company’s articles of association;

•	an increase of the company’s authorized share capital;

•	a merger; or

•	interested party transactions that require shareholder approval.

In addition, a shareholder has a general duty to refrain from discriminating against other shareholders.

Certain shareholders also have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or exercise any other rights available to it under the company’s articles of association with respect to the company. The Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our Post-IPO Articles include such a provision. An Israeli company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

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a financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria;

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reasonable litigation expenses, including legal fees, incurred by the office holder (1) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (2) in connection with a monetary sanction;

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reasonable litigation expenses, including legal fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third-party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent; and

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expenses, including reasonable litigation expenses and legal fees, incurred by an office holder in relation to an administrative proceeding instituted against such office holder, or certain compensation payments made to an injured party imposed on an office holder by an administrative proceeding, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care to the company or to a third-party, including a breach arising out of the negligent conduct of the office holder;

•	a financial liability imposed on the office holder in favor of a third-party;

•	a financial liability imposed on the office holder in favor of a third-party harmed by a breach in an administrative proceeding; and

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expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of an administrative proceeding instituted against him or her, pursuant to certain provisions of the Israeli Securities Law.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of the duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of the duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine, monetary sanction or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by the compensation committee and the board of directors (and, with respect to directors and the chief executive officer, by the shareholders). However, under regulations promulgated under the Companies Law, the insurance of office holders does not require shareholder approval and may be approved by only the compensation committee if the engagement terms are determined in accordance with the company’s compensation policy, which was approved by the shareholders by the same special majority required to approve a compensation policy, provided that the insurance policy is on market terms and the insurance policy is not likely to materially impact the company’s profitability, assets or obligations.

Our Post-IPO Articles allow us to exculpate, indemnify and insure our office holders for any liability imposed on them as a consequence of an act (including any omission) which was performed by virtue of being an office holder. Our office holders are currently covered by a directors and officers’ liability insurance policy.

We have entered into indemnification agreements with each of our directors and executive officers exculpating them in advance, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The maximum indemnification amount set forth in such agreements is limited to an amount equal to the higher of (i) 10% of our initial public offering’s valuation, (ii) 25% of our total shareholders’ equity as reflected in our most recent consolidated financial statements prior to the date on which the indemnity payment is made and (iii) 10% of our total market cap calculated based on the average closing price our ordinary shares over the 30 trading days prior to the actual payment, multiplied by the total number of our issued and outstanding shares as of the date of the payment (other than indemnification for an offering of securities to the public, including by a shareholder in a secondary offering, in which case the maximum indemnification amount is limited to the gross proceeds raised by us and/or any selling shareholder in such public offering). The maximum amount set forth in such agreements is in addition to any amount paid (if paid) under insurance and/or by a third-party pursuant to an indemnification arrangement.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

Employment Agreements with Executive Officers

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive salary and benefits. These agreements may also contain customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. However, the enforceability of the non-competition provisions may be limited under applicable law.

Share Option Plans

Restated 2012 Plan

The Restated 2012 Plan was adopted by our board of directors on June 29, 2012, amended as of December 6, 2012, and further amended and restated on June 4, 2020 and further amended on May 11, 2021. The Restated 2012 Plan provides for the grant of options to our employees, directors, office holders, consultants and other eligible service providers. The Restated 2012 Plan terminated upon the effective date of the registration statement of which this prospectus forms a part, and we will not grant any additional awards under the Restated 2012 Plan. However, the Restated 2012 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the Restated 2012 Plan.

Authorized Shares. As of the date of this prospectus, there are 1,300,899 ordinary shares reserved and available for issuance under the Restated 2012 Plan. Ordinary shares subject to options granted under the Restated 2012 Plan that expire or become unexercisable without having been exercised in full will become available again for future grant under the 2021 Share Incentive Plan.

Administration. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, administers the Restated 2012 Plan. Under the Restated 2012 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the Restated 2012 Plan and any notices of grant or options granted thereunder, appoint a trustee, designate recipients of option grants, designate the types of options and elect the Israel tax track with respect to the options, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an option grant or the method of payment for an award, accelerate or amend the vesting schedule applicable to an option grant, prescribe the forms of agreement for use under the Restated 2012 Plan and take all other actions and make all other determinations necessary for the administration of Restated 2012 Plan. If the administrator is a duly authorized committee of our board of directors, our board of directors will determine the grant of options to be made, if any, to members of such committee.

The administrator also has the authority to amend and rescind rules and regulations relating to the Restated 2012 Plan or terminate the Restated 2012 Plan.

Eligibility. The Restated 2012 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”), or, for options granted to consultants, advisors, service providers or controlling shareholders of the company, under Section 3(i) of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Section 102 includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for the grantee, permits the issuance to a trustee under the “capital gain track.”

Grant. All options granted pursuant to the Restated 2012 Plan are evidenced by a notice of grant, in a form approved by the administrator in its sole discretion. The notice of grant will set forth the terms and conditions of the option grant. Each option will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Unless otherwise determined by the administrator and stated in the option agreement, and subject to the conditions of the Restated 2012 Plan, options vest and become exercisable under the following schedule: twenty-five percent (25%) of the shares covered by the option, on the first anniversary of the vesting commencement date determined by the administrator, and 1/36 of the shares covered by the award at the end of each subsequent month thereafter over the course of the following three (3) years; provided that the grantee remains continuously as an employee or provides services to the Company throughout such vesting dates.

Exercise. An option under the Restated 2012 Plan may be exercised by providing the company with a written or electronic notice of exercise and full payment of the exercise price for such shares with respect to which the option is exercised, in such form and method as may be determined by the administrator and permitted by applicable law, and any other deliverable as may be stipulated in the option agreement. An option may not be exercised for a fraction of a share.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the Restated 2012 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of an optionee’s employment or service with the company or any of its affiliates for any reason other than “cause” (as defined in the Restated 2012 Plan) or due to such optionee’s death or disability, all vested and exercisable options held by such optionee as of the date of termination may be exercised within three months after such date of termination, unless otherwise provided by the administrator. After such three month period, all unexercised options will terminate and the shares covered by such options shall again be available for issuance under the Restated 2012 Plan and after this offering, under the 2021 Share Incentive Plan.

In the event of termination of an optionee’s employment or service with the company or any of its affiliates due to such optionee’s death or disability, all vested and exercisable options held by such optionee as of the date of termination may be exercised by the optionee, the optionee’s legal guardian, the optionee’s estate, or by a person who acquired the right to exercise the option by bequest or inheritance, as applicable, within twelve months after such date of termination, unless otherwise provided by the administrator. Any options which are unvested as of the date of death or disability or which are vested but not then exercised within the twelve month period following such date, will terminate and the shares covered by such options shall again be available for issuance under the Restated 2012 Plan and, after this offering, under the 2021 Share Incentive Plan.

Notwithstanding any of the foregoing, if an optionee’s employment or services with the company or any of its affiliates is terminated for “cause,” all outstanding options held by such optionee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such options shall again be available for issuance under the Restated 2012 Plan and, after this offering, under the 2021 Share Incentive Plan.

Right of Repurchase. If, after an optionee has exercised an option under the Restated 2012 Plan, an event defined as “cause” occurs while the optionee remains employed or engaged by the Company or the optionee violates the terms of any confidentiality, non-competition or other agreement with the Company, then the Company shall have the right to repurchase all of the shares held by the optionee in exchange for payment of the exercise price, forfeit all such shares, redeem all such shares at par value (or for less than that amount if allowed by applicable law), convert such shares into deferred shares entitling their holder only to their par value upon liquidation, or take any other action which may be required in order to achieve similar results.

Adjustments. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of our shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the company (but not including the conversion of any convertible securities of the company), the administrator shall make an appropriate adjustment in the number of shares related to each outstanding option and to the number of shares reserved for issuance under the Restated 2012 Plan, to the class and kind of shares subject to the Restated 2012 Plan, as well as the exercise price per share of each outstanding option, provided however, that any fractional shares resulting from such adjustment shall be rounded down to the nearest whole share unless otherwise determined by the administrator. Except as expressly provided herein, no issuance by the company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to an option.

Merger or Acquisition. In the event of a sale of all or substantially all of the assets or shares of the company, or a merger or other reorganization of the company with or into another corporation or a scheme of arrangement for the purpose of effecting such sale or merger, the administrator shall have discretion to (i) cause any outstanding option to be assumed or an equivalent award substituted by the successor company or one of its affiliates, or (ii) in the event such options are not assumed or substituted for, provide the optionee the right to exercise the award as to all or part of the shares, including discretion to accelerate vesting of unvested awards and provide for cancellation of unexercised options upon closing of the transaction, and/or provided for cancellation of each outstanding option in exchange for a cash payment for each vested share equal to the fair market value foregoing of the underlying shares, as reflected in the terms of the transaction, less the exercise price, or (iii) notwithstanding the foregoing, provide that upon completion of the transaction that the terms of any option will be otherwise amended, modified or terminated and/or that the option will confer the right to receive any other security or asset, including cash, as the administrator shall deem in good faith to be appropriate.

U.S. Appendix. Our United States Appendix to the Restated 2012 Plan (the “U.S. Appendix”) governs option awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes. The U.S. Appendix will share in the option pool discussed above. Each option will be evidenced by a notice of grant, which will contain the terms and conditions upon which such option will be issued and exercised. Each option which is intended to be an incentive stock option will be granted in compliance with the requirements of Section 422 of the Code and applicable law. Only our United States employees are eligible to be granted incentive stock options. With respect to any option granted to a United States optionee, in the event of a conflict between the terms of the U.S. Appendix and the Restated 2012 Plan, the terms of the U.S. Appendix will prevail.

2021 Share Incentive Plan

We adopted, which will become effective upon the completion of this offering, the 2021 Plan. The 2021 Plan provides for the grant of equity-based incentive awards to our employees, directors, office holders, service providers and consultants in order to incentivize them to increase their efforts on behalf of the Company and to promote the success of the Company’s business.

Shares Available for Grants. The maximum number ordinary shares available for issuance under the 2021 Plan is equal to the sum of (i) 9,954,480 shares, (ii) any shares subject to awards under the Restated 2012 Plan which have expired, or were cancelled, terminated, forfeited or settled in cash in lieu of issuance of shares or became unexercisable without having been exercised and (iii) an annual increase on the first day of each year beginning in 2022 and on January 1st of each calendar year thereafter and ending on January 1, 2031, equal to the lesser of (A) 5% of the outstanding ordinary shares of the Company on the last day of the immediately preceding calendar year, on a fully diluted basis; and (B) such amount as determined by our board of directors if so determined prior to January 1 of a calendar year, provided that no more than 99,544,800 ordinary shares may be issued upon the exercise of Incentive Stock Options. If permitted by our board of directors, shares tendered to pay the exercise price or withholding tax obligations with respect to an award granted under the 2021 Plan or the Restated 2012 Plan may again be available for issuance under the 2021 Plan, unless determined otherwise by the Board. Our board of directors may also reduce the number of ordinary shares reserved and available for issuance under the 2021 Plan in its discretion.

Administration. Our board of directors, or a duly authorized committee of our board of directors, or the administrator, will administer the 2021 Plan. Under the 2021 Plan, the administrator has the authority, subject to applicable law, to interpret the terms of the 2021 Plan and any award agreements or awards granted thereunder, designate recipients of awards, determine and amend the terms of awards, including the exercise price of an option award, the fair market value of an ordinary share, the time and vesting schedule applicable to an award or the method of payment for an award, accelerate or amend the vesting schedule applicable to an award, prescribe the forms of agreement for use under the 2021 Plan and take all other actions and make all other determinations necessary for the administration of the 2021 Plan.

The administrator also has the authority to approve the conversion, substitution, cancellation or suspension under and in accordance with the 2021 Plan of any or all option awards or ordinary shares, and the authority to modify option awards to eligible individuals who are foreign nationals or are individuals who are employed outside Israel to recognize differences in local law, tax policy or custom, in order to effectuate the purposes of the 2021 Plan but without amending the 2021 Plan.

The administrator also has the authority to amend and rescind rules and regulations relating to the 2021 Plan or terminate the 2021 Plan at any time before the date of expiration of its ten year term.

Eligibility. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance and for awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Code and Section 409A of the Code.

Grants. All awards granted pursuant to the 2021 Plan will be evidenced by an award agreement, in a form approved, from time to time, by the administrator in its sole discretion. The award agreement will set forth the terms and conditions of the award, including the type of award, number of shares subject to such award, vesting schedule and conditions (including performance goals or measures) and the exercise price, if applicable. Certain awards under the 2021 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards.

Unless otherwise determined by the administrator and stated in the award agreement, and subject to the conditions of the 2021 Plan, awards vest and become exercisable under the following schedule: 25% of the shares covered by the award on the first anniversary of the vesting commencement date determined by the administrator (and in the absence of such determination, the date on which such award was granted) and 6.25% of the shares covered by the award at the end of each subsequent three-month period thereafter over the course of the following three years; provided that the grantee remains continuously as an employee or provides services to the company throughout such vesting dates.

Each award will expire ten years from the date of the grant thereof, unless such shorter term of expiration is otherwise designated by the administrator.

Awards. The 2021 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), ordinary shares, restricted shares, RSUs, stock appreciation rights and other share-based awards.

Options granted under the 2021 Plan to the Company employees who are U.S. residents may qualify as “incentive stock options” within the meaning of Section 422 of the Code, or may be non-qualified stock options. The exercise price of an option may not be less than the par value of the shares (if the shares bear a par value) for which such option is exercisable. The exercise price of an Incentive Stock Option may not be less than 100% of the fair market value of the underlying share on the date of grant or such other amount as may be required pursuant to the Code, and in the case of Incentive Stock Options granted to ten percent stockholders, not less than 110%.

Exercise. An award under the 2021 Plan may be exercised by providing the Company with a written or electronic notice of exercise and full payment of the exercise price for such shares underlying the award, if applicable, in such form and method as may be determined by the administrator and permitted by applicable law. An award may not be exercised for a fraction of a share. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2021 Plan, the administrator may, in its discretion, accept cash, provide for net withholding of shares in a cashless exercise mechanism or direct a securities broker to sell shares and deliver all or a part of the proceeds to the Company or the trustee.

Transferability. Other than by will, the laws of descent and distribution or as otherwise provided under the 2021 Plan, neither the options nor any right in connection with such options are assignable or transferable.

Termination of Employment. In the event of termination of a grantee’s employment or service with the Company or any of its affiliates, all vested and exercisable awards held by such grantee as of the date of termination may be exercised within three months after such date of termination, unless otherwise determined by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. After such three-month period, all such unexercised awards will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

In the event of termination of a grantee’s employment or service with the Company or any of its affiliates due to such grantee’s death or permanent disability, or in the event of the grantee’s death within the three month period (or such longer period as determined by the administrator) following his or her termination of service, all vested and exercisable awards held by such grantee as of the date of termination may be exercised by the grantee or the grantee’s legal guardian, estate or by a person who acquired the right to exercise the award by bequest or inheritance, as applicable, within one year after such date of termination, unless otherwise provided by the administrator, but in no event later than the date of expiration of the award as set forth in the award agreement. Any awards which are unvested as of the date of such termination or which are vested but not then exercised within the one year period following such date, will terminate and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Notwithstanding any of the foregoing, if a grantee’s employment or services with the Company or any of its affiliates is terminated for “cause” (as defined in the 2021 Plan), all outstanding awards held by such grantee (whether vested or unvested) will terminate on the date of such termination and the shares covered by such awards shall again be available for issuance under the 2021 Plan.

Voting Rights. Except with respect to restricted share awards, grantees will not have the rights as a shareholder of the Company with respect to any shares covered by an award until the award has vested and/or the grantee has exercised such award, paid any exercise price for such award and becomes the record holder of the shares. With respect to restricted share awards, grantees will possess all incidents of ownership of the restricted shares, including the right to vote and receive dividends on such shares.

Dividends. Grantees holding restricted share awards will be entitled to receive dividends and other distributions with respect to the shares underlying the restricted share award. Any stock split, stock dividend, combination of shares or similar transaction will be subject to the restrictions of the original restricted share award. Grantees holding RSUs will not be eligible to receive dividend but may be eligible to receive dividend equivalents.

Transactions. In the event of a share split, reverse share split, share dividend, recapitalization, combination or reclassification of the Company’s shares, the administrator in its sole discretion may, and where required by applicable law shall, without the need for a consent of any holder, make an appropriate adjustment in order to adjust (i) the number and class of shares reserved and available for the outstanding awards, (ii) the number and class of shares covered by outstanding awards, (iii) the exercise price per share covered by any award, (iv) the terms and conditions concerning vesting and exercisability and the term and duration of the outstanding awards, (v) the type or class of security, asset or right underlying the award (which need not be only that of the Company, and may be that of the surviving corporation or any affiliate thereof or such other entity party to any of the above transactions), and (vi) any other terms of the award that in the opinion of the administrator should be adjusted; provided that any fractional shares resulting from such adjustment shall be rounded to the nearest whole share unless otherwise determined by the administrator. In the event of a distribution of a cash dividend to all shareholders, the administrator may determine, without the consent of any holder of an award, that the exercise price of an outstanding and unexercised award shall be reduced by an amount equal to the per share gross dividend amount distributed by the Company, subject to applicable law.

In the event of a merger or consolidation of the Company or a sale of all, or substantially all, of the Company’s shares or assets or other transaction having a similar effect on the Company, or change in the composition of the board of directors, or liquidation or dissolution, or such other transaction or circumstances that our board of directors determines to be a relevant transaction, then without the consent of the grantee, (i) unless otherwise determined by the administrator, any outstanding award will be assumed or substituted by such successor corporation, or (ii) regardless of whether or not the successor corporation assumes or substitutes the award (a) provide the grantee with the option to exercise the award as to all or part of the shares, and may provide for an acceleration of vesting of unvested awards, (b) cancel the award and pay in cash, shares of the Company, the acquirer or other corporation which is a party to such transaction or other property as determined by the administrator as fair in the circumstances, or (c) provide that the terms of any award shall be otherwise amended, modified or terminated, as determined by the administrator to be fair in the circumstances.

2021 Employee Share Purchase Plan

We adopted, which will become effective upon the completion of this offering, the ESPP. The ESPP is comprised of two distinct components: (1) the component intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Code (the “Section 423 Component”) and (2) the component not intended to be tax qualified under Section 423 of the Code to facilitate participation for employees who are not eligible to benefit from favorable U.S. federal tax treatment and, to the extent applicable, to provide flexibility to comply with non U.S. law and other considerations (the “Non Section 423 Component”).

Authorized Shares. A total of 1,824,988 of our ordinary shares will be available for sale under the ESPP, subject to adjustment as provided for in the ESPP. In addition, on the first day of each fiscal year beginning with our 2022 fiscal year and through our 2031 fiscal year, such pool of ordinary shares shall be increased by that number of our ordinary shares equal to the lesser of:

•	1% of the outstanding ordinary shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; or

•	such other amount as our board of directors may determine.

In no event will more than ordinary shares be available for issuance under the Section 423 Component.

ESPP Administration. Unless otherwise determined by our board of directors, the compensation committee of our board of directors; or the administrator; will administer the ESPP and will have the authority to interpret the terms of the ESPP and determine eligibility under the ESPP, to impose a mandatory holding period under which employees may not dispose or transfer shares under the ESPP, prescribe, revoke and amend forms, rules and procedures relating to the ESPP, and otherwise exercise such powers and to perform such acts as the administrator deems necessary or expedient to promote the best interests of the Company and its subsidiaries and to carry out the intent that the ESPP be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

Eligibility. Participation in the Section 423 Component may be limited in the terms of any offering to employees of the Company and any of its designated subsidiaries (a) who customarily work 20 hours or more per week, (b) whose customary employment is for more than five months per calendar year and (c) who satisfy the procedural enrollment and other requirements set forth in the ESPP. Under the Section 423 Component, designated subsidiaries include any subsidiary (within the meaning of Section 424(f) of the Code) of the Company that has been designated by our board of directors or the compensation committee as eligible to participate in the ESPP (and if an entity does not so qualify within the meaning of Section 424(f) of the Code, it shall automatically be deemed to be a designated subsidiary in the Non-Section 423 Component). In addition, with respect to the Non-Section 423 Component, designated subsidiaries may include any corporate or noncorporate entity in which the Company has a direct or indirect equity interest or significant business relationship. Under the Section 423 Component, no employee may be granted a purchase right if, immediately after the purchase right is granted, the employee would own (or, under applicable statutory attribution rules, would be deemed to own) shares possessing 5% or more of the total combined voting power or value of all classes of shares of the Company or any of its subsidiaries. In addition, in order to facilitate participation in the ESPP, the compensation committee may provide for such special terms applicable to participants who are citizens or residents of a non-U.S. jurisdiction, or who are employed by a designated subsidiary outside of the U.S., as the compensation committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to eligible employees who are residents of the United States.

Offering Periods. The ESPP provides for offering periods, not to exceed 27 months each, during which we will grant rights to purchase our ordinary shares to our employees. The timing of the offering periods will be determined by the administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical.

Contributions. The ESPP will permit participants to purchase our ordinary shares through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (which maximum percentage shall be 20% in the absence of any such specification). A participant may increase or decrease the percentage of compensation designated in his or her subscription agreement, or may suspend his or her payroll deductions, at any time during an offering period; provided, however, that the administrator may limit the number of changes a participant may make in the applicable offering document. In the absence of any specific designation by the administrator, a participant may decrease (but not increase) his or her payroll deduction elections one time during each offering period Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase our ordinary shares at the end of each offering period. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of our ordinary shares on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (and may not be lower than such amount with respect to the Section 423 Component).

Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our ordinary shares. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Corporate Transactions. In the event of certain transactions or events such as a consolidation, merger or similar transaction, a sale or transfer of all or substantially all of the Company’s assets, or a dissolution or liquidation of the Company, with respect to which the administrator determines that an adjustment is appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the ESPP or with respect to any outstanding purchase rights under the ESPP, the administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the ESPP; (b) the class(es) and number of shares and price per share subject to outstanding rights; and (c) the purchase price with respect to any outstanding rights. In addition, in any such situation, the administrator may, in its discretion, make other adjustments, including:

a.	providing for either (i) termination of any outstanding right in exchange for an amount of cash, or (ii) the replacement of such outstanding right with other rights or property;

b.	providing that the outstanding rights under the ESPP shall be assumed by the successor or survivor corporation, with appropriate adjustments as to the number and kind of shares and prices;

c.	making adjustments in the number and type of shares (or other securities or property) subject to outstanding rights under the ESPP and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

d.	providing that participants’ accumulated payroll deductions may be used to purchase shares prior to the next occurring purchase date on such date as the administrator determines and the participants’ rights under the ongoing offering period(s) shall be terminated; and

e.	providing that all outstanding rights shall terminate without being exercised.

Amendment; Termination. The administrator will have the authority to amend, suspend or terminate the ESPP. The ESPP is not subject to a specific termination date.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 and after this offering by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our executive officers and directors as a group.

The beneficial ownership of ordinary shares is determined in accordance with SEC rules and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of March 31, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned prior to this offering is based on 73,402,098 ordinary shares outstanding as of March 31, 2021, after giving effect to the Preferred Share Conversion. The percentage of shares beneficially owned after this offering is based on 73,402,098 ordinary shares outstanding as of March 31, 2021, after giving effect to the Preferred Share Conversion and our issuance of 9,250,000 ordinary shares in this offering.

As of March 31, 2021, we had 153 holders of record of our ordinary shares in the United States.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares. See “Description of Share Capital and Articles of Association—Voting Rights.” Following the closing of this offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares. We have also set forth below information known to us regarding any significant change in the percentage ownership of our ordinary shares by any major shareholders during the past three years. Unless otherwise noted below, each shareholder’s address is 1 Walter Moses St., Tel Aviv, 6789903, Israel.

We have requested that the underwriters make issuer directed allocations in the aggregate of 1,774,192 ordinary shares to entities affiliated with Insight Partners and Vitruvian Partners, which are affiliated with certain of our directors. However, because these issuer directed allocations represent our request, and do not constitute a binding agreement or commitment on behalf of Insight Partners or Vitruvian Partners, these shareholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these shareholders as they will on any other shares sold to the public in this offering. The following table does not reflect any such potential purchases by these existing shareholders or their affiliated entities. To the extent any shares are purchased by these shareholders, the number of ordinary shares beneficially owned and the percentage of ordinary shares beneficially owned, in each case, after this offering by these shareholders and their affiliated directors, would increase from that set forth in the table below.

A description of any material relationship that our principal shareholders have had with us or any of our affiliates within the past three years is included under “Certain Relationships and Related Party Transactions.”

	Ordinary shares beneficially owned before and after this offering	Percentage of ordinary shares beneficially owned
		Before this offering	After this offering

Name of Beneficial Owner
Principal Shareholders:
Entities Affiliated with Insight Partners(1)	23,447,372	31.9	28.4
Entities Affiliated with Greenspring Associates(2)	10,366,855	14.1	12.5
Scale Venture Partners IV, LP(3)	9,429,021	12.9	11.4
Entities Affiliated with Mangrove Capital Partners(4)	6,278,354	8.6	7.6
Entities Affiliated with Gemini Israel Ventures(5)	7,730,048	10.5	9.4

Executive Officers and Directors:
Dan Adika(6)	2,210,226	2.9	2.6
Rafael Sweary(7)	2,029,916	2.7	2.4
Andrew Casey(8)	183,597	*	*
Haleli Barath(9)	51,944	*	*
Michele Bettencourt(10)	1,944	*	*
Menashe Ezra(5)	7,730,048	10.5	9.4
Ron Gutler(11)	7,335	*	*
Jeff Horing(1)	23,447,372	31.9	28.4
Rory O’Driscoll(3)	9,429,021	12.9	11.4
Michael Risman(12)	3,404,955	4.6	4.1
Roy Saar(13)	6,444,594	8.8	7.8
All directors and executive officers as a group (11 individuals)	54,940,952	74.7	66.4

*	Indicates ownership of less than 1%.
(1)

Consists of (i) 14,222,932 ordinary shares held of record by Insight Venture Partners IX, L.P., (ii) 7,066,982 ordinary shares held of record by Insight Venture Partners (Cayman) IX, L.P., (iii) 1,506,917 ordinary shares held of record by Insight Venture Partners (Delaware) IX, L.P.,, (iv) 283,901 ordinary shares held of record by Insight Venture Partners IX (Co-Investors), L.P., and (v) 366,640 ordinary shares held of record by Grace Software Cross Fund Holdings, L.P. Insight Holdings Group, LLC (“Holdings”) is the sole shareholder of each of Insight Venture Associates IX, Ltd. (“IVA IX Ltd”) and Insight Associates XI, Ltd. (“IA XI Ltd”). IVA IX Ltd is the general partner of Insight Venture Associates IX, L.P. (“IVA IX LP”), which is the general partner of Insight Venture Partners IX, L.P., Insight Venture Partners (Cayman) IX, L.P., Insight Venture Partners (Delaware) IX, L.P. and Insight Venture Partners IX (Co-Investors), L.P. (collectively “Fund IX”). IA XI Ltd is the general partner of Insight Associates XI, L.P. (“IA XI LP”), which is the manager of Grace Software Holdings II GP, LLC (“Grace LLC”). Grace LLC is the general partner of Grace Software Cross Fund Holdings, L.P. (“Grace LP”). Each of Jeffrey L. Horing, Deven Parekh, Peter Sobiloff, Jeffrey Lieberman and Michael Triplett is a member of the board of managers of Holdings. Because Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett are members of the board of managers of Holdings, Holdings is the sole shareholder of each of IVA IX Ltd and IA XI Ltd, IVA IX LP is the general partner of Fund IX, IA XI LP is the manager of Grace LLC and Grace LLC is the general partner of Grace LP, Messrs. Horing, Parekh, Sobiloff, Lieberman and Triplett may be deemed to share voting and dispositive power over the shares noted above. Mr. Horing, a member of the board of directors of the Company, disclaims beneficial ownership of the shares held of record by each of Fund IX and Grace, except to the extent of his pecuniary interest therein, if any. The address for these entities is c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, NY 10036.

(2)

Consists of (i) 5,948,813 ordinary shares held by Greenspring Opportunities III, L.P. (“GO III”), (ii) 3,013,139 ordinary shares held by Greenspring Global Partners VI-A, L.P. (“GGP VIA”), (iii) 1,203,629 ordinary shares held by Greenspring Global Partners VI-C, L.P. (“GGP VIC”), (iv) 185,933 ordinary shares held by

Greenspring Secondaries Fund IV, L.P. (“Greenspring Secondaries IV”), (v) 6,426 ordinary shares held by Greenspring Secondaries Fund IV-D, L.P. (“Greenspring Secondaries IV-D”) and (vi) 8,915 ordinary shares held by Greenspring Secondaries Fund IV-K, L.P. (collectively with Greenspring Secondaries IV and Greenspring Secondaries IV-D, “Greenspring Secondaries”). Greenspring Opportunities General Partner III, L.P. (“GO III GP”), is the general partner of GO III. Greenspring Opportunities GP III, LLC (“GO III GP LLC”), is the general partner of GO III GP. Greenspring General Partner VI, L.P. (“Greenspring General Partner”), is the general partner of GGP VI-A and GGP VI-C. Greenspring GP VI, LLC. (“Greenspring GP LLC”), is the general partner of Greenspring General Partner. Greenspring Secondaries General Partner IV, L.P. (“Secondaries GP”), is the general partner of Greenspring Secondaries. Greenspring Secondaries GP IV, LLC (“Secondaries GP LLC”), is the general partner of Secondaries GP. Greenspring Associates, LLC (“Greenspring Associates”), is the managing member of each of GO III GP LLC and Secondaries GP LLC. C. Ashton Newhall and James Lim own and control each of Greenspring GP LLC. and Greenspring Associates. Each of C. Ashton Newhall and James Lim may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III, GGP VI-A, GGP VI-C and Greenspring Secondaries. Greenspring Associates may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III and Greenspring Secondaries. Each of GO III GP LLC and GO III GP may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GO III. Each of Greenspring GP LLC and Greenspring General Partner may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by GGP VI-A and GGP VI-C. Each of Secondaries GP and Secondaries GP LLC may be deemed to beneficially own and have voting, investment and dispositive power with respect to the shares held by Greenspring Secondaries. Each of GO III GP, GO III GP LLC, Greenspring General Partner, Greenspring GP LLC, Secondaries GP, Secondaries GP LLC, Greenspring Associates, C. Ashton Newhall and James Lim disclaims beneficial ownership of such shares, except to the extent of its or his proportionate pecuniary interest therein, if any. The address of each of GO III, GGP VI-A, GGP VI-C, Greenspring Secondaries, GO III GP, GO III GP LLC, Greenspring General Partner, Greenspring GP LLC, Secondaries GP, Secondaries GP LLC, Greenspring Associates, C. Ashton Newhall, and James Lim is 100 Painters Mill Road, Suite 700, Owings Mills, Maryland 21117.
(3)

Consists of 9,429,021 ordinary shares held of record by Scale Venture Partners IV, L.P. (“SVP IV”). The general partner of SVP IV is Scale Venture Management IV, L.P. whose general partner is Scale Venture Management IV, LLC (“Scale IV LLC”). Rory O’Driscoll, one of our directors, Andrew Vitus and Stacey Bishop are managers of Scale IV LLC and share voting and dispositive power with respect to the ordinary shares held by SVP IV. The address for these entities is c/o Scale Venture Partners, 950 Tower Lane, Suite 1150, Foster City, California 94404.

(4)

Consists of (i) 5,638,420 ordinary shares held by Mangrove III Investments S.à r.l (“Mangrove III”) and (ii) 639,934 ordinary shares held by Mangrove V Investments S.à r.l (“Mangrove V”). Mangrove III and Mangrove V are private limited liability companies incorporated and organized under the laws of Luxembourg. Mangrove III S.C.A. SICAR is the owner of 100% of the share capital of Mangrove III and Mangrove V (SCA), RAIF is the owner of 100% of the share capital of Mangrove V. Mangrove III S.C.A. SICAR and Mangrove V (SCA), RAIF are funds incorporated and organized under the laws of Luxembourg in the form of partnerships limited by shares. Mangrove III S.C.A. SICAR is regulated by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier) and is managed by Mangrove III Management S.A., a public limited company incorporated and organized under the laws of Luxembourg. Mangrove V (SCA), RAIF is managed by Mangrove Capital Partners S.A., a public limited company incorporated and organized under the laws of Luxembourg. Mangrove Capital Partners S.A. is an alternative investment fund manager authorized and supervised by the Luxembourg CSSF (Commission de Surveillance du Secteur Financier). Roy Saar, one of our directors, is a partner at Mangrove Capital Partners S.A. The members of the board of directors of Mangrove III Management S.A. are Mark Tluszcz, Hans-Jürgen Schmitz and Willibrord Ehses and the members of the board of directors of Mangrove Capital Partners S.A. are Mark Tluszcz, Hans-Jürgen Schmitz, Michael Rabinowicz and Gerardo Lopez Fojaca. Mangrove Capital Partners S.A.’s address is 31 Boulevard Joseph II, L-1840, Luxembourg.

(5)

Consists of (i) 7,652,748 ordinary shares held of record by Gemini Israel V Limited Partnership (“Gemini V”) and (ii) 77,300 ordinary shares held of record by Gemini Partners Investors V L.P. (“Gemini Partners”). Gemini Capital Associates V LP (“Gemini Associates LP”) is the general partner of Gemini V and Gemini Capital Associates V GP, Ltd. (“Gemini Associates GP”) is the general partner of Gemini Associates LP. Gemini Israel Funds IV Ltd. is the general partner of Gemini Partners. Yossi Sela and Menashe Ezra are the managing partners of Gemini Associates GP, and Yossi Sela and Menashe Ezra are the managing partners of Gemini Israel Funds IV Ltd. The address for these entities is 1 Abba Eban Avenue, Merkazim 2001, Bldg A, 3rd Floor, Herzliya Israel.

(6)	Includes 2,210,226 ordinary shares underlying options exercisable within 60 days of March 31, 2021.
(7)

Includes (a) 1,133,305 ordinary shares held by Brooks S.M. Projects Ltd. and (b) 896,611 ordinary shares underlying options exercisable within 60 days of March 31, 2021. Does not include the ordinary shares to be issued upon the conversion of certain Series A preferred shares Mr. Sweary may be deemed to beneficially own pursuant to an irrevocable proxy and power of attorney granted in favor of Mr. Sweary with respect to such shares that will terminate upon the closing of this offering.

(8)

Includes 101,089 ordinary shares underlying options exercisable within 60 days of March 31, 2021. Also includes 82,508 ordinary shares underlying options that will vest upon the completion of this offering.

(9)	Includes 51,944 ordinary shares underlying options exercisable within 60 days of March 31, 2021.
(10)	Includes 1,944 ordinary shares underlying options exercisable within 60 days of March 31, 2021.
(11)	Includes 7,335 ordinary shares underlying options exercisable within 60 days of March 31, 2021.
(12)

Consists of 3,404,955 ordinary shares held by Ambleside S.a.r.l., which is a wholly-owned subsidiary of Vitruvian Investment Partnership I, a fund managed by Vitruvian Partners. Mr. Risman is the managing partner of Vitruvian Partners.

(13)

Consists of (i) 6,278,354 ordinary shares beneficially held by entities affiliated with Mangrove Capital Partners as set forth in footnote (4) above and (ii) 166,240 Ordinary shares underlying options exercisable within 60 days of March 31, 2021 held by Mr. Saar.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Management.” We also describe below certain other transactions with our directors, executive officers and shareholders.

Preferred Equity Financings

Series E-3 Preferred Share Financing. In June 2018, we signed a third extension to the Series E Share Purchase Agreement, dated as of October 7, 2016, undertaking to sell to investors an aggregate of 3,047,459 of our Series E-3 preferred shares at a purchase price of $13.12569 per share for an aggregate purchase price of $40 million, such shares to be issued (against payment) upon our funding request, no later than 24 months from the initial closing. In October 2018, we signed a joinder to the third extension to the Series E Share Purchase Agreement, undertaking to sell an aggregate of 761,864 of our Series E-3 preferred shares at a purchase price of $13.12569 per share for an aggregate purchase price of $10 million. Each Series E-3 preferred share will automatically convert into one ordinary share immediately prior to the closing of this offering in accordance with the terms of our articles of association.

Series F Preferred Share Financing. In November 2019, we signed a Series F Share Purchase Agreement, undertaking to sell to investors an aggregate of 4,103,487 of our Series F preferred shares at a purchase price of $21.932565 per share for an aggregate purchase price of $90 million, such shares to be issued (against payment) from time to time upon our funding request(s) or the purchase request(s) of such investors, no later than 24 months from the initial closing or (if earlier) upon an IPO or exit event. In January 2020, we signed a joinder to the Series F Share Purchase Agreement, selling an aggregate of 159,338 of our Series F preferred shares at a purchase price of $21.932565 per share for an aggregate purchase price of approximately $3.5 million. Each Series F preferred share will automatically convert into one ordinary share immediately prior to the closing of this offering in accordance with the terms of our articles of association.

The following table summarizes the Series E-3 preferred shares and Series F preferred shares purchased by holders of more than 5% of our share capital, our executive officers, members of our board of directors and any entities affiliated with our executive officers or a member of our board of directors, as of the date of this prospectus:

	Series E-3 Preferred Shares		Series F Preferred Shares
Shareholder(1)	Shares Purchased	Aggregate Purchase Price	Shares Purchased	Aggregate Purchase Price
Entities Affiliated with Insight Partners(2)	2,607,525	$34.2 million	911,886	$20.0 million
Entities Affiliated with Mangrove Capital Partners(3)	439,934	$5.8 million	—	—
Entity Affiliated with Vitruvian Partners(4)	—	—	3,191,601	$70.0 million

(1)	Additional details regarding certain of these shareholders and their equity holdings are provided in this prospectus under the caption “Principal Shareholders.”
(2)	Jeff Horing, a member of our board of directors, is a member of the board of managers of Insight Holdings Group LLC.
(3)	Roy Saar, a member of our board of directors, is a partner at Mangrove Capital Partners.
(4)	Michael Risman, a member of our board of directors, is the managing partner of Vitruvian Partners.

Rights of Appointment Pre-IPO

Our board of directors currently consists of ten directors. Pursuant to our articles of association in effect prior to this offering, certain of our shareholders, including our related parties, had rights to appoint members of our board of directors. See the section titled “Management—Appointment Rights.”

All rights to appoint directors and observers will terminate upon the closing of this offering, although currently serving directors that were appointed prior to this offering will continue to serve pursuant to their appointment until the annual general meeting of our shareholders at which the term of their class of director expires.

Investor’s Rights Agreement

In June 2021, we entered into an amended and restated investor’s rights agreement with certain holders of our preferred shares, entities affiliated with certain of our executive officers and directors, as well as certain of our executive officers and directors. These shareholders are entitled to certain registration rights with respect to the registrable securities held by them. For a description of these registration rights, see “Description of Share Capital and Articles of Association—Registration Rights.”

Other Transactions

In March 2012, we entered into a consulting agreement with Brooks S.M. Projects Ltd. (“Brooks”), an entity controlled by Rafael Sweary, our President and a member of our board of directors. Under the agreement, Brooks and Mr. Sweary provided marketing, business strategy and business development consulting services at a monthly cost of NIS 41,250 plus VAT. In May 2019, Brooks and Mr. Sweary terminated the consulting agreement. We paid Brooks an aggregate of approximately $0.5 million and $0.2 million under the consulting agreement for the years ended December 31, 2018 and 2019, respectively.

Maya Flisser, the spouse of Dan Adika, our Chief Executive Officer and a member of our board of directors, is employed by us as a Purchasing Manager based in Tel Aviv. We believe Ms. Flisser’s compensation is aligned with that of employees of similar companies in Tel Aviv having similar skills and experience. Ms. Flisser is not an executive officer of the Company.

For each of the years ended December 31, 2018, 2019 and 2020, we paid BFP & Co. (“BFP”), our external corporate counsel, consideration of approximately $790,000, $590,000 and $320,000, respectively, for legal services. For the three months ended March 31, 2021, we paid BFP approximately $125,000 for legal services. Haleli Barath, a member of our board of directors, is a partner at BFP.

Agreements with Directors and Officers

Employment and Consulting Agreements. We have entered into written employment agreements with each of our executive officers. See “Management—Employment and Consulting Agreements with Executive Officers.”

Awards. Since our inception, we have granted options to purchase our ordinary shares to our executive officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition or change of control transactions and other circumstances. We describe our option plans under “Management—Share Option Plans.”

Exculpation, Indemnification and Insurance. Our Post-IPO Articles permit us to exculpate, indemnify and insure certain of our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with certain office holders, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law, subject to certain exceptions, including with respect to liabilities resulting from this offering to the extent that these liabilities are not covered by insurance. See “Management—Exculpation, Insurance and Indemnification of Directors and Officers.”

Participation in this Offering

We have requested that the underwriters make issuer directed allocations in the aggregate of 1,774,192 ordinary shares to entities affiliated with Insight Partners and Vitruvian Partners. As discussed above, Jeff Horing, a member of our board of directors, is a member of the board of managers of Insight Holdings Group LLC, and Michael Risman, a member of our board of directors, is the managing partner of Vitruvian Partners. Because our issuer directed allocations represent our request, and do not constitute a binding agreement or commitment on behalf of Insight Partners or Vitruvian Partners, these shareholders may determine to purchase more, fewer or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these shareholders as they will on any other shares sold to the public in this offering.

Related Party Transaction Policy

Our board of directors has adopted a written related party transaction policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION

The following is a description of the material terms of our Post-IPO Articles as they will be in effect upon the closing of this offering. The following descriptions of share capital and provisions of our Post-IPO Articles are summaries and are qualified by reference to our Post-IPO Articles, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. The description of the ordinary shares reflects changes to our capital structure that will occur upon the closing of this offering.

Share Capital

Our authorized share capital upon the closing of this offering will consist of 900,000,000 ordinary shares, no par value each, of which 82,652,098 shares will be issued and outstanding immediately following the closing of this offering.

Our board of directors may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. We may also issue and redeem redeemable securities on such terms and in such manner as our board of directors shall determine.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

Registration Number and Purposes of the Company

We are registered with the Israeli Registrar of Companies. Our registration number is 51-4682269. Our affairs are governed by our articles of association (and, from and after the closing of this offering, our Post-IPO Articles), applicable Israeli law and the Companies Law. Our purpose as set forth in our Post-IPO Articles is to engage in any lawful act or activity.

Voting Rights

All ordinary shares will have identical voting and other rights in all respects.

Registration Rights

Following the completion of this offering, subject to the lock-up agreements entered into in connection with this offering, certain holders of our ordinary shares will be entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of our amended and restated investor’s rights agreement between us and the holders of these shares, which was entered into in June 2021, and include demand registration rights, Form F-3 registration rights, and piggyback registration rights. The registration of ordinary shares by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

In any registration made pursuant to such amended and restated investor’s rights agreement, all expenses, including the reasonable fees and expenses of one counsel for the initiating holders, will be borne by us and the discounts or commissions payable to any underwriter will be born pro rata buy the holders participating in such registration. However, we will not be required to bear the expenses in connection with the exercise of the demand or Form F-3 registration rights if the request is subsequently withdrawn at the request of the holders holding a majority of registrable securities to be registered, unless at the time of such withdrawal, such holders have learned of a material adverse change in the condition or business of the Company not known to them at the time of their request for such registration, and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change.

Demand Registration Rights

We expect that the holders of an aggregate of 61,368,628 of our ordinary shares following this offering, based on the number of ordinary shares outstanding as of March 31, 2021 (after giving effect to the Preferred Share Conversion), and an additional 6,677,295 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2021, or their permitted transferees, will be entitled to demand registration rights. Under the terms of the amended and restated investor’s rights agreement, at any time after six months following the closing of this offering and until the fifth anniversary thereof, holders of a majority of registrable securities (as defined in the amended and restated investor’s rights agreement) can request that we register their shares for trading on any securities exchange or under any market system as to which any our ordinary shares are then admitted for trading, for a reasonably estimated minimum offering amount of $5.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investor’s rights agreement. We may postpone the filing of a registration statement no more than once during any 12-month period for up to 120 days if our board of directors determines that the filing would be seriously detrimental to us and our shareholders. We are not required to effect a demand registration under certain additional circumstances specified in the amended and restated investor’s rights agreement.

Form F-3 Registration Rights

We expect that the holders of an aggregate of 61,368,628 of our ordinary shares following this offering, based on the number of ordinary shares outstanding as of March 31, 2021 (after giving effect to the Preferred Share Conversion), and an additional 6,677,295 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2021, or their permitted transferees, will be entitled to Form F-3 registration rights. At any time after six months following the closing of this offering and until the fifth anniversary thereof, if we are eligible and qualified to file a registration statement on Form S-3, holders can request that we register their shares on a registration statement on Form F-3, with anticipated net proceeds, of at least $1.0 million. We are required to effect only one registration statement on Form F-3 in any 12-month period. We may postpone the filing of a registration statement on Form F-3 no more than once during any 12-month period for up to 120 days if our board of directors determines that the filing would be seriously detrimental to us and our shareholders. We are not required to effect a registration on Form F-3 under certain additional circumstances specified in the amended and restated investor’s rights agreement.

Piggyback Registration Rights

If we register any of our securities for public sale at any time including at the closing of this offering and until the fifth anniversary thereof, we expect that the holders of an aggregate of 61,368,628 of our ordinary shares, based on the number of ordinary shares outstanding as of March 31, 2021 (after giving effect to the Preferred Share Conversion), and an additional 6,677,295 ordinary shares issuable upon the exercise of options outstanding as of March 31, 2021, or their permitted transferees, will be entitled to piggyback registration rights, subject to the lock-up agreements entered into in connection with this offering. However, this right does not apply to (1) a registration pursuant to the exercise of a demand or a Form F-3 registration; (2) a registration relating to employee benefit plans; (3) a registration relating to corporate reorganization or other transactions on Form F-4; or (4) a registration on any registration form that does not permit secondary sales or that does not include substantially the same information covering the sales of registrable securities (as defined in the amended and restated investor’s rights agreement). The underwriters of any underwritten offering will have the right, in their sole discretion, to limit, for marketing reasons, the number of shares registered by these holders, in which case the number of shares to be registered will be reduced, first, to shareholders other than the holders of registrable securities, and second, pro rata among these holders, according to the total amount of securities required to be included by each holder in the registration, subject to additional circumstances specified in the amended and restated investor’s rights agreement. After this offering, the holders of registrable securities cannot be reduced to less than 25% of the aggregate number of securities proposed to be registered.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Post-IPO Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of Nasdaq. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Post-IPO Articles or the laws of the State of Israel, except for ownership by nationals of some countries that are, have been, or will be, in a state of war with Israel.

Election of Directors

Under our Post-IPO Articles, our board of directors must consist of not less than three but no more than      directors. Pursuant to our Post-IPO Articles, each of our directors will be appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders provided that (i) in the event of a contested election the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a plurality of the voting power represented at the general meeting in person or by proxy and voting on the election of directors. In addition, our directors are divided into three classes, one class being elected each year at the annual general meeting of our shareholders, and serve on our board of directors until the third annual general meeting following such election or re-election or until they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events in accordance with the Companies Law and our Post-IPO Articles. In addition, our Post-IPO Articles provide that vacancies on our board of directors may be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our Post-IPO Articles, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors. See “Management—Board of Directors.”

Special Approval Requirements

Under our Post-IPO Articles, certain actions require the affirmative consent of at least two-thirds of our directors then in office and entitled to vote: any resolution (1) to enter into a merger, consolidation, acquisition, amalgamation, business combination, issue equity securities or debt securities convertible into equity or other similar transaction that would reasonably be expected to result in (a) an increase to the beneficial ownership of an existing shareholder beneficially owning twenty-five percent of our issued and outstanding share capital immediately prior to the closing of such transaction or (b) a new shareholder beneficially owning twenty-five percent or more of our issued and outstanding share capital immediately following the completion of such transaction, (2) to directly or indirectly sell, assign, convey, transfer, lease or otherwise dispose of, in one or a series of transactions, all or substantially all of our assets, (3) to effect any material change to our principal business, (4) to transfer our headquarters out of Israel, or (5) to effectively not nominate Dan Adika, Rafael Sweary or Haleli Barath for re-election to the board of directors by our shareholders.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Post-IPO Articles do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the ordinary shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, have been, or will be, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year and no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our Post-IPO Articles as special general meetings. Our board of directors may call special general meetings of our shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting of our shareholders upon the written request of (i) any two or more of our directors, (ii) one-quarter or more of the serving members of our board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the board of directors include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Our Post-IPO Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the board of directors, which, as a company listed on an exchange outside Israel, may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our articles of association;

•	appointment, terms of service or and termination of service of our auditors;

•	appointment of directors, including external directors (if applicable);

•	approval of certain related party transactions;

•	increases or reductions of our authorized share capital;

•	a merger; and

•

the exercise of our board of directors’ powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our Post-IPO Articles, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting rights

Quorum

Pursuant to our Post-IPO Articles, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting of shareholders. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person or by proxy in accordance with the Companies Law who hold or represent at least 33 1⁄3% of the total outstanding voting power of our shares, except that if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the board of directors and (ii) at the time of such general meeting we qualify as to use the forms and rules of a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of our shares. The requisite quorum shall be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a quorum, unless a meeting was called pursuant to a request by our shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described above.

Vote Requirements

Our Post-IPO Articles provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our Post-IPO Articles. Under the Companies Law, certain actions require the approval of a special majority, including: (i) an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest, (ii) the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary) and (iii) certain compensation-related matters described above under “Management—Compensation Committee—Compensation Policy under the Companies Law.” Under our Post-IPO Articles, the alteration of the rights, privileges, preferences or obligations of any class of our shares (to the extent there are classes other than ordinary shares) requires the approval of a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to a majority of all classes of shares voting together as a single class at a shareholder meeting.

Under our Post-IPO Articles, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office, to amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office, or certain other provisions regarding our staggered board, shareholder proposals, special approval requirements, the size of our board and plurality voting in contested elections. Another exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders holding at least 75% of the voting rights represented at the meeting and voting on the resolution.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register (including with respect to material shareholders), our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a trade secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholders’ approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained.

Anti-Takeover Measures

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of the closing of this offering, no preferred shares will be authorized under our Post-IPO Articles. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Post-IPO Articles, which requires the prior approval of the holders of a majority of the voting power attached to our issued and outstanding shares at a general meeting of shareholders. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our Post-IPO Articles, as described above in “—Shareholder Meetings.” In addition, as disclosed under “—Election of Directors,” we will have a classified board structure upon the closing of this offering, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Borrowing Powers

Pursuant to the Companies Law and our Post-IPO Articles, our board of directors may exercise all powers and take all actions that are not required under law or under our Post-IPO Articles to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our Post-IPO Articles enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting of shareholders. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Exclusive Forum

Our Post-IPO Articles provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. We note that investors cannot waive compliance with U.S. federal securities laws and the rules and regulations thereunder. Our Post-IPO Articles also provide that unless we consent in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a breach of a fiduciary duty owed by any of our directors, officers or other employees to the Company or our shareholders or any action asserting a claim arising pursuant to any provision of the Companies Law or the Israeli Securities Law.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company, LLC. Its address is 6201 15th Avenue, Brooklyn, New York, 11219, and its telephone number is (800) 937-5449.

Listing

Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the symbol “WKME.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of ordinary shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after such restrictions lapse. This may adversely affect the prevailing market price of our ordinary shares and our ability to raise equity capital in the future.

Following this offering and after giving effect to the Preferred Share Conversion, we will have an aggregate of 82,652,098 ordinary shares outstanding. Our ordinary shares will be available for sale in the public market after the expiration or waiver of the lock-up agreements and market stand-off provisions described below, subject to limitations imposed by U.S. securities laws on resale by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

We expect that all of our ordinary shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless purchased by “affiliates” as that term is defined under Rule 144 of the Securities Act described below. In addition, following this offering and the expiration or waiver of the lock-up agreements and market stand-off provisions described below, ordinary shares issuable pursuant to awards granted under certain of our equity incentive plans will eventually be freely tradable in the public market without restriction or further registration under the Securities Act unless held by “affiliates” as that term is defined in Rule 144 under the Securities Act.

As a result of the lock-up agreements and market stand-off provisions described below and subject to the provisions of Rules 144 or 701, these restricted securities will be available for sale in the public market as summarized below. (See “—Lock-Up Agreements and Market Stand-Off Provisions” for definitions of the capitalized terms used below and not otherwise defined.)

Earliest Date Available for Sale in the Public Market	Number of Ordinary Shares
The 91st day after the date of this prospectus (assuming that as of such date we have publicly released at least one full quarter of earnings, and provided that if the 91st day after the date of this prospectus falls during or within 15 trading days prior to a Blackout Period, such date will be deemed instead to be the date that is 15 trading days prior to the first day of such Blackout Period).	Our Employee Shareholders may sell a number of ordinary shares that equals up to 25% of their Prospectus Holdings. We expect that 25% of the Prospectus Holdings held by our Employee Shareholders will be approximately 1,994,972 ordinary shares.

The second trading day immediately following the day that the closing price of our ordinary shares is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for at least 10 trading days out of any 15 consecutive trading day period ending on or after the 91st day after the date of this prospectus (provided that if the 91st day after the date of this prospectus falls during or within 15 trading days prior to a Blackout Period, such date will be deemed instead to be the date that is 15 trading days prior to the first day of such Blackout Period).	Alternate Release Parties may sell a number of ordinary shares that equals up to 25% of their Prospectus Holdings. We expect that 25% of the Prospectus Holdings held by such Alternate Release Parties will be approximately 18,171,981 ordinary shares.

The 181st day after the date of this prospectus (provided that if the 180th day after the date of this prospectus occurs during or within five trading days prior to a Blackout Period, the lock-up period will expire on the sixth trading day immediately preceding the commencement of such Blackout Period).	All remaining shares held by our shareholders not previously eligible for sale, subject to volume limitations applicable to “affiliates” under Rule 144 as described below.

Eligibility of Restricted Shares for Sale in the Public Market

The remaining ordinary shares that are not being sold in this offering, but which will be outstanding at the time this offering is complete, will be “restricted securities” as that phrase is defined in Rule 144. These ordinary shares will be eligible for sale into the public market, commencing after the expiration of the restrictions under the lock-up agreements and market stand-off provisions described below, only if the sale is registered or pursuant to an exemption from registration such as the provisions of Rule 144 under the Securities Act, subject in certain cases to volume limitations, as discussed below under “—Rule 144.”

Lock-Up Agreements and Market Stand-Off Provisions

We and all of our directors, executive officers, and certain other record holders representing substantially all of our outstanding ordinary shares prior to this offering and options to purchase ordinary shares are subject to lock-up agreements with the underwriters or market stand-off agreements with us for the benefit of the underwriters. Pursuant to these lock-up agreements, we and they have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements (including the partial release provisions for Employee Shareholders and Alternate Release Parties described below), during the period ending on the 180th day after the date of this prospectus (which date is subject to acceleration as described below) (such period, the “restricted period”):

(1)	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (such securities, “Derivative Securities”);

(2)	file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or Derivative Securities (or, in the case of our shareholders, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or Derivative Securities); or

(3)	enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

Notwithstanding the foregoing,

(A)	Beginning on the 91st day after the date of this prospectus, assuming that as of such date we have publicly released at least one full quarter of earnings, our current and former employees, consultants, and contractors (but excluding shareholders, directors, officers or any other person who would be required to make a filing under Section 16 of the Exchange Act if we were not a “foreign private issuer”) (the “Employee Shareholders”), may sell a number of ordinary shares equal to 25% of the aggregate number of ordinary shares held, and ordinary shares received upon the conversion, exercise or exchange of Derivative Securities held, in each case, as of the date of this prospectus (the “Prospectus Holdings”) (which conversion, exercise or exchange, in the case of such Derivative Securities, is completed during the restricted period pursuant to an exception to the lock-up agreement); and

(B)	Beginning on the second trading day immediately following the day that the closing price of our ordinary shares is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for at least 10 trading days out of any 15 consecutive trading day period ending on or after the 91st day after the date of this prospectus, any “Alternate Release Party” (meaning any director, officer or other person who would be required to make a filing under Section 16 of the Exchange Act if we were not a “foreign private issuer” and any of our other shareholders that is not an Employee Shareholder), may sell a number of ordinary shares equal to 25% of their Prospectus Holdings;

provided that if the 91st calendar day after the date of this prospectus falls during or within 15 trading days prior to the commencement of a regularly scheduled trading blackout period under our insider trading policy (a “Blackout Period”), then the references in clause (1) and clause (2) above to the 91st calendar day after the date of this prospectus will be deemed to refer instead to the date that is 15 trading days prior to the first day of such Blackout Period.

In addition, if the 180th day after the date of this prospectus occurs during or within five trading days prior to a Blackout Period, the lock-up period will expire on the sixth trading day immediately preceding the commencement of such Blackout Period.

The lock-up agreements described above are subject to a number of exceptions, including sales of shares on the open market to cover taxes or estimated taxes due as a result of vesting or settlement of options during the restricted period. See the section titled “Underwriting” for information about these exceptions and a further description of these agreements. Holders of outstanding options to purchase our ordinary shares and holders of ordinary shares issued pursuant to option exercises are subject to market stand-off provisions in agreements with us that impose similar restrictions. Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed below.

Rule 144

In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of our ordinary shares then outstanding or the average weekly trading volume of our ordinary shares on the Nasdaq during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Equity Awards

Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register ordinary shares reserved for issuance under our incentive plans. The registration statement on Form S-8 will become effective automatically upon filing.

Ordinary shares issued upon exercise of a share option and registered under the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the lock-up agreements and market stand-off provisions expire. See “Management—Share Option Plans.”

Registration Rights

Upon the closing of this offering, we expect that the holders of approximately 74.2% of our outstanding ordinary shares (based on the number of ordinary shares outstanding as of March 31, 2021, after giving effect to the Preferred Share Conversion, but excluding 6,677,295 additional shares issuable upon the exercise of options outstanding as of March 31, 2021) will be entitled under our amended and restated investor’s rights agreement to certain rights with respect to the registration of their ordinary shares under the Securities Act. Registration of such shares would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by our affiliates, immediately upon the effectiveness of such registration. See the sections titled “Certain Relationships and Related Party Transactions—Investor’s Rights Agreement” and “Description of Share Capital and Articles of Association—Registration Rights.”

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General corporate tax structure in Israel

Israeli companies are generally subject to corporate tax. The corporate tax rate in 2021 and thereafter is 23% of their taxable income. However, the effective tax rate payable by a company that derives income from an, a Preferred Enterprise or a Preferred Technological Enterprise (as discussed below) may be considerably less. Capital gains (which are not ‘Inflationary Surplus’, as described below) derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

The Investment Law was significantly amended effective as of April 1, 2005 (the “2005 Amendment”), as of January 1, 2011 (the “2011 Amendment”) and as of January 1, 2017 (the “2017 Amendment”). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits to replace those granted in accordance with the provisions of the Investment Law in effect prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect prior to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and have the benefits of the 2011 Amendment apply. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits under the 2011 Amendment

The 2011 Amendment canceled the availability of the benefits granted under the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) as of January 1, 2011. The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its income derived from its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 10%. Under the 2011 Amendment, together with amendments to the Investment Law from 2014 and 2017, such corporate tax rate was reduced from 15% and 10%, respectively, to 12.5% and 7%, respectively, in 2013, 16% and 9% respectively, in 2014, 2015 and 2016, and 16% and 7.5%, respectively, in 2017 and thereafter. Income derived by a Preferred Company from a “Special Preferred Enterprise” (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends distributed from income which is attributed to a “Preferred Enterprise” should generally be subject to withholding tax at source at the following rates: (i) Israeli resident corporations-0%, (although, if such dividends are subsequently distributed to individuals or a non-Israeli company the below rates detailed in sub sections (ii) and (iii) shall apply), (ii) Israeli resident individuals-20% and (iii) non-Israeli residents (individuals and corporations)- subject to the receipt in advance of a valid certificate from the Israel Tax Authority (“ITA”) allowing for a reduced tax rate, 20% or such lower rate as may be provided under the provisions of any applicable double tax treaty.

The 2011 Amendment also provided transitional provisions to address companies already enjoying existing tax benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011, a “Benefited Enterprise” (as such term is defined under the Investment Law) can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

We currently do not intend to implement the 2011 Amendment.

Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provided new tax benefits for two types of “Technological Enterprises,” as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions should qualify as a Preferred Technological Enterprise (“PTE”) and thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a PTE will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale received prior approval from the National Authority for Technological Innovation previously known as the Israeli Office of the Chief Scientist), to which we refer as IIA.

The 2017 Amendment further provides that a technology company satisfying certain conditions (group turnover of at least NIS 10 billion) should qualify as a “Special Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise should enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special Preferred Technological Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million should be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed out of Preferred Technological Income to Israeli shareholders by a PTE or a Special Preferred Technology Enterprise, paid out of Preferred Technological Income, should generally subject to withholding tax at source at the rate of 20% (in the case of non-Israeli shareholders, a lower rate may be provided in an applicable tax treaty) but in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. However, if such dividends are paid to an Israeli company, no tax is generally required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty, should apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate should be 4% (or such lower rate as may be provided in an applicable tax treaty, in either case, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate).

We are currently are not entitled to the benefits under the 2017 Amendment. We are examining the potential impact of the 2017 Amendment and the degree to which we may qualify as a PTE, the amount of Preferred Technological Income that we may have and other benefits that we may receive from the 2017 Amendment in the future.

Tax benefits and grants for research and development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, in scientific research in the fields of industry, agriculture, transportation or energy, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

•	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

•	The research and development must be for the promotion of the company; and

•	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Ordinance. Expenditures that are unqualified under the conditions above are deductible in equal amounts over three years.

From time to time we may apply to the Israel Innovation Authority for approval to allow a tax deduction for all or most of research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Taxation of our shareholders

Capital gains taxes applicable to non-Israeli resident shareholders. Capital gain tax is imposed on the disposition of capital assets by an Israeli resident for tax purposes, and on the disposition of such assets by a non-Israeli resident for tax purposes if those assets are (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets the majority of which are located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and the “Inflationary Surplus.” Real Capital Gain is the excess of the total capital gain over Inflationary Surplus.

Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s cost base that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus attributed to the period after December 31, 1993 is not currently subject to tax in Israel.

Real Capital Gain accrued by individuals on the sale of our shares should be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (as defined below) at the time of sale or at any time during the preceding 12-month period, such capital gain should be taxed at the rate of 30%. Furthermore, where an individual claimed real interest expenses and linkage differentials on securities, the capital gain on the sale of the securities should be taxed at a rate of 30%. Real Capital Gain derived by corporations should generally be subject to the corporate tax rate (23% in 2021 and thereafter).

A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased upon or after the company was listed for trading on a stock exchange outside of Israel, should be exempt from Israeli capital gains tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli entities (including corporations) should not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli entity or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty, subject to the eligibility of such person to the treaty benefits. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S. Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident , being an individual, was present in Israel for 183 days or more during the relevant taxable year.

Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale, by presenting a valid withholding certificate issued by the ITA prior to the applicable payment. In addition, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as a non-Israeli resident for tax purposes, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes.

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, 10% or more of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), or 20% if the dividend is distributed from income attributed to a Preferred Enterprise or PTE or such lower rate as may be provided in an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate. For example, under the U.S. Israel Tax Treaty, and subject to the eligibility to the benefits under this treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) are met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. The aforementioned rates under the U.S. Israel Tax Treaty would not apply if the dividend income is derived through a permanent establishment of the Treaty U.S. Resident in Israel.

A non-Israeli resident who receives dividends from which full tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay surtax (as further explained below).

Surtax. Subject to the provisions of an applicable tax treaty, individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual taxable income (including, but not limited to, dividends, interest and capital gain) exceeding NIS 647,640 for 2021, which amount is linked to the annual change in the Israeli consumer price index.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

U.S. Federal Income Tax Considerations

The following is a description of certain material United States federal income tax considerations of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax consequences to U.S. Holders (as defined below) that are initial purchasers of our ordinary shares pursuant to the offering and that will hold such ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and that have the U.S. dollar as their functional currency. This discussion is based upon the Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the acquisition, ownership or disposition of the ordinary shares, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. tax consequences other than U.S. federal income tax consequences (e.g., the estate and gift tax or the Medicare tax on net investment income) and does not address any state, local or non-U.S. tax consequences.

This description does not address tax considerations applicable to holders that may be subject to special tax rules, including, without limitation:

•	banks, financial institutions or insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or brokers;

•	traders that elect to mark to market;

•	tax-exempt entities or organizations;

•	“individual retirement accounts” and other tax-deferred accounts;

•	certain former citizens or long-term residents of the United States;

•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;

•	persons that acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation for the performance of services;

•	persons holding our ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	persons subject to special tax accounting as a result of any item of gross income with respect to the ordinary shares being taken into account in an applicable financial statement;

•	partnerships or other pass-through entities and persons holding the ordinary shares through partnerships or other pass-through entities; or

•	holders that own directly, indirectly or through attribution 10% or more of the total voting power or value of all of our outstanding shares.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	• an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to the particular United States federal income tax consequences of acquiring, owning and disposing of our ordinary shares in its particular circumstance.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of any distribution made to you with respect to our ordinary shares before reduction for any Israeli taxes withheld therefrom, generally will be includible in your income as dividend income on the date on which the dividends are actually or constructively received, to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our ordinary shares and thereafter as capital gain. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, you should expect that the entire amount of any distribution generally will be taxable as dividend income to you. Non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), provided that we are not a PFIC (as discussed below under “—Passive Foreign Investment Company Considerations”) with respect to you in our taxable year in which the dividend was paid or in the prior taxable year and certain other conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our shares.

The amount of any distribution paid in foreign currency will be equal to the U.S. dollar value of such currency, translated at the spot rate of exchange on the date such distribution is received, regardless of whether the payment is in fact converted into U.S. dollars at that time.

Dividends paid to you with respect to our ordinary shares generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be credited against your United States federal income tax liability or, at your election, be deducted from your U.S. federal taxable income. Dividends that we distribute generally should constitute “passive category income” for purposes of the foreign tax credit. However, if we are a “United States-owned foreign corporation,” solely for foreign tax credit purposes, a portion of the dividends allocable to our U.S. source earnings and profits may be recharacterized as U.S. source. A “United States-owned foreign corporation” is any foreign corporation in which United States persons own, directly or indirectly, 50% or more (by vote or by value) of the stock. In general, United States-owned foreign corporations with less than 10% of earnings and profits attributable to sources within the United States are excepted from these rules. In the event we are treated as a “United States-owned foreign corporation,” if 10% or more of our earnings and profits are attributable to sources within the United States, a portion of the dividends paid on our ordinary shares allocable to our U.S. source earnings and profits will be treated as U.S. source, and, as such, a U.S. Holder may not offset any foreign tax withheld as a credit against U.S. federal income tax imposed on that portion of dividends. A foreign tax credit for foreign taxes imposed on distributions may be denied if you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor regarding the availability of a U.S. foreign tax credit in your particular circumstances and the possibility of claiming a deduction (in lieu of the U.S. foreign tax credit) for any foreign taxes paid or withheld.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, you generally will recognize gain or loss on the sale, exchange or other disposition of our ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in our ordinary shares, and such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is generally eligible for a preferential rate of taxation applicable to capital gains, if your holding period for such ordinary shares exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses for United States federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. Holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

If the consideration received upon the sale or other disposition of our ordinary shares is paid in foreign currency, the amount realized will be the U.S. dollar value of the payment received, translated at the spot rate of exchange on the date of the sale or other disposition. If the ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), the U.S. dollar value of the amount realized in foreign currency will be determined by translating the amount received at the spot rate of exchange on the settlement date of the sale. If our ordinary shares are not treated as traded on an established securities market, or you are an accrual basis taxpayer that does not elect to determine the amount realized using the spot rate of exchange on the settlement date, you will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition (as determined above) and the U.S. dollar value of the currency received translated at the spot rate of exchange on the settlement date, and such gain or loss generally will constitute U.S. source ordinary income or loss.

The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. If a you used foreign currency to purchase the ordinary shares, the cost of the ordinary shares will be the U.S. dollar value of the foreign currency purchase price on the date of purchase, translated at the spot rate of exchange on that date. If our ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made the special election described above, the U.S. dollar value of the cost of such ordinary shares will be determined by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.

Passive Foreign Investment Company Considerations

If a non-U.S. company is classified as a PFIC in any taxable year, a U.S. Holder of such PFIC’s shares will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that such U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its gross assets (determined on the basis of a quarterly average) produce or are held for the production of passive income (the “asset test”). Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. For these purposes, cash and other assets readily convertible into cash are considered passive assets, and the company’s goodwill and other unbooked intangibles are generally taken into account. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it directly or indirectly holds 25% or more (by value) of the stock.

Based on the currently expected market capitalization, and anticipated composition of our income, assets and operations, we do not expect to be classified as a PFIC in respect of our current taxable year. However, our status as a PFIC requires a factual determination that depends on, among other things, our income, assets and operations in each year, and can only be made after the close of each taxable year. Fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or if it subsequently declines, it may make our classification as a PFIC more likely for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Therefore, there can be no assurance that we will not be treated as a PFIC for our current taxable year or any future taxable year.

Under the PFIC rules, if we were considered a PFIC at any time that you hold our ordinary shares, we would continue to be treated as a PFIC with respect to your investment in all succeeding years during which you own our ordinary shares (regardless of whether we continue to meet the tests described above) unless (i) we have ceased to be a PFIC and (ii) you have made a “deemed sale” election under the PFIC rules. If such election is made, you will be deemed to have sold your ordinary shares at their fair market value on the last day of the last taxable year in which we were a PFIC, and any gain from the deemed sale would be subject to the rules described in the following paragraph. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the ordinary shares with respect to which such election was made will not be treated as shares in a PFIC. You should consult your tax advisor as to the possibility and consequences of making a deemed sale election if we are (or were to become) and then cease to be a PFIC, and such election becomes available.

If we are considered a PFIC at any time that you hold ordinary shares, unless you make one of the elections described below, any gain recognized by you on a sale or other disposition of the ordinary shares, as well as the amount of any “excess distribution” (defined below) received by you, would be allocated ratably over your holding period for the ordinary shares. The amounts allocated to the taxable year of the sale or other disposition (or the taxable year of receipt, in the case of an excess distribution) and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by you on your ordinary shares in a taxable year exceeds 125% of the average of the annual distributions on the ordinary shares during the preceding three taxable years or your holding period, whichever is shorter. Distributions below the 125% threshold are treated as dividends taxable in the year of receipt and are not subject to prior highest tax rates or the interest charge.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we directly or indirectly own equity that are also PFICs, and you may be subject to the tax consequences described above with respect to the shares of such lower-tier PFIC you would be deemed to own.

Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the Nasdaq Global Select Market. For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we hold that are treated as an equity interest in a PFIC for United States federal income tax purposes. As a result, it is possible that any mark-to-market election will be of limited benefit. If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest-charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Tax reporting

If you own ordinary shares during any year in which we are a PFIC and you recognize gain on a disposition of such ordinary shares or receive distributions with respect to such ordinary shares, you generally will be required to file an IRS Form 8621 with respect to us, generally with your federal income tax return for that year. If we are a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

You should consult your tax advisor regarding whether we are a PFIC as well as the potential U.S. federal income tax consequences of holding and disposing of our ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election in your particular circumstances.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments on and proceeds paid from the sale or other taxable disposition of the ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ordinary shares made within the United States or through certain U.S. related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, provides other required certification and otherwise complies with the applicable requirements of the backup withholding rules or who is otherwise exempt from backup withholding (and, when required, demonstrates such exemption). Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts by filing an IRS Form 8938 with their federal income tax return. Our ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of our ordinary shares and the significant penalties for non-compliance.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,775,000
Goldman Sachs & Co. LLC	2,405,000
Citigroup Global Markets Inc.	1,387,500
Wells Fargo Securities, LLC	925,000
Barclays Capital Inc.	925,000
BMO Capital Markets Corp.	249,750
JMP Securities LLC	194,250
KeyBanc Capital Markets Inc.	194,250
Needham & Company, LLC	194,250

Total:	9,250,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,387,500 additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,387,500 ordinary shares.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$31.00	$286,750,000	$329,762,500
Underwriting discounts and commissions to be paid by us	$2.015	$18,638,750	$21,434,563
Proceeds, before expenses, to us	$28.985	$268,111,250	$308,327,937

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4.5 million. We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $35,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Our ordinary shares have been approved for listing on the Nasdaq Global Select Market under the trading symbol “WKME .”

We and all of our directors, executive officers, and certain other record holders representing substantially all of our outstanding ordinary shares prior to this offering and options to purchase ordinary shares are subject to lock-up agreements with the underwriters or market stand-off agreements with us for the benefit of the underwriters. Pursuant to these lock-up agreements, we and they have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements (including the partial release provisions for Employee Shareholders and Alternate Release Parties described below), during the period ending on the 180th day after the date of this prospectus (which date is subject to acceleration as described below) (such period, the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares (such securities, “Derivative Securities”);

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or Derivative Securities (or, in the case of our shareholders, make any demand for or exercise any right with respect to, the registration of any Ordinary Shares or Derivative Securities); or

•	enter into any hedging, swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares.

Notwithstanding the foregoing,

(A)	Beginning on the 91st day after the date of this prospectus, assuming that as of such date we have publicly released at least one full quarter of earnings, our current and former employees, consultants, and contractors (but excluding shareholders, directors, officers or any other person who would be required to make a filing under Section 16 of the Exchange Act if we were not a “foreign private issuer”) (the “Employee Shareholders”), may sell a number of ordinary shares equal to 25% of the aggregate number of ordinary shares held, and ordinary shares received upon the conversion, exercise or exchange of Derivative Securities held, in each case, as of the date of this prospectus (the “Prospectus Holdings”) (which conversion, exercise or exchange, in the case of such Derivative Securities, is completed during the restricted period pursuant to an exception to the lock-up agreement); and

(B)	Beginning on the second trading day immediately following the day that the closing price of our ordinary shares is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus for at least 10 trading days out of any 15 consecutive trading day period ending on or after the 91st day after the date of this prospectus, any “Alternate Release Party” (meaning any director, officer or other person who would be required to make a filing under Section 16 of the Exchange Act if we were not a “foreign private issuer” and any of our other shareholders that is not an Employee Shareholder), may sell a number of ordinary shares equal to 25% of their Prospectus Holdings;

provided that if the 91st calendar day after the date of this prospectus falls during or within 15 trading days prior to the commencement of a regularly scheduled trading blackout period under our insider trading policy (a “Blackout Period”), then the references in clause (1) and clause (2) above to the 91st calendar day after the date of this prospectus will be deemed to refer instead to the date that is 15 trading days prior to the first day of such Blackout Period.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•

transactions by any person other than us relating to ordinary shares or other securities acquired in this offering or in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made during the restricted period in connection with subsequent sales of the ordinary shares or other securities acquired in this offering or such open market transactions;

•

transfers of ordinary shares or Derivative Securities (i) as a bona fide gift or charitable contribution, (ii) to one or more immediate family members or to certain trusts, (iii) to certain trustor or beneficiary of such trusts, (iv) to any corporation, partnership, limited liability company, trust, investment fund or other business entity controlling, controlled by, managing or managed by, or under common control or management with, the holder or its affiliates, (v) as part of a distribution, transfer or disposition by the holder to current or former shareholders, partners (general or limited), members or other equity holders, or to the estate of any such current or former shareholder, partner, member or other equity holder, (vi) by will, other testamentary document or intestate succession, or (vii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under any of the foregoing clauses (i) through (vi); provided that (a) each transferee shall sign and deliver a lock-up agreement, and (b) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period (other than, in connection with any transfer or other disposition pursuant to clause (iv), any filing required to be made under Section 16(a) of the Exchange Act that clearly indicates in the footnotes thereto that such transfer or other disposition is pursuant to the circumstances described in clause (iv));

•

transfers or other dispositions of ordinary shares or Derivative Securities that occur by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement or other court or regulatory agency order, provided that (a) each transferee shall sign and deliver a lock-up agreement substantially in the form of this agreement (except where a court of competent jurisdiction requires such transfer or other disposition to be made without such a restriction), and (b) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period (unless such filing is required and clearly indicates in the footnotes thereto that such transfer or other disposition is pursuant to the circumstances described herein);

•

transfers or other dispositions of ordinary shares or Derivative Securities in connection with the death or disability of the holder, or the termination of the holder’s employment or other service with us, provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period (unless such filing is required and clearly indicates in the footnotes thereto that such transfer or other disposition is pursuant to the circumstances described herein);

•

the exercise or settlement, as the case may be, of any option, restricted share unit or other equity award that was granted under an equity incentive plan, share purchase plan or other equity award plan described in this prospectus, or which option, restricted share unit or other equity award is otherwise disclosed in this prospectus, provided that the ordinary shares received upon such exercise or settlement shall continue to be subject to a lock-up letter, and provided further that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period (unless such filing is required and clearly indicates in the footnotes thereto that the filing relates to the applicable circumstances described herein, that no shares were sold by the reporting person and that the ordinary shares received upon such exercise or settlement are subject to a lock-up agreement with the underwriters of this offering);

•

the transfer or other disposition of ordinary shares to us, or the withholding of ordinary shares by us, in connection with a vesting event or the exercise or settlement of, any option, restricted share unit or other equity award that was granted under an equity incentive plan, share purchase plan or other equity award plan described in this prospectus, or which option, restricted share unit or other equity award is otherwise disclosed in this prospectus (including, in each case, on a “cashless” or “net exercise” basis and/or to cover tax withholding obligations or the payment of taxes, including estimated taxes, due in connection therewith), provided that any shares received by the holder upon such vesting, exercise or settlement, as the case may be, shall continue to be subject to a lock-up agreement, and provided further no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of ordinary shares, shall be required or shall be voluntarily made during the restricted period (unless such filing is required and clearly indicates in the footnotes thereto that the filing relates to the applicable circumstances described herein, and that no shares were sold by the reporting person);

•

the transfer or other disposition of ordinary shares or Derivative Securities pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction or series of related transactions that, in each case, is approved by our board of directors and involves a ”change of control” (defined as any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than us, becoming the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of 50% of the total voting power of our voting shares)) (including, without limitation, entering into any agreement pursuant to which the holder may agree to transfer, sell, tender or otherwise dispose of ordinary shares or other securities in connection with any such transaction, or vote any securities in favor of any such transaction), provided that in the event that such tender offer, merger, consolidation or other similar transaction or series of related transactions is not completed, the holder’s shares shall remain subject to the lock-up agreement;

•

the establishment of, or any amendment or modification to, a trading plan on behalf of such holders pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that (i) such plan does not provide for the transfer of ordinary shares during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on our behalf or on behalf of the holder regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of ordinary shares may be made under such plan during the restricted period; or

•

the conversion of our convertible preferred shares into ordinary shares prior to or in connection with the consummation of this offering, provided that any ordinary shares received upon such conversion shall be subject to the restrictions contained in the lock-up agreement.

In addition, if the 180th day after the date of this prospectus occurs during or within five trading days prior to a Blackout Period, the lock-up period will expire on the sixth trading day immediately preceding the commencement of such Blackout Period.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each EEA Member State (each a “Relevant Member State”), no ordinary shares (the “Shares”) have been offered or will be offered pursuant to the Offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation, except that the Shares may be offered to the public in that Relevant Member State at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation) subject to obtaining the prior consent of the Joint Global Coordinators for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the Shares shall require the Company and/or Selling Shareholders or any Bank to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an ‘offer to the public’ in relation to the Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any Shares under, the Offering contemplated hereby will be deemed to have represented, warranted and agreed to and with each of the Underwriters and their affiliates and the Company that:

(a) it is a qualified investor within the meaning of the Prospectus Regulation; and

(b) in the case of any Shares acquired by it as a financial intermediary, as that term is used in Article 5 of the Prospectus Regulation, (i) the Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Regulation, or have been acquired in other circumstances falling within the points (a) to (d) of Article 1(4) of the Prospectus Regulation and the prior consent of the Joint Global Coordinators has been given to the offer or resale; or (ii) where the Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Regulation as having been made to such persons.

The Company, the Underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the Joint Global Coordinators of such fact in writing may, with the prior consent of the Joint Global Coordinators, be permitted to acquire Shares in the Offering.

United Kingdom

This Prospectus and any other material in relation to the ordinary shares (the “Shares”) described herein is only being distributed to, and is only directed at, and any investment or investment activity to which this Prospectus relates is available only to, and will be engaged in only with persons who are (i) persons having professional experience in matters relating to investments who fall within the definition of investment professionals in Article 19(5) of the FPO; or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the FPO; (iii) outside the UK; or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any Shares may otherwise lawfully be communicated or caused to be communicated, (all such persons together being referred to as “Relevant Persons”). The Shares are only available in the UK to, and any invitation, offer or agreement to purchase or otherwise acquire the Shares will be engaged in only with, the Relevant Persons. This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the UK. Any person in the UK that is not a Relevant Person should not act or rely on this Prospectus or any of its contents.

No Shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:

(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or

(c) in any other circumstances falling within Section 86 of the FSMA.

provided that no such offer of the Shares shall require the Company and/or any Underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Each person in the UK who acquires any Shares in the Offer or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company, the Underwriters and their affiliates that it meets the criteria outlined in this section.

Canada

The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

This prospectus is not intended to constitute an offer or solicitation to purchase or invest in our ordinary shares. Our ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act, or the FinSA, and no application has or will be made to admit our ordinary shares stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our ordinary shares constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to our ordinary shares may be publicly distributed or otherwise made publicly available in Switzerland.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance

(Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to our ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the ordinary shares.

Accordingly, the ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the ordinary shares. The ordinary shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the CMP Regulations 2018), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the securities hereunder is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”), consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
SEC registration fee	$37,138
FINRA filing fee	51,560
Nasdaq listing fee	295,000
Transfer agent’s fee	4,000
Printing and engraving expenses	450,000
Legal fees and expenses	2,100,000
Accounting fees and expenses	750,000
Miscellaneous costs	812,302

Total	$4,500,000

All amounts in the table are estimates except the SEC registration fee, the stock exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

The validity of our ordinary shares and certain other matters of Israeli law will be passed upon for us by Meitar | Law Offices. Certain legal matters of U.S. federal law will be passed upon for us by Latham & Watkins LLP. Certain legal matters of Israeli law will be passed upon for the underwriters by Gornitzky & Co. Certain legal matters of U.S. federal law will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, P.C.

EXPERTS

The consolidated financial statements of WalkMe Ltd. at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global), independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The current address of Kost Forer Gabbay & Kasierer is 144 Menachem Begin Road, Building A, Tel Aviv 6492101, Israel.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have irrevocably appointed WalkMe, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of our agent is 71 Stevenson Street, San Francisco, CA 94105.

We have been informed by our legal counsel in Israel, Meitar | Law Offices, that it may be difficult to initiate an action with respect to U.S. securities law in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.

Subject to certain time limitations, legal procedures and certain exceptions, Israeli courts may enforce a U.S. judgment in a civil matter which, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

•

the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

•	the judgment is executory in the state in which it was given.

Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:

•	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);

•	the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;

•	the judgment was obtained by fraud;

•	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

•	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

•	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement.

Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely.

Upon the closing of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

WALKME LTD.

CONSOLIDATED FINANCIAL STATEMENTS

IN U.S. DOLLARS IN THOUSANDS

INDEX

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2021 (unaudited) and December 31, 2020 and 2019	F-3

Consolidated Statements of Operations for the three months ended March 31, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019	F-5

Consolidated Statements of Comprehensive loss for the three months ended March 31, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019	F-6

Consolidated Statements of Convertible Preferred Shares and Shareholders’ Deficit for the three months ended March 31, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019	F-7

Consolidated Statements of Cash Flows for the three months ended March 31, 2021 and 2020 (unaudited) and the years ended December 31, 2020 and 2019	F-9

Notes to consolidated Financial Statements	F-10

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

WalkMe LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of WalkMe Ltd. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, statements of comprehensive loss, convertible preferred shares and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its comprehensive loss and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. As part of our audit we are required to obtain an understanding of internal controls over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal controls over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 19, 2021	A Member of Ernst & Young Global

We have served as the Company’s auditor since 2012.

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	As of March 31, 2021	Pro Forma Shareholders’ Equity as of March 31, 2021	December 31,
			2020	2019
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$68,480		$62,328	$74,184
Short term deposits	43,251		44,159	—
Trade receivables, net of allowances as of March 31, 2021, December 31, 2020 and 2019, $2,151(unaudited), $2,386 and $2,205, respectively	44,588		30,859	32,505
Prepaid expenses and other current assets	18,015		14,595	11,901
Short term restricted deposits	1,184		184	2,038

Total current assets	175,518		152,125	120,628

LONG-TERM ASSETS:

Other long-term assets	24,788		19,565	14,944
Long term restricted deposits	2,471		2,488	1,891
Property and equipment, net	8,886		8,629	10,752
Intangible assets, net	—		—	44
Goodwill	1,481		1,481	1,481

Total long-term assets	37,626		32,163	29,112

TOTAL ASSETS	$213,144		$184,288	$149,740

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	As of March 31, 2021	Pro Forma Shareholders’ Equity as of March 31, 2021	December 31,
			2020	2019
	(unaudited)
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

CURRENT LIABILITIES:

Trade payables	$5,752		$5,513	$871
Employees and payroll accruals	23,985		19,695	14,676
Accrued expenses and other current liabilities	12,656		9,848	3,774
Deferred revenues	78,388		57,467	52,256

Total current liabilities	120,781		92,523	71,577

LONG-TERM LIABILITIES:

Deferred revenues	1,520		1,478	1,435
Deferred tax liabilities, net	3,185		3,101	2,224
Other long-term liabilities	2,281		2,308	437

Total long-term liabilities	6,986		6,887	4,096

TOTAL LIABILITIES	127,767		99,410	75,673

COMMITMENTS AND CONTINGENT LIABILITIES (note 5)
REDEEMABLE NON-CONTROLLING INTEREST	19,046		8,647	2,041
CONVERTIBLE PREFERRED SHARES
Of no par value - Authorized: 59,216,788 (unaudited), 59,216,788 and 59,055,288 shares at March 31, 2021, December 31, 2020 and 2019 respectively; Issued and outstanding: 59,180,522 (unaudited), 58,724,580 and 56,969,441 shares at March 31, 2021, December 31, 2020 and 2019, respectively; no shares issued and outstanding as of March 31, 2021 pro forma (unaudited)	310,490		300,490	261,995
SHAREHOLDERS’ DEFICIT:
Ordinary shares of no par value - Authorized: 89,631,512 (unaudited), 89,631,512 and 89,793,012 shares at March 31, 2021, December 31, 2020 and 2019, respectively; Issued and outstanding: 14,221,576 (unaudited), 13,773,000 and 12,481,053 shares at March 31, 2021, December 31, 2020 and 2019, respectively; 73,402,098 shares issued and outstanding as of March 31, 2021 pro forma (unaudited)	—		—	—
Deferred shares of no par value - Authorized: 4,103,500 shares at March 31, 2021 (unaudited), December 31, 2020 and 2019; None issued and outstanding	—		—	—
Additional paid-in capital	15,098	325,588	21,524	7,636
Accumulated other comprehensive income	(185)	(185)	131	26
Accumulated deficit	(259,072)	(259,072)	(245,914)	(197,631)

Total shareholders’ deficit	(244,159)	66,331	(224,259)	(189,969)

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST, CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT	$213,144		$184,288	$149,740

The accompanying notes are an integral part of the consolidated financial statements

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020	2019
	(unaudited)
Revenues
Subscription	$38,474	$29,652	$130,303	$94,769
Professional services	4,180	4,569	18,003	10,360

Total revenue	42,654	34,221	148,306	105,129

Cost of revenues
Subscription	5,689	4,187	19,141	11,947
Professional services	5,080	5,073	20,017	18,729

Total cost of revenue	10,769	9,260	39,158	30,676

Gross profit	31,885	24,961	109,148	74,453

Research and development	10,422	7,613	31,560	26,639
Sales and marketing	25,135	23,291	87,208	75,004
General and administrative	9,373	5,306	33,541	22,095

Total operating expenses	44,930	36,210	152,309	123,738

Operating loss	(13,045)	(11,249)	(43,161)	(49,285)

Financial income (expense), net	45	(559)	(156)	474

Loss before income taxes	(13,000)	(11,808)	(43,317)	(48,811)

Income tax expenses	(404)	(469)	(1,708)	(1,307)

Net loss	(13,404)	(12,277)	(45,025)	(50,118)

Net loss attributable to non-controlling interest	(246)	(457)	(1,311)	(696)
Adjustment attributable to non-controlling interest	10,816	481	5,487	475
Deemed dividend to ordinary shareholders	—	4,569	4,569	—

Net loss attributable to WalkMe Ltd.	(23,974)	(16,870)	(53,770)	(49,897)
Net loss per share attributable to WalkMe Ltd. basic and diluted	$(1.71)	$(1.32)	$(4.07)	$(4.15)

Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	13,995,089	12,791,827	13,217,183	12,011,502

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)	$(0.33)		$(0.75)

Weighted-average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted (unaudited)	72,727,164		71,349,900

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020	2019
	(unaudited)
Net loss	$(13,404)	$(12,277)	$(45,025)	$(50,118)
Other comprehensive loss:
Foreign currency translation adjustments	(350)	(26)	205	51
Unrealized gain (loss) on derivative instruments, net	(137)	300	—	59

Other comprehensive income	(487)	274	205	110

Comprehensive loss	(13,891)	(12,003)	(44,820)	(50,008)

Less comprehensive loss attributable to redeemable non-controlling interest:
Net loss attributable to redeemable non-controlling interest	(246)	(457)	(1,311)	(696)
Foreign currency translation attributable to redeemable non-controlling interest	(171)	(12)	100	25

Comprehensive loss attributable to redeemable non-controlling interest	(417)	(469)	(1,211)	(671)

Comprehensive loss attributable to WalkMe Ltd.	$(13,474)	$(11,534)	$(43,609)	$(49,337)

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

U.S. dollars in thousands (except share and per share data)

	Convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholder’s deficit
	Number	Amount	Number	Amount
Balance as of December 31, 2018	51,881,022	$179,895	11,645,310	$—	$4,519	$(59)	$(155,720)	$(151,260)
Effect of adopting ASU 2014-09, Revenue from Contracts with Customers (Topic 606), net	—	—	—	—	—	—	7,511	7,511
Issuance of series E-2 preferred shares, net	1,089,549	11,667	—	—	—	—	—	—
Issuance of series E-3 preferred shares, net	1,947,126	25,558	—	—	—	—	—	—
Issuance of series F preferred shares, net	2,051,744	44,875	—	—	—	—	—	—
Exercise of options	—	—	835,743	—	512	—	—	512
Share based compensation	—	—	—	—	3,080	—	—	3,080
Other comprehensive income	—	—	—	—	—	85	—	85
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	—	—	—	—	(475)	—	(49,422)	(49,897)

Balance as of December 31, 2019	56,969,441	261,995	12,481,053	—	7,636	26	(197,631)	(189,969)
Issuance of Series F preferred shares, net	1,755,139	38,495	—	—	—	—	—	—
Exercise of options	—	—	1,291,947	—	789	—	—	789
Share based compensation	—	—	—	—	14,017	—	—	14,017
Deemed dividend to ordinary shareholders	—	—	—	—	4,569	—	(4,569)	—
Other comprehensive income	—	—	—	—	—	105	—	105
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	—	—	—	—	(5,487)	—	(43,714)	(49,201)

Balance as of December 31, 2020	58,724,580	300,490	13,773,000	—	21,524	131	(245,914)	(224,259)
Issuance of series F preferred shares, net	455,942	10,000	—	—	—	—	—	—
Exercise of options	—	—	448,576	—	858	—	—	858
Share based compensation	—	—	—	—	3,532	—	—	3,532
Other comprehensive income	—	—	—	—	—	(316)	—	(316)
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	—	—	—	—	(10,816)	—	(13,158)	(23,974)

Balance as of March 31, 2021 (unaudited)	59,180,522	310,490	14,221,576	$—	$15,098	$(185)	$(259,072)	$(244,159)

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ DEFICIT

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31, 2020 (unaudited)
	Convertible preferred shares		Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholder’s deficit
	Number	Amount	Number	Amount
Balance as of December 31, 2019	56,969,441	$261,995	12,481,053	—	$7,636	$26	$(197,631)	$(189,969)
Issuance of series F preferred shares, net	159,338	3,495	—	—	—	—	—	—
Exercise of options	—	—	535,221	—	183	—	—	183
Share based compensation	—	—	—	—	781	—	—	781
Deemed dividend to ordinary shareholders					4,569	—	(4,569)	—
Other comprehensive income	—	—	—	—	—	286	—	286
Net loss attributable to WalkMe Ltd. including adjustment to redeemable non-controlling interest	—	—	—	—	(481)	—	(11,820)	(12,301)

Balance as of March 31, 2020 (unaudited)	57,128,779	$265,490	13,016,274	$—	$12,688	$312	$(214,020)	$(201,020)

WALKME LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020	2019
	(unaudited)
Cash flows from operating activities:

Net loss	$(13,404)	$(12,277)	$(45,025)	$(50,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	3,532	781	14,017	3,080
Depreciation and amortization	1,014	1,262	4,710	3,509
Increase (decrease) in accrued interest on short term and long-term deposits	(92)	21	(189)	(886)
Decrease (increase) in trade receivables, net	(13,796)	5,117	1,657	(14,274)
Increase in prepaid expenses, other current assets and other long-term assets	(6,959)	(2,473)	(6,981)	(13,918)
Increase in trade payables	124	821	4,450	336
Increase (decrease) in employees and payroll accruals	4,290	(2,555)	5,003	4,417
Increase (decrease) in accrued expenses and other current liabilities	1,273	1,443	6,070	(2,000)
Increase in deferred revenues	21,079	227	5,220	20,139
Deferred taxes, net	84	149	544	734
Increase (decrease) in other long-term liabilities	(27)	56	1,871	437

Net cash used in operating activities	(2,882)	(7,428)	(8,653)	(48,544)

Cash flows from investing activities:

Purchase of property and equipment	(488)	(406)	(822)	(2,463)
Investment in short term deposits	—	—	(44,000)	(14,535)
Proceeds from short term deposits	1,002	—	—	23,814
Investment in restricted deposits	(1,002)	—	—	(1,818)
Proceeds from restricted deposits	—	—	623	539
Capitalization of software development costs	(711)	(317)	(1,530)	(2,015)

Net cash provided by (used in) investing activities	(1,199)	(723)	(45,729)	3,522

Cash flows from financing activities:

Proceeds from exercise of options	722	183	789	512
Investment from redeemable non-controlling interest	—	—	2,330	2,237
Payments of deferred offering costs	(51)	—
Issuance of preferred shares, net	10,000	3,495	38,495	82,100

Net cash provided by financing activities	10,671	3,678	41,614	84,849

Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	(455)	(26)	248	51

Increase (decrease) in cash, cash equivalents and restricted cash	6,135	(4,499)	(12,520)	39,878
Cash, cash equivalents and restricted cash at beginning of period	62,895	75,415	75,415	35,537

Cash, cash equivalents and restricted cash at end of period	$69,030	$70,916	$62,895	$75,415

Supplemental disclosures of cash flow information:
Cash paid for income taxes	—	—	—	1,260
Supplemental disclosures of noncash investing and financing activities:
Purchase of property and equipment, accrued but not paid	75	—	191	—
Deferred offering costs incurred during the period, accrued but not paid	1,492	—	—	—
Recievables from exercise of options	136	—	—	—

The accompanying notes are an integral part of the consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-    GENERAL

WalkMe Ltd. (The “Company”) was incorporated under the laws of Israel and commenced its operations on October 26, 2011. The Company provides cloud-based Digital Adoption Platform that enables organizations to better realize the value of their software investments. The Digital Adoption Platform drives the success of digital transformation initiatives by empowering our customers with critical business insights to increase software adoption and improve user experiences for their employees and customers.

WalkMe Ltd has subsidiaries in the US, Australia, United Kingdom, Singapore and Japan. Together, WalkMe Ltd., and its subsidiaries, are referred to as the “Company”.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

a.	Basis of presentation and principles of consolidation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP) as set forth in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The consolidated financial statements include accounts of the Company’s wholly-owned subsidiaries as well as the Japanese subsidiary in which the Company controls a majority stake. All intercompany accounts and transactions are eliminated.

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant items subject to such estimates and assumptions include, but are not limited to, income taxes, share based compensation, commission capitalization, the capitalization and estimates of the useful life of capitalized software development costs, as well as in estimates used in applying the revenue recognition policy. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The novel coronavirus (“COVID-19”) pandemic has created, and may continue to create, significant uncertainty in macroeconomic conditions, and the extent of its impact on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and the impact on the Company’s customers and its sales cycles. The Company considered the impact of COVID-19 on the estimates and assumptions and determined that there were no material adverse impacts on the consolidated financial statements for the period ended March 31, 2021. As events continue to evolve and additional information becomes available, the Company’s estimates and assumptions may change materially in future periods.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of March 31, 2021, the interim consolidated statements of operations, comprehensive loss, convertible preferred shares and shareholders’ deficit, and cash flows for the three months ended March 31, 2021 and 2020, and the related notes to such interim consolidated financial statements are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with GAAP and are presented in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) and do not include all disclosures normally required in annual consolidated financial statements prepared in accordance with GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments necessary for the fair presentation of the Company’s financial position as of March 31, 2021 and the Company’s consolidated results of operations and cash flows for the three months ended March 31, 2021 and 2020. The results for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year ending December 31, 2021 or any other future interim or annual period.

d.	Unaudited pro forma shareholders’ equity

The Company has presented unaudited pro forma shareholders’ equity as of March 31, 2021 in order to show the assumed effect on the balance sheet of the automatic conversion of the outstanding convertible preferred shares upon the consummation of a qualified initial public offering (“IPO”). Upon the consummation of an IPO, all of the outstanding convertible preferred shares will automatically convert into 59,180,522 shares of ordinary shares. The unaudited pro forma shareholders’ equity does not give effect to any proceeds from the assumed IPO.

e.	Foreign currency:

The functional currency of the Company and its subsidiaries is the U.S. dollar, with the exception of its Japanese subsidiary, for which the Japanese Yen is the functional currency. Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are re-measured into U.S. dollars in accordance with Accounting Standard Codification (“ASC”) No. 830 “Foreign Currency Matters.” All transaction gains and losses of the re-measured monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses, as appropriate.

The financial statements of the Japanese subsidiary are translated to U.S. dollars using the balance sheet date exchange rates for assets and liabilities, historical rates of exchange for equity, and average exchange rates in the period for revenues and expenses. The effects of foreign currency translation adjustments are included in shareholders’ deficit as a component of accumulated other comprehensive income in the accompanying consolidated balance sheets.

f.	Cash and cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired. As of March 31, 2021 and December 31, 2020, the Company’s cash and cash equivalents consisted of $53,980 (unaudited) and $38,824 of cash held in the Company’s checking accounts and $14,500 (unaudited) and $23,505 of bank deposits with maturities of three months or less respectively.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months and less than one year. As of March 31, 2021 and December 31, 2020, the Company’s bank deposits are denominated mainly in U.S. dollars and bears yearly interest at weighted average rates of 0.88% (unaudited) and 0.87% respectively. Short-term bank deposits are presented at their cost, including accrued interest.

h.	Restricted deposits:

These deposits are used as security for credit cards, rental of premises and hedging transactions credit line. The Company classifies as long term, deposits that are in favor of rent agreements, according to the lease agreements’ term.

i.	Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Cash equivalents, short term deposits, short term restricted deposit, trade receivable, trade payable, employee and payroll accruals and accrued expenses are stated at their carrying value, which approximates fair value due to the short time to the expected receipt or payment date.

j.	Concentration of credit Risk:

Financial instruments that potentially subject the Company to credit risk primarily consist of cash and cash equivalents, short term deposits, restricted deposits and trade receivables. For cash and cash equivalents, the Company is exposed to credit risk in the event of default by the financial institutions to the extent of the amounts recorded on the accompanying consolidated balance sheets exceed federally insured limits. The Company places its cash and cash equivalents and short term deposits with financial institutions with high-quality credit ratings and has not experienced any losses in such accounts. For trade receivable, the Company is exposed to credit risk in the event of nonpayment by customers to the extent of the amounts recorded on the accompanying consolidated balance sheets.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As of March 31, 2021 (unaudited), December 31, 2020 and 2019 and for the periods ended on these dates, there were no customers represented balance greater than 10% and no customers represented greater amount than 10% of total revenue.

k.	Derivative Financial Instruments

The Company enters into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks for the exposure to changes in the exchange rate of the New Israeli Shekel (“NIS”) against the U.S. dollar that are associated with forecasted future cash flows and certain current existing assets and liabilities for up to twelve months. The Company’s primary objective in entering into these contracts is to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company’s derivative instruments expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the contract. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions. In addition, the potential risk of loss resulting from this type of credit risk is monitored on an ongoing basis. The Company does not use derivative instruments for trading or speculative purposes.

The Company accounts for its derivative instruments as either assets or liabilities and carries them at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. Derivative instruments that hedge the exposure to variability in expected future cash flows that are designated as cash flow hedges, are recorded as either prepaid expenses and other current assets or accrued expenses and other current liabilities in the consolidated balance sheets. The Company records changes in the fair value of these derivatives in accumulated other comprehensive income (loss) in the consolidated balance sheets, until the forecasted transaction occurs. Upon occurrence, the Company reclassifies the related gain or loss on the derivative to the same financial statement line item in the consolidated statements of operations to which the derivative relates.

As of March 31, 2021, the gross notional amounts of the Company’s outstanding foreign currency contracts designated as hedging instruments were $18,816 (unaudited). There were no financial instruments measured at fair value as of December 31, 2020 and 2019.

l.	Trade receivables:

Trade receivables includes billed and unbilled receivables. Trade receivable are recorded at invoiced amounts and do not bear interest. The Company generally does not require collateral and provides for expected losses. The expectation of collectability is based on a review of credit profiles of customers, contractual terms and conditions, current economic trends, and historical payment experience. The Company regularly reviews the adequacy of the allowance for doubtful accounts by considering the age of each outstanding invoice and the collection history of each customer to determine the appropriate amount of allowance for doubtful accounts. Trade receivables deemed uncollectible are charged against the allowance for doubtful accounts when identified.

Unbilled trade receivables represent revenue recognized on contracts for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date. As of March 31, 2021, December 31, 2020 and 2019, unbilled trade receivables of approximately $6,379 (unaudited), $6,265 and $2,297, respectively, was included in trade receivables on the Company’s consolidated balance sheets.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

%
Software, computers and peripheral equipment	33
Office furniture and equipment	10-33
Capitalized development costs	33
Leasehold improvement	By the Shorter of remaining lease term or estimated useful life

The long-lived assets of the Company are reviewed for impairment in accordance with ASC No. 360, “Property, Plant and Equipment” (“ASC No. 360”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the three month ended March 31, 2021 (unaudited) and the years ended December 31, 2020, and 2019 no impairment losses have been identified.

n.	Business combinations:

The Company accounted for business combinations in accordance with ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill and any subsequent changes in estimated contingencies are to be recorded in earnings. Acquisition related costs are expensed to the statement of operations in the period incurred.

o.	Goodwill and intangible assets:

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired.

Goodwill is not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment annually. In the year ended December 31, 2019, the Company elected to early adopt ASU 2017-04, “Simplifying the Test for Goodwill Impairment” for its annual goodwill impairment test. ASU 2017-04 removes Step 2 of the goodwill impairment test requiring a hypothetical purchase price allocation. Goodwill impairment, if any, is determined by comparing the reporting unit fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit’s carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There is no goodwill impairment for the three months ended March 31, 2021 (unaudited) and for the years ended December 31, 2020 and 2019.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Intangible assets are amortized on a straight-line basis over the estimated useful life of the respective asset. Each period the Company evaluates the estimated remaining useful lives of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization.

p.	Severance pay:

All of the Company’s liability for severance pay is covered by the provisions of Section 14 of the Severance Pay Law (“Section 14”). Under Section 14 employees are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, continued on their behalf to their insurance funds. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. As a result, the Company does not recognize any liability for severance pay due to these employees and the deposits under Section 14 are not recorded as an asset in the Company’s consolidated balance sheets.

Severance expense for the three months period ended March 31, 2021 and 2020 amounted to $781 (unaudited) and $607 (unaudited) respectively. Severance expense for the years ended December 31, 2020 and 2019 amounted to $2,495 and $2,309 respectively.

q.	Contingencies:

The Company accounts for its contingent liabilities in accordance with ASC 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

r.	Revenue recognition:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”). This new standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, ASU 2014-09 provides guidance on accounting for certain revenue-related costs including, but not limited to, when to capitalize costs associated with obtaining and fulfilling a contract. The standard also requires certain new disclosures.

Also, the Company has considered the impact of the guidance in ASC 340-40, “Other Assets and Deferred Costs” under the new standard. Under the Company’s previous accounting policy, sales commissions were expensed as incurred. The new standard requires the capitalization of all incremental costs that the Company incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained, provided the Company expects to recover the costs.

On January 1, 2019, The Company adopted the standard using the modified retrospective method of adoption to those contracts which were not completed by then. This means that the cumulative impact of the adoption was recognized in accumulated deficit as of January 1, 2019 and that comparatives were not restated.

The impact of adopting ASC 606 on the Company’s revenue was not material. The primary impact of adopting ASC 606 relates to the deferral of incremental costs of obtaining contracts.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cumulative effect of the changes made to the Company January 1, 2019 consolidated balance sheet for the adoption of Topic 606 were as follows:

	Balance at December 31, 2018	Adjustments due to Topic 606	Balance at January 1, 2019
Prepaid expenses and other current assets	$3,176	$2,489	$5,665
Other long-term assets	629	6,562	7,191
Deferred tax liability	—	(1,540)	(1,540)
Accumulated deficit	$(155,720)	$7,511	$(148,209)

In accordance with the new revenue standard requirements, the disclosure of the impact of adoption on our consolidated statement of operations and balance sheet for the year ended December 31, 2019 was as follows:

Consolidated Balance Sheet

	Balance as reported at December 31, 2019	Adjustments due to Topic 606	Amounts under Topic 605
Prepaid expenses and other current assets	$11,901	$(6,422)	$5,479
Other long term assets	14,944	(14,347)	597
Deferred tax liabilities, net	(2,224)	2,224	—
Accumulated deficit	$(197,631)	$(18,545)	$(216,176)

Consolidated statement of operations

	As reported at December 31, 2019	Adjustments due to Topic 606	Amounts under Topic 605
Sales and marketing	$75,004	$11,719	$86,723
Income tax expenses	1,307	(738)	569
Net loss	$(50,118)	$(10,981)	$(61,099)

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from contracts with customers (“ASC 606”) and determines revenue recognition through the following steps:

1.	Identification of the contract, or contracts, with a customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of revenue when, or as, the performance obligations are satisfied.

The Company revenues are comprised from Software-as-a-Service (“SaaS”) subscriptions and professional services. The Company solution, which allow the customer to access its hosted platform over the contract period without taking possession of the platform, provided on a subscription basis, and recognized ratably over the contract period. Professional services revenues are recognized as services are performed.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes revenue when its customer obtains control of promised services in an amount that reflects the consideration that the company expects to receive in exchange for those services.

Subscription services and professional services arrangements are generally non-cancelable and do not allow refunds to customers.

The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring goods or services to the customer, excluding taxes assessed by a governmental authority, that are collected by the Company from a customer.

For arrangements with multiple performance obligations, which represent promises within an arrangement that are capable of being distinct, the Company allocates revenue to all distinct performance obligations based on their relative stand-alone selling price (“SSP”). The Company uses judgment in determining the SSP. If the SSP is not observable through standalone transactions, the Company estimates the SSP considering available information such as market segment, number of users, geographic factors, and internally approved pricing guidelines related to the performance obligation. The Company typically establish SSP range for its products and services, which is reassessed on a periodic basis or when facts and circumstances change.

The Company applied the practical expedient in Topic 606 and did not evaluate contracts of one year or less for the existence of a significant financing component.

s.	Cost to obtain a contract:

As part of its adoption of ASC 606 the Company capitalizes sales commissions and associated payroll taxes paid to sales personnel that are incremental to the acquisition of customer contracts. The provisions of ASC 606 codified and clarified the accounting guidance for contract acquisition costs. The new guidance resulted in the capitalization of additional contract acquisition costs, which are subsequently amortized over the period of benefit by taking into consideration the length of terms in its customer contracts, life of the technology and other factors. Sales commissions for the renewal of a contract are not considered commensurate with the sales commissions paid for the acquisition of the initial contract given a substantive difference in commission rates in proportion to their respective contract values.

We have applied the practical expedient in ASC 606 to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

Under the legacy accounting guidance, the Company expensed sales commissions as incurred. The Company periodically reviews these deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the three month ended March 31, 2021(unaudited) and for the years ended December 31, 2020 and 2019.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following table represents a rollforward of deferred contract acquisition costs:

	March 31,		December 31,
	2021	2020	2020	2019
	(unaudited)
Beginning balance	$29,729	$20,769	$20,769	$9,051
Additions to deferred contract acquisition costs	8,844	3,825	17,160	15,732
Amortization of deferred contract acquisition costs	(2,863)	(1,685)	(8,200)	(4,014)

Ending balance	35,710	22,909	29,729	20,769
Deferred contract acquisition costs (to be recognized in next 12 months)	12,890	7,379	10,712	6,422

Deferred contract acquisition costs, non-current	$22,820	$15,530	$19,017	$14,347

t.	Deferred revenues and remaining performance obligations:

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition and is recognized as the revenue recognition criteria are met. Deferred revenue that is anticipated to be recognized during the succeeding 12-months period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent deferred revenue. for disaggregation of revenue please refer to note 8.

As of March 31, 2021 and December 31, 2020, the total remaining non-cancellable performance obligations under the Company’s contracts with customers was approximately $237,200 (unaudited) and $205,100, respectively. Of these amounts, the Company expects to recognize revenue of approximately $142,400 (unaudited) and $130,100, or 60% and 63%, through March 31, 2022 and December 31, 2021, respectively with the remainder to be recognized thereafter.

u.	Software development costs:

The Company capitalizes qualifying internal use software development costs related to its cloud platform. The costs consist of personnel costs (including related benefits and share-based compensation) that are incurred during the application development stage. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post implementation operating activities are expensed as incurred. Capitalized costs are included in property and equipment, net. These costs are amortized over the estimated useful life of the software, which is three years, on a straight-line basis, which represents the manner in which the expected benefit will be derived. The amortization of costs related to the platform applications is included in cost of revenue in the consolidated statements of operations.

For the three month ended March 31, 2021 and 2020, the Company capitalized a total amount of $711 (unaudited) and $317 (unaudited), respectively. For the years ended December 31, 2020 and 2019 the Company capitalized a total amount of $1,530 and $2,015 respectively.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.	Research and development:

Research and development costs include personnel-related costs associated with the Company’s engineering, data science, product and design teams as well as consulting and professional fees, for third-party development resources, third-party licenses for software development tools and allocated overhead costs. Research and development are generally expensed as incurred.

w.	Advertising expenses:

Advertising is expensed as incurred. Advertising expense amounted to $4,510 (unaudited) and $3,254 (unaudited) for the three month ended March 31, 2021 and 2020 respectively. Advertising expense amounted to $15,639 and $13,148 for the years ended December 31, 2019 and 2020, respectively.

x.	Basic and diluted net loss per share:

Basic and diluted net loss per share is computed based on the weighted-average number of shares of ordinary shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of ordinary shares outstanding during the period, plus dilutive potential shares considered outstanding during the period, in accordance with ASC 260-10. Basic and diluted net loss per share of ordinary shares was the same for each period presented as the inclusion of all potential ordinary shares outstanding was anti-dilutive.

y.	Share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, “Compensation – Stock Compensation” (“ASC 718”). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The Company recognizes forfeitures of awards as they occur. The Company recognizes compensation expenses for the value of its awards granted based on the straight-line method over the requisite service period of each of the awards.

The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its option awards. The option-pricing model requires a number of assumptions, of which the most significant are the share price, volatility and the expected option term.

The fair value of ordinary share underlying the options has historically been determined by management and the board of directors. Because there has been no public market for the Company’s ordinary shares, the board of directors has determined fair value of an ordinary share at the time of grant of the option by considering a number of objective and subjective factors including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, amongst other factors.

The fair value of the underlying ordinary shares will be determined by the board of directors until such time as the Company’s ordinary shares are listed on an established stock exchange.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

z.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes” (“ASC 740”). This standard prescribes the use of the liability method, whereby deferred tax asset and liability accounts balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value, and if it is more likely than not that some portion of the entire deferred tax asset will not be realized.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740-10, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

aa.	Recently adopted accounting pronouncements:

As an “emerging growth company”, the Jumpstart Our Business Startups Act (“JOBS Act”) allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act. The adoption dates discussed below reflect this election.

In June 2018, the FASB issued ASU No. 2018-07 Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting, which is intended to reduce the cost and complexity and to improve financial reporting for nonemployee share based payment. The standard expands the scope of Topic 718, (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The standard is effective for public entities for fiscal years beginning after December 15, 2019 and nonpublic entities for fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption date of Topic 606. The Company adopted the guidance as of January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU 2017-12, “Derivatives and Hedging - Targeted Improvements to Accounting for Hedging Activities”, which is intended to simplify and amend the application of hedge accounting to more clearly portray the economics of an entity’s risk management strategies in its financial statements. The ASU will make more financial and non-financial hedging strategies eligible for hedge accounting, reduce complexity in fair value hedges of interest rate risk and ease certain documentation and assessment requirements of hedge effectiveness. It also changes how companies assess effectiveness and amends the presentation and disclosure requirements. ASU 2017-12 is effective for fiscal years beginning after December 15, 2020. The Company adopted the guidance as of January 1, 2021, and the adoption did not have a material impact on its consolidated financial statements.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ab.	Accounting pronouncements not yet adopted:

In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The new standard requires capitalized costs to be amortized on a straight-line basis generally over the term of the arrangement, and the financial statement presentation for these capitalized costs would be the same as that of the fees related to the hosting arrangements. The guidance will be effective for the Company beginning January 1, 2021, and interim periods in fiscal years beginning January 1, 2022. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2018-15 will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which would require lessees to put all leases on their balance sheets, whether operating or financing, while continuing to recognize the expenses on their income statements in a manner similar to current practice. The guidance states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. In June 2020, the FASB issued ASU No. 2020-05, Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, which defers the effective date of ASU 2016-02 for non-public entities to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance will be effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements and related disclosures.

NOTE 3:- REDEEMABLE NON-CONTROLLING INTEREST

In January 2019, the Company entered into an agreement with Japan Cloud Computing, L.P. and M30 LLC (collectively, the “Investors”) to engage in the investment, organization, management, and operation of the Japanese subsidiary that is focused on the distribution of the Company’s products in Japan. During the years 2020 and 2019, the Company contributed approximately $4,750 in cash in exchange for 51% of the outstanding common stock of the Japanese subsidiary. As of December 31, 2020 and 2019, the Company controls a majority stake in the Japanese subsidiary and as a result, the Company consolidated the Japanese subsidiary and all intercompany accounts have been eliminated.

The agreement with the minority investors of the Japanese subsidiary contains redemption features whereby the interest held by the minority investors are redeemable either (i) at the option of the minority investors or (ii) at the option of the Company, both beginning on the eighth anniversary of the initial capital contribution. Should

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:- REDEEMABLE NON-CONTROLLING INTEREST—(Continued)

the call or put option be exercised, the redemption value would be determined based on a prescribed formula derived from the discrete revenues of the Japanese subsidiary and the Company’s revenues and may be settled, at the Company’s discretion, with Company shares, if the Company is public at that time, or cash.

The balance of the redeemable non-controlling interest is reported at the greater of the initial carrying amount adjusted for the redeemable non-controlling interest’s share of earnings or losses and other comprehensive income or loss, or its estimated redemption value. The resulting changes in the estimated redemption amount (increases or decreases) are recorded with corresponding adjustments against retained earnings or, in the absence of retained earnings, additional paid-in-capital. These interests are presented on the consolidated balance sheets outside of equity under the caption “Redeemable non-controlling interest”.

The following table summarizes the activity in the redeemable non-controlling interests for the period indicated below:

	March 31,		December 31,
	2021	2020	2020	2019
	(unaudited)
Balance, beginning of period	$8,647	$2,041	$2,041	$—
Investment by redeemable non-controlling interest	—	—	2,330	2,237
Net loss attributable to redeemable non-controlling interest	(246)	(457)	(1,311)	(696)
Adjustment to redeemable non-controlling interest	10,816	481	5,487	475
Foreign currency translation	(171)	(12)	100	25

Balance, end of period	$19,046	$2,053	$8,647	$2,041

NOTE 4:-PROPERTY AND EQUIPMENT

	March 31,	December 31,
	2021	2020	2019
	(unaudited)
Cost:
Software, computers and peripheral equipment	$4,923	$4,369	$3,674
Office furniture and equipment	890	890	830
Capitalized Development costs	10,594	9,883	8,353
Leasehold improvements	3,920	3,914	3,867

	20,327	19,056	16,724
Accumulated depreciation	11,441	10,427	5,972

Depreciated cost	$8,886	$8,629	$10,752

Depreciation expenses were $1,014 (unaudited), $1,219 (unaudited), $4,666 and $3,208 for the three months ended March 31, 2021 and 2020 and for the years ended December 31, 2020 and 2019 ,respectively.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-PROPERTY AND EQUIPMENT—(Continued)

During 2020, the Company recorded a reduction of $211 to the cost and accumulated depreciation of fully depreciated equipment and leasehold improvements no longer in use, following an assessment made by the Company.

NOTE 5:-COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries rent their facilities under various operating lease agreements, which expire on various dates, the latest of which is in 2025. The minimum rental payments under operating leases as of December 31, 2020, are as follows:

Year ended December 31,	Rental of Premises
2021	$5,612
2022	5,298
2023	4,800
2024	3,118
2025	102

$18,930

The minimum rental payments under operating leases as of March 31, 2021 (unaudited), are as follows:

Year ended December 31,	Rental of Premises
Reminder 2021	$4,203
2022	5,282
2023	4,802
2024	3,122
2025	102

$17,511

Total rent expenses for the three month ended March 31, 2021 and 2020, and for the years ended December 31, 2020 and 2019 were $1,229 (unaudited), $1,884 (unaudited), $10,684 and $5,899, respectively. The increase in the year ended December 31, 2020 is primarily due to a one-time expense from termination of one of our lease agreements in the U.S.

b.	Sublease:

The U.S. subsidiary has entered into sub-lease agreements, including the same conditions as in the original lease agreements. Total sublease income for the three month ended March 31, 2021 and 2020, and for the years ended December 31, 2020 and 2019 were $162 (unaudited), $158 (unaudited), $651 and $542, respectively.

As of March 31, 2021 and December 31, 2020, the expected rental income of the U.S. subsidiary is $653 (unaudited) and $815 through March 2022.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-COMMITMENTS AND CONTINGENT LIABILITIES—(Continued)

c.	Non-cancelable material commitments:

The Company enters into non-cancelable purchase commitments with various parties for mainly hosting services, as well as software products and services in the normal course of business. As of March 31, 2021 and December 31, 2020, the Company had outstanding non-cancelable purchase commitments in the amount of $21,876 (unaudited) and $23,409.

d.	Pledges and bank guarantees:

As of December March 31, 2021 and December 31, 2020 The Company and its subsidiaries pledged bank deposits in the amount of $3,655 (unaudited) and $2,672, respectively, with respect of their office rent agreements, hedging activity and bank credit cards.

As of December March 31, 2021 and December 31, 2020 the Company and its US subsidiary obtained bank guarantees in the amount of $2,173 (unaudited) and $2,189, respectively, in connection with their office lease agreements.

e.	IIA and Smart money grants:

The Company has an obligation to pay royalties for research and development grant received from the Israel Innovation Authority (the “IIA”). The royalty payments are subject to sales from products developed with supporting funds provided by the IIA. The Company is not obligated to pay royalties or repay the grants if it does not have any sales from products developed with IIA supporting.

The royalty rate is 3.5% and is payable until the full return of the U.S dollar-linked value of the grant, plus interest at the rate of 12-month LIBOR.

As of March 31, 2021 and December 31, 2020 the Company has a contingent obligation to the IIA in the amount of $12 (unaudited) and $39 (excluding interest) respectively.

The Company received grants from the Ministry of Economy and Industry under the “Smart Money” program. The program’s intent is to help Israeli companies marketing efforts worldwide. In consideration for the marketing grant received, the Company has undertaken to pay royalties as a percentage of revenues from sales in the designated markets. The royalty rate is 3%.

As of March 31, 2021 and December 31, 2020, the Company has a contingent obligation to the Ministry of Economy and Industry in the amount of $197 (unaudited) and $254, respectively.

f.	Litigation:

In December 2016, the Company’s US subsidiary and the Company’s distributor in Germany were sued in a German Regional Court (“RC”) by a third party for alleged infringement of the German parts of two European patents (patents – “A” & “B”). In August 2017, the Company filed two nullity actions in the Federal Patent Court in Munich (“FPC”) against the asserted patents which were allegedly infringed. In March 2018, the RC ruled in favor of the plaintiff regarding patent B. In May 2018, the Company appealed the ruling to the Higher Regional Court (“HRC”). In February 2019, the FPC revoked all claims of patent A that the plaintiff had asserted against the Company. The plaintiff filed an appeal of the FPC ruling in May 2019, which was withdrawn in August 2019, making the revocation final. Consequently, the plaintiff

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-COMMITMENTS AND CONTINGENT LIABILITIES—(Continued)

waived its claims in the RC regarding patent A in December 2019 and in January 2020 the HRC dismissed the action with respect to patent A. In October 2020, the FPC revoked all claims of patent B that the plaintiff had asserted against the Company. Plaintiff did not appeal the ruling by the FPC within the statutory deadline and the judgment of the FPC is final. In March 2021, the Company requested the infringement proceedings in the HRC be reopened and the complaint dismissed with respect to patent B. The plaintiff waived its claims in the infringement proceedings in April 2021.

NOTE 6:- CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ DEFICIT AND EQUITY INCENTIVE PLAN

a.	Composition of share capital:

	March 31, 2021		December 31, 2020		December 31, 2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
	(unaudited)
Shares no par value each:
Ordinary shares	89,631,512	14,221,576	89,631,512	13,773,000	89,793,012	12,481,053
Convertible preferred shares:
Preferred shares A	3,745,298	3,745,298	3,745,298	3,745,298	3,745,298	3,745,298
Preferred shares B-1	5,815,632	5,815,630	5,815,632	5,815,630	5,815,632	5,815,630
Preferred shares B-2	788,738	788,738	788,738	788,738	788,738	788,738
Preferred shares C	10,389,120	10,389,120	10,389,120	10,389,120	10,389,120	10,389,120
Preferred shares D	11,500,000	11,497,425	11,500,000	11,497,425	11,500,000	11,497,425
Preferred shares E	10,731,000	10,730,904	10,731,000	10,730,904	10,731,000	10,730,904
Preferred shares E-1	3,472,000	3,471,763	3,472,000	3,471,763	3,472,000	3,471,763
Preferred shares E-2	4,700,000	4,669,496	4,700,000	4,669,496	4,700,000	4,669,496
Preferred shares E-3	3,810,000	3,809,323	3,810,000	3,809,323	3,810,000	3,809,323
Preferred shares F	4,265,000	4,262,825	4,265,000	3,806,883	4,103,500	2,051,744
Deferred shares	4,103,500	—	4,103,500	—	4,103,500	—

Total	152,951,800	73,402,098	152,951,800	72,497,580	152,951,800	69,450,494

b.	Ordinary shares:

Ordinary shares shall confer on their shareholders all rights in the Company, including the right to vote on any matter at any general meeting, with each ordinary share having voting power of one vote for one ordinary share, the right to receive notice of any General Meeting, the right to receive dividends and to participate in any distribution of surplus assets and funds in the Company.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ DEFICIT AND EQUITY INCENTIVE PLAN (Cont.)

c.	Convertible preferred shares:

The holders of the convertible preferred shares have the following rights, preferences, and privileges:

Dividend Rights - The Company shall not declare, pay or set aside any dividends on shares of any other class or series of share capital unless the holders of the convertible preferred shares then outstanding shall simultaneously receive a dividend on each outstanding convertible preferred shares, on an as-converted basis, in each case calculated on the record date for determination of holders entitled to receive such dividend. To date, no dividends have been declared.

Conversion - At any time following the date of issuance, each preferred share is convertible, at the option of its holder, into the number of ordinary shares, calculated by dividing the applicable original issue price per share of each series by the applicable conversion price per share of such series.

The initial and the current conversion price of the series F preferred shares is $21.93, the series E-3 preferred shares is $13.13, the series E-2 preferred shares is $10.71, the series E-1 preferred shares is $7.20, the series E preferred shares is $4.66, the series D preferred shares is $2.17, the series C preferred shares is $1.06, the series B-2 preferred shares is $0.64, the Series B-1 preferred shares is $0.86 and the series A preferred shares is $0.27.

The conversion price may be adjusted from time to time based on certain events such as share splits, subdivisions, reclassification, dividends or distributions, exchanges, or in connection with anti-dilution on a broad-based weighted-average basis or with respect to some of the preferred shares, in certain circumstances related to actual pricing of the Qualified Public Offering, defined as an initial public offering yielding at least $100,000 to the Company, at a Company pre-money valuation of at least $1,750,000.

In the event that the per share price paid by the public in a Qualified Public Offering is (A) less than $9.32, the series E and the series E-1 conversion price will be adjusted to one half of the per share price paid by the public; (B) less than $13.82, the series E-2 conversion price will be adjusted to 0.775 of the per share price paid by the public; (C) less than $16.93, the series E-3 conversion price will be adjusted to 0.775 of the per share price paid by the public; (D) less than $28.51 in a Qualified Public Offering or initial public offering that is consummated prior to December 3, 2022, the series F conversion price will be adjusted to 0.76923 of the per share price paid by the public; and (E) less than $21.93 in a Qualified Public Offering or initial public offering that is consummated after December 3, 2022, the series F conversion price will be adjusted to 1.0 of the per share price paid by the public.

All outstanding preferred shares shall be automatically converted into fully paid and non-assessable ordinary shares immediately prior to and conditional upon the consummation of a Qualified Public Offering.

Voting rights - Each holder of convertible preferred shares is entitled to the number of votes equal to the number of ordinary shares into which such shares of convertible preferred shares could be converted at the record date.

Redemption - The convertible preferred shares do not contain any date-certain redemption features. The convertible preferred shares are redeemable upon certain deemed liquidation events such as a merger or sale of substantially all the assets of the Company.

Classification of convertible preferred shares - The deemed liquidation preference provisions of the convertible preferred shares are considered contingent redemption provisions that are not solely within the Company’s control. Accordingly, the convertible preferred shares have been presented outside of permanent equity in the temporary equity (mezzanine) section of the consolidated balance sheets.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ DEFICIT AND EQUITY INCENTIVE PLAN (Cont.)

Liquidation Preference - In the event of any “exit” event such as liquidation or change of control of the Company, (A) first, the holders of the series F convertible preferred shares, and prior to any distribution to the holders of any other shares, , are entitled to be paid a per share liquidation preference , until December 3, 2022 of $28.512 for each preferred F and thereafter the original F issue price (B) second, after payment has been made in full to the holders of the series F convertible preferred shares, and prior to any distribution to the holders of series A convertible preferred shares or the ordinary shares, the holders of all the other series of convertible preferred shares (other than series F and series A), are entitled to be paid, on a pari-passu basis, a per share liquidation preference for each respective share, equal to the respective original issue price of the series (C) third, after payment per (A) and (B), the holders of series A convertible preferred shares are entitled to be paid a per share liquidation preference for each A share equal to the series A original issue price. The above payments to the holders of the convertible preferred shares is the “Liquidation Preference”. After full payment of the Liquidation Preference, the remaining assets available for distribution will be distributed ratably among the holders of ordinary shares and the convertible preferred shares on as-converted basis. Notwithstanding the foregoing, in the event that the aggregate assets to be distributed on a pro rata basis (plus all previous distributions to shareholders) would exceed certain respective minimum amounts per class of convertible preferred shares, then the respective class of convertible preferred shares will be automatically converted into ordinary shares immediately prior to such distribution (i.e. and the liquidation preference mechanism for such class would terminate).

d.	Deferred shares

Deferred shares shall be entitled to receive the par value thereof in an event of liquidation or winding up of the Company, and shall not be entitled to any other rights, privileges and preferences.

e.	Issuance of shares:

In June 2017, the Company entered into a share purchase agreement with certain investors, according to which the Company issued 4,670 preferred E-2 shares of no par value each, for a total consideration of $50 out of $50,000, net of issuance expenses of $25.

In addition to the initially issued shares, the share purchase agreement grants the Company the right to execute funding requests up to a total amount of $50,000 for a period of 24 months. The Company executed four additional funding requests in February, September and December 2018, and in March 2019, in the total amount of $49,950, for which 4,664,826 preferred E-2 shares of no par value each were issued.

In June, 2018, the Company entered into a share purchase agreement with certain investors, which was amended on August 1, 2018, according to which the Company issued 1,397,459 preferred E-3 shares of no par value each, for a total consideration of $18,343 out of $50,000, net of issuance expenses of $ 107.

In addition to the initially issued shares, the share purchase agreement granted the Company the right to execute funding requests up to a total amount of $50,000 for a period of 24 months. The Company executed three additional funding requests in October 2018, and in June and September 2019, in the total amount of $31,657, for which 2,411,864 preferred E-3 shares of no par value each were issued.

In November 2019, the Company entered into a share purchase agreement with certain investors, according to which the Company issued 2,051,744 preferred F shares of no par value each, for a total consideration of

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ DEFICIT AND EQUITY INCENTIVE PLAN (Cont.)

$45,000, net of issuance expenses of $125. In addition to the initially issued shares, the share purchase agreement granted the Company the right to execute funding requests up to a total amount of $45,000 for a period of 24 months.

In January 2020, the Company entered into a joinder agreement to the agreement dated November 2019, according to which the Company issued 159,338 preferred F shares of no par value each, for a total consideration of $3,495.

In May 2020, the Company executed an additional funding request in the total amount of $35,000, for which 1,595,801 preferred F shares of no par value each were issued. As of December 31, 2020, the Company had the right to execute additional funding requests of up to $10,000 which will be available until no later than December 31, 2021.

On March 25, 2021 the Company executed an additional funding request in the total amount of $10,000 (unaudited), for which 455,942 preferred F shares of no par value each were issued.

f.	Share option plan:

Under the Company’s Share Option Plan (the “Plan”), options may be granted to officers, directors, employees and non-employee consultants of the Company.

As of March 31, 2021 and December 31, 2020, an aggregate of 143,337 (unaudited) and 672,820 ordinary shares of the Company, respectively are still available for future grants. Each option granted under the Plan expires no later than 10 years from the date of grant. The options vest usually over four years of commencement of employment or services. Any options, which are forfeited or not exercised before expiration, become available for future grants.

A summary of the Company’s share option activity (except options to non-employee consultants) under the Plan is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate Intrinsic value
Balance as of December 31, 2018	7,694,375	$0.80	7.24	$8,021
Granted	1,130,750	$4.87
Forfeited	(472,507)	$2.39
Exercised	(835,743)	$0.61

Balance as of December 31, 2019	7,516,875	$1.33	6.63	$40,909
Granted	4,628,251	$6.74
Forfeited	(474,366)	$4.47
Exercised	(1,291,947)	$0.61

Balance as of December 31, 2020	10,378,813	$3.69	7.5	$66,024
Granted	5,122,400	$13.18
Forfeited	(92,917)	$6.94
Exercised	(448,576)	$1.91

Balance as of March 31, 2021 (unaudited)	14,959,720	$6.97	8.12	$264,013

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ DEFICIT AND EQUITY INCENTIVE PLAN (Cont.)

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate Intrinsic value

Exercisable options as of December 31, 2020	5,409,919	$1.63	5.93	$45,447
Exercisable options As of March 31, 2021 (unaudited)	5,531,064	$1.96	5.79	$125,310

As of March 31, 2021 and December 31, 2020, there was approximately $85,970 (unaudited) and $21,700 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s share option plan, respectively. These costs are expected to be recognized over a weighted-average period of 4.3 (unaudited) and 3.1 years respectively.

The weighted-average grant date fair value of options granted during the three months ended March 31, 2021 and 2020 was $13.45 (unaudited) and $4.28 (unaudited), respectively.

The weighted-average grant date fair value of options granted during the years ended December 31, 2020 and 2019 was $5.62 and $0.97, respectively.

Under the provisions of ASC 718, the fair value of each option was estimated on the date of grant using the Black & Scholes option valuation model, using the assumptions noted in the following table:

	Three month ended, March 31,		Year ended December 31,
	2021	2020	2020	2019
	(unaudited)
Expected volatility	60%	60%	60%	60%-65%
Expected dividend yield	—	—	—	—
Expected term (in years)	5-6.55	6.08	6.08	5-6.08
Risk free interest	0.49%-1.05%	1.45%	0.28%-1.45%	1.51%-2.39%

Risk-free interest rates are based on the yield from U.S. Treasury zero-coupon bonds with a term equivalent to the expected term of the options. The expected volatility of the price of such shares is based on an analysis of reported data for a peer group of comparable publicly traded companies which were selected based upon industry similarities. The expected term of options granted represents the period of time that options granted are expected to be outstanding, and is determined based on the simplified method in accordance with ASC No. 718-10-S99-1 (SAB No. 110), as adequate historical experience is not available to provide a reasonable estimate.

The dividend yield is based on the Company’s historical and future expectation of dividends payouts. Historically, the Company has not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

During the three month ended March 31, 2021 and 2020 and the years ended December 31, 2020 and 2019 the Company recorded compensation expenses related to employees of $3,532, $781, $14,017 and $3,008, respectively.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:- CONVERTIBLE PREFERRED SHARES, SHAREHOLDERS’ DEFICIT AND EQUITY INCENTIVE PLAN (Cont.)

The following table summarizes information about the Company’s outstanding and exercisable options to purchase ordinary shares granted to non-employees consultants as of March 31, 2021 (unaudited) and December 31, 2020:

Issuance date	Options for Ordinary shares	Weighted average Exercise price	Options exercisable
July 2015	20,000	$0.39	20,000
October 2019	30,000	$0.003	30,000

Total share-based compensation expenses resulting from share options granted to non-employees included in the statement of operations for the year ended December 31, 2019 were $72. No expenses were recorded for the three months ended March 31, 2021 and 2020 and for the year ended December 31, 2020.

The share-based compensation expense by line item in the accompanying consolidated statements of operations is summarized as follows:

	Three month ended March 31,		Year ended December 31,
	2021	2020	2020	2019
	(unaudited)
Cost of revenues	$177	$34	$201	$41
Research and development	471	240	1,596	282
Sales and marketing	793	222	1,105	427
General and administrative	2,091	285	11,115	2,330

	$3,532	$781	$14,017	$3,080

g.	Third-party share transactions:

During the years ended December 31, 2020 and 2019, the Company facilitated several secondary transactions, in which certain current employees and shareholders, sold a portion of their Ordinary Shares to other shareholders. The Company recorded share-based compensation expenses for the amount realized by the employees in excess of the estimated fair value of their respective shares. In addition, the Company recorded a deemed dividend for the amount paid to other shareholders, in excess of the estimated fair value of their respective shares. The total amount resulted in $209 (unaudited), $8,536 and $1,935 of incremental share-based compensation expense for the three month ended March 31, 2020 and for the years ended December 31, 2020 and 2019, respectively, and $4,569 of deemed dividend for the three month ended March 31, 2020 and for year ended December 31, 2020.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- TAXES ON INCOME

a.	Ordinary taxable income in Israel is subject to a corporate tax rate of 23%.

The Company applies various benefits allotted to it under the revised Investment Law as per Amendment 73, which includes a number of changes to the Investment Law regimes through regulations that have come into effect from January 1, 2017. Applicable benefits under the new regime include:

•

Introduction of a benefit regime for “Preferred Technology Enterprises” (“PTE”), granting a 12% tax rate in central Israel on income deriving from Benefited Intangible Assets, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports to large markets. PTE is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

•	A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated

•	enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

•

A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company) may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

The Company currently believes it is eligible for the PTE tax benefits.

The Company’s subsidiaries are separately taxed under the local tax laws of the jurisdiction of incorporation of each entity.

b.	Income before taxes on income is comprised as follows:

	Year ended December 31
	2020	2019
Domestic	$38,941	$48,392
Foreign	4,376	419

	$43,317	$48,811

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- TAXES ON INCOME (Cont.)

c.	Income taxes are comprised as follows:

	Year ended December 31
	2020	2019
Current:
Domestic	$153	$92
Foreign	1,011	481

Total current taxes	1,164	573

Deferred:
Domestic	—	—
Foreign	544	734

Total deferred taxes	544	734

Total income taxes	$1,708	$1,307

d.	A reconciliation of the Company’s theoretical income tax benefit to actual income tax expense is as follows:

	Year ended December 31
	2020	2019
Theoretical income tax benefit	$(9,963)	$(11,302)
Preferred technology enterprise	4,284	5,323
Foreign rate differential	213	119
Unrecognized tax benefits	1,272	437
Changes in valuation allowance	3,827	6,410
Share-based compensation	1,327	355
Non-deductible expenses	790	235
Other	(42)	(270)

Actual tax expense	$1,708	$1,307

The Company’s tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, the Company updates its estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, the Company makes a cumulative adjustment in the period of change.

The Company’s quarterly tax provision, and estimates of its annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, tax law developments, uncertain tax positions as well as non-deductible expenses, such as share-based compensation, and changes in its valuation allowance. The Company had an effective tax rate of (103)% (unaudited) and (109)% (unaudited) for the three months ended March 31, 2021 and 2020, respectively.

The provision for income taxes was $404 (unaudited) and $469 (unaudited) for the three months ended March 31, 2021 and 2020, respectively and consisted primarily of income taxes related to the U.S. and other foreign jurisdictions in which the Company conducts business.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- TAXES ON INCOME (Cont.)

e.	The following table presents the significant components of the Company’s deferred taxes:

	Year ended December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$27,049	$23,979
Research and development expenses	3,046	2,592
Accruals and reserves	2,454	998
Other deferred assets	1,041	1,258

Gross deferred tax assets	33,590	28,827
Valuation allowance	(29,780)	(25,953)

Total deferred tax assets	3,810	2,874
Deferred tax liabilities:
Deferred contract costs	(6,294)	(4,583)
Other deferred tax liabilities	(617)	(515)

Gross deferred tax liabilities	(6,911)	(5,098)

Net deferred taxes	$(3,101)	$(2,224)

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset certain deferred tax assets at December 31, 2020 and 2019 due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The net change in the total valuation allowance for the years ended December 31, 2020 and 2019 was an increase of $3,827 and $6,410, respectively.

f.	Tax reform U.S:

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security (“CARES Act”) was signed into law. The CARES Act is a relief package intended to assist many aspects of the U.S. economy of which certain components of the Act impacted the U.S subsidiary’s 2020 income tax provision. Specifically, the CARES Act temporarily reinstated a five-year carryback period for all NOLs generated in the tax years 2018, 2019 and 2020. Therefore, the Company’s NOLs from 2019 were carried back to 2017 and 2016, respectively, and a tax benefit of approximately $208 was recorded for the tax year 2020.

g.	Net operating losses carry forward:

As of December 31, 2020, the Company had approximately $200,200 in net operating loss carryforwards in Israel that can be carried forward indefinitely.

h.	Tax assessments

The Company has net operating losses from prior tax periods which may be subjected to examination in future periods. As of December 31, 2020, the Company’s tax years until December 31, 2014 are subject to statutes of limitation in Israel.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:- TAXES ON INCOME (Cont.)

As of that date, the U.S. subsidiary’s tax years until December 31, 2016 are subject to statutes of limitation in the U.S.

The U.S. subsidiary is currently undergoing an income tax audit for the 2017 tax year. The audit is in its early stage.

i.	Unrecognized tax benefits

Consistent with the provisions of ASC 740, Income Taxes, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized.

Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The following table shows the changes in the gross amount of unrecognized tax benefits as of December 31, 2020 and 2019:

Unrecognized Tax Benefits
Balance - December 31, 2018	$—
Increase related to current years’ tax positions	437

Balance - December 31, 2019	437
Increases related to prior years’ tax positions	209
Increase related to current years’ tax positions	1,063

Balance - December 31, 2020	$1,709

As of December 31, 2020, the total amount of gross unrecognized tax benefits was $1,709, if recognized, would favorably impact the Company’s effective tax rate. The remaining amount would be offset by the reversal of related deferred tax assets which are subject to a full valuation allowance.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2020, and 2019, the Company has accumulated $7 in both interest and penalties related to uncertain tax positions.

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company’s income tax provisions.

NOTE 8:- REPORTING SEGMENTS AND GEOGRAPHIC INFORMATION

a.	Operating segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, which is the Company’s chief executive officer, in deciding how to make operating decisions, allocate resources and assess performance. The Company’s chief operating decision maker allocates resources and assesses performance at the consolidated level.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:- REPORTING SEGMENTS AND GEOGRAPHIC INFORMATION—(Continued)

b.	Geographical information

The following table summarizes revenue by region based on the shipping address of customers:

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020	2019
	(unaudited)
United States	$30,029	$22,602	$105,321	$75,072
Rest of world	12,625	11,619	42,985	30,057

	$42,654	$34,221	$148,306	$105,129

Other than the United States, no other individual country accounted for 10% or more of total revenue for the three month ended March 31, 2021 (unaudited) and 2020 (unaudited) and for the years ended December 31, 2020 or 2019.

The following table summarizes property and equipment, net by region:

	Three months ended March 31,	Year ended December 31,
	2021	2020	2019
	(unaudited)
Israel	$7,386	$7,244	$9,123
United States	1,381	1,283	1,514
Rest of world	119	102	115

Total property and equipment, net	$8,886	$8,629	$10,752

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	Three months ended March 31,		Year ended December 31,
	2021	2020	2020	2019
	(unaudited)
Numerator:
Net loss	$(13,404)	$(12,277)	$(45,025)	$(50,118)
Net loss attributable to non-controlling interest	(246)	(457)	(1,311)	(696)
Adjustment attributable to non-controlling interest	10,816	481	5,487	475
Deemed dividend to ordinary shareholders	—	4,569	4,569	—

Net loss attributable to WalkMe Ltd.	$(23,974)	$(16,870)	$(53,770)	$(49,897)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	13,995,089	12,791,827	13,217,183	12,011,502
Net loss per share attributable to ordinary shareholders, basic and diluted	$(1.71)	$(1.32)	$(4.07)	$(4.15)

The potential shares of ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the periods presented because including them would have been anti-dilutive are as follows:

	Three months ended March 31,	Year ended December 31,
	2021	2020	2019
	(unaudited)
Convertible preferred shares	59,180,522	58,724,580	56,969,441
Outstanding share options	15,009,720	10,428,813	7,566,875

Total	74,190,242	69,153,393	64,536,316

Unaudited Pro Forma Net Loss Per Share Attributable to Ordinary Shareholders:

The Company has presented the unaudited pro forma basic and diluted net loss per share attributable to ordinary shareholders for the three months ended March 31, 2021, year ended December 31, 2020 and December 31, 2019 computed to give effect to the conversion of its convertible preferred shares into ordinary shares (using the if-converted method) as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later.

WALKME LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:- NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS (Cont.)

	Three month ended March 31,	Year ended December 31,
	2021	2020	2019
Numerator:
Net loss attributable to WalkMe Ltd.	$(23,974)	$(53,770)	$(49,897)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	13,995,089	13,217,183	12,011,502
Weighted-average of convertible preferred shares upon assumed conversion in IPO	58,732,075	58,132,717	53,712,956

Weighted-average shares used in computing pro forma net loss per share attributable to ordinary shareholders, basic and diluted	72,727,164	71,349,900	65,724,458

Pro forma net loss per share attributable to ordinary shareholders, basic and diluted	$(0.33)	$(0.75)	$(0.76)

NOTE 10:-SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through March 19, 2021, the date at which the consolidated financial statements were available to be issued.

a.

On March 4, 2021, the Company’s shareholders approved the change of share capital from NIS 0.01 par value to no par-value. All references to ordinary and convertible preferred shares amounts and per share amounts have been retroactively restated to reflect the change in par value as if it had taken place as of the beginning of the earliest period presented.

NOTE 11:-SUBSEQUENT EVENTS (UNAUDITED)

For its interim consolidated financial statements as of March 31, 2021, the Company evaluated subsequent events through May 17, 2021, the date on which the interim consolidated financial statements were available to be issued. The Company identified the following subsequent events:

a.	On March 25, 2021 the Company executed an additional funding request in the total amount of $10,000, for which 455,492 preferred F shares of no par value each were issued.

b.	On April 7, 2021 the Company acquired certain assets of Snow White Labs Ltd. for a total consideration of $300 and 33,150 of the Company’s ordinary shares.

c.	On May 11, 2021 the Company’s shareholders approved to convert all of the Company’s authorized and unissued deferred shares into 4,103,500 authorized ordinary shares of no par value.

d.

In connection with the litigation described in note 5, in April 2021 the plaintiff waived its claims in the infringement proceedings and the HRC is expected to issue a corresponding decision rejecting the action in its entirety shortly.

e.

Subsequent to March 31, 2021, the Company granted share options to purchase up to 636,250 ordinary shares with a weighted-average exercise price of $26.47 per share. Based on the latest fair value per share available, the Company estimates it will recognize approximately $9.8 million of share-based compensation expense related to these share options over the requisite service period of four years.

9,250,000 Shares

June 15, 2021

Ordinary shares

Prospectus

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	CITIGROUP

WELLS FARGO SECURITIES	BARCLAYS	BMO CAPITAL MARKETS

JMP SECURITIES	KEYBANC CAPITAL MARKETS	NEEDHAM & COMPANY

Through and including July 10, 2021 (the 25th day after the date of this prospectus), all dealers that effect transaction in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.